Form 10-K, Exhibit 13
period 1994-01-02
INTERFACE INC
filed 1994-04-01
CIK 715787

                                                                   EXHIBIT 13
                        Interface, Inc. and Subsidiaries
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations



RESULTS OF OPERATIONS
During 1993, the Company experienced overall sales growth as a result of the acquisition of Bentley Mills, Inc. in June 1993 and increased sales in the interior fabrics and chemical operations. These sales increases were offset somewhat by the recessionary climate in most of the major carpet markets, particularly in Europe and Japan, which experienced sales declines.

Throughout 1993, the Company continued to reduce selling, general, and administrative expenses as a percentage of sales due to strict cost control measures begun in 1991 in response to the general worldwide recession and as a result of the acquisition of Bentley Mills, Inc.

The Company plans to continue its cost containment efforts while making selective investments in emerging geographical markets, new products, employee training and quality improvement. The capital expenditures program will focus on supporting innovations and reducing costs.

The following table shows, as a percentage of net sales, certain items included in the Company's consolidated statements of income for each of the three years through the period ended January 2, 1994.

                                                      FISCAL YEAR ENDED
                                                  -------------------------
                                                 1/2/94    1/3/93  12/29/91
===========================================================================
Net sales                                        100.0%     100.0%    100.0%
Cost of sales                                     68.4       68.0      67.7
- ---------------------------------------------------------------------------
  GROSS PROFIT ON SALES                           31.6       32.0      32.3
Selling, general and
  administrative expenses                         24.2       25.2      25.8
- ---------------------------------------------------------------------------
  OPERATING INCOME                                 7.4        6.8       6.5
Other expense, net                                 4.0        3.7       4.1
- ---------------------------------------------------------------------------
  INCOME BEFORE TAXES                              3.4        3.1       2.4
Taxes on income                                    1.2        1.0        .9
- ---------------------------------------------------------------------------
  NET INCOME                                       2.2        2.1       1.5
Preferred dividends                                 .1          -         -
- ---------------------------------------------------------------------------
Income applicable to
  common shareholders                              2.1%       2.1%      1.5%
===========================================================================

FISCAL 1993 COMPARED WITH FISCAL 1992
In fiscal 1993, the Company's net sales increased $31 million (5.2%) compared with fiscal 1992. The increase was due in substantial part to the June 1993 acquisition of Bentley Mills, Inc. which had sales of $112 million for fiscal 1992. The Company also achieved a unit volume increase of approximately 6% in its interior fabrics and chemical operations. The increase in net sales was offset somewhat by a strengthening U.S. dollar, the Company's reporting currency, against the major currencies of its European operation, which caused net sales to be 5.1% lower than otherwise would have been the case.

Cost of sales as a percentage of net sales increased slightly to 68.4% in 1993, compared with 68.0% in 1992 due primarily to reduced efficiencies in the carpet tile manufacturing operations as a result of a 1.2 million square yard decline in unit volume. In addition, the acquisition of Bentley also contributed to the increased cost of sales due to Bentley's historical cost of sales having been 75.0% in 1992, compared with 68.0% in 1992 for the Company.

Selling, general and administrative expenses as a percentage of sales decreased to 24.2% in 1993 from 25.2% in 1992 primarily as a result of the acquisition of Bentley in 1993. Bentley's selling, general, and administrative costs as a percentage of sales were 15.7%, compared to 25.2% for the Company in 1992. The decline was also the result of cost controls initiated in 1991 which reduced discretionary marketing cost and fixed overhead expenditures.

Other expense increased $2.9 million in 1993, primarily due to increased bank debt of $60.0 million related to the acquisition of Bentley in June 1993.

During fiscal 1993, the Company's effective income tax rate increased to 35.0% from 33.9% in 1992, primarily due to an increase in the U.S. statutory rate to 35.0%. In 1993, there was no utilization of net operating loss carryforwards as compared to $2.6 million utilized in 1992. The rate increase was offset by the utilization of excess foreign tax credit carryovers of $1.5 million in 1993.

As a result of the aforementioned factors, the Company's net income increased 13.1% to $13.8 million in 1993 from $12.3 million in 1992.

FISCAL 1992 COMPARED WITH FISCAL 1991
In fiscal 1992, the Company's net sales increased $12.3 million (2.1%) compared with fiscal 1991. The increase was due primarily to a unit volume increase of approximately 19% in the Company's interior fabrics and chemical operations. The weakening of the U.S. dollar, the Company's reporting currency against the major currencies of its foreign markets, accounted for an additional 2% increase in net sales. The overall increase in net sales was offset somewhat by a 3% decrease in sales volume in the Company's carpet tile operations in the United Kingdom, Continental Europe, and North America. These major markets continued to be adversely impacted by weak economic conditions, particularly in Europe, where the economic uncertainty has been aggravated by a climate of currency instability.

Cost of sales as a percentage of net sales increased slightly to 68% in 1992 compared with 67.7% in 1991 due primarily to (i) a .7% increase in costs associated with the Company's Netherlands manufacturing facilities, which experienced unfavorable foreign currency exchange rates in its export markets, particularly the United Kingdom, Spain, Italy, and Sweden, (ii) reduced efficiencies in the carpet tile manufacturing operations as a result of a 1.2 million square yard decline in unit volumes, and (iii) competitive price pressures in most major markets. During this period the average selling price per square yard of carpet decreased by approximately 1.9%. These factors were offset somewhat by improved manufacturing efficiencies in the interior fabrics and chemical businesses, where unit volume increased 19% over the prior year.

Selling, general and administrative expenses as a percentage of net sales decreased slightly to 25.2% in 1992 from 25.8% in 1991 primarily as a result of
(i) continued cost control measures implemented in 1991 which reduced discretionary spending, particularly for marketing expenses (down 4%), (ii) rightsizing the workforce, particularly in Europe, where the payroll was decreased by 20% compared to 1990 levels, and (iii) an increase in net sales.

Other expense decreased $1.7 million in 1992, primarily due to a reduction in bank debt ($143 million at year-end 1992 compared to $159 million at year-end
1991) coupled with a decline in U.S. interest rates.

During fiscal 1992, the Company's effective income tax rate decreased to 33.9% from 37.8% in 1991. The principal reason for the decrease was a reduction of $832,000 in non-deductible depreciation expense related to assets acquired in previous acquisitions. Additionally, utilization of a net operating loss carryforward of $2.6 million to offset current taxable income in Japan contributed to the reduction.

As a result of the aforementioned factors, the Company's net income increased 37.3% to $12.3 million in 1992 from $8.9 million in 1991.

LIQUIDITY AND CAPITAL RESOURCES
The Company's primary sources of cash over the last three fiscal years have been funds provided by operating activities and proceeds from additional long-term debt. In 1993, operating activities provided $40.6 million of cash compared to $41.7 million and $31.1 million in 1992 and 1991, respectively.

        The primary use of cash during these three years has been (i) additions to property and equipment at all of the Company's manufacturing facilities,
(ii) acquisitions of businesses, and (iii) cash dividends. The addition to property and equipment required cash outlays of $50.5 million, while the acquisitions of businesses required $16.6 million, and dividends required $13.3 million. Management believes these expenditures will result in an expanded market presence and improved efficiency in the Company's production and distribution.

In June 1993, the Company amended and restated its existing revolving credit and term loan facilities, and issued $25.0 million in preferred stock in conjunction with the purchase of Bentley Mills, Inc. The amendment, among other things, increased the outstanding term loans by $55.0 million and reduced the revolving credit facility by approximately $20.0 million. As of January 2, 1994, the Company had long-term debt of $79.3 million under its $125.0 million revolving lines of credit, $121.5 million of term debt and $103.9 million in convertible subordinated debt. The Company believes that it has minimized its exposure to interest rate increases because over one-half of its debt is at fixed interest rates.

The Company utilizes foreign hedging contracts in order to match anticipated cash flows from foreign operations with local currency debt obligations. Due to the strengthening of the U.S. dollar against the Dutch guilder and the British pound sterling, the Company, as of January 2, 1994, recognized a $15.1 million decrease in its foreign translation adjustment account.

At the end of fiscal 1993, the Company estimated capital expenditure requirements of approximately $20.0 million for 1994, and had purchase commitments of $5.2 million. Management believes that the cash provided by operations and long-term borrowing arrangements will provide adequate funds for current commitments and other requirements in the foreseeable future.

Bentley Mills' City of Industry, California plant is located in the San Gabriel Valley, which has been generally designated as a Superfund site. Neither the Environmental Protection Agency nor the potentially responsible party ("PRP") group has asserted that Bentley is a PRP in connection with such Superfund site.

IMPACT OF INFLATION
Petroleum-based products comprise approximately 90% of the cost of raw materials used by the Company in manufacturing. The Company historically has been able to offset increases in the cost of such petroleum-based products with finished product price increases. Management cannot predict the extent to which it will be able to pass through any future cost increases.

RECENT ACCOUNTING PRONOUNCEMENTS
The Company has no post-retirement benefit plans nor any material post-employment benefits as covered by SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions," and SFAS No. 112, "Employers' Accounting for Post-employment Benefits."


EARNINGS &
CASH DIVIDENDS                    TOTAL ASSETS                    TOTAL CAPITALIZATION
(in millions of dollars)          (in millions of dollars)        (in millions of dollars)


     (Graph)                            (Graph)                            (Graph)


                        Interface, Inc. and Subsidiaries
                          Consolidated Balance Sheets



(IN THOUSANDS, EXCEPT SHARE DATA)                                                         1/2/94               1/3/93
======================================================================================================================
ASSETS
Current
  Cash and cash equivalents                                                             $   4,674            $   5,824
  Escrowed and restricted funds                                                             4,015                4,419
  Accounts receivable                                                                     124,170              109,343
  Inventories                                                                             116,041              101,390
  Prepaid expenses                                                                         15,078               10,712
Deferred income taxes                                                                       2,539                  743
- ----------------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                                                  266,517              232,431
Property and equipment, less accumulated depreciation                                     145,125              137,605
Miscellaneous                                                                              35,534               28,014
Deferred income taxes                                                                       5,976                2,749
Excess of cost over net assets acquired                                                   189,167              133,321
- ----------------------------------------------------------------------------------------------------------------------
                                                                                        $ 642,319            $ 534,120
======================================================================================================================

LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                                      $  56,043            $  43,530
  Accrued expenses                                                                         52,744               38,642
  Current maturities of long-term debt                                                     17,155               11,425
- ----------------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                                                             125,942               93,597
Long-term debt, less current maturities                                                   187,712              131,563
Convertible subordinated debentures                                                       103,925              103,925
Deferred income taxes                                                                      17,856               18,686
- ----------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES                                                                     435,435              347,771
Redeemable preferred stock                                                                 25,000                    -
Common stock                                                                                2,104                2,086
Additional paid-in-capital                                                                 83,989               82,110
Retained earnings                                                                         125,960              117,174
Foreign currency translation adjustment                                                   (12,423)               2,725
Treasury stock, 3,600,000 Class A shares, at cost                                         (17,746)             (17,746)
- ----------------------------------------------------------------------------------------------------------------------
                                                                                        $ 642,319            $ 534,120
======================================================================================================================


See accompanying notes to consolidated financial statements.

                        Interface, Inc. and Subsidiaries
                       Consolidated Statements of Income



                                                                                          FISCAL YEAR ENDED
                                                                          --------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                     1/2/94           1/3/93          12/29/91
======================================================================================================================
NET SALES                                                                 $  625,067       $  594,078       $  581,786
Cost of sales                                                                427,321          404,130          393,733
- ----------------------------------------------------------------------------------------------------------------------
  GROSS PROFIT ON SALES                                                      197,746          189,948          188,053
Selling, general and administrative expenses                                 151,576          149,509          150,100
- ----------------------------------------------------------------------------------------------------------------------
  OPERATING INCOME                                                            46,170           40,439           37,953
- ----------------------------------------------------------------------------------------------------------------------
Other expense (income):
  Interest expense                                                            22,840           21,894           23,253
  Other                                                                        2,026              (16)             370
- ----------------------------------------------------------------------------------------------------------------------
                                                                              24,866           21,878           23,623
- ----------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE TAXES ON INCOME                                               21,304           18,561           14,330
Taxes on income                                                                7,455            6,311            5,409
- ----------------------------------------------------------------------------------------------------------------------
  NET INCOME                                                                  13,849           12,250            8,921
Preferred stock dividends                                                        913                -                -
- ----------------------------------------------------------------------------------------------------------------------
  NET INCOME APPLICABLE TO COMMON SHAREHOLDERS                            $   12,936       $   12,250       $    8,921
======================================================================================================================

PRIMARY EARNINGS PER COMMON SHARE                                         $     0.75       $     0.71       $     0.52
======================================================================================================================

See accompanying notes to consolidated financial statements.

                        Interface, Inc. and Subsidiaries
                     Consolidated Statements of Cash Flows


                                                                                          FISCAL YEAR ENDED
                                                                             ------------------------------------------
(IN THOUSANDS)                                                                 1/2/94         1/3/93           12/29/91
=======================================================================================================================
OPERATING ACTIVITIES
NET INCOME                                                                   $ 13,849         $12,250          $ 8,921
Adjustments to reconcile net income to cash
  provided by operating activities
    Depreciation and amortization                                              24,512          22,257           19,723
    Deferred income taxes                                                      (8,465)         (9,059)           2,984
    Other                                                                          -           (2,315)               -
    Cash provided by (used for)
      Accounts receivable                                                      (1,569)          8,324            6,179
      Inventories                                                               3,147           8,976              894
      Prepaid expenses and other                                               (3,762)           (848)          (3,578)
      Accounts payable and accrued expenses                                    12,870           2,111           (3,998)
- ----------------------------------------------------------------------------------------------------------------------
                                                                               40,582          41,696           31,122
- ----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Capital expenditures                                                        (20,639)        (14,476)         (15,375)
Acquisitions of businesses                                                    (16,609)              -                -
Changes in escrowed and restricted funds                                          404            (560)          (1,519)
Other                                                                          (5,639)         (2,980)            (524)
- ----------------------------------------------------------------------------------------------------------------------
                                                                              (42,483)        (18,016)         (17,418)
- ----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Long-term borrowings                                                              -               -            7,639
  Principal payments on long-term debt                                        (11,500)        (12,438)         (19,100)
  Net borrowings (repayments) under lines-of-credit                            15,573          (6,171)             818
  Proceeds from issuance of common stock                                        1,897             344               34
  Dividends paid                                                               (5,063)         (4,142)          (4,136)
  Other                                                                             -          (1,562)               -
- ----------------------------------------------------------------------------------------------------------------------
                                                                                  907         (23,969)         (14,745)
- ----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating, investing
  and financing activities                                                       (994)           (289)          (1,041)
Effect of exchange rate changes on cash                                          (156)           (404)            (152)
- ----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  Net increase (decrease)                                                      (1,150)           (693)          (1,193)
  Balance at beginning of year                                                  5,824           6,517            7,710
- ----------------------------------------------------------------------------------------------------------------------
  BALANCE AT END OF YEAR                                                     $  4,674         $ 5,824          $ 6,517
- ----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                        Interface, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements



NOTE 1 - SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Interface, Inc. ("the Company") and its subsidiaries. All material intercompany accounts and transactions are eliminated.

TRANSLATION OF FOREIGN CURRENCIES
AND HEDGING TRANSACTIONS
The financial position and results of operations of the Company's foreign subsidiaries are measured generally using local currencies as the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each year end. Income statement items are translated at the average rate of exchange prevailing during the year. The resulting translation adjustments are recorded in the foreign currency translation adjustment account. In the event of a divestiture of a foreign net investment or an investment being no longer considered long-term in nature, the related foreign currency translation results are reversed from equity to income. Other foreign currency transaction gains and losses are also included in income. Exchange gains and losses are not material in amount in any year.

The Company has entered into foreign currency hedging transactions to reduce its exposure to adverse fluctuations in foreign exchange rates. While the hedging instruments (principally forward exchange contracts) are subject to gains or losses from changes in exchange rates, these gains or losses would generally be offset by the exposures being hedged. Realized and unrealized gains and losses on those hedging instruments that are designated and effective as hedges of probable anticipated and firmly committed foreign currency transactions are deferred and recognized in income in the same period as the hedged transaction.

INVENTORIES
Inventories are valued at the lower of cost (standards which approximate actual cost on a first-in, first-out basis) or market. Maintenance, operating and office supplies are generally not inventoried.

PROPERTY AND EQUIPMENT
Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: buildings and improvements - ten to fifty years; furniture and equipment - three to twelve years.

EXCESS OF COST OVER NET ASSETS ACQUIRED
The excess of purchase price over fair value of net assets of acquired businesses arises in connection with business combinations accounted for as purchases and is amortized on a straight-line basis, generally over forty years. Accumulated amortization amounted to approximately $20,302,000 and $16,834,000 at January 2, 1994 and January 3, 1993, respectively.

TAXES ON INCOME
Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

EARNINGS PER COMMON SHARE AND DIVIDENDS
Earnings per common share are computed by dividing net income applicable to common shareholders by the combined weighted average number of shares of Class A and Class B common stock outstanding during each year. The computation does not include a negligible dilutive effect of stock options. Neither the Convertible Debentures nor the Preferred Stock issued during June 1993 was determined to be a common stock equivalent. In computing primary earnings per share, the preferred stock dividend reduces income applicable to common shareholders. Primary earnings per share are based upon 17,302,000 shares, 17,253,000 shares, and 17,230,000 shares for the years ended January 2, 1994, January 3, 1993, and December 29, 1991, respectively. For fiscal 1993, 1992 and 1991, fully diluted earnings per common share were antidilutive. For the purposes of computing earnings per share and dividends paid per share, the Company is treating as treasury stock (and therefore not outstanding) the shares that are owned by a wholly-owned subsidiary (3,600,000 Class A shares, recorded at cost).

FISCAL YEAR
The Company's fiscal year ends on the Sunday nearest December 31. The fiscal years ended January 2, 1994 and December 29, 1991, comprised 52 weeks and the fiscal year ended January 3, 1993, comprised 53 weeks.

NOTE 2 - BUSINESS ACQUISITIONS

The Company, through a series of stock purchases in June 1993, acquired 100% of the outstanding capital stock of Bentley Mills, Inc. ("Bentley"), a U.S. company engaged in the manufacturing and distribution of modular broadloom carpet, for the aggregate consideration of $34.0 million, which was comprised of $9.0 million in cash and $25.0 million of newly issued Series A Cumulative Convertible Preferred Stock (see Note 11). As part of the overall transaction, the Company also repaid Bentley's existing bank debt. The Company accounted for this transaction as a purchase. At the acquisition date, the fair value of the net liabilities of Bentley exceeded the fair value of its net assets by approximately $32.2 million. Accordingly, the excess of the purchase price ($34.0 million) over the fair value of net assets acquired was approximately $66.2 million and is being amortized over 40 years. The results of operations of Bentley have been included within the consolidated financial statements since June 1, 1993.

The following table summarizes the unaudited pro forma consolidated results of operation of the Company as though the Bentley acquisition had occurred at the beginning of each of the fiscal years presented and does not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of results that may occur in the future. The pro forma amounts give effect to appropriate adjustments for the fair value of the net assets acquired, amortization of the excess of the cost over the net assets acquired, interest expense, intercompany transactions, and the issuance of preferred shares.

                                      FISCAL YEAR ENDED
(IN THOUSANDS,                     ---------------------
EXCEPT PER SHARE DATA)                1/2/94      1/3/93
========================================================
Net sales                          $ 683,083    $706,261
- --------------------------------------------------------
Net income                            15,685      16,314
- --------------------------------------------------------
Income applicable to
  common shareholders                 13,897      14,644
- --------------------------------------------------------
Primary earnings per common share        .80         .85
========================================================


In February 1993, the Company acquired the assets of the fabric division of Stevens Linen Associates, Inc., based in Dudley, Massachusetts, for $4.9 million.

In January 1993, the Company acquired (through certain of its U.S. and French subsidiaries), for $1.3 million, the patents, know-how and production equipment of Servoplan, S.A., a French company, relating to the low-profile access flooring system developed by Servoplan.

In December 1993, the Company entered into an agreement to acquire Prince Street Technologies, Ltd. ("PST") and Prince Street Holding Company ("PSHC") located in Atlanta, Georgia. The acquisition will be completed through the issuance of 674,953 shares of Class A Common Stock of the Company for 100% of the outstanding shares of PST/PSHC, and will be accounted for as a purchase. Total assets, revenues, and net income of PST/PSHC for the year ended October 3, 1993 (the most recent fiscal year end) were approximately $12.3 million, $30.7 million and $.7 million, respectively.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

(IN THOUSANDS)                       1/2/94      1/3/93
=======================================================
Cash                                 $4,045      $5,549
Cash equivalents                        629         275
- -------------------------------------------------------
  TOTAL                              $4,674      $5,824
=======================================================


Cash equivalents, carried at costs which approximate market, consist of short-term, highly liquid investments which are readily convertible into cash and have initial maturities of three months or less. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Under the Company's cash management program, checks in transit are not considered reductions of cash or accounts payable until presented to the bank for payment. At January 2, 1994 and January 3, 1993, checks not yet presented to the bank totalled approximately $9.7 million and $10.6 million, respectively. In accordance with a Workers' Compensation self-insurance arrangement in the State of Maine, the Company is required by state law to maintain a trust account to pay Workers' Compensation claims. At January 2, 1994 and January 3, 1993, the trust account had balances of approximately $4.0 million and $4.4 million, respectively, and was segregated from cash and cash equivalents and reflected as escrowed and restricted funds at January 2, 1994 and January 3, 1993. Cash payments for interest amounted to approximately $23.4 million, $21.1 million and $23.3 million for the years ended January 2, 1994, January 3, 1993 and December 29, 1991, respectively. Income tax payments amounted to approximately $16.3 million, $8.9 million and $11.3 million for the years ended January 2, 1994, January 3, 1993 and December 29, 1991, respectively.

NOTE 4 - INVENTORIES


Inventories are summarized as follows:

(IN THOUSANDS)                        1/2/94      1/3/93
========================================================
Finished Goods                      $ 64,497    $ 55,527
Work-in-Process                       20,010      21,882
Raw Materials                         31,534      23,981
- --------------------------------------------------------
  TOTAL                             $116,041    $101,390
========================================================


NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(IN THOUSANDS)                        1/2/94      1/3/93
========================================================
Land                                $  7,917    $  7,552
Buildings and improvements            66,182      69,617
Equipment                            162,985     134,984
Construction in process                4,717       5,642
- --------------------------------------------------------
                                     241,801     217,765
Accumulated depreciation              96,676      80,160
- --------------------------------------------------------
                                    $145,125    $137,605
========================================================


NOTE 6 - ACCRUED EXPENSES

Accrued expenses consisted of the following:

(IN THOUSANDS)                        1/2/94      1/3/93
========================================================
Income taxes                         $ 9,846     $ 3,741
Compensation                          14,209      12,615
Interest                               3,437       4,044
Other                                 25,252      18,242
- --------------------------------------------------------
  TOTAL                              $52,744     $38,642
========================================================


NOTE 7 - LONG-TERM DEBT

Long-term debt consisted of the following:

(IN THOUSANDS)                        1/2/94      1/3/93
========================================================
Secured term loans                  $121,500    $ 78,000
Revolving credit agreements           79,260      60,276
Industrial revenue bonds               2,400       3,800
Other                                  1,707         912
- --------------------------------------------------------
  TOTAL LONG-TERM DEBT               204,867     142,988
  LESS CURRENT MATURITIES             17,155      11,425
- --------------------------------------------------------
LONG-TERM DEBT                      $187,712    $131,563
========================================================


During June 1993, the Company entered into an agreement to amend and restate its revolving credit and term loan facility. The amendment provides for, among other things, a decrease in the revolving credit notes from $145 million to $125 million and an increase in the secured term loans from approximately $80 million to $135 million. Additionally, the facility, which originally was to expire during 1996 has been extended to June 30, 1999. The amended and restated revolving credit and secured term loans are collateralized by substantially all of the outstanding stock of the Company's operating subsidiaries (except certain foreign subsidiaries, for which only 66% of the outstanding stock was pledged). The secured term loans are payable quarterly, in increasing amounts, plus interest through June 1999. Interest is charged, at the Company's option, at a rate based on either the bank's certificate of deposit rate (3.5%), LIBOR
(3.3%) plus 3/4%, up to 1.5% depending upon the Company's ability to meet certain performance criteria, or the bank's prime lending rate (6%). The
Company is also required to pay a commitment fee ranging from 3/8% to 1/2% per annum on the unused portion of the revolving credit loans depending upon the Company's ability to meet certain performance criteria. The agreements require prepayment from specified excess cash flows or proceeds from certain asset sales and provide for restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets, limit the payment of dividends, and prohibit the retirement of its Convertible Subordinated Debentures. At January 2, 1994, approximately $11.4 million of the Company's retained earnings were unrestricted and available for payment of dividends under the most restrictive terms of the agreement.

Future maturities of long-term debt based on fixed payments (amounts could be higher if excess cash flows or asset sales require prepayment of debt under the revolving credit agreements) are as follows:

FISCAL YEAR                              (IN THOUSANDS)
=======================================================
1994                                            $17,155
1995                                             17,900
1996                                             18,400
1997                                             21,400
1998                                             22,400
Thereafter                                      107,612
- -------------------------------------------------------
  TOTAL                                        $204,867
=======================================================


Additionally, the Company maintains approximately $25 million in revolving lines of credit through several of its subsidiaries. Interest is generally charged at the prime lending rate. Approximately $7.7 million and $4.1 million were outstanding under these lines and are included within accounts payable in the consolidated balance sheets at January 2, 1994 and January 3, 1993, respectively.

NOTE 8 - TAXES ON INCOME

Provisions for federal, foreign and state income taxes in the consolidated statements of income consisted of the following components:

                                   FISCAL YEAR ENDED
                             ---------------------------
(IN THOUSANDS)               1/2/94     1/3/93  12/29/91
========================================================
Current:
  Federal                   $ 6,115    $ 4,880   $ 2,087
  Foreign                     6,028      3,196      (457)
  State                       1,165      1,352       795
- --------------------------------------------------------
                             13,308      9,428     2,425
- --------------------------------------------------------
Deferred:
  Federal                    (1,271)    (2,606)    1,598
  Foreign                    (4,340)       (15)    1,132
  State                        (242)      (496)      254
- --------------------------------------------------------
                             (5,853)    (3,117)    2,984
- --------------------------------------------------------
TOTAL TAXES ON INCOME       $ 7,455    $ 6,311   $ 5,409
========================================================


Income before taxes on income consisted of the following:

                                  FISCAL YEAR ENDED
                             ---------------------------
(IN THOUSANDS)               1/2/94     1/3/93  12/29/91
========================================================
U.S. Operations             $17,717    $ 8,793   $10,501
Foreign Operations            3,587      9,768     3,829
- --------------------------------------------------------
  TOTAL                     $21,304    $18,561   $14,330
========================================================


Deferred income taxes for the year ended December 29, 1991, result from "timing differences" in the recognition of income and expense for tax and financial reporting purposes and have not been restated for the provisions of SFAS 109, which was adopted during 1992.

Principal items making up the deferred tax provisions for fiscal 1991 are as follows:

(IN THOUSANDS)
=======================================================
Excess of tax over
  book depreciation                              $2,560
Other                                               424
- -------------------------------------------------------
  TOTAL                                          $2,984
=======================================================


Deferred income taxes for the years ended January 2, 1994, and January 3, 1993, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The sources of the temporary differences and their effect on the net deferred tax liability at January 2, 1994 and January 3, 1993, are as follows:

                               1/2/94                    1/3/93
                          ---------------------------------------------
(IN THOUSANDS)           ASSETS   LIABILITIES      ASSETS   LIABILITIES
=======================================================================
Basis difference
  of property
  and equipment          $     -     $17,553       $     -      $17,901
Net operating loss
  and foreign tax
  credit carryforwards     9,135           -         5,491            -
Other differences
  in bases of assets
  and liabilities          2,539         303           743          785
Valuation Allowance       (3,159)          -        (2,742)           -
- -----------------------------------------------------------------------
  TOTAL                  $ 8,515     $17,856       $ 3,492      $18,686
=======================================================================

During the year ended January 2, 1994, the valuation allowance increased approximately $417,000, and for the year ended January 3, 1993, the valuation allowance decreased approximately $1.6 million. At January 3, 1993, the Company had approximately $1.5 million in foreign tax credits. Additionally, $24.4 million and $14.4 million in net operating losses within foreign subsidiaries are available for carryforward expiring at various times through 2001.

The effective tax rate on income before taxes differs from the federal statutory rates. The following summary reconciles taxes at the federal statutory rates with the effective rates:

                                     FISCAL YEAR ENDED
                                ----------------------------
                                 1/2/94    1/3/93   12/29/91
============================================================
TAXES ON INCOME AT
  STATUTORY RATES                 35.0%     34.0%     34.0%
Increase (reduction) in
  taxes resulting from:
State income taxes,
  net of federal benefit           2.8       3.0       4.8
Amortization of excess of
  cost over net assets acquired
  and related purchase
  accounting adjustments           3.9       2.5       5.4
Differences in
  foreign taxes paid               2.0      (4.6)     (7.5)
U.S. utilization of foreign tax
  credit carryovers               (7.2)        -         -
Other                             (1.5)     (1.0)      1.1
- ----------------------------------------------------------
TAXES ON INCOME AT
  EFFECTIVE RATES                 35.0%     33.9%     37.8%
==========================================================


Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $56.1 million at January 2, 1994. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $2.8 million would be payable upon remittance of all previously unremitted earnings at January 2, 1994.


NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries have trusteed, defined benefit retirement plans ("Plans") which cover substantially all of their employees except those of Guilford, which has its own 401(k) plan. The benefits are generally based on years of service and the employee's average monthly compensation. Pension expense was approximately $1.5 million, $1.7 million and $1.6 million for the fiscal years January 2, 1994, January 3, 1993 and December 29, 1991, respectively. Assets exceeded accumulated benefits in certain plans and accumulated benefits exceeded assets in others during the fiscal years ended January 2, 1994 and January 3, 1993.

The ranges of assumptions used for the actuarial determinations reflect the different economic environments within the various countries where the Plans exist. In 1993, the assumed rates of return on plan assets ranged from 6% to 8.5%, the measurement of the projected benefit obligation was based on assumed discount rates ranging from 6% to 7.5% and assumed long-term rates of compensation increases ranging from 4% to 5.5%. In 1992, the assumed rates of return on plan assets ranged from 7% to 10%, the measurement of the projected benefit obligation was based on assumed discount rates ranging from 7% to 10% and assumed long-term rates of compensation increases ranging from 5% to 8%.

The Company has 401(k) retirement investment plans ("401(k) Plans"), which are open to all its U.S. employees with one or more years of service. The 401(k) Plans call for Company contributions on a sliding scale based on the level of the employee's contribution. Approximately 70% of eligible employees are enrolled in the 401(k) Plans. The Company's contributions are funded monthly by payment to the 401(k) Plan administrators. Company contributions totalled $492,000, $474,000 and $419,000 for the years ended January 2, 1994, January 3,
1993, and December 29, 1991, respectively.

The table presented below sets forth the funded status of the Company's defined benefit plans and the amounts recognized in the consolidated financial statements. All of the Company's significant domestic and foreign plans are reflected in the table for each year presented.



                                                                    1/2/94                            1/3/93
                                                      ----------------------------------------------------------------
                                                      ASSETS EXCEED      ACCUMULATED    ASSETS EXCEED      ACCUMULATED
                                                        ACCUMULATED         BENEFITS      ACCUMULATED         BENEFITS
(IN THOUSANDS)                                             BENEFITS    EXCEED ASSETS         BENEFITS    EXCEED ASSETS
======================================================================================================================
Plan assets at fair value, primarily
  insurance contracts                                       $35,537          $ 5,401          $33,092          $   364
- ----------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit
  obligations:
    Vested benefits                                          31,920            5,085           25,307              969
    Nonvested benefits                                        1,137              828            1,009                0
- ----------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                               33,057            5,913           26,316              969
  Effect of projected future salary increases                   105            3,082            3,861            2,294
- ----------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                 33,162            8,995           30,177            3,263
- ----------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (lesser than)
  projected benefit obligation                                2,375           (3,594)           2,915           (2,899)
Unrecognized net gain from past experience
  different from that assumed                                (2,880)             314           (3,403)            (253)
Unrecognized prior service cost                                 437              172              699                0
Unrecognized net asset existing at the date
  of initial application of SFAS 87                            (344)           1,887             (471)           2,181
- ----------------------------------------------------------------------------------------------------------------------
Prepaid (Accrued) pension cost                                ($412)         ($1,221)           ($260)           ($971)
======================================================================================================================
Net pension cost included the
  following components:
    Service cost - benefits earned during the period        $   716          $   739          $ 1,322          $   146
    Interest cost on projected benefit obligation             2,540              613            2,764              120
    Actual return on plan assets                             (8,196)            (389)          (4,524)               0
    Net amortization and deferral                             5,316              145            1,927              (12)
- ----------------------------------------------------------------------------------------------------------------------
Net pension cost (credit)                                   $   376          $ 1,108          $ 1,489          $   254
======================================================================================================================

NOTE 10 - CONVERTIBLE SUBORDINATED
DEBENTURES

The Company has $103,925,000 aggregate principal amount of Convertible Subordinated Debentures ("Debentures") maturing in 2013 which were sold in a public offering. The Debentures are unsecured obligations of the Company and bear interest payable semi-annually at 8%. They are convertible into shares of the Company's Class A Common Stock at a conversion price of approximately $16.92 per share. The Debentures are redeemable, at the option of the Company, at a price of 103.2% during 1994, and are redeemable at decreasing prices thereafter. Sinking fund payments starting in 1999 are required to retire 70% of the debentures prior to maturity. Since issuance, no Debentures were converted or redeemed.

NOTE 11 - REDEEMABLE PREFERRED STOCK

The Company is authorized to issue 5,000,000 shares of $1.00 par value Preferred Stock. In conjunction with the Bentley acquisition, the Company issued 250,000 shares of Series A Cumulative Convertible Preferred Stock. The Series A Preferred Stock is entitled to a 7% annual cumulative cash dividend that is payable quarterly. Series A Preferred Stock are non-voting, except as required by law or in limited circumstances to protect their preferential rights. The Series A Preferred Stock are convertible into shares of the Company's Class A Common Stock at the rate of one share of Class A Common Stock for each $14.7875 face value thereof plus the amount of any accrued but unpaid dividends. At January 2, 1994, the Series A Convertible Preferred Stock was convertible into 1,690,617 shares of Class A Common Stock.

The Company, at its sole option, may redeem any of the then outstanding Series A Preferred Stock by paying in cash, for each share redeemed, the face value thereof, plus all accrued but unpaid dividends. No such redemption is permitted before June 1, 1995. Between June 1, 1995 and May 31, 1996 such redemption is allowable if the market price of Class A Common Stock exceeds approximately $17.75. No limitations exist as to redemption subsequent to May 31, 1996.

Preferred shareholders have the right to require the Company to redeem, after May 31, 2003, the then outstanding shares of Series A Preferred Stock at face value plus all accrued but unpaid dividends. The Company is not required to establish any sinking or retirement fund with respect to the shares of Series A Preferred Stock. During the year ended January 2, 1994, the Company paid cash dividends of $3.65 per Series A Preferred Share.

NOTE 12 - COMMON STOCK AND STOCK OPTIONS

The Company is authorized to issue 40,000,000 shares of $.10 par value Common Stock (Class A and B shares). Class A and B Common Stock have identical voting rights except for the election or removal of directors. Holders of Class B Common Stock are entitled as a class to elect a majority of the Board of Directors. The Company's Class A Common Stock is traded in the over-the-counter market under the symbol IFSIA and is quoted on the NASDAQ National Market System. The Company's Class B Common Stock and Series A Cumulative Convertible Preferred Stock are not publicly traded. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Both classes of Common Stock share in dividends available to common shareholders and the Series A Preferred Stock carries a 7% dividend rate (see Note 7 for discussion of restrictions on the payment of dividends). Cash dividends on Common Stock were $.24 per share for each of the years ended January 2, 1994, January 3, 1993 and December 29, 1991.

Changes in common shareholders' equity were:



                                                              COMMON STOCK                                           FOREIGN
                                                   ------------------------------------  ADDITIONAL                 CURRENCY
                                                      CLASS A              CLASS B          PAID-IN   RETAINED   TRANSLATION
                                                 SHARES     AMOUNT    SHARES     AMOUNT     CAPITAL   EARNINGS    ADJUSTMENT
============================================================================================================================
BALANCE 12/30/90                                17,305    $ 1,730      3,522     $ 352    $81,735     $104,281       $28,057
  Net income                                         -          -         -          -          -        8,921             -
  Conversion of common stock                        56          6       (56)        (6)         -            -             -
  Issuance of common stock                           5          1         -          -         34            -             -
  Cash dividends paid                                -          -         -          -          -       (4,136)            -
  Foreign currency translation
    adjustment                                       -          -         -          -          -            -        (4,252)
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE 12/29/91                                17,366      1,737     3,466        346     81,769      109,066        23,805
  Net income                                         -          -         -          -          -       12,250             -
  Conversion of common stock                       172         17      (172)       (17)         -            -             -
  Issuance of common stock                          33          3         -          -        341            -
  Cash dividends paid                                -          -         -          -          -       (4,142)            -
  Foreign currency translation
   adjustment                                        -          -         -          -          -            -       (21,080)
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE 1/3/93                                  17,571      1,757     3,294        329     82,110      117,174         2,725
  Net income                                         -          -         -          -          -       13,849             -
  Conversion of common stock                       173         17      (173)       (17)         -            -             -
  Issuance of common stock                         185         19         -          -      1,879            -             -
  Cash dividends paid                                -          -         -          -          -       (5,063)            -
  Foreign currency translation
    adjustment                                       -          -         -          -          -            -       (15,148)
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE 1/2/94                                  17,929    $ 1,793     3,121      $ 312    $83,989     $125,960      ($12,423)
============================================================================================================================


The Company has Key Employee Stock Option Plans ("the 1983 Plan" and "the 1993 Plan") and an Off-Shore Stock Option Plan ("Off-Shore Plan"), under which a committee of the Board of Directors is authorized to grant key employees, including officers, options to purchase the Company's Common Stock. Options granted pursuant to the 1993 Plan are exercisable for shares of Class A or B Common Stock at a price not less than 100% of the fair market value on the date of grant. The options are generally exercisable 20% per year for five years from the date of the grant and the options generally expire ten years from the date of the grant. An aggregate of 550,000 shares of Common Stock (Class A or Class B) have been reserved for issuance under the 1993 Plan. No options are currently available to be granted under the 1983 Plan. An aggregate of 830,674 shares of Class A Common Stock have been reserved for issuance under the 1983 Plan. Options are granted pursuant to the Off-Shore Plan to key non-U.S. employees and the directors of the Company's foreign subsidiaries. These options may be exercised for shares of Class A or B Common Stock as determined by the Compensation Committee of the Board of Directors. An aggregate of 1,000,000 shares of Common Stock (Class A and B) has been reserved for issuance under this Plan. As of January 2, 1994, the following stock options were outstanding under these Plans:

                     NUMBER OF
YEAR OF GRANT          SHARES               OPTION PRICE
- --------------------------------------------------------
1984                   46,666                     $ 7.50
1985                   30,000                     $ 6.50
1987                  100,000                     $10.50
1988                  359,674          $ 7.375 -  $16.25
1990                   20,000                     $18.62
1991                  207,000          $ 11.88 -  $13.00
1992                  271,000          $ 11.50 -  $13.75
1993                  317,143          $ 11.00 -  $14.75
- --------------------------------------------------------
                     1,351,483
========================================================


During 1993, 73,334, 80,000, and 20,000 options were exercised at option prices of $7.50, $13.75 and $12.25, respectively. Additionally, approximately 222,000 options were forfeited or cancelled. At January 2, 1994 and January 3, 1993, approximately 674,000 and 504,000 options were exercisable at amounts ranging from $6.50 to $18.62.


NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Company leases certain marketing locations, distribution facilities and equipment. At January 2, 1994, aggregate minimum rent commitments under operating leases with initial or remaining terms of one year or more consisted of the following:

FISCAL YEAR                               (IN THOUSANDS)
- --------------------------------------------------------
1994                                             $ 5,679
1995                                               4,139
1996                                               2,450
1997                                               1,686
1998                                                 610
Thereafter                                         1,037
- --------------------------------------------------------
  TOTAL                                          $15,601
========================================================


Rental expense amounted to approximately $10,252,000, $10,280,000 and $9,314,000, for the fiscal years ended January 2, 1994, January 3, 1993, and December 29, 1991, respectively.

Bentley Mills' City of Industry, California plant is located in the San Gabriel Valley, which has been generally designated as a Superfund site. Neither the Environmental Protection Agency nor the potentially responsible party ("PRP") group has asserted that Bentley is a PRP in connection with such Superfund site.

NOTE 14 - BUSINESS AND FOREIGN OPERATIONS
The Company and its subsidiaries are engaged predominantly in the manufacture and sale of commercial interior finishings. Financial information by geographic area for the fiscal years ended January 2, 1994, January 3, 1993, and December 29, 1991, is as follows:

                                  FISCAL YEAR ENDED
                          ------------------------------
(IN THOUSANDS)             1/2/94      1/3/93   12/29/91
========================================================
SALES TO UNAFFILIATED
  CUSTOMERS
  United States           $336,470    $255,476  $248,368
  Americas, excluding
    the United States       13,054      17,268    17,026
  Europe                   232,385     273,665   271,518
Far East and
    Australia               43,158      47,669    44,874
- --------------------------------------------------------
  TOTAL                   $625,067    $594,078  $581,786
========================================================

OPERATING INCOME
  United States           $ 29,555    $ 21,347  $ 23,113
  Americas, excluding
    the United States         (322)        572       951
  Europe                    16,866      20,099    14,734
  Far East and
    Australia                   71      (1,579)     (845)
- --------------------------------------------------------
  TOTAL                   $ 46,170    $ 40,439  $ 37,953
========================================================

IDENTIFIABLE ASSETS
  United States           $322,379    $240,799  $247,591
  Americas, excluding
    the United States        9,262      13,141    14,550
  Europe                   274,928     242,020   269,811
  Far East and
    Australia               35,750      38,160    37,486
- --------------------------------------------------------
  TOTAL                   $642,319    $534,120  $569,438
========================================================


NOTE 15 - QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's Class A Common Stock. The prices represent the reported high and low closing sale prices.

(IN THOUSANDS, EXCEPT   FIRST   SECOND    THIRD   FOURTH
PER SHARE AMOUNTS)    QUARTER  QUARTER  QUARTER  QUARTER
========================================================
FISCAL YEAR ENDED
JANUARY 2, 1994
  Net Sales         $135,041 $150,045 $167,586  $172,395
  Gross Profit        41,236   47,443   54,556    54,511
  Net Income           2,204    2,747    3,447     4,538
  Primary Earnings
    per Common Share*   0.13     0.16     0.20      0.26
Share prices:
  High                14 1/4       13       12    15 1/2
  Low                 11 1/2    9 7/8    9 3/4    10 5/8
Dividends per
  Common Share          0.06     0.06     0.06      0.06
========================================================

FISCAL YEAR ENDED
JANUARY 3, 1993
  Net Sales         $154,490 $149,299 $143,716  $146,573
  Gross Profit        50,202   48,876   46,005    44,865
  Net Income           3,779    3,408    1,904     3,159
  Primary Earnings
    per Common Share*   0.22     0.20     0.11      0.18
Share prices:
  High                14 1/8   16 1/2       15    13 7/8
  Low                 11 3/8   12 3/8   12 3/4     9 5/8
Dividends per
  Common Share          0.06     0.06     0.06      0.06
========================================================

*For the fiscal years ended January 2, 1994 and January 3, 1993 earnings per share on a fully diluted basis were antidilutive.

                        Interface, Inc. and Subsidiaries
              Management's Responsibility for Financial Statements



The management of Interface, Inc. is responsible for the accuracy and consistency of all the information contained in the annual report, including the accompanying consolidated financial statements. These statements have been prepared to conform with generally accepted accounting principles appropriate to the circumstances of the Company. The statements include amounts based on estimates and judgments as required.

Interface, Inc. maintains internal accounting controls designed to provide reasonable assurance that the financial records are accurate, that the assets of the Company are safeguarded, and that the financial statements present fairly the consolidated financial position, results of operations and cash flows of the Company.

The Audit Committee of the Board of Directors reviews the scope of the audits and the findings of the independent certified public accountants. The auditors meet regularly with the Audit Committee to discuss audit and financial reporting issues, with and without management present.

BDO Seidman, the Company's independent certified public accountants, has audited the financial statements prepared by management. Their opinion on the statements is presented below.



/s/ Ray C. Anderson
- -------------------
Ray C. Anderson
Chairman of the Board, President and Chief
Executive Officer



/s/ Daniel T. Hendrix
- ---------------------
Daniel T. Hendrix
Vice President, Chief Financial Officer and Treasurer

LaGrange, Georgia
February 16, 1994




                        Interface, Inc. and Subsidiaries
               Report of Independent Certified Public Accountants

Board of Directors and Shareholders of Interface, Inc.
LaGrange, Georgia

We have audited the accompanying consolidated balance sheets of Interface, Inc. and subsidiaries as of January 2, 1994 and January 3, 1993, and the related consolidated statements of income, and cash flows for each of the three years in the period ended January 2, 1994. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interface, Inc. and its subsidiaries as of January 2, 1994 and January 3, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 2, 1994, in conformity with generally accepted accounting principles.





Atlanta, Georgia
February 16, 1994

BDO
SEIDMAN
                                      48

                        Interface, Inc. and Subsidiaries
                         Selected Financial Information



(IN THOUSANDS,
EXCEPT SHARE DATA)                    1993      1992      1991      1990      1989      1988      1987      1986      1985      1984
====================================================================================================================================
ANNUAL OPERATING DATA
  Net sales                      $ 625,067 $ 594,078 $ 581,786 $ 623,467 $ 581,756 $ 396,651 $ 267,008 $ 137,410 $ 123,430 $ 107,274
  Cost of sales                    427,321   404,130   393,733   410,652   382,455   263,508   176,813    87,783    79,561    70,032
  Selling, general and
    administrative expenses        151,576   149,509   150,100   153,317   135,468    87,445    56,884    36,186    32,610    28,154
  Other expense (income)            24,866    21,878    23,623    21,818    23,202    11,587     7,589    (2,122)    3,002        87
  Income before taxes
    on income                       21,304    18,561    14,330    37,680    40,631    34,111    25,722    16,823    12,697     9,001
  Taxes on income                    7,455     6,311     5,409    14,078    16,084    13,926    11,742     6,315     4,679     4,100
  Net income                        13,849    12,250     8,921    23,602    24,547    20,185    13,700     8,576     8,018     4,901
  Earnings per common share:
    Primary                            .75       .71       .52      1.37      1.43      1.18       .87       .68       .59       .35
    Fully diluted                        *         *         *      1.24      1.27      1.15       N/A       N/A       N/A       N/A
  Dividends
    Cash dividends paid              5,063(B)  4,142     4,136     4,133     3,600     2,649     2,081     1,404     1,035     1,127
    Cash dividends per common share    .24       .24       .24       .24       .21       .16       .13       .11       .09       .08
  Property additions (A)            28,829    14,476    15,375    23,705    25,333    49,261    14,152    40,941     9,092     7,542
  Depreciation and
    amortization                    24,512    22,257    19,723    21,570    17,243    11,621     8,270     3,187     2,547     1,972
WEIGHTED AVERAGE SHARES OUTSTANDING
  Primary                           17,302    17,253    17,230    17,214    17,146    17,109    15,740    12,561    13,531    14,082
  Fully diluted                     24,352    23,398    23,375    23,359    23,291    18,726       N/A       N/A       N/A       N/A
AT YEAR-END
  Working capital                $ 140,575 $ 138,834 $ 150,541 $ 156,638 $ 131,953 $ 127,328 $  55,586 $  44,720 $  34,600 $  22,370
  Current ratio                        2.1       2.5       2.3       2.4       2.2       2.3       2.2       2.3       2.5       2.3
  Net property and
    equipment                    $ 145,125 $ 137,605 $ 139,406 $ 141,125 $ 126,917 $ 119,006 $  72,818 $  63,490 $  25,400 $  17,876
  Total assets                     642,319   534,120   569,438   582,371   525,814   493,371   233,165   197,263    92,680    62,432
  Total long-term debt             291,637   235,488   240,137   254,578   244,158   249,136    62,949    96,468    14,986     9,870
  Redeemable preferred stock        25,000         -         -         -         -         -         -         -         -         -
  Common shareholders' equity      181,884   186,349   198,977   198,409   157,001   135,985   115,990    51,731    43,770    34,033
  Book value per common share        10.42     10.79     11.55     11.52      9.14      7.94      6.80      4.21      3.48      2.42
====================================================================================================================================
* For fiscal years 1993, 1992 and 1991, earnings per share on a fully diluted basis are antidilutive.
(A) Includes property and equipment obtained in acquisitions of businesses
(B) Includes $913,000 preferred stock dividends in 1993.



FORM 10-K
A copy of the Company's Annual Report on Form 10-K, filed each year with the Securities and Exchange Commission, may be obtained by shareholders without charge by writing to:
Mr. Daniel T. Hendrix
Vice President-Finance
Interface, Inc.
P.O. Box 1503
LaGrange, Georgia 30241.

ANNUAL MEETING
The annual meeting of shareholders will be at 10:00 a.m., May 17, 1994, at the corporate offices of the Company, Orchard Hill Road, LaGrange, Georgia.

TRANSFER AGENT
DIVIDEND DISBURSING AGENT
Wachovia Bank and Trust Company, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, NC 27102

NUMBER OF SHAREHOLDERS OF RECORD AT MARCH 23, 1994
Class A - 671
Class B - 58

CHANGE OF ADDRESS
Please direct all changes of address or inquiries as to how your account is listed to:
Registrar
Wachovia Bank and Trust Company, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, NC 27102

INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS
BDO Seidman
Atlanta, Georgia

LEGAL COUNSEL
Kilpatrick & Cody
Atlanta, Georgia

CORPORATE ADDRESS
Interface, Inc.
P.O. Box 1503
Orchard Hill Road
LaGrange, Georgia 30241
Tel: (706) 882-1891

                            Appendix to Exhibit 13

Regarding Bar graph on page 35 of 1993 Annual Report to Shareholders.

Presented are three bar charts reflecting, in each case for the five years in the period 1989 to 1993, (i) earnings and cash dividends, (ii) total assets and
(iii) total capitalization, broken down by long-term debt, convertible debt, redeemable preferred stock and common shareholder's equity.