Form 10-K405, Exhibit 13
INTERFACE INC
filed 1995-03-31
CIK 715787

                                                                      EXHIBIT 13

                                   FINANCIALS



                             RESULTS OF OPERATIONS


DURING 1994, THE COMPANY EXPERIENCED OVERALL SALES GROWTH AS A RESULT OF THE ACQUISITIONS OF BENTLEY MILLS, INC. AND PRINCE STREET TECHNOLOGIES, LTD., IN JUNE 1993 AND MARCH 1994, RESPECTIVELY, INCREASED SALES BY ALL DIVISIONS (FLOORCOVERINGS, INTERIOR FABRICS, AND CHEMICALS AND SPECIALTY SURFACES), AND A POSITIVE IMPACT FROM THE STRENGTHENING OF CURRENCIES IN SEVERAL OF THE COMPANY'S MAJOR MARKETS COMPARED WITH THE U.S. DOLLAR. THESE SALES INCREASES WERE ADVERSELY IMPACTED BY THE RECESSIONARY CLIMATE IN EUROPE, WHERE A MODEST SALES GROWTH WAS ACHIEVED, AND IN JAPAN AND AUSTRALIA, WHICH EXPERIENCED A SALES DECLINE.
DURING 1994, THE COMPANY EXPERIENCED AN INCREASE IN COST OF SALES AS A PERCENTAGE OF SALES DUE IN LARGE PART TO THE ACQUISITION OF BENTLEY MILLS, AND MARGIN DECLINES IN THE INTERIOR FABRICS BUSINESS RESULTING FROM COMPETITIVE PRESSURES AND A SHIFT IN PRODUCT MIX.




                                                       FISCAL YEAR ENDED
                                                 ----------------------------
                                                 1/1/95     1/2/94     1/3/93
-----------------------------------------------------------------------------
NET SALES                                        100.0%     100.0%     100.0%
Cost of sales                                     69.5       68.4       68.0
                                                 ----------------------------
     GROSS PROFIT ON SALES                        30.5       31.6       32.0
Selling, general, and administrative expenses     23.5       24.2       25.2
                                                 ----------------------------
     OPERATING INCOME                              7.0        7.4        6.8
                                                 ----------------------------
Other expenses, net                                3.5        4.0        3.7
                                                 ----------------------------
     INCOME BEFORE TAXES                           3.5        3.4        3.1
Taxes on Income                                    1.2        1.2        1.0
                                                 ----------------------------
     NET INCOME                                    2.3        2.2        2.1
Preferred dividends                                 .3         .1         --
                                                 ----------------------------
INCOME APPLICABLE TO COMMON SHAREHOLDERS           2.0%       2.1%       2.1%
-----------------------------------------------------------------------------


INTERFACE, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout 1994, the Company continued to reduce selling, general, and administrative expenses through strict cost control measures begun three years ago in response to the general worldwide recession, and as a result of the acquisition of Bentley Mills. These factors more than offset the impact of costs associated with the reorganization of Interface Americas and new product development and introductions. The Company plans to continue its cost containment efforts while making selective expenditure increases (new products, emerging markets, employee training, and quality improvement) aimed at further enhancing the Company's position as a leader in the commercial interiors areas of style, service, and quality.

The capital expenditures program will focus on (i) new and expanded operating facilities, (ii) product innovation and development, which has been designed to address the market's requirement for increased product flexibility (particularly, in the case of the interior fabrics business, in low weight fabrics) while also reducing product costs, (iii) efficiency, and (iv) reducing costs. These initiatives should bolster the Company's quick responsiveness to the continually changing demands of the global market. In addition, the strength of the Japanese yen against the U.S. dollar has contributed to giving the Company a competitive advantage in the Japanese floorcoverings market.

The table on page 35 shows, as a percentage of net sales, certain items included in the Company's consolidated statements of income for each of the three years through the period ended January 1, 1995.


FISCAL 1994 COMPARED WITH FISCAL 1993

In fiscal 1994, the Company's net sales increased $100 million (16.0%) compared with fiscal 1993. The increase was due in substantial part to the June 1993 acquisition of Bentley Mills, which had sales of $127 million for fiscal 1993, and the March 1994 acquisition of Prince Street Technologies, which had sales of $31 million for fiscal 1993. The Company also achieved a unit volume increase of approximately 4% and 6%, respectively, in its interior fabrics and chemical and specialty surfaces operations. Despite adverse economic conditions in Japan and Europe, the Company also generated an overall increase in net sales for the floorcoverings operations due to the strengthening of the major currencies of its foreign markets compared to the U.S. dollar, the Company's reporting currency, which caused net sales to be 1.0% higher than otherwise would have been the case. In addition, the Company achieved a price increase in floorcoverings of approximately 4%.

Cost of sales as a percentage of net sales increased slightly to 69.5% in 1994, compared with 68.4% in 1993, primarily because of margin decline in the interior fabrics area due to competitive pressures and a shift in product mix to lower weight, less expensive products which resulted in reduced efficiency. This product mix shift is being addressed in 1995 through an aggressive modernization program. In addition, the acquisition of Bentley Mills also contributed to the increased cost of sales due to Bentley's historical cost of sales having been 7.0% higher than the Company's.

Selling, general, and administrative expenses as a percentage of sales decreased to 23.5% in 1994 from 24.2% in 1993 primarily as a result of continued strict cost control efforts, particularly in Europe, in the area of discretionary marketing cost and fixed overhead expenditures. In addition, the acquisition of Bentley Mills also contributed to reduced selling, general, and administrative costs, due to Bentley's historical costs as a percentage of sales having been 10% less than the Company's. These factors combined to more than offset the increase in costs associated with the reorganization of Interface Americas and development and introduction of new products.

Other expense increased $231,000 in 1994, due to the impact of higher interest rates and a slight increase in bank debt.

During fiscal 1994, the Company's effective tax rate increased to 36.0% from 35.0% in 1993, primarily because in 1994 there was no utilization of excess foreign tax credit carryovers as compared with $1.5 million utilized in 1993. The lack of excess foreign tax credit usage was partially offset by the utilization of subsidiary net operating loss carryforwards.

As a result of the aforementioned factors, the Company's net income increased 18.8% to $16.5 million in 1994 compared to $13.8 million in 1993.

FISCAL 1993 COMPARED WITH FISCAL 1992

In fiscal 1993, the Company's net sales increased $31 million (5.2%) compared with fiscal 1992. The increase was due in substantial part to the June 1993 acquisition of Bentley Mills, which had sales of $112 million for fiscal 1992. The Company also achieved a unit volume increase of approximately 6% in its interior fabrics and chemical operations. The increase in net sales was offset somewhat by a strengthening U.S. dollar, the Company's reporting currency, against the major currencies of its European operation, which caused net sales to be 5.1% lower than otherwise would have been the case.

Cost of sales as a percentage of net sales increased slightly to 68.4% in 1993, compared with 68.0% in 1992, primarily because of reduced efficiencies in the carpet tile manufacturing operations as a result of a 1.2 million square yard decline in unit volume. In addition, the acquisition of Bentley Mills also contributed to the increased cost of sales due to Bentley's historical cost of sales having been 75.0% in 1992, compared with 68.0% in 1992 for the Company.

Selling, general, and administrative expenses as a percentage of sales decreased to 24.2% in 1993 from 25.2% in 1992 primarily as a result of the acquisition of Bentley Mills in 1993. Bentley's selling, general, and administrative costs as a percentage of sales were 15.7%, compared with 25.2% for the Company in 1992. The decline was also the result of cost controls initiated in 1991 which reduced discretionary marketing cost and fixed overhead expenditures.

Other expense increased $2.9 million in 1993, primarily because of increased bank debt of $60.0 million related to the acquisition of Bentley Mills in June 1993.

During fiscal 1993, the Company's effective income tax rate increased to 35.0% from 33.9% in 1992, primarily because of an increase in the U.S. statutory rate to 35.0%. In 1993, there was no utilization of net operating loss carryforwards as compared with $2.6 million utilized in 1992. The rate increase was offset somewhat by the utilization of excess foreign tax credit carryovers of $1.5 million in 1993.

As a result of the aforementioned factors, the Company's net income increased 13.1% to $13.8 million in 1993 from $12.3 million in 1992.


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of cash over the last three fiscal years have been funds provided by operating activities and proceeds from additional long term debt. In 1994, operating activities generated $33.4 million of cash compared with $40.6 million and $41.7 million in 1993 and 1992, respectively. The reduction in 1994 operating cash flows compared with 1993 was caused primarily by inventory increases to improve service not offset by accounts payable increases.

The primary uses of cash during the three years ended January 1, 1995 have been
(i) additions to property and equipment at all of the Company's manufacturing facilities, (ii) acquisitions of businesses, and (iii) cash dividends. The addition to property and equipment required cash outlays of $56.4 million, while the acquisitions of businesses required $16.6 million, and dividends required $15.3 million. Management believes these capital investments will result in an expanded market presence and improved efficiency in the Company's production and distribution.

In March 1994, the Company issued 674,953 shares of Class A Common Stock valued at $8.9 million in conjunction with the purchase of Prince Street Technologies.

In January 1995, the Company amended and restated its existing revolving credit and term loan facilities. The amendment, among other things, (i) increased the revolving credit facility by $75.0 million (including a letter of credit facility of $40.0 million), (ii) reduced the secured term loans by approximately $85.0 million, and (iii) provided for a new accounts receivable securitization facility of up to $100.0 million. Utilization of a significant portion of the accounts receivable facility is expected to occur during the second quarter of 1995. Additionally, the term has been extended to June 30, 1999 for the revolving credit facilities, and December 31, 2001 for the term loans. As of January 1, 1995, the Company had long term debt of $156.2 million under its $200.0 million revolving lines of credit, $54.3 million of term debt and $103.9 million in convertible subordinated debt. The Company believes that it has minimized its exposure to interest rate increases because over one-half of its debt is at fixed interest rates.

At the end of fiscal 1994, the Company estimated capital expenditure requirements of approximately $28 million for 1995, and had purchase commitments of $12 million. Management believes that the cash provided by operations and long term borrowing arrangements will provide adequate funds for current commitments and other requirements in the foreseeable future.

The Company utilizes foreign hedging contracts in order to match anticipated cash flows from foreign operations with local currency debt obligations. Because of the strengthening of the Dutch guilder and the British pound sterling against the U.S. dollar, the Company, as of January 1, 1995, recognized a $12.3 million increase in its foreign translation adjustment account.

Bentley Mills' City of Industry, California plant is located in the San Gabriel Valley, which has been generally designated as a Superfund site. Neither the Environmental Protection Agency nor the potentially responsible party ("PRP") group has asserted that Bentley is a PRP in connection with such Superfund site.


IMPACT OF INFLATION

Petroleum-based products comprise approximately 90% of the cost of raw materials used by the Company in manufacturing. The Company historically has been able to offset increases in the cost of such petroleum-based products with finished product price increases. Management cannot predict with certainty the extent to which it will be able to pass through any future cost increases.


RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 112, "Employer's Accounting for Post-employment Benefits." This new statement establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. The Company currently has no obligation to provide post-employment benefits, as contemplated under this standard.

The FASB has also issued SFAS Nos. 114 and 118 related to accounting by creditors for the impairment of a loan. These statements, adopted in January 1995, are not expected to have a material impact on the Company.

The FASB has also issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement did not have a material impact on the Company when it was adopted in 1994.

The FASB has also issued SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," which requires enhanced disclosures about the amounts, nature, and terms of derivative financial instruments. This statement was adopted by the Company in 1994, and the related disclosures are included in Note 12 to the accompanying consolidated financial statements.

                                                INTERFACE, INC. AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF INCOME



(IN THOUSANDS, EXCEPT SHARE DATA)                                1/1/95      1/2/94      1/3/93
------------------------------------------------------------------------------------------------
NET SALES                                                      $ 725,283   $ 625,067   $ 594,078
Cost of sales                                                    504,098     427,321     404,130
                                                               ---------------------------------
     GROSS PROFIT ON SALES                                       221,185     197,746     189,948
Selling, general, and administrative expenses                    170,375     151,576     149,509
                                                               ---------------------------------
     OPERATING INCOME                                             50,810      46,170      40,439
                                                               ---------------------------------
Other expense:
     Interest expense                                             24,094      22,840      21,894
     Other (income)                                                1,003       2,026         (16)
                                                               ---------------------------------
     TOTAL OTHER EXPENSE                                          25,097      24,866      21,878
                                                               ---------------------------------
     NET INCOME BEFORE TAXES ON INCOME                            25,713      21,304      18,561
Taxes on income                                                    9,257       7,455       6,311
                                                               ---------------------------------
     NET INCOME                                                   16,456      13,849      12,250
Preferred stock dividends                                          1,750         913          --
                                                               ---------------------------------
     INCOME APPLICABLE TO COMMON SHAREHOLDERS                  $  14,706   $  12,936   $  12,250
                                                               ---------------------------------

PRIMARY EARNINGS PER COMMON SHARE                              $    0.82   $    0.75   $    0.71
------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

INTERFACE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS, EXCEPT SHARE DATA)                         1/1/95       1/2/94
------------------------------------------------------------------------------
ASSETS
Current
     Cash and cash equivalents                          $   4,389    $   4,674
     Escrowed and restricted funds                          2,663        4,015
     Accounts receivable                                  133,536      124,170
     Inventories                                          132,650      116,041
     Prepaid expenses                                      15,110       15,078
     Deferred income taxes                                  3,767        2,539
                                                        ----------------------
     TOTAL CURRENT ASSETS                                 292,115      266,517
Property and equipment, less accumulated depreciation     152,874      145,125
Miscellaneous                                              31,895       35,534
Deferred income taxes                                       8,198        5,976
Excess of cost over net assets acquired                   202,852      189,167
                                                        ----------------------
                                                        $ 687,934    $ 642,319
                                                        ----------------------

LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current
     Accounts payable                                   $  59,702    $  56,043
     Accrued expenses                                      56,940       52,744
     Current maturities of long term debt                     853       17,155
                                                        ----------------------
     TOTAL CURRENT LIABILITIES                            117,495      125,942
Long term debt, less current maturities                   209,663      187,712
Convertible subordinated debentures                       103,925      103,925
Deferred income taxes                                      17,761       17,856
                                                        ----------------------
     TOTAL LIABILITIES                                    448,844      435,435
Redeemable preferred stock                                 25,000       25,000
Common stock                                                2,179        2,104
Additional paid-in-capital                                 93,450       83,989
Retained earnings                                         136,343      125,960
Foreign currency translation adjustment                      (136)     (12,423)
Treasury stock, 3,600,000 Class A shares, at cost         (17,746)     (17,746)
                                                        ----------------------
                                                        $ 687,934    $ 642,319
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                INTERFACE, INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


(IN THOUSANDS)                                                  1/1/95      1/2/94      1/3/93
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                     $ 16,456    $ 13,849    $ 12,250
Adjustments to reconcile net income
     to cash provided by operating activities
       Depreciation and amortization                             28,180      24,512      22,257
       Deferred income taxes                                     (2,650)     (8,465)     (9,059)
       Other                                                         --          --      (2,315)
       Cash provided by (used for)
         Accounts receivable                                     (2,788)     (1,569)      8,324
         Inventories                                             (6,849)      3,147       8,976
         Prepaid expenses and other                              (1,015)     (3,762)       (848)
         Accounts payable and accrued expenses                    2,061      12,870       2,111
                                                               --------------------------------
                                                                 33,395      40,582      41,696
                                                               --------------------------------
INVESTING ACTIVITIES
     Capital expenditures                                       (21,315)    (20,639)    (14,476)
     Acquisitions of businesses                                  (1,409)    (15,209)         --
     Changes in escrowed and restricted funds                     1,352         404        (560)
     Other                                                       (5,030)     (7,039)     (2,980)
                                                               --------------------------------
                                                                (26,402)    (42,483)    (18,016)
                                                               --------------------------------
FINANCING ACTIVITIES
     Principal payments on long term debt                        75,011     (11,500)    (12,438)
     Net borrowing (repayments) under lines-of-credit           (75,233)     15,572      (6,171)
     Proceeds from issuance of common stock                         678       1,898         344
     Dividends paid                                              (6,073)     (5,063)     (4,142)
     Other                                                       (2,026)         --      (1,562)
                                                               --------------------------------
                                                                 (7,643)        907     (23,969)
                                                               --------------------------------
Net cash used for operating,
     investing, and financing activities                           (650)       (994)       (289)
Effect of exchange rate changes on cash                             365        (156)       (404)
                                                               --------------------------------
CASH AND CASH EQUIVALENTS
     Net decrease                                                  (285)     (1,150)       (693)
     Balance, beginning of year                                   4,674       5,824       6,517
                                                               --------------------------------
     BALANCE, END OF YEAR                                      $  4,389    $  4,674    $  5,824
-----------------------------------------------------------------------------------------------

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


INVENTORIES

Inventories are valued at the lower of cost (standards which approximate actual cost on a first-in, first-out basis) or market. Maintenance, operating, and office supplies are generally not inventoried.


PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: buildings and improvements--ten to fifty years; furniture and equipment--three to twelve years.


EXCESS OF COST OVER NET ASSETS ACQUIRED

The excess of purchase price over fair value of net assets of acquired businesses arises in connection with business combinations accounted for as purchases and is amortized on a straight-line basis generally over forty years. Accumulated amortization amounted to approximately $27,101,000 and $20,302,000 at January 1, 1995 and January 2, 1994, respectively.

The Company's operational policy for the assessment and measurement of any impairment in the value of excess of cost over net assets acquired which is other than temporary is to evaluate the recoverability and remaining life of its goodwill and determine whether the goodwill should be completely or partially written off or the amortization period accelerated. The Company will recognize an impairment of goodwill if undiscounted estimated future operating cash flows of the acquired business are determined to be less than the carrying amount of goodwill. If the Company determines that goodwill has been impaired, the measurement of the impairment will be equal to the excess of the carrying amount of the goodwill over the amount of the undiscounted estimated operating cash flows. If an impairment of goodwill were to occur, the Company would reflect the impairment through a reduction in the carrying value of goodwill.


TAXES ON INCOME

Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."


EARNINGS PER COMMON SHARE AND DIVIDENDS

Earnings per common share are computed by dividing net income applicable to common shareholders by the combined weighted average number of shares of Class A and Class B Common Stock outstanding during each year. The computation does not include a negligible dilutive effect of common stock options. Neither the Convertible Debentures nor the Preferred Stock were determined to be common stock equivalents. In computing primary earnings per share, the preferred stock dividend reduces income applicable to common shareholders. Primary earnings per share are based upon 18,012,722 shares, 17,302,000 shares, and 17,253,000 shares for the years ended January 1, 1995, January 2, 1994, and January 3, 1993, respectively. For fiscal 1994, 1993, and 1992 fully diluted earnings per common share were antidilutive. For the purposes of computing earnings per common share and dividends paid per common share, the Company is treating as treasury stock (and therefore not outstanding) the shares that are owned by a wholly owned subsidiary (3,600,000 Class A shares, recorded at cost).


TRANSLATION OF FOREIGN CURRENCIES

The financial position and results of operations of the Company's foreign subsidiaries are measured generally using local currencies as the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each year end. Income statement items are translated at the average rate of exchange prevailing during the year. The resulting translation adjustments are recorded in the foreign currency translation adjustment account. In the event of a divestiture of a foreign net investment or an investment being no longer considered long term in nature, the related foreign currency translation results are reversed from equity to income. Other foreign currency transaction gains and losses are also included in income. Exchange gains and losses are not material in amount in any year.

DERIVATIVES

Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains or losses related to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.


FISCAL YEAR

The Company's fiscal year ends on the Sunday nearest December 31. The fiscal years ended January 1, 1995 and January 2, 1994 comprised 52 weeks, and the fiscal year ended January 3, 1993 comprised 53 weeks.


NOTE 2 - BUSINESS ACQUISITIONS


In March 1994, the Company acquired 100% of the outstanding capital stock of Prince Street Technologies, Ltd. ("PST"), a broadloom carpet producer located in Atlanta, Georgia. As consideration the Company issued 674,953 shares of Class A common stock valued at approximately $8.9 million. The transaction was accounted for as a purchase. At the acquisition date, the fair value of the net liabilities of PST exceeded the fair value of the net assets by approximately $0.6 million. Accordingly, the excess of the purchase price ($9.3 million) over the fair value of the net liabilities was approximately $9.9 million and is being amortized over 40 years. The results of the operations of PST have been included within the consolidated financial statements since the acquisition date.

The Company, through a series of stock purchases in June 1993, acquired 100% of the outstanding capital stock of Bentley Mills, Inc. ("Bentley"), a U.S. company engaged in the manufacturing and distribution of broadloom and modular carpet, for the aggregate consideration of approximately $34.0 million, which was comprised of $9.0 million in cash and $25.0 million of newly issued Series A Cumulative Convertible Preferred Stock. The results of the operations of Bentley have been included within the consolidated financial statements since the acquisition date.

In February 1993, the Company acquired the assets of the fabric division of Stevens Linen Associates, Inc., based in Dudley, Massachusetts, for approximately $4.9 million.


NOTE 3 - CASH AND CASH EQUIVALENTS


Cash and cash equivalents consisted of the following:


(IN THOUSANDS)                                         1/1/95             1/2/94
--------------------------------------------------------------------------------
Cash                                                   $3,496             $4,045
Cash equivalents                                          893                629
--------------------------------------------------------------------------------
                                                       $4,389             $4,674
--------------------------------------------------------------------------------


Cash equivalents, carried at costs which approximate market, consist of short term, highly liquid investments which are readily convertible into cash and have initial maturities of three months or less. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents. Under the Company's cash management program, checks in transit are not considered reductions of cash or accounts payable until presented to the bank for payment. At January 1, 1995 and January 2, 1994, checks not yet presented to the bank totaled approximately $6.3 million and $9.7 million, respectively. In accordance with a Workers' Compensation self-insurance arrangement in the State of Maine, the Company is required by state law to maintain a trust account to pay Workers' Compensation claims. At January 1, 1995 and January 2, 1994, the trust account had balances of approximately $2.4 million and $4.0 million, respectively, and was segregated from cash and cash equivalents and reflected as escrowed and restricted funds. Cash payments for interest amounted to approximately $24.0 million, $23.4 million, and $21.1 million for the years ended January 1, 1995, January 2, 1994, and January 3, 1993, respectively. Income tax payments amounted to approximately $6.5 million, $16.3 million, and $8.9 million for the years ended January 1, 1995, January 2, 1994, and January 3, 1993, respectively.

NOTE 4 - INVENTORIES


Inventories are summarized as follows:


(IN THOUSANDS)                                        1/1/95              1/2/94
--------------------------------------------------------------------------------
Finished goods                                      $ 74,542            $ 64,497
Work-in-process                                       20,250              20,010
Raw materials                                         37,858              31,534
--------------------------------------------------------------------------------
                                                    $132,650            $116,041
--------------------------------------------------------------------------------

NOTE 5 - PROPERTY AND EQUIPMENT


Property and equipment consisted of the following:


(IN THOUSANDS)                                        1/1/95             1/2/94
-------------------------------------------------------------------------------
Land                                               $   8,623          $   7,917
Buildings                                             71,752             66,182
Equipment                                            200,937            162,985
Construction-in-process                                6,283              4,717
-------------------------------------------------------------------------------
                                                     287,595            241,801
Accumulated depreciation                            (134,721)           (96,676)
-------------------------------------------------------------------------------
                                                   $ 152,874          $ 145,125
-------------------------------------------------------------------------------


NOTE 6 - ACCRUED EXPENSES


Accrued expenses consisted of the following:


(IN THOUSANDS)                                        1/1/95              1/2/94
--------------------------------------------------------------------------------
Taxes                                                $17,989             $ 9,846
Compensation                                          12,312              14,209
Interest                                               3,200               3,437
Other                                                 23,439              25,252
--------------------------------------------------------------------------------
                                                     $56,940             $52,744
--------------------------------------------------------------------------------

NOTE 7 - LONG TERM DEBT


Long term debt consisted of the following:


(IN THOUSANDS)                                         1/1/95            1/2/94
-------------------------------------------------------------------------------
Secured term loans                                  $  50,000         $ 121,500
Revolving credit agreements                           156,165            79,260
Other                                                   4,351             4,107
-------------------------------------------------------------------------------
     Total long term debt                             210,516           204,867
     Less current maturities                             (853)          (17,155)
-------------------------------------------------------------------------------
                                                    $ 209,663         $ 187,712
-------------------------------------------------------------------------------


During January 1995, the Company entered into an agreement to amend and restate its revolving credit and term loan facilities. The amendment provides for, among other things, (i) an increase in the revolving credit facilities from $125 million to $200 million (including a letter of credit facility of up to $40 million), (ii) a decrease in the secured term loans from approximately $135 million to $50 million, and (iii) a new accounts receivable securitization facility of up to $100 million. Additionally, the agreement, which originally was to expire during 1996, has been extended to June 30, 1999 for the revolving credit facilities and December 31, 2001 for the term loans. The current and future maturities of long term debt, as disclosed herein, reflect the payment terms established by the amendment.

The amended and restated revolving credit and secured term loans are collateralized by substantially all of the outstanding stock of the Company's operating subsidiaries (except certain foreign subsidiaries, for which only 66% of the outstanding stock was pledged). The secured term loans are payable in two equal installments of $25 million at December 29, 2000 and December 31, 2001, plus accrued interest. Interest is charged, at the Company's option, at a rate based on either the bank's certificate of deposit rate or LIBOR, plus an applicable margin of 3/8% to 1 1/4%, depending upon the Company's ability to meet certain performance criteria; or the bank's prime lending rate (8.5% at January 1, 1995). The Company is also required to pay a commitment fee of 3/8% per annum on the unused portion of the revolving credit loans depending upon the Company's ability to meet certain performance criteria. The agreements require prepayment from specified excess cash flows or proceeds from certain asset sales and provide for restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets, limit the payment of dividends, and prohibit the retirement of its Convertible Subordinated Debentures. At January 1, 1995, approximately $16.0 million of the Company's retained earnings were unrestricted and available for payment of dividends under the most restrictive terms of the agreement.

Future maturities of long term debt based on fixed payments (amounts could be higher if excess cash flows or asset sales require prepayment of debt under the credit agreements) are as follows:


FISCAL YEAR                                                       (IN THOUSANDS)
-------------------------------------------------------------------------------
1995                                                                   $    853
1996                                                                        400
1997                                                                        400
1998                                                                        400
1999                                                                    156,565
Thereafter                                                               51,898
-------------------------------------------------------------------------------
                                                                       $210,516
-------------------------------------------------------------------------------


Additionally, the Company maintains approximately $38 million in revolving lines of credit through several of its subsidiaries. Interest is generally charged at the prime lending rate. Approximately $7.7 million was outstanding under these lines and is included within accounts payable in the consolidated balance sheets at January 1, 1995 and January 2, 1994, respectively.


NOTE 8 - CONVERTIBLE SUBORDINATED DEBENTURES


The Company has $103,925,000 aggregate principal amount of Convertible Subordinated Debentures ("Debentures") maturing in 2013 which were sold in a public offering. The Debentures are unsecured obligations of the Company and bear interest, payable semi-annually, at 8%. They are convertible into shares of the Company's Class A Common Stock at a conversion price of approximately $16.92 per share. The Debentures are redeemable, at the option of the Company, at a price of 102.4% during fiscal 1995, and are redeemable at decreasing prices thereafter. Sinking fund payments starting in 1999 are required to retire 70% of the Debentures prior to maturity. Since issuance, no Debentures have been converted or redeemed.


NOTE 9 - REDEEMABLE PREFERRED STOCK


The Company is authorized to issue 5,000,000 shares of $1.00 par value Preferred Stock. In conjunction with the Bentley acquisition, the Company issued 250,000 shares of Series A Cumulative Convertible Preferred Stock with a face value of $100 per share. The Series A Preferred Stock is entitled to a 7% annual cumulative cash dividend ($7.00 per preferred share) that is payable quarterly. Series A Preferred Stock is non-voting, except as required by law or in limited circumstances to protect its preferential rights. The Series A Preferred Stock is convertible into shares of the Company's Class A Common Stock at the rate of one share of Class A Common Stock for each $14.79 face value thereof plus the amount of any accrued but unpaid dividends. At January 1, 1995, the Series A Preferred Stock was convertible into 1,720,204 shares of Class A Common Stock.

The Company, at its sole option, may redeem any of the then outstanding Series A Preferred Stock by paying in cash for each share redeemed the face value thereof, plus all accrued but unpaid dividends. No such redemption is permitted before June 1, 1995. Between June 1, 1995 and May 31, 1996, such redemption is allowable if the market price of Class A Common Stock exceeds approximately $17.75. No limitations exist as to redemption subsequent to May 31, 1996.

Upon any liquidation, dissolution, or winding up of the Company, record holders of Series A Preferred Stock are entitled to receive out of the assets of the Company, an amount in cash equal to the face value per share of outstanding Series A Preferred Stock plus the amount of accrued but unpaid dividends accumulated thereon, if any, to the date of payment of such liquidating distribution.

Preferred shareholders have the right to redeem after May 31, 2003, the then outstanding shares of Series A Preferred Stock at face value plus all accrued but unpaid dividends. The Company is not required to establish any sinking or retirement fund with respect to the shares of Series A Preferred Stock. During the year ended January 1, 1995, the Company paid cash dividends of approximately $7.00 per preferred share.

NOTE 10 - COMMON STOCK AND STOCK OPTIONS


The Company is authorized to issue 40,000,000 shares of $.10 par value Class A Common Stock and 40,000,000 shares of $.10 par value Class B Common Stock. Class A and Class B Common Stock have identical voting rights except for the election or removal of directors. Holders of Class B Common Stock are entitled as a class to elect a majority of the Board of Directors. The Company's Class A Common Stock is traded in the over-the-counter market under the symbol IFSIA and is quoted on the NASDAQ National Market System. The Company's Class B Common Stock and Series A Cumulative Convertible Preferred Stock are not publicly traded. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Both classes of Common Stock share in dividends available to common shareholders and the Series A Preferred Stock carries a 7% dividend rate (see Note 7 for discussion of restrictions on the payment of dividends). Cash dividends on Common Stock were $.24 per share for the years ended January 1, 1995, January 2, 1994, and January 3, 1993.

Changes in common shareholders' equity were:


                                                    COMMON STOCK                                           FOREIGN
                                      -----------------------------------------  ADDITIONAL               CURRENCY
                                            CLASS A               CLASS B           PAID-IN   RETAINED TRANSLATION
(IN THOUSANDS)                        SHARES      AMOUNT     SHARES      AMOUNT     CAPITAL   EARNINGS  ADJUSTMENT
------------------------------------------------------------------------------------------------------------------
BALANCE 12/29/91                      17,355    $  1,736      3,466    $    346    $ 81,769   $109,066    $ 23,805
     Net income                                                                                 12,250
     Conversion of common stock          172          17       (172)        (17)
     Issuance of common stock             33           3                                341
     Cash dividends paid                                                                        (4,142)
     Foreign currency translation
          adjustment                                                                                       (21,080)
------------------------------------------------------------------------------------------------------------------
BALANCE 1/3/93                        17,560       1,756      3,294         329      82,110    117,174       2,725
     Net income                                                                                 13,849
     Conversion of common stock          173          17       (173)        (17)
     Issuance of common stock            185          19                              1,879
     Cash dividends paid                                                                        (5,063)
     Foreign currency translation
          adjustment                                                                                       (15,148)
------------------------------------------------------------------------------------------------------------------
BALANCE 1/2/94                        17,918       1,792      3,121         312      83,989    125,960     (12,423)
     Net income                                                                                 16,456
     Conversion of common stock           44           4        (44)         (4)
     Issuance of common stock            753          75                              9,461
     Cash dividends paid                                                                        (6,073)
     Foreign currency translation
          adjustment                                                                                        12,287
------------------------------------------------------------------------------------------------------------------
BALANCE 1/1/95                        18,715    $  1,871      3,077    $    308    $ 93,450   $136,343    $   (136)
------------------------------------------------------------------------------------------------------------------

The Company has Key Employee Stock Option Plans ("the 1983 Plan" and "the 1993 Plan") and an Offshore Stock Option Plan ("Offshore Plan"), under which a committee of the Board of Directors is authorized to grant key employees, including officers, options to purchase the Company's Common Stock. Options granted pursuant to the 1993 Plan are exercisable for shares of Class A or Class B Common Stock at a price not less than 100% of the fair market value on the date of grant. The options are generally exercisable 20% per year for five years from the date of the grant and the options generally expire ten years from the date of the grant. An aggregate of 1,050,000 shares of Common Stock (Class A or Class B) have been reserved for issuance under the 1993 Plan. No options are available to be granted under the 1983 Plan. An aggregate of 830,674 shares of Class A Common Stock have been reserved for issuance under the 1983 Plan. Options are granted pursuant to the Offshore Plan to key employees and the directors of the Company's foreign subsidiaries. These options may be exercised for shares of Class A or Class B Common Stock as determined by the Compensation Committee of the Board of Directors. An aggregate of 1,000,000 shares of Common Stock (Class A or Class B) have been reserved for issuance under this Plan. As of January 1, 1995, the following stock options were outstanding under these Plans:


--------------------------------------------------------------------------------
YEAR OF                          NUMBER
GRANT                         OF SHARES                             OPTION PRICE
--------------------------------------------------------------------------------
1985                             30,000                                   $ 6.50
1987                             80,000                                   $10.50
1988                            337,500                       $  9.00 -   $16.25
1990                             15,000                                   $18.63
1991                            165,000                       $ 11.88 -   $13.00
1992                            261,000                       $ 11.50 -   $13.75
1993                            297,143                       $ 11.00 -   $14.75
1994                            622,500                       $ 10.31 -   $16.63
--------------------------------------------------------------------------------
                              1,808,143
--------------------------------------------------------------------------------


During the year ended January 1, 1995, 4,000, 7,500, 20,000, and 46,666 options were exercised at option prices of $12.625, $9.00, $10.50, and $7.50, respectively. Additionally, approximately 83,000 options were forfeited or cancelled. At January 1, 1995 and January 2, 1994, respectively, approximately 731,000 and 679,000 options were exercisable at amounts ranging from $6.50 to $18.63.


NOTE 11 - TAXES ON INCOME


Provisions for federal, foreign, and state income taxes in the consolidated statements of income consisted of the following components:


                                                   FISCAL YEAR ENDED
(IN THOUSANDS)                             1/1/95         1/2/94         1/3/93
-------------------------------------------------------------------------------
Current:
     Federal                             $  4,878       $  6,115       $  4,880
     Foreign                                4,660          6,028          3,196
     State                                  1,713          1,165          1,352
-------------------------------------------------------------------------------
                                           11,251         13,308          9,428
-------------------------------------------------------------------------------
Deferred (reduction):
     Federal                                 (445)        (1,271)        (2,606)
     Foreign                                 (674)        (4,340)           (15)
     State                                   (875)          (242)          (496)
-------------------------------------------------------------------------------
                                           (1,994)        (5,853)        (3,117)
-------------------------------------------------------------------------------
                                         $  9,257       $  7,455       $  6,311
-------------------------------------------------------------------------------


Income before taxes on income consisted of the following:


                                                    FISCAL YEAR ENDED
(IN THOUSANDS)                            1/1/95          1/2/94          1/3/93
--------------------------------------------------------------------------------
U. S. Operations                         $18,072         $17,714         $ 8,793
Foreign Operations                         7,641           3,587           9,768
--------------------------------------------------------------------------------
                                         $25,713         $21,301         $18,561
--------------------------------------------------------------------------------


Deferred income taxes for the years ended January 1, 1995, and January 2, 1994, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The sources of the temporary differences and their effect on the net deferred tax liability at January 1, 1995 and January 2, 1994, are as follows:


                                          1/1/95                  1/2/94
(IN THOUSANDS)                      ASSETS  LIABILITIES      ASSETS  LIABILITIES
--------------------------------------------------------------------------------
Basis difference
     of property
     and equipment                $     --     $ 17,761    $     --     $ 17,553
Net operating loss
      carryforwards                 12,720           --       9,135           --
Other differences
     in bases of assets
     and liabilities                 4,252           --       2,539          303
Valuation Allowance                 (5,007)          --      (3,159)          --
--------------------------------------------------------------------------------
                                  $ 11,965     $ 17,761    $  8,515     $ 17,856
--------------------------------------------------------------------------------


During the year ended January 1, 1995, the valuation allowance increased approximately $1.8 million. For the year ended January 2, 1994, the valuation allowance increased approximately $417,000. At January 1, 1995, the Company had approximately $30.1 million in net operating losses within foreign subsidiaries available for carryforward. Of this amount, $21.6 million is available for an unlimited period while $8.5 million expires at various times through 1999. Additionally, the Company had approximately $28.8 million in state net operating losses expiring at various times through 2009.

The effective tax rate on income before taxes differs from the United States statutory rate. The following summary reconciles taxes at the United States statutory rate with the effective rates:

                                                    FISCAL YEAR ENDED
                                              1/1/95      1/2/94      1/3/93
----------------------------------------------------------------------------
TAXES ON INCOME AT
     U.S. STATUTORY RATE                         35%         35%         34%
Increase(reduction) in taxes
     resulting from:
State income taxes, net
     of federal benefit                         2.2         2.8         3.0
Amortization of
     excess of cost
     over net assets
     acquired and
     related purchase
     accounting adjustments                     4.5         3.9         2.5
Foreign and U.S. tax effects
     attributable to foreign operations        (4.7)       (5.2)       (4.6)
Other                                          (1.0)       (1.5)       (1.0)
----------------------------------------------------------------------------
TAXES ON INCOME AT
     EFFECTIVE RATES                           36.0%       35.0%       33.9%
----------------------------------------------------------------------------


Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $58.7 million at January 1, 1995. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $2.9 million would be payable upon remittance of all previously unremitted earnings at January 1, 1995.

NOTE 12 - HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL INSTRUMENTS


The Company employs the use of derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign currency exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. The Company effectively monitors the use of these derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. The Company has established strict counterparty credit guidelines and only enters into transactions with financial institutions of investment grade or better. As a result, the Company considers the risk of counterparty default to be minimal.


INTEREST RATE MANAGEMENT

Management of the Company has developed and implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company enters into interest rate swap agreements, which maintain the fixed/variable mix within these defined parameters. In these swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR (London Interbank Offered Rate). Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation.


FOREIGN CURRENCY EXCHANGE RATE MANAGEMENT

The purpose of the Company's foreign currency hedging activities is to reduce the risk that the eventual net dollar inflows resulting from sales to foreign customers will be adversely affected by changes in exchange rates.

The Company enters into forward exchange contracts and currency swap contracts to hedge certain firm sales commitments denominated in foreign currencies (principally European currencies and Japanese yen). Net deferred realized gains and losses are recognized in income, along with unrealized gains and losses, in the same period as the hedged transaction. Net deferred gains/losses from hedging anticipated but not yet firmly committed transactions were not material at January 1, 1995 or January 2, 1994.

The estimated fair values of derivatives used to hedge or modify the Company's risks will fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and investments and the overall reduction in the Company's exposure to adverse fluctuations in interest and foreign exchange rates.

The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates or other financial indices.

The following table represents the aggregate notional amounts, fair values, and maturities of the Company's derivative financial instruments outstanding at January 1, 1995:


                                              NOTIONAL          FAIR
(IN THOUSANDS)                                 AMOUNTS        VALUES    MATURITY
--------------------------------------------------------------------------------
INTEREST RATE MANAGEMENT
   Swap agreement:
       Liabilities                             $23,000       $   (17)       1996

FOREIGN CURRENCY MANAGEMENT
   Forward contracts:
       Assets                                    6,499          (367)       1995
       Liabilities                              23,423           (29)       1995

     Swap agreement:
       Liabilities                              35,000        (5,504)       1996
--------------------------------------------------------------------------------

At January 2, 1994 interest rate and currency swap agreements related to certain foreign currency denominated promissory notes effectively converted approximately $29 million of variable rate debt to fixed rate debt. At January 2, 1994, the weighted average fixed rate on the Dutch guilder and Japanese yen borrowings was 7.43%. The interest rate and currency swaps have maturity dates ranging from six months to two years.

At January 2, 1994, the Company had approximately $43 million (notional amount) of foreign currency hedge contracts outstanding, consisting principally of forward exchange contracts and call options. The contracts and options served to hedge firmly committed Dutch guilder, German mark, Japanese yen, French franc, British pound sterling, and other foreign currency revenues. The contract and options generally have maturity dates of six to nine months.


NOTE 13 - COMMITMENTS AND CONTINGENCIES


The Company leases certain marketing locations, distribution facilities, and equipment. At January 1, 1995 aggregate minimum rent commitments under operating leases with initial or remaining terms of one year or more consisted of the following:



FISCAL YEAR                                                       (IN THOUSANDS)
-------------------------------------------------------------------------------
1995                                                                    $ 6,851
1996                                                                      4,849
1997                                                                      3,709
1998                                                                      1,784
1999                                                                        747
Thereafter                                                                  458
-------------------------------------------------------------------------------
                                                                        $18,398
-------------------------------------------------------------------------------


Rental expense amounted to approximately $11.8 million, $10.2 million, and $10.3 million for the fiscal years ended January 1, 1995, January 2, 1994, and January 3, 1993, respectively.

Bentley Mills' City of Industry, California plant is located in the San Gabriel Valley, which has been generally designated as a Superfund site. Neither the Environmental Protection Agency nor the potentially responsible party ("PRP") group has asserted that Bentley is a PRP in connection with such Superfund site.


NOTE 14 - EMPLOYEE BENEFIT PLANS


The Company and its subsidiaries have trusteed defined benefit retirement plans ("Plans") which cover substantially all of their employees except those of Guilford, which has its own 401(k) retirement investment plan. The benefits are generally based on years of service and the employee's average monthly compensation. Pension expense was $0.8 million, $1.5 million, and $1.7 million for the years ended January 1, 1995, January 2, 1994, and January 3, 1993, respectively. Assets exceeded accumulated benefits in certain plans and accumulated benefits exceeded assets in others during the years ended January 1, 1995 and January 2, 1994.

The ranges of assumptions used for the actuarial determinations reflect the different economic environments within the various countries where the Plans exist. In fiscal 1994, the assumed rates of return on plan assets ranged from 5% to 10%, the measurement of the projected benefit obligation was based on assumed discount rates ranging from 7% to 10% and assumed long term rates of compensation increases ranging from 4% to 8%. During the year, assets and obligations related to a contributory profit sharing plan were combined with the trusteed defined benefit retirement plans in Interface Europe B.V. The impact upon the accumulated benefit obligation and the projected benefit obligation was immaterial, however, the plan assets increased $10.0 million. In fiscal 1993, the assumed rates of return on plan assets ranged from 6% to 8.5%, the measurement of the projected benefit obligation was based on assumed discount rates ranging from 6% to 7.5% and assumed long term rates of compensation increases ranging from 4% to 5.5%.

The Company has 401(k) retirement investment plans ("401(k) Plans"), which are open to all its U.S. employees with one or more years of service. The 401(k) Plans call for Company contributions on a sliding scale based on the level of the employee's contribution. Approximately 70% of eligible employees are enrolled in the 401(k) Plans. The Company's contributions are funded monthly by payment to the 401(k) Plan administrators. Company contributions totalled $557,000, $492,000, and $474,000 for the years ended January 1, 1995, January 2, 1994, and January 3, 1993, respectively.

The table presented below sets forth the funded status of the Company's defined benefit plans and amounts recognized in the consolidated financial statements. All of the Company's significant domestic and foreign plans are reflected in the table for each year presented.

                                                              1/1/95                      1/2/94
                                                     ASSETS EXCEED  ACCUMULATED  ASSETS EXCEED   ACCUMULATED
                                                      ACCUMULATED    BENEFITS     ACCUMULATED     BENEFITS
(IN THOUSANDS)                                         BENEFITS    EXCEED ASSETS   BENEFITS    EXCEED ASSETS
------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily
     insurance contracts                               $ 49,741      $  4,097      $ 35,537      $  5,401
                                                       -----------------------------------------------------
Actuarial present value of benefit obligations:
     Vested benefits                                     34,536         3,145        31,920         5,085
     Nonvested benefits                                     836           151         1,137           828
                                                       -----------------------------------------------------
Accumulated benefit obligation                           35,372         3,296        33,057         5,913
     Effect of projected future salary increases          2,644         1,169           105         3,082
                                                       -----------------------------------------------------
Projected benefit obligation                             38,016         4,465        33,162         8,995
                                                       -----------------------------------------------------
Plan assets in excess of (lesser than)
     projected benefit obligation                        11,725          (368)        2,375        (3,594)
Unrecognized net gain from past
     experience different from that assumed             (11,112)          518        (2,880)          314
Unrecognized prior service cost                             421             6           437           172
Unrecognized net asset existing at
     the date of initial application of SFAS 87           1,670             0          (344)        1,887
                                                       -----------------------------------------------------
Prepaid (accrued) pension cost                         $  2,704      $    156      $   (412)     $ (1,221)
                                                       -----------------------------------------------------
Net pension cost included the
     following components:
     Service cost - benefits earned
       during the period                               $  1,022      $    502      $    716      $    739
     Interest cost on projected benefit obligation        3,401           420         2,540           613
     Actual return on plan assets                         1,703           184        (8,196)         (389)
     Net amortization and deferral                       (5,824)         (611)        5,316           145
                                                       -----------------------------------------------------
Net pension cost (credit)                              $    302      $    495      $    376      $  1,108
------------------------------------------------------------------------------------------------------------

NOTE 15 - BUSINESS AND FOREIGN OPERATIONS


The Company and its subsidiaries are engaged predominantly in the manufacture and sale of commercial and institutional interior finishings. Financial information by geographic area for the years ended January 1, 1995, January 2, 1994, and January 3, 1993 were as follows:


                                                       FISCAL YEAR ENDED
(IN THOUSANDS)                                  1/1/95       1/2/94       1/3/93
--------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS
     United States                           $ 426,179    $ 336,470    $ 255,476
     Americas, excluding the United States      14,504       13,054       17,268
     Europe                                    250,102      232,385      273,665
     Asia-Pacific                               34,498       43,158       47,669
                                             -----------------------------------
     TOTAL                                   $ 725,283    $ 625,067    $ 594,078
                                             -----------------------------------

OPERATING INCOME
     United States                           $  37,456    $  41,052    $  29,016
     Americas, excluding the United States         240         (322)         572
     Europe                                     25,131       16,866       20,099
     Asia-Pacific                               (3,425)      (2,929)      (1,579)
     Corporate overhead                         (8,592)      (8,497)      (7,669)
                                             -----------------------------------
     TOTAL                                   $  50,810    $  46,170    $  40,439
                                             -----------------------------------

IDENTIFIABLE ASSETS
     United States                           $ 337,179    $ 322,379    $ 240,799
     Americas, excluding the United States       7,951        9,262       13,141
     Europe                                    304,894      274,928      242,020
     Asia-Pacific                               37,910       35,750       38,160
                                             -----------------------------------
     TOTAL                                   $ 687,934    $ 642,319    $ 534,120
--------------------------------------------------------------------------------

NOTE 16 - QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)


The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's Class A Common Stock. The prices represent the reported high and low closing sale prices.



                                                FIRST       SECOND        THIRD       FOURTH
(IN THOUSANDS EXCEPT SHARE AMOUNTS)           QUARTER      QUARTER      QUARTER      QUARTER
--------------------------------------------------------------------------------------------
FISCAL YEAR ENDED JANUARY 1,1995
     Net sales                               $160,219     $181,665     $184,959     $196,940
     Gross profit                              48,344       55,548       55,810       61,483
     Net income                                 2,812        3,711        4,247        5,686
     Net income applicable to
       common shareholders                      2,374        3,274        3,809        5,249
     Primary earnings per common share *         0.14         0.18         0.21         0.29
Share prices:
     High                                      16 1/8       14....       13 5/8       13 3/8
     Low                                       12 1/2       11 1/4       11 1/8        9 3/4
Dividends per common share                       0.06         0.06         0.06         0.06
--------------------------------------------------------------------------------------------
FISCAL YEAR ENDED JANUARY 2,1994
     Net sales                               $135,041     $150,045     $167,586     $172,395
     Gross profit                              41,236       47,443       54,556       54,511
     Net income                                 2,204        2,797        3,870        4,978
     Net income applicable to
       common shareholders                      2,204        2,744        3,447        4,541
Primary earnings per common share *              0.13         0.16         0.20         0.26
Share prices:
     High                                      14 1/4       13....       12....       15 1/2
     Low                                       11 1/2        9 7/8        9 3/4       10 5/8
Dividends per common share                       0.06         0.06         0.06         0.06
--------------------------------------------------------------------------------------------

* For the fiscal years ended January 1, 1995 and January 2, 1994, earnings per share on a fully diluted basis were antidilutive.

                                                INTERFACE, INC. AND SUBSIDIARIES
                           MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS,
                              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The management of Interface, Inc. is responsible for the accuracy and consistency of all the information contained in the annual report, including the accompanying consolidated financial statements. The statements have been prepared to conform with generally accepted accounting principles appropriate to the circumstances of the Company. The statements include amounts based on estimates and judgments as required.

Interface, Inc. maintains internal accounting controls designed to provide reasonable assurance that the financial records are accurate, that the assets of the Company are safeguarded, and that the financial statements present fairly the consolidated financial position, results of operations, and cash flows of the Company.

The Audit Committee of the Board Directors reviews the scope of the audits and the findings of the independent certified public accountants. The auditors meet regularly with the Audit Committee to discuss audit and financial reporting issues, with and without management present.

BDO Seidman, the Company's independent certified public accountants, has audited the financial statements prepared by management. Their opinion on the statements is presented as follows.



Ray C. Anderson
---------------
Ray C. Anderson
Chairman of the Board, President, and
Chief Executive Officer



Daniel T. Hendrix
-----------------
Daniel T. Hendrix
Vice President, Chief Financial Officer, and Treasurer


Atlanta, Georgia
February 22, 1995



Board of Directors and Shareholders of Interface, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Interface, Inc. and subsidiaries as of January 1, 1995 and January 2, 1994, and the related consolidated statements of income and cash flows for each of the three years in the period ended January 1, 1995. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interface, Inc. and its subsidiaries as of January 1, 1995 and January 2, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 1995, in conformity with generally accepted accounting principles.

BDO Seidman

Atlanta, Georgia
February 22, 1995

(BDO LOGO)

INTERFACE, INC. AND SUBSIDIARIES
SELECTED FINANCIAL INFORMATION


(IN THOUSANDS,
EXCEPT SHARE DATA)                  1994      1993      1992      1991      1990      1989      1988      1987       1986       1985
------------------------------------------------------------------------------------------------------------------------------------
ANNUAL OPERATING DATA
Net sales                       $725,283  $625,067  $594,078  $581,786  $623,467  $581,756  $396,651  $267,008   $137,410   $123,430
Cost of sales                    504,098   427,321   404,130   393,733   410,652   382,455   263,508   176,813     87,783     79,561
Selling, general, and
     administrative expenses     170,375   151,576   149,509   150,100   153,317   135,468    87,445    56,884     36,186     32,610
Other expense (income)            25,097    24,806    21,878    23,623    21,818    23,202    11,587     7,589     (2,122)     3,002
Income before taxes
     on income                    25,713    21,304    18,561    14,330    37,680    40,631    34,111    25,722     16,823     12,697
Taxes on income                    9,257     7,455     6,311     5,409    14,078    16,084    13,926    11,742      6,315      4,679
Net income                        16,456    13,849    12,250     8,921    23,602    24,547    20,185    13,700      8,576      8,018
Earnings per common share
     Primary                         .82       .75       .71       .52      1.37      1.43      1.18       .87        .68        .59
     Fully diluted                     *         *         *         *      1.24      1.27      1.15       N/A        N/A        N/A
Dividends
     Cash dividends paid (A)       6,073     5,063     4,142     4,136     4,133     3,600     2,649     2,081      1,404      1,035
     Cash dividends per
     common share                    .24       .24       .24       .24       .24       .21       .16       .13        .11        .09
Property additions (B)            24,376    28,829    14,476    15,375    23,705    25,333    49,261    14,152     40,941      9,092
Depreciation and amortization     28,180    24,512    22,257    19,723    21,570    17,243    11,621     8,270      3,187      2,547
WEIGHTED AVERAGE SHARES
     OUTSTANDING
     Primary                      18,013    17,302    17,253    17,230    17,214    17,146    17,109    15,740     12,561     13,531
     Fully diluted                25,848    24,352    23,398    23,375    23,359    23,291    18,726       N/A        N/A        N/A
AT YEAR END
     Working capital             174,620   140,575   138,834   150,541   156,638   131,953   127,328    55,586     44,720     34,600
     Current ratio                   2.5       2.1       2.5       2.3       2.4       2.2       2.3       2.2        2.3        2.5
     Net property and
       equipment                 152,874   145,125   137,605   139,406   141,125   126,917   119,006    72,818     63,490     25,400
     Total assets                687,934   642,319   534,120   569,438   582,371   525,814   493,371   233,165    197,263     92,680
     Total long term debt        314,441   291,637   235,488   240,137   254,578   244,158   249,136    62,949     96,468     14,986
     Redeemable preferred stock   25,000    25,000        --        --        --        --        --        --         --         --
Common shareholders' equity      214,090   181,884   186,349   198,977   198,409   157,001   135,985   115,990     51,731     43,770
Book value per common share        11.89     10.42     10.79     11.55     11.52      9.14      7.94      6.80       4.21       3.48
------------------------------------------------------------------------------------------------------------------------------------

*For fiscal years 1994, 1993, 1992, and 1991, fully diluted earnings per common share were antidilutive.
(A) Includes preferred stock dividends of $1,750,000 and $913,000 in 1994 and 1993, respectively.
(B) Includes property and equipment obtained in acquisitions of businesses.


FORM 10-K
A copy of the Company's Annual Report on Form 10-K, filed each year with the Securities and Exchange Commission, may be obtained by shareholders without charge by writing to:

Mr. Daniel T. Hendrix
Vice President-Finance
Interface, Inc.
2859 Paces Ferry Road
Suite 2000
Atlanta, Georgia 30339


ANNUAL MEETING
The annual meeting of shareholders will be at 10:00 a.m. on May 18, 1995, at the Company's office located at:
Orchard Hill Road
LaGrange, Georgia 30240


TRANSFER AGENT DIVIDEND DISBURSING AGENT
Wachovia Bank and Trust Company, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, NC 27102


NUMBER OF SHAREHOLDERS OF RECORD AT MARCH 22, 1995
Class A - 569
Class B - 53


CHANGE OF ADDRESS
Please direct all changes of address or inquiries as to how your account is listed to:
Registrar
Wachovia Bank and Trust
Company N.A.
P.O. Box 3001
Winston-Salem, NC 27108


INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
BDO Seidman
Atlanta, Georgia


LEGAL COUNSEL
Kilpatrick & Cody
Atlanta, Georgia


CORPORATE ADDRESS
Interface, Inc.
2859 Paces Ferry Road
Suite 2000
Atlanta, Georgia 30339
Tel. (404) 437-6800