Form 10-K405/A, Exhibit 13
period 1995-12-31
INTERFACE INC
filed 1996-11-21
CIK 715787

                                                                     EXHIBIT 13


                        INTERFACE INC. AND SUBSIDIARIES
                         SELECTED FINANCIAL INFORMATION

   (IN THOUSANDS,
 EXCEPT SHARE DATA)     1995       1994       1993       1992       1991       1990       1989       1988       1987       1986
--------------------  --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
ANNUAL OPERATING
 DATA
Net sales             $802,066   $725,283   $625,067   $594,078   $581,786   $623,467   $581,756   $396,651   $267,008   $137,410
Cost of sales          551,643    504,098    427,321    404,130    393,733    410,652    382,455    263,508    176,813     87,783
Selling, general,
 and administrative
 expenses              188,880    170,375    151,576    149,509    150,100    153,317    135,468     87,445     56,884     36,186
Other expense
 (income)               29,867     25,097     24,806     21,878     23,623     21,818     23,202     11,587      7,589     (2,122)
Income before taxes
 on income and
 extraordinary item     31,676     25,713     21,304     18,561     14,330     37,680     40,631     34,111     25,722     16,823
Taxes on income         11,336      9,257      7,455      6,311      5,409     14,078     16,084     13,926     11,742      6,315
Income before
  extraordinary item    20,340     16,456     13,849     12,250      8,921     23,602     24,547     20,185     13,700      8,576
Net income              16,828     16,456     13,849     12,250      8,921     23,602     24,547     20,185     13,700      8,576
Earnings per common
 share before
 extraordinary item
 Primary                  1.02        .82        .75        .71        .52       1.37       1.43       1.18        .87        .68
 Fully diluted               *          *          *          *          *       1.24       1.27       1.15        N/A        N/A
Earnings per common
 share
 Primary                   .83        .82        .75        .71        .52       1.37       1.43       1.18        .87        .68
 Fully diluted               *          *          *          *          *       1.24       1.27       1.15        N/A        N/A
Dividends
 Cash dividends paid
   (A)                   6,132      6,073      5,063      4,142      4,136      4,133      3,600      2,649      2,081      1,404
 Cash dividends per
   common share            .24        .24        .24        .24        .24        .24        .21        .16        .13        .11
Property additions
 (B)                    48,929     24,376     28,829     14,476     15,375     23,705     25,333     49,261     14,152     40,941
Depreciation and
 amortization           28,944     28,180     24,512     22,257     19,723     21,570     17,243     11,621      8,270      3,187
WEIGHTED AVERAGE
 SHARES OUTSTANDING
 Primary                18,255     18,013     17,302     17,253     17,230     17,214     17,146     17,109     15,740     12,561
 Fully diluted          19,946     25,848     24,352     23,398     23,375     23,359     23,291     18,726        N/A        N/A
AT YEAR END
 Working capital       159,031    174,620    140,575    138,834    150,541    156,638    131,953    127,328     55,586     44,720
 Current ratio             2.4        2.5        2.1        2.5        2.3        2.4        2.2        2.3        2.2        2.3
 Net property and
   equipment           183,299    152,874    145,125    137,605    139,406    141,125    126,917    119,006     72,818     63,490
 Total assets          714,351    683,408    642,319    534,120    569,438    582,371    525,814    493,371    233,165    197,263
 Total long term
   debt                325,582    314,441    291,637    235,488    240,137    254,578    244,158    249,136     62,949     96,468
 Redeemable
   preferred stock      25,000     25,000     25,000         --         --         --         --         --         --         --
COMMON SHAREHOLDERS'
 EQUITY                231,914    214,090    181,884    186,349    198,977    198,409    157,001    135,985    115,990     51,731
Book value per
 common share            12.58      11.89      10.42      10.79      11.55      11.52       9.14       7.94       6.80       4.21

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

                                                             Fiscal Year Ended
(in thousands, except share data)              12/31/95           1/1/95          1/2/94
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

       Income before extraordinary items increased 23.6% to 20.3 million for fiscal 1995, compared to $16.5 million for fiscal 1994, due to the factors discussed above. The Company recognized an extraordinary charge of $ 3.5 million (net of applicable taxes) in the fourth quarter of fiscal 1995. The charge was attributed to the early extinguishment of the Company's Convertible Debentures which were redeemed in December 1995.

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

       Cost of sales as a percentage of net sales increases slightly to 69.5% in 1994, compared with 68.4% in 1993, primarily because of margin decline in the interior fabrics area due to competitive pressures and a shift in product mix to lower weight, less expensive products which resulted in reduced efficiency. In addition, the acquisition of Bentley Mills also contributed to the increased cost of sales due to Bentley's historical cost of sales having been 7.0% higher than the Company's.

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

LIQUIDITY AND CAPITAL RESOURCES

       The Company's primary sources of cash over the last three fiscal years have been funds provided by operating activities and proceeds from additional long-term debt. In 1995, operating activities generated $76.5 million of cash compared with $33.4 million and $40.6 million in 1994 and 1993, respectively. The increase in 1995 operating cash flows compared with 1994 was caused primarily be a decrease in accounts receivable through the sale of $33.9 million of domestic receivables under a securization program, along with a reduction in inventory levels. The inventory decrease at the end of 1995 (excluding acquisitions) was the result of the implementation of the Company's mass customization program and other initiatives. The primary uses of cash during the three fiscal years ended December 31, 1995 have been (i) additions to property and equipment at the Company's manufacturing facilities, (ii) acquisitions of businesses, and (iii) cash dividends. The additions to property and equipment required cash outlays of $84.1 million, while the acquisitions of businesses required $44.2 million and dividends required $17.3 million. Management believes these capital investments will result in an expanded market presence and improved efficiency in the Company's production and distribution.

       In February 1996, the Company amended its existing revolving credit facilities. The amendment, among other thing, increased the existing domestic revolving credit facility by $50 million to fund the implementation of the Company's planned new distribution network. In January 1996, the Company announced a nationwide initiative to strengthen and streamline the distribution channels for its commercial carpet products. Under this program, the Company intends to acquire approximately 15 strategically located commercial floorcovering contractors, and form preferred distributor alliances with a significantly higher number of select dealers throughout the United States. The Company anticipates that 50-60% of the consideration paid to acquire these dealers will be in the form of the Company's Common Stock. The program's primary goals are to (i) increase sales of Company products as dealers in the network seek to supply Company products on a preferred basis, (ii) enhance customer satisfaction by providing hassel-free service throughout the process of selecting, purchasing, installing and maintaining carpet products, and (iii) improve operating margins for owned dealers, as well as for the Company, by consolidating administrative functions of dealers and coordinating and streamlining sales efforts by Company and Dealer sales personnel. The Company expects to complete the majority of its planned acquisitions in the second and third quarters of 1996.

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