Form 10-K405, Exhibit 13
period 1996-12-29
INTERFACE INC
filed 1997-03-28
CIK 715787

                                                                      EXHIBIT 13









                                INTERFACE, INC. 1996 FINANCIAL REPORT

                   Management's Discussion and Analysis of
                Financial Condition and Results of Operations

The Company's revenues are derived from sales of commercial floorcovering products (primarily modular and broadloom carpet), interior fabrics, and specialty products. Sales of commercial floorcovering products and interior fabrics accounted for approximately 80% and 15%, respectively, of total net sales for fiscal 1996. The Company's 1996 revenues were $1 billion as compared to $802 million in fiscal 1995. The revenue increase of 25% is primarily the result of certain initiatives discussed below.

HISTORICAL OPERATING TRENDS

The Company pioneered the introduction of the modular carpet concept in the United States in 1973. Following its initial public offering in 1983, the Company's sales grew at an annual compound rate of 34.1% from 1983 to 1990, with sales increasing from $80 million to $623 million. The Company's growth during this period was fueled by diversification from the new construction market into the renovation market and other market segments, global expansion into the United Kingdom and Western Europe, Asia and Australia (including the 1988 strategic acquisition of Heuga Holding B.V., now known as Interface Europe B.V.), and diversification into interior fabrics with the acquisition of Guilford Industries, Inc. (now known as Interface Interior Fabrics, Inc.) in December 1986.

The period from 1991 to 1994, however, was characterized by (i) weak demand for all floorcovering products in domestic and international commercial markets,
(ii) poor worldwide economic conditions highlighted by an economic recession in Europe, (iii) increased competition, particularly in the U.S. modular carpet market, and (iv) a shift in demand away from the Company's fusion bonded carpet products towards tufted carpet products. During this period, the Company's operating results initially declined from peak levels that had been achieved in fiscal 1990.

The adverse conditions of the 1991 to 1994 period tested the Company's resiliency, and the Company responded with initiatives that enabled it to achieve (after the 1991 decline in sales of 6.7%) sales and operating income increases totaling 24.7% and 33.9%, respectively, for the three-year period. The Company during this period implemented strict cost control measures and diversified and expanded its product offerings to include (through internal production changes) tufted modular carpet products that had increased in popularity and (through the strategic acquisitions of Bentley Mills in June 1993 and Prince Street in March 1994) high style, designer-oriented commercial broadloom carpet products. The Company also made strategic acquisitions to diversify and strengthen its position in other commercial interiors markets, including the acquisition of the Stevens Linen fabrics product line in 1993. In late 1993, the Company began implementation of the product design and development process and reengineering program for its U.S. modular floorcovering business that led to the Company's "mass customization" and "war-on-waste" initiatives.

In 1995, the Company significantly enhanced its strategic position in the domestic interior fabrics market with the acquisitions of Toltec Fabrics, Inc. and the Intek division of Springs Industries.

In 1996, the Company implemented a nationwide initiative to form a new distribution network, operating under the name Re:Source Americas.
Pursuant to this initiative, the Company acquired and invested in 20 strategically located commercial floorcovering dealers, and formed preferred distributorship alliances with 59 select dealers throughout the United States. The Company also acquired Renovisions, Inc., a provider of specialized carpet replacement services. In addition, the Company continued to expand its specialty products operations by acquiring C-Tec, Inc. (now known as Interface Architectural Resources, Inc.), the second largest manufacturer of raised/access flooring systems in the United States. These initiatives have assisted the Company in achieving substantial growth in both sales and operating income, particularly in 1996 when the Company achieved sales and operating income increases of 24.9% and 27.9%, respectively, over 1995.

During 1996, the Company derived approximately 35% of its sales from operations outside the United States. The Company believes that the geographic diversity of its sales reduces its dependence on any particular region and represents a significant competitive advantage. To better support its global marketing operations, the Company has manufacturing facilities in strategic locations around the world. An additional result of this strategy is that the Company's foreign currency risk is reduced somewhat because certain revenues are derived from products manufactured at facilities which incur their operating costs in the same foreign currency.

RESULTS OF OPERATIONS

For fiscal 1996, the Company reported the highest net sales and net income in the Company's history. This was achieved through sales growth in all divisions (floorcoverings, interior fabrics, and specialty products), the formation of the Re:Source Americas network, the acquisitions of Renovisions and C-Tec in February 1996, and the acquisitions of Toltec Fabrics in June 1995, and Intek in December 1995. The sales growth of 24.9% in 1996 was achieved despite the weakening of the currencies of certain key markets compared to the U.S. dollar, the Company's reporting currency.

During 1996, the Company experienced a decrease in cost of sales as a percentage of sales due to the reduction of manufacturing costs in the Company's carpet operations (particularly the U.S. carpet tile manufacturing facility) as the Company benefited from its make-to-order ("mass customization") production strategy and "war-on-waste" initiative, leading to increased manufacturing efficiencies and an attendant shift in product mix to higher margin products. The Company's interior fabrics business also decreased manufacturing costs as a result of improved manufacturing efficiencies associated with a similar waste reduction program and the Company's new state-of-the-art yarn manufacturing facility in Guilford, Maine. These factors more than offset the impact of raw material price increases experienced in the company's operations.

The Company's capital expenditures program will continue to focus on (i) new and expanded manufacturing facilities worldwide and (ii) product innovation and development, which has been designed to address the market requirement for increased product flexibility while also reducing product cost through simplification.


The following table shows, as a percentage of net sales, certain items included in the Company's consolidated statements of income.



                                                  Fiscal Year Ended

                                            1996                 1995                 1994
-----------------------------------------------------------------------------------------
Net Sales                                  100.0%               100.0%               100.0%
  Cost of sales                             68.3                 68.8                 69.5
                                           -----------------------------------------------
  Gross profit on sales                     31.7                 31.2                 30.5
Selling general and
  administrative expense                    23.8                 23.6                 23.5
                                           -----------------------------------------------
  Operating income                           7.9                  7.6                  7.0
Other expense, net                           3.5                  3.7                  3.5
                                           -----------------------------------------------
  Income before taxes
    and extraordinary item                   4.4                  3.9                  3.5
Taxes on income                              1.8                  1.4                  1.2
                                           -----------------------------------------------
  Income before
    extraordinary item                       2.6                  2.5                  2.3
  Extraordinary loss on
    early extinguishment of
    debt (net of tax)                        0.0                  0.4                  0.0
                                           -----------------------------------------------
  Net income                                 2.6                  2.1                  2.3
Preferred dividends                          0.1                  0.2                  0.3
Net income applicable to
  common shareholders                        2.5%                 1.9%                 2.0%
------------------------------------------------------------------------------------------

FISCAL 1996 COMPARED WITH FISCAL 1995

The Company's net sales increased $200 million (24.9%) compared with 1995. The increase was attributable to (i) increased sales volume in the Company's floorcovering operations in the United States associated in part with the acquisitions of the commercial floorcovering dealers in the Company's Re:Source Americas network, (ii) increased sales volume in the Company's floorcovering operations in Continental Europe and Australia; (iii) increased sales volume in the Company's interior fabrics operations associated with the acquisitions of Toltec and Intek in June and December 1995, respectively, and
(iv) increased sales volume in the Company's specialty products division associated with the C-Tec acquisition in February, 1996. These increases were offset somewhat by a weakening of certain key currencies (particularly the British pound sterling, Dutch guilder and Japanese yen) against the U.S. dollar, the Company's reporting currency.

Cost of sales decreased as a percentage of sales to 68.3% in 1996 compared with 68.8% in 1995. The Company recognized a decrease in manufacturing costs in its floorcoverings operations as a result of further benefits obtained from the Company's mass customization production strategy and its "war-on-waste" initiative, which have continued to provide manufacturing efficiencies as well as a shift to higher

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

margin products. In addition, the Company achieved improved pricing in its floorcovering operations. These benefits were somewhat offset by the acquisitions of Toltec, Intek, C-Tec, and the commercial floorcovering dealers comprising the Company's new distribution network, which historically had higher cost of sales than the Company.

Selling, general and administrative expenses, as a percentage of net sales, increased to 23.8% in 1996 compared with 23.5% in 1995. The increase was due primarily to (i) administrative expenses associated with building an infrastructure to manage the Re:Source Americas network, (ii) increased marketing and sampling expenses in the Company's floorcovering operations associated with the introduction of new products as the Company moved to implement a mass customization strategy in its European and Asia Pacific operations, and continued to implement such strategy in its U.S. operations, and (iii) the acquisitions of Toltec and Intek, which historically had higher SG&A ratios than the Company. The increase was somewhat offset by the acquisitions of the commercial floorcovering dealers comprising the Company's new distribution network, which historically had lower SG&A ratios than the Company.

Other expense increased $5.4 million in fiscal 1996, due, primarily, to an increase in the Company's interest expense associated with: (i) an increase in bank debt incurred as a result of the Company's acquisitions, and (ii) higher interest rates associated with the Company's redemption of its 8% Convertible Subordinated Debentures in December 1995 and the issuance of $125 million in aggregate principal amount of 9.5% Senior Subordinated Notes in November 1995.

The effective tax rate was 39.2% for fiscal 1996, compared to 35.8% in fiscal 1995. The increase in the effective income tax rate was due primarily to the elimination of valuation allowances associated with the Company's Dutch and Australian operations in 1995, which did not occur in 1996. This increase was offset by the effect of the increase in the Company's income before taxes in proportion to the amortization of the Company's non-deductible goodwill.

As a result of the aforementioned factors, the Company's net income before extraordinary items increased 29.8% to $26.4 million for fiscal 1996, compared to $20.3 million for fiscal 1995.

FISCAL 1995 COMPARED WITH FISCAL 1994

In fiscal 1995, the Company's net sales increased $77 million (10.6%) compared with fiscal 1994. The increase was primarily attributable to (i) increased sales volume in the Company's floorcoverings operations in the United States, Southeast Asia and Greater China, (ii) continued improvement in unit volume in the Company's interior fabrics and chemical operations, (iii) sales generated by Toltec, which was acquired in June 1995, and (iv) the strengthening of certain key currencies (particularly the British pound sterling, Dutch guilder and Japanese yen) against the U.S. dollar, the Company's reporting currency. These increases were offset somewhat by a decrease in floorcoverings sales volume in Australia, Japan and certain markets within Europe.

Cost of sales decreased as a percentage of net sales to 68.8% in 1995 compared with 69.5% in 1994. The decrease was due primarily to (i) a reduction of manufacturing costs in the Company's carpet operations (particularly the U.S. carpet tile manufacturing facility) as the Company implemented its mass customization program and "war-on-waste" initiative, (ii) the weakening of the U.S. dollar against certain key currencies, which lowered the cost of U.S. produced goods sold in export markets, and (iii) decreased manufacturing costs in the Company's interior fabrics business as a result of improved manufacturing efficiencies achieved mainly through waste reduction efforts. These benefits were somewhat offset by raw material price increases in the interior fabrics and chemical operations, and the acquisitions of Prince Street and Toltec, which, historically, had higher cost of sales ratios than the Company.

Selling, general and administrative expenses, as a percentage of net sales, remained constant in fiscal 1995 as compared to fiscal 1994. Selling, general and administrative expenses did not decrease with the increase in volume due primarily to the increase in design and sampling costs associated with the mass customization initiative for which the full impact of the increased sales had not yet been realized.

Other expense increased $4.8 million in fiscal 1995, due, by in large, to an increase in the Company's interest expense associated with an increase in bank debt and higher interest rates.

The effective income tax rate was 35.8% for fiscal 1995, compared to 36.0% in fiscal 1994. The decrease in the effective income tax rate was due primarily to (i) the elimination of certain valuation allowances associated with the Company's Dutch and Australian operations and
(ii) the effect of the increase in the Company's income before taxes in proportion to the amortization of the Company's non-deductible goodwill. This decrease was offset by an increase in 1995, as compared to 1994, in foreign and U.S. tax effects attributable to foreign operations.

Income before extraordinary items increased 23.6% to $20.3 million for fiscal 1995, compared to $16.5 million for fiscal 1994, due to the factors discussed above. The Company recognized an extraordinary charge of $3.5 million (net of applicable taxes) in the fourth quarter of fiscal 1995. The charge was attributed to the early extinguishment of the Company's Convertible Subordinated Debentures which were redeemed in December 1995.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of cash over the last three fiscal years have been funds provided by operating activities and proceeds from additional long-term debt. In 1996, operating activities generated $55.0 million of cash compared with $76.5 million and $33.4 million in 1995 and 1994, respectively. The reduction in 1996 operating cash flows compared with 1995 was caused primarily by an increase in accounts receivable, subsequent to the Company's sale of $33.9 million of domestic receivables under a securitization program in 1995.

The primary uses of cash during the three fiscal years ended December 29, 1996 have been (i) additions to property and equipment at the Company's manufacturing facilities, (ii) acquisitions of businesses, and (iii) cash dividends. For the three years ended 1996, the aggregate additions to property and equipment required cash outlays of $99.9 million, while the acquisitions of businesses required $59.1 million, and dividends required $18.8 million. Management believes these capital investments will result in an expanded market presence and improved efficiency in the Company's production and distribution.

The Company amended its existing revolving credit and term loan facilities and its accounts receivable securitization facility in 1996. The amendments, among other things, (i) increased the existing domestic revolving credit facility by $50 million to fund the implementation of the Company's new distribution network, (ii) provided for additional domestic subsidiaries to be included in the accounts receivable securitization facility, (iii) allowed for an internal corporate reorganization involving the Company and certain of its subsidiaries, and (iv) provided certain pricing and administrative enhancements.

The Company, in connection with its acquisitions, issued 2,732,505 shares of Class A Common Stock in 1996. In addition, in December 1996, the Company notified its holders of Series A Cumulative Convertible Preferred Stock that it intended to redeem up to $10 million of the approximately $19.8 million (face value) Series A Preferred Stock then outstanding. As a result of this notice, subsequent to year end, the Series A preferred shareholders, with one exception, notified the Company of their intent to convert all of their shares of Series A Preferred Stock into an aggregate of approximately 1,360,000 shares of the Company's Class A Common Stock.

At the end of fiscal 1996, the Company estimated capital expenditure requirements of approximately $36 million for 1997, and had purchase commitments of $17.5 million. Management believes that the cash provided by operations and long-term borrowing arrangements will provide adequate funds for current commitments and other requirements in the foreseeable future.

The Company recognized a $6.6 million decrease in its foreign currency translation adjustment account during 1996, because of the weakening of the Dutch guilder, British pound sterling and Japanese yen against the U.S. dollar.

The Company utilizes foreign hedging contracts in order to match anticipated cash flows from foreign operations with local currency debt obligations. The Company employs a variety of off-balance sheet financial instruments to reduce its exposure to adverse fluctuations in interest and foreign currency exchange rates, including foreign currency swap agreements and foreign currency exchange contracts. At December 29, 1996, the Company had approximately $40.1 million (notional amount) of foreign currency hedge contracts outstanding, consisting principally of currency swap contracts. These contracts serve to hedge firmly committed Dutch guilder and Japanese yen currency revenues. At December 29, 1996, the Company utilized interest rate swap agreements to effectively convert approxi-

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


mately $73 million of variable rate debt to fixed rate debt. At
December 29, 1996, the weighted average rate on borrowings was 6.9%. The interest rate swap agreements have maturity dates ranging from nine to 24 months.

IMPACT OF INFLATION

Petroleum-based products comprise approximately 90% of the cost of raw materials used by the Company in manufacturing. The Company historically has been able to offset at least some portion of increases in the cost of such petroleum-based products with finished product price increases. During 1996, the Company experienced raw material price increases in the interior fabrics and chemical operations which could not be entirely offset with finished product price increases. Management cannot predict with certainty the extent to which it will be able to pass through any future cost increases.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets being Disposed of," which provides guidance on how and when impairment losses are recognized on certain long-lived assets. This statement requires that long-lived assets and certain identifiable intangibles and goodwill be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and that the asset be reported at the lower of carrying amount, or fair value less cost to sell. This Statement, which was adopted by the Company during 1996, did not have a material impact on operating results.

The FASB has also issued SFAS No. 123, "Accounting for Stock-Based Compensation," which the Company also adopted in 1996. SFAS No. 123 requires companies to estimate the value of all stock-based compensation using a recognized pricing model. Companies have the option of recognizing this value as an expense or disclosing its effects on net income and earnings per share in the notes to their financial statements. The company has recognized this value by disclosing its effects in the notes to its financial statements.

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Standard provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The adoption of this Standard is not expected to impact Interface's consolidated financial statements.

In March 1997, the FASB issued SFAS No. 128, "Earnings per Share." The new Standard simplifies the standards for computing earnings per share and requires presentation of two new amounts, basic and diluted earnings per share. The Company will be required to retroactively adopt this standard when it reports its operating results for the quarter and year ended December 1997. When the Company presents this information, it expects to report the restated amounts for 1996 and 1995 as shown in the following table.


                             1996   1995
----------------------------------------
Basic earnings per share:
 Income before
    extraordinary item      $1.23  $1.02
 Net income                  1.23    .83
Diluted earnings per share:
 Income before
    extraordinary item       1.22   1.02
 Net income                  1.22    .83
----------------------------------------


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

                       Interface Inc. and Subsidiaries
                      Consolidated Statements of Income

                                                               Fiscal Year Ended

(in thousands, except share data)                             1996      1995      1994
--------------------------------------------------------------------------------------
Net sales                                               $1,002,076  $802,066  $725,283
Cost of sales                                              684,455   551,643   504,098
                                                        ------------------------------
  Gross profit on sales                                    317,621   250,423   221,185
Selling, general and administrative expenses               238,932   188,880   170,375
                                                        ------------------------------
  Operating income                                          78,689    61,543    50,810
                                                        ------------------------------
Other expense
  Interest expense                                          32,772    26,753    24,094
  Other                                                      2,490     3,114     1,003
                                                        ------------------------------
  Total other expense                                       35,262    29,867    25,097
                                                        ------------------------------
  Income before taxes on income and extraordinary item      43,427    31,676    25,713
Taxes on income                                             17,032    11,336     9,257
                                                        ------------------------------
Income before extraordinary item                            26,395    20,340    16,456
  Extraordinary loss (net of tax)                               --     3,512        --
                                                        ------------------------------
  Net income                                                26,395    16,828    16,456
Preferred stock dividends                                    1,678     1,750     1,750
                                                        ------------------------------
Net income applicable to common shareholders            $   24,717  $ 15,078  $ 14,706
                                                        ------------------------------
Primary earnings per common share
  Income before extraordinary item                      $     1.23  $   1.02  $   0.82
  Extraordinary loss (net of tax)                               --      0.19        --
                                                        ------------------------------
Net income                                              $     1.23  $   0.83  $   0.82
--------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                       Interface Inc. and Subsidiaries
                         Consolidated Balance Sheets


    (in thousands, except share data)                      1996       1995
--------------------------------------------------------------------------
    ASSETS
    Current
      Cash and cash equivalents                        $  8,762   $  8,750
      Accounts receivable                               167,817    111,386
      Inventories                                       146,678    134,504
      Prepaid expenses                                   22,986     15,748
      Deferred income taxes                               7,057      3,998
                                                       -------------------
         Total current assets                           353,300    274,386

    Property and equipment                              208,791    183,299
    Miscellaneous                                        51,385     37,841
    Excess of cost over net assets acquired             249,070    218,825
                                                       -------------------
                                                       $862,546   $714,351
                                                       -------------------
    LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
    Current liabilities
      Notes payable                                    $ 14,918   $  8,546
      Accounts payable                                   74,960     55,101
      Accrued expenses                                   70,919     50,148
      Current maturities of long-term debt                2,919      1,560
                                                       -------------------
         TOTAL CURRENT LIABILITIES                      163,716    115,355

    Long-term debt, less current maturities             254,353    199,022
    Senior subordinated notes                           125,000    125,000
    Deferred income taxes                                23,484     18,060
                                                       -------------------
         TOTAL LIABILITIES                              566,553    457,437

    Minority interest                                     3,125         --
    Redeemable preferred stock                           19,750     25,000
    Common stock                                          2,536      2,203
    Additional paid-in capital                          124,557     96,863
    Retained earnings                                   166,828    147,039
    Foreign currency translation adjustment              (3,057)     3,555
    Treasury stock, 3,600,000 Class A shares, at cost   (17,746)   (17,746)
                                                       -------------------
                                                       $862,546   $714,351
--------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                       Interface Inc. and Subsidiaries
                     Consolidated Statements of Cash Flow


Fiscal Year Ended
(in thousands)                                                1996               1995       1994
------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                             $  26,395          $  16,828   $ 16,456
  Adjustments to reconcile net income to cash
    provided by operating activities
    Depreciation and amortization                           35,305             28,944     28,180
    Extraordinary loss on early extinguishment
       of debt (net of tax)                                     --              3,512         --
    Deferred income taxes                                    5,438              1,431     (1,994)
    Working capital changes
       Accounts receivable                                 (17,465)            25,978     (2,788)
       Inventories                                          (2,199)             5,979     (6,849)
       Prepaid expenses and other                           (6,870)                 8     (1,671)
       Accounts payable and accrued expenses                14,419            (6,132)      2,061
                                                         ---------------------------------------
                                                         $  55,023          $  76,548   $ 33,395
                                                         ---------------------------------------
INVESTING ACTIVITIES
  Capital expenditures                                     (36,436)           (42,123)   (21,315)
  Acquisitions of businesses                               (30,151)           (27,554)    (1,409)
  Changes in escrowed and restricted funds                      --              2,663      1,352
  Other                                                    (11,425)            (5,145)    (5,030)
                                                         ---------------------------------------
                                                         $ (78,012)         $ (72,159)  $(26,402)
                                                         ---------------------------------------
FINANCING ACTIVITIES
  Borrowings on long-term debt                             154,224             61,471         --
  Principal repayments on long-term debt                  (107,561)           (73,406)        --
  Proceeds from issuance of subordinated notes                  --            121,543         --
  Extinguishment of convertible subordinated debentures         --           (106,419)        --
  Borrowing under lines of credit                           24,410             12,620     75,011
  Repayments of lines of credit                            (44,512)           (10,655)   (75,233)
  Proceeds from issuance of common stock                     2,916                984        678
  Dividends paid                                            (6,606)            (6,132)    (6,073)
  Other                                                         --                 --     (2,026)
                                                         ---------------------------------------
                                                         $  22,871          $       6   $ (7,643)
                                                         ---------------------------------------
Net cash provided by (used for) operating,
  investing, and financing activities                         (118)             4,395       (650)

Effect of exchange rate changes on cash                        130                (34)       365
                                                         ---------------------------------------
CASH AND CASH EQUIVALENTS
  Net increase (decrease)                                       12              4,361       (285)
  Balance, beginning of year                                 8,750              4,389      4,674
                                                         ---------------------------------------
  Balance, end of year                                   $   8,762          $   8,750   $  4,389
------------------------------------------------------------------------------------------------

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Interface, Inc. is a recognized leader in the worldwide commercial interiors market, offering floorcoverings, fabrics, specialty chemicals and interior architectural products. The Company manufactures modular carpet under the Interface, Bentley and Heuga brands and, through its Bentley Mills and Prince Street subsidiaries participates in the high quality, designer-oriented segment of the broadloom carpet market, and now provides specialized carpet replacement, installation, and maintenance services. The Company also produces interior fabrics and upholstery products, which it markets under the Guilford of Maine, Stevens Linen, Toltec, and Intek brands. In addition, the Company provides chemicals used in various rubber and plastic products; licenses Intersept(R), a proprietary antimicrobial used in a host of interior finishes; sponsors the Envirosense(R) Consortium in its mission to address workplace environmental issues; and markets low-profile and multiple plenum raised/access flooring systems under the C-Tec, Intercell and Interstitial Systems brands.

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

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: buildings and improvements--ten to fifty years; furniture and equipment--three to twelve years. Interest costs for the construction of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of approximately $0.1 million and $1.4 million for the years ended 1996 and 1995, respectively. Depreciation expense amounted to approximately $25.0 million, $18.2 million and $20.8 million for the years ended 1996, 1995 and 1994, respectively.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

EXCESS OF COST OVER NET ASSETS ACQUIRED

Excess of cost over net assets acquired is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. Excess of cost over net assets acquired is amortized on a straight-line basis over the periods benefitted, principally twenty-five to forty years. Accumulated amortization amounted to approximately $43.5 million and $33.2 million at December 29, 1996 and December 31, 1995, respectively.

The Company's operational policy for the assessment and measurement of any impairment in the value of excess of cost over net assets acquired which is other than temporary is to evaluate the recoverability and remaining life and determine whether it should be completely or partially written off or the amortization period accelerated. The Company will recognize an impairment if undiscounted estimated future operating cash flows of the acquired business are determined to be less than the carrying amount. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

TAXES ON INCOME

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in tax laws or rates. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized as income or expense in the period that includes the enactment date.

EARNINGS PER COMMON SHARE AND DIVIDENDS

Earnings per common share are computed by dividing net income applicable to common shareholders by the combined weighted average number of shares of Class A and Class B Common Stock outstanding during each year. The redeemable Series A Preferred Stock is not considered to be a common stock equivalent because at the date of issuance, the stated dividend rate was greater than 66 2/3% of the then current average Aa corporate bond yield. In computing primary earnings per share, the preferred stock dividend reduces income applicable to common shareholders. Primary earnings per share are based upon 20,060,347 shares, 18,254,965 shares and 18,012,722 shares for the years ended 1996, 1995 and 1994, respectively. Fully diluted earnings per share have not been presented because the differences are insignificant during 1996 and were antidilutive during 1995 and 1994. For the purposes of computing earnings per common share and dividends paid per common share, the Company is treating as treasury stock (and therefore not outstanding) the shares that are owned by a wholly owned subsidiary (3,600,000 Class A shares recorded at cost).

In March 1997, the FASB issued SFAS No. 128, "Earnings per Share." The new Standard simplifies the standards for computing earnings per share and requires presentation of two new amounts, basic and diluted earnings per share. The Company will be required to retroactively adopt this standard when it reports its operating results for the quarter and year ended December 1997. When the Company presents this information, it expects to report the following restated amounts for 1996 and 1995:

                                     Year Ended
-----------------------------------------------------
                              1996               1995
-----------------------------------------------------
Basic earnings per share:
  Income before
     extraordinary item      $1.23              $1.02
  Net income                  1.23                .83
Diluted earnings per share:
  Income before
     extraordinary item       1.22               1.02
  Net income                  1.22                .83
=====================================================


REVENUE RECOGNITION

Revenue is generally recognized on the sale of products or services when the products are shipped or the services performed, all significant contractual obligations have been satisfied, and the collection of the resulting receivable is reasonably assured. Revenues and estimated profits on long-term performance contracts are recognized under the percentage of completion method of accounting using the cost-to-cost methodology. Profit estimates are revised periodically based upon changes in facts. Any losses identified on contracts are recognized immediately.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair values of cash and cash equivalents, short-term investments and short-term debt approximate cost due to the short period of time to maturity. Fair values of long-term debt, swaps, forward currency contracts and currency options are based on quoted market prices or pricing models using current market rates.

TRANSLATION OF FOREIGN CURRENCIES

The financial position and results of operations of the Company's foreign subsidiaries are measured generally using local currencies as the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each year end. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded in the foreign currency translation adjustment account. In the event of a divestiture of a foreign subsidiary, the related foreign currency translation results are reversed from equity to income. Foreign currency exchange gains and losses are included in income. However, amounts are not material in any year.

                       Interface Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements

DERIVATIVES

The Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. The Company does not enter into derivative financial instruments for speculative purposes. Derivatives, used as a part of the Company's risk management strategy, are designated at inception as hedges, and are measured for effectiveness both at inception and on an ongoing basis. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains or losses related to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

FISCAL YEAR

The Company's fiscal year ends on the Sunday nearest December 31. All references herein to "1996", "1995", and "1994" mean the fiscal years ended December 29, 1996, December 31, 1995 and January 1, 1995, respectively, each comprising 52 weeks. Quarterly financial results are based upon a 13 week reporting period.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the 1996 presentation.

NOTE 2 BUSINESS ACQUISITIONS

During 1996, the Company acquired 100% of the outstanding capital stock of fifteen floorcovering contractors: Earl W. Bentley Operating Co., Inc., based in Oklahoma; Quaker City International, Inc., based in Pennsylvania; Superior Holding Inc., based in Texas; Landry's Commercial Flooring Co., Inc., based in Oregon; Reiser Associates, Inc., based in Texas; Southern Contract Systems, Inc. based in Georgia; A & F Installations, Inc., based in New Jersey; ParCom, Inc., based in Virginia; Congress Flooring Corp., based in Massachusetts; Flooring Consultants, Inc., based in Arizona; B. Shehadi & Sons, Inc., based in New Jersey; Lasher/White Carpet Co., Inc., based in New York; Oldtown Carpet Center, Inc., based in North Carolina; Architectural Floors, a division of Continental Office Furniture Corp., based in Ohio; and Floor Concepts, Inc., based in Maryland. These contractors are engaged primarily in the installation of commercial floorcoverings. As consideration, the Company issued 2,674,906 shares of Class A Common Stock valued at approximately $19.3 million, $0.8 million in 7% notes and $23.0 million in cash. All transactions have been accounted for as purchases, and accordingly, the results of operations of the acquired companies since their acquisition dates have been included within the consolidated financial statements. The excess of the purchase price over the fair value of the net assets acquired was approximately $33.9 million and is being amortized over 25 years.

The following unaudited pro forma information presents the consolidated results of operations of the Company as if the acquisitions described above had occurred at the beginning of 1995. The acquisitions described below would not materially affect the pro forma financial information. The pro forma financial information is not necessarily indicative of what would have occurred had the acquisitions been made as of that date, nor is it indicative of future results of operations. The pro forma amounts give effect to appropriate adjustments for the fair value of the net assets acquired, amortization of the excess of the purchase price over the net assets acquired, interest expense, income taxes and the issuance of common stock.


                                                                                   Year Ended
(in thousands, except share data)                                     1996                          1995
--------------------------------------------------------------------------------------------------------
Net sales                                                       $1,086,229                      $988,655
Income before
  extraordinary item                                                26,264                        19,985
Net income applicable
  to common shareholders                                            24,586                        14,723
--------------------------------------------------------------------------------------------------------
Primary earnings per common share:
  Income before
     extraordinary item                                         $     1.16                      $   0.87
  Extraordinary loss on early
     extinguishment of debt
     (net of tax)                                                       --                          0.17
--------------------------------------------------------------------------------------------------------
Net income                                                      $     1.16                      $   0.70
========================================================================================================


The fair values of the net assets acquired and liabilities assumed were as follows:



(in thousands)
--------------------------------------------------------------------------------------------------------
Property and equipment                                                                         $   3,951
Inventories                                                                                       10,213
Accounts receivable                                                                               35,428
Goodwill                                                                                          33,882
Other assets                                                                                       3,090
Accounts payable and accrued expenses                                                           (23,190)
Long-term debt                                                                                  (21,563)
                                                                                               --------
                                                                                                 41,811
Value of stock and notes issued                                                                 (20,160)
                                                                                               --------
Cash used for acquisitions                                                                     $ 21,651
=======================================================================================================


In February 1996, the Company acquired the outstanding common stock of Renovisions, Inc., a nationwide installation services firm based in Georgia that has pioneered a new method of carpet replacement, for approximately $4 million in cash at closing and $1 million in guaranteed payments, due in February 1997. The transaction was accounted for as a purchase, and accordingly, the results of operations of Renovisions since the acquisition date have been included within the consolidated financial statements. The excess of the purchase price over the fair value of net assets acquired was approximately $4.3 million and is being amortized over 25 years.

In February 1996, the Company acquired the outstanding common stock of C-Tec, Inc., a Michigan based producer of raised/access flooring systems, for approximately $8.8 million, which was comprised of $4.5 million in cash and $4.3 million in 6% subordinated convertible notes. The transaction was accounted for as a purchase, and accordingly, the results of operations of C-Tec since the acquisition date have been included within the consolidated financial statements. The excess of the purchase price over the fair value of net assets acquired was approximately $3.1 million and is being amortized over 25 years.

In December 1995, the Company acquired substantially all of the assets of the Intek division of Spring Industries, a manufacturer of panel fabrics based in Aberdeen, North Carolina, for approximately $13.9 million. The transaction was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets was approximately $5.1 million and is being amortized over 40 years. The results of operations of Intek have been included within the consolidated financial statements since the acquisition date.

In June 1995, the Company acquired substantially all of the assets of Toltec Fabrics, Inc. ("Toltec"), a manufacturer of panel fabrics based in North Carolina, for approximately $13.3 million, which was comprised of $7.7 million in cash and $5.6 million in notes. The transaction was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets was approximately $6.9 million and is being amortized over 40 years. The results of operations of Toltec have been included within the consolidated financial statements since the acquisition date.

In March 1994, the Company acquired 100% of the outstanding capital stock of Prince Street Technologies, Ltd., a manufacturer of broadloom carpet. As consideration, the Company issued 674,953 shares of Class A Common Stock valued at approximately $8.9 million. The transaction was accounted for as a purchase. At the acquisition date, the fair value of the net liabilities of Prince Street exceeded the fair value of the net assets by approximately $0.6 million. Accordingly, the excess of the purchase price ($9.3 million) over the fair value of the net liabilities assumed was approximately $9.9 million and is being amortized over 40 years. The results of the operations of Prince Street since the acquisition date have been included within the consolidated financial statements.

Note 3 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:


(in thousands)      1996                1995
---------------------------------------------
Cash               $8,762              $7,261
Cash equivalents      ---               1,489
---------------------------------------------
                   $8,762              $8,750
=============================================


The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Under the Company's cash management program, which provides for daily replenishment of major bank accounts for check clearing requirements, checks in transit are not con

                       Interface Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements

Note 3 CASH AND CASH EQUIVALENTS (CONTINUED)

sidered reductions of cash or accounts payable until presented to the bank for payment. At December 29, 1996 and December 31, 1995, checks not yet presented to the bank totaled approximately $12.3 and $7.7 million, respectively. Cash payments for interest amounted to approximately $27.8 million, $27.9 million and $24.0 million for the years ended 1996, 1995 and 1994, respectively. Income tax payments amounted to approximately $9.8 million, $8.2 million and $6.5 million for the years ended 1996, 1995 and 1994, respectively.

NOTE 4 RECEIVABLES

The Company maintains an agreement with a financial institution to sell a participating interest in a designated pool of commercial receivables, with limited recourse, in amounts up to $65 million. The agreement relates to specific operating subsidiaries of the Company. Under the agreement, a participating interest in new receivables is sold as previous receivables are collected. The participating interest is sold at a discount. The purchase discount is the financial institution's commercial paper rate plus .45% and is included in other expense in the accompanying consolidated statements of income. At December 29, 1996, the rate was 6.084%. The Company acts as an agent for the purchaser by performing record keeping and collection functions. The uncollected receivables sold at December 29, 1996 and December 31, 1995 amounted to $31.7 million and $33.9 million, respectively. As of December 29, 1996 and December 31, 1995, the allowance for bad debts amounted to approximately $7.3 million and $5.9 million, respectively, for all accounts receivable of the Company.

The Company has adopted credit policies and standards intended to reduce the inherent risk associated with potential increases in its concentration of credit risk due to increasing trade receivables from sales to owners and users of commercial office facilities and with specifiers such as architects, engineers and contracting firms. Management believes that credit risks are further moderated by the diversity of its end customers and geographic sales areas. Interface performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary.

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Standard provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The adoption of this Standard is not expected to impact Interface's consolidated financial statements.

Note 5 INVENTORIES

Inventories are summarized as follows:


(in thousands)               1996           1995
------------------------------------------------
Finished goods           $ 81,034       $ 76,407
Work-in-process            30,464         26,168
Raw materials              35,180         31,929
------------------------------------------------
                         $146,678       $134,504
================================================



Note 6 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(in thousands)                         1996               1995
--------------------------------------------------------------
Land                              $  13,038          $  11,109
Buildings                            98,706             82,189
Equipment                           232,489            200,312
Construction-in-process              32,078             41,635
--------------------------------------------------------------
                                    376,311            335,245
Accumulated depreciation           (167,520)          (151,946)
--------------------------------------------------------------
                                  $ 208,791          $ 183,299
==============================================================


The estimated cost to complete construction in progress for which the Company was committed at December 29, 1996 was approximately $17.5 million.


Note 7 ACCRUED EXPENSES

Accrued expenses are summarized as follows:

(in thousands)                    1996             1995
-------------------------------------------------------
Taxes                          $16,868          $10,130
Compensation                    20,541           13,692
Interest                         5,276            2,229
Other                           28,234           24,097
-------------------------------------------------------
                               $70,919          $50,148
-------------------------------------------------------


Note 8 LONG-TERM DEBT

Long-term debt, exclusive of the Company's 9.5% Senior

Subordinated Notes due 2005 (see Note 9), consisted of the following:


(in thousands)                 1996          1995
---------------------------------------------------
Secured term loan            $50,000       $ 50,000
Revolving credit agreement   181,211        143,209
Other                         26,061          7,373
---------------------------------------------------
  Total long-term debt       257,272        200,582
  Less current maturities     (2,919)        (1,560)
---------------------------------------------------
                            $254,353       $199,022
===================================================


The Company maintains a revolving credit and secured term loan facility which provides a maximum credit limit of $250 million. The facility is collateralized by substantially all of the outstanding stock of the Company's operating subsidiaries (except certain foreign subsidiaries, for which only 66% of the outstanding stock is pledged). The $50 million term portion of the facility is to be repaid in two equal installments of $25 million at December 29, 2000 and December 31, 2001, plus accrued interest. The revolving credit facility borrowings are due December 31, 2001, concurrent with the final installment of the term portion. Interest is charged, at the Company's option, at a rate based on either the bank's certificate of deposit rate or LIBOR, plus an applicable margin of .35% to 1%, depending upon the Company's ability to meet certain performance criteria; or the bank's prime lending rate (8.25% at December 29, 1996).

The agreements require prepayment from specified excess cash flows or proceeds from certain asset sales and provide for restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and limit the payment of dividends. At December 29, 1996, approximately $25.8 million of the Company's retained earnings were unrestricted and available for payment of dividends under the most restrictive terms of the agreement. The Company considers the fair value of long-term debt to approximate its current value.

Future maturities of long-term debt based on fixed payments (amounts could be higher if excess cash flows or asset sales require prepayment of debt under the credit agreements) are as follows:


Fiscal Year                             (in thousands)
-----------------------------------------------------
1997                                         $  2,919
1998                                            2,218
1999                                            1,963
2000                                           30,663
2001                                               --
Thereafter                                    219,509
-----------------------------------------------------
                                             $257,272
=====================================================


Additionally, the Company maintains approximately $38 million in revolving lines of credit through several of its subsidiaries. Interest is generally charged at the prime lending rate or LIBOR. The weighted average interest rate for 1996 was approximately 7.2%. Approximately $14.9 million and $8.5 million was outstanding under these lines at December 29, 1996 and December 31, 1995, respectively.


NOTE 9 SENIOR SUBORDINATED NOTES

In November 1995, the Company issued $125 million in 9.5% Senior Subordinated Notes due 2005 (the "Notes"). Interest, which commenced on May 15, 1996, is payable semi-annually on May 15 and November 15.

The Notes are guaranteed, jointly and severally, on an unsecured senior subordinated basis, by each of the Company's principal domestic subsidiaries (the "Guarantors"). The Guarantors include Interface Flooring Systems, Inc., Bentley Mills, Inc., Guilford of Maine, Inc., Prince Street Technologies, Inc. and several other smaller domestic subsidiaries. (See Note 19 for Supplemental Guarantor Condensed Consolidating Financial Statements.) The Notes are redeemable for cash at any time on or after November 15, 2000 at the Company's option and in whole or in part, initially at a redemption price equal to 104.75% of the principal amount, declining to 100% of the principal amount on November 15, 2003, plus accrued interest thereon to the date fixed for redemption. At December 29, 1996, the estimated fair value of the notes was approximately $135.2 million.

NOTE 10 CONVERTIBLE SUBORDINATED DEBENTURES

The Company had $103.9 million aggregate principal amount of Convertible Subordinated Debentures ("Debentures"). The Debentures were unsecured obligations of the Company with interest, payable semi-annually, at 8%. They were convertible into shares of the Company's

                       Interface Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements

NOTE 10 CONVERTIBLE SUBORDINATED DEBENTURES (CONTINUED)

Class A Common Stock at a conversion price of approximately $16.92 per share. During 1995, approximately $101.5 million aggregate principal amount of the Debentures were extinguished with the proceeds from the issuance of the Company's 9.5% Senior Subordinated Notes (see Note 9). Approximately $2.5 million aggregate principal amount of the Debentures were extinguished with the issuance of 145,034 shares of Class A Common Stock. This portion of the extinguishment was a non-cash transaction and accordingly not included in the statement of cash flows. The Company recorded an extraordinary loss of approximately $3,512,000 ($0.19 per common share), net of income taxes of approximately $2.2 million, consisting of redemption premiums and the write-off of deferred financing costs, related to the early extinguishment of this debt.

NOTE 11 REDEEMABLE PREFERRED STOCK

The Company is authorized to issue 5,000,000 shares of $1.00 par value preferred stock and to fix the terms of such preferred stock without any vote or action by the shareholders. The issuance of any series of preferred stock may have an adverse effect on the rights of holders of common stock, and could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company.

In conjunction with the acquisition of Bentley Mills in June 1993, the Company issued 250,000 shares of Series A Cumulative Convertible Preferred Stock with a face value of $100 per share. The Series A Preferred Stock was entitled to a 7% annual cumulative cash dividend ($7.00 per preferred share) that was payable quarterly. Series A Preferred Stock was non-voting, except as required by law or in limited circumstances to protect its preferential rights. The Series A Preferred Stock was convertible into shares of the Company's Class A Common Stock at the rate of one share of Class A Common Stock for each $14.79 face value thereof plus the amount of any accrued but unpaid dividends. During September and November 1996, approximately $5.3 million (face value) Series A Preferred Stock was converted into 358,493 shares of Class A Common Stock. In December 1996, the Company notified its Series A preferred shareholders that it intended to redeem up to $10 million of the approximately $19.7 million (face value) Series A Preferred Stock then outstanding. As a result of this notice, subsequent to year end, the Series A preferred shareholders, with one exception, notified the Company of their intent to convert all of their shares of Series A Preferred Stock into an aggregate of approximately 1,360,000 shares of the Company's Class A Common Stock. During each of the years ended 1996 and 1995, the Company paid cash dividends of approximately $7.00 per preferred share.

NOTE 12 COMMON STOCK AND STOCK OPTIONS

The Company is authorized to issue 40,000,000 shares of $.10 par value
Class A Common Stock and 40,000,000 shares of $.10 par value Class B Common Stock. Class A and Class B Common Stock have identical voting rights except for the election or removal of directors. Holders of Class B Common Stock are entitled as a class to elect a majority of the Board of Directors. The Company's Class A Common Stock is traded in the over-the-counter market under the symbol IFSIA and is quoted on Nasdaq. The Company's Class B Common Stock is not publicly traded. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Both classes of Common Stock share in dividends available to common shareholders (see Note 8 for discussion of restrictions on the payment of dividends). Cash dividends on Common Stock were $.245 per share for the year ended 1996 and $.24 per share for the years ended 1995 and 1994.

The following table shows changes in common shareholders' equity.

                                                                                           Foreign
                                   Class A          Class B     Additional                Currency
                               --------------   --------------     Paid-In   Retained  Translation
(in thousands)                 Shares  Amount   Shares  Amount     Capital   Earnings   Adjustment
--------------------------------------------------------------------------------------------------
Balance at January 2, 1994     17,918  $1,792   3,121    $312     $ 83,989  $125,960      $(12,423)
  Net income                       --      --      --      --           --    16,456            --
  Conversion of common
    stock                          44       4     (44)     (4)          --        --            --
  Issuance of common
    stock                         753      75      --      --        9,461        --            --
  Cash dividends paid              --      --      --      --           --    (6,073)           --
  Foreign currency
    translation
    adjustment                     --      --      --      --           --        --        12,287
                               -------------------------------------------------------------------
Balance at January 1, 1995     18,715   1,871   3,077     308       93,450   136,343         (136)
  Net income                                                                  16,828
  Conversion of common
    stock                          88       8     (88)     (8)          --        --            --
  Issuance of common
    stock                         241      24      --      --        3,413        --            --
  Cash dividends paid              --      --      --      --           --    (6,132)           --
  Foreign currency
    translation
    adjustment                     --      --      --      --           --        --         3,691
                               -------------------------------------------------------------------
Balance at December 31, 1995   19,044   1,903   2,989     300       96,863   147,039         3,555
  Net income                       --      --      --      --           --    26,395            --
  Conversion of common
    stock                          14       2     (14)     (2)          --        --            --
  Issuance of common
    stock                       3,314     333      --      --       27,694        --            --
  Cash dividends paid              --      --      --      --           --    (6,606)           --
  Foreign currency
    translation
    adjustment                     --      --      --      --           --        --       (6,612)
-------------------------------------------------------------------------------------------------
Balance at December 29, 1996   22,372  $2,238   2,975    $298     $124,557  $166,828      $(3,057)
=================================================================================================

                       Interface Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements


NOTE 12 COMMON STOCK AND STOCK OPTIONS (CONTINUED)

The Company has Key Employee Stock Option Plans ("the 1983 Plan" and "the 1993 Plan") and an Offshore Stock Option Plan ("Offshore Plan"), under which a committee of the Board of Directors is authorized to grant key employees, including officers, options to purchase the Company's Common Stock. Options are exercisable for shares of Class A or Class B Common Stock at a price not less than 100% of the fair market value on the date of grant. The options generally become exercisable 20% per year over a five year period from the date of the grant and the options generally expire ten years from the date of the grant. An aggregate of 1,500,000 shares of Common Stock (Class A or Class B) have been reserved for issuance under the 1993 Plan. No options are available to be granted under the 1983 Plan. An aggregate of 830,674 shares of Class A Common Stock have been reserved for issuance under the 1983 Plan. An aggregate of 1,000,000 shares of Common Stock (Class A or Class B) have been reserved for issuance under the Offshore Plan.


The following tables summarize activity on stock options:

                                                 number   weighted average
                                               of shares   exercise price
-------------------------------------------------------------------------
Outstanding at
January 1, 1995,                              1,808,000            $13.43
  Granted                                       360,000             14.49
  Exercised                                     (96,000)            10.53
Forfeited or cancelled                         (125,000)            14.03
-------------------------------------------------------------------------
Outstanding at
December 31, 1995                             1,947,000             13.18
  Granted                                       308,000             13.47
  Exercised                                    (224,000)            13.04
  Forfeited or cancelled                       (112,000)            13.76
-------------------------------------------------------------------------
Outstanding at
December 29, 1996                             1,919,000            $13.30
=========================================================================
Options exercisable at
December 31, 1995                               849,000            $13.45
December 29, 1996                               821,000             13.35
=========================================================================
Weighted average fair value of options
granted during the year ended                               (in thousands)
-------------------------------------------------------------------------
December 31, 1995                                                  $1,823
December 29, 1996                                                   1,395
-------------------------------------------------------------------------


The weighted average remaining life of options outstanding at December 29, 1996 was 5.8 years. The range of exercise prices was $10.31-$16.50.

Interface has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Compensation expense was immaterial for 1996 and 1995. If Interface had elected to recognize compensation cost based on the fair value at the grant dates for options issued under the plans described above, consistent with the method prescribed by SFAS No. 123, net income applicable to common shareholders and earnings per share would have been changed to the pro forma amounts indicated below:

                                         Year Ended
(in thousands, except share data)     1996      1995
------------------------------------------------------
Net income applicable to
common shareholders
   as reported                     $24,717     $15,078
   pro forma                        24,202      14,786
------------------------------------------------------
Earnings per share
   as reported                     $  1.23     $  0.83
   pro forma                          1.21        0.81
------------------------------------------------------


The fair value of stock options used to compute pro forma net income applicable to common shareholders and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1996 and 1995:
Dividend yield of .49% for both years; expected volatility of 30% for both years; a risk free interest rate of 6.11% in 1996 and 6.53% in 1995; and an expected option life of 4.92 years in 1996 and 4.38 years in 1995.

Note 13 TAXES ON INCOME

Provisions for federal, foreign, and state income taxes in the consolidated statements of income consisted of the following components:

                                  Year Ended
(in thousands)             1996        1995      1994
-----------------------------------------------------
Current:
  Federal               $ 5,968     $ 5,331   $ 4,878
  Foreign                 3,284       5,844     4,660
  State                   2,418       1,592     1,713
-----------------------------------------------------
                         11,670      12,767    11,251
=====================================================
Deferred (reduction):
  Federal                   818       1,495      (445)
  Foreign                 5,770      (1,189)   (2,522)
  State                  (1,226)       (316)     (875)
-----------------------------------------------------
                          5,362         (10)   (3,842)
=====================================================
Increase (decrease) in
  valuation allowance        --       (1421)     1848
-----------------------------------------------------
                        $17,032     $11,336   $ 9,257
=====================================================

Income before taxes on income consisted of the following:


                                     Year Ended
(in thousands)                 1996             1995             1994
---------------------------------------------------------------------
U.S. operations             $17,186          $20,212          $18,072
Foreign operations           26,241           11,464            7,641
---------------------------------------------------------------------
                            $43,427          $31,676          $25,713
=====================================================================


Deferred income taxes for the years ended December 29, 1996 and December 31, 1995, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The sources of the temporary differences and their effect on the net deferred tax liability at December 29, 1996 and December 31, 1995, are as follows:


(in thousands)          1996             1995
-------------------------------------------------------------
                      ASSETS  LIABILITIES  Assets  Liabilities
Basis difference
  of property
  and equipment      $    --    $23,484  $    --      $19,607
Net operating
  loss carry
  forwards             3,212         --    8,015           --
Other differences
  in bases of
  assets and
  liabilities          7,051         --    4,391           --
-------------------------------------------------------------
                     $10,263    $23,484  $12,406      $19,607
=============================================================


At December 29, 1996, the Company's foreign subsidiaries had approximately $2 million in net operating losses available for an unlimited carryforward period. Additionally, the Company had approximately $57 million in state net operating losses expiring at various times through 2011.

The effective tax rate on income before taxes differs from the United States statutory rate. The following summary reconciles taxes at the United States statutory rate with the effective rates:


                                         Year Ended
                                 1996        1995    1994
----------------------------------------------------------
Taxes on income at U.S.
  statutory rate                 35.0%       35.0%   35.0%
Increase (reduction) in
  taxes resulting from:
State income taxes, net of
  federal benefit                 1.8         2.6     2.2
Amortization of excess of cost
  over net assets acquired
  and related purchase
  accounting adjustments          5.1         6.1     7.6
Foreign and U.S. tax effects
  attributable to foreign
  operations                     (2.1)       (2.4)  (10.0)
Valuation allowance                --        (4.5)    2.2
Other                            (0.6)       (1.0)   (1.0)
----------------------------------------------------------
Taxes on income at
  effective rates                39.2%       35.8%   36.0%
----------------------------------------------------------

                       Interface Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements


Note 13 TAXES ON INCOME(CONTINUED)

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $67.5 million at December 29, 1996. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $3.4 million would be payable upon remittance of all previously unremitted earnings at December 29, 1996.

Note 14 HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL

   INSTRUMENTS

The Company employs the use of derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign currency exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the fluctuations in values of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. The Company monitors the use of derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. The Company has established strict counterparty credit guidelines and only enters into transactions with financial institutions of investment grade or better. As a result, the Company considers the risk of counterparty default to be minimal.

INTEREST RATE MANAGEMENT

Management of the Company has developed and implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company enters into interest rate swap agreements, which maintain the fixed/variable mix within these defined parameters. In these swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR (London Interbank Offered Rate). Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. At December 29, 1996 and December 31, 1995, the Company had utilized interest rate swap agreements to effectively convert approximately $73 million of variable rate debt to fixed rate debt. The weighted average rate on these borrowings was 6.9% at December 29, 1996.

FOREIGN CURRENCY EXCHANGE RATE MANAGEMENT

The purpose of the Company's foreign currency hedging activities is to reduce the risk that the eventual local currency inflows resulting from sales to foreign customers will be adversely affected by changes in exchange rates.

The Company enters into forward exchange and currency swap contracts to hedge certain firm sales commitments denominated in foreign currencies. Net gains and losses are deferred and recognized in income in the same period as the hedged transaction. Net deferred gains/losses from hedging anticipated but not yet firmly committed transactions were not material at December 29, 1996 and December 31, 1995. The contracts served to hedge firmly committed Dutch guilder, German mark, Japanese yen, French franc, British pound sterling, and other foreign currency revenues. The contracts generally have maturity dates of six to nine months. The interest rate and currency swap agreements have maturity dates ranging from nine to twenty-four months.

The estimated fair values of derivatives used to hedge or modify the Company's risks will fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged obligations and transactions and the overall reduction in the Company's exposure to adverse fluctuations in interest and foreign exchange rates.
The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates or currency exchange rates.

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


(in thousands)          1996               1995
-----------------------------------------------------
                  NOTIONAL  FAIR     Notional  Fair
                  AMOUNTS   VALUES   Amounts   Values

Interest Rate
Management
Liabilities
    Swap
    agreement      $73,000 $  (448)   $73,000 $  (426)
Foreign Currency
Management
Liabilities
    Forward
    contracts           --      --      3,427     102
    Swap
    agreement       40,063  (3,864)    65,000  (7,328)
=====================================================


Note 15 Commitments and Contingencies

The Company leases certain marketing locations, distribution facilities, and equipment. At December 29, 1996 aggregate minimum rent commitments under operating leases with initial or remaining terms of one year or more consisted of the following:


Fiscal year            (in thousands)
------------------------------------
1997                         $11,154
1998                           9,831
1999                           7,293
2000                           4,612
2001                           1,597
Thereafter                     1,754
------------------------------------
                             $36,241
====================================


Rental expense amounted to approximately $9.4 million, $9.3 million and $11.8 million for the fiscal years ended 1996, 1995 and 1994, respectively.

In accordance with a Workers' Compensation self-insurance arrangement in the State of Maine, the Company is required by state law to maintain a $4.4 million irrevocable letter of credit.

NOTE 16 EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries have trusteed defined benefit retirement plans ("Plans") which cover substantially all of their employees except those of Guilford, which has a 401(k) retirement investment plan. The benefits are generally based on years of service and the employee's average monthly compensation. Pension expense was $1.3 million, $1.1 million and $0.8 million for the years ended 1996, 1995 and 1994, respectively.

The ranges of assumptions used for the actuarial determinations reflect the different economic environments within the various countries where the Plans exist. In fiscal 1996, the weighted average rate of return on plan assets was 7.7% and the measurement of the projected benefit obligation was based on an assumed weighted average discount rate of 7.8% and long-term rate of compensation increases of 4.3%. In fiscal 1995, the assumed weighted average rate of return on plan assets was 7.7% and the measurement of the projected benefit obligation was based on an assumed weighted average discount rate of 8% and long-term rate of compensation increases of 4.7%.

The Company has 401(k) retirement investment plans ("401(k) Plans"), which are open to all U.S. employees with one or more years of service. Effective October 1, 1996, all existing 401(k) plans of the Company's subsidiaries were merged into a new plan, "The Interface, Inc. Savings and Investment Plan and Trust." The new 401(k) Plans call for Company contributions on a sliding scale based on the level of the employee's contribution. Approximately 68% of eligible employees were enrolled in the 401(k) Plans as of December 29, 1996. The Company's contributions are funded monthly by payment to the 401(k) Plan administrators. Company contributions totalled approximately $1.5 million, $0.6 million and $0.6 million for the years ended 1996, 1995 and 1994, respectively.

                       Interface Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements

Note 16 EMPLOYEE BENEFIT PLANS (CONTINUED)

The table presented below sets forth the funded status of the Company's significant domestic and foreign defined benefit plans and amounts recognized in the consolidated financial statements.



(in thousands)                                        1996      1995
---------------------------------------------------------------------
Plan assets at fair value, primarily equity and
  fixed income securities                           $72,951   $66,392
Actuarial present value of benefit obligations:
  Vested benefits                                    59,558    52,339
  Nonvested benefits                                  1,454     1,124
                                                    -----------------
Accumulated benefit obligation                       61,012    53,463
Effect of projected future salary increases           6,007     4,082
                                                    -----------------
Projected benefit obligation                         67,019    57,545
                                                    -----------------
Plan assets in excess of projected
  benefit obligation                                  5,932     8,847
Unrecognized net gain from past experience
  different from that assumed                        (7,165)   (8,645)
Unrecognized prior service cost                         327       362
Unrecognized net liability existing at the date of
  initial application of SFAS 87                      1,503     1,733
                                                    -----------------
Prepaid pension cost                                $   597   $ 2,297
                                                    -----------------
Net pension cost included the following
  components:
  Service cost - benefits earned during
     the period                                     $ 1,928   $ 1,780
  Interest cost on projected benefit obligation       4,893     4,315
  Actual return on plan assets                       (6,124)   (9,568)
  Net amortization and deferral                         642     4,611
                                                    -----------------
Net pension cost                                    $ 1,339   $ 1,138
=====================================================================

Note 17 BUSINESS AND FOREIGN OPERATIONS

The Company operates predominantly in one industry segment. The Company and its subsidiaries are engaged predominantly in the manufacture and sale of commercial and institutional interior finishings. The Company's principal markets are in the United States, Europe, Asia Pacific and Canada, with the U.S. and Europe being the largest based on revenues. Financial information by geographic area for the years ended 1996, 1995 and 1994 is as follows:



   (in thousands)                                1996      1995      1994
----------------------------------------------------------------------------
   Sales to Unaffiliated Customers
     United States                          $  656,044   $440,715   $394,605
     Americas, excluding the United States      22,030     23,165     22,325
     Europe                                    257,243    267,116    246,376
     Asia-Pacific                               66,759     71,070     61,977
                                            --------------------------------
   Total                                    $1,002,076   $802,066   $725,283
                                            --------------------------------
   Operating Income
     United States                          $   51,251   $ 40,608   $ 34,111
     Americas, excluding the United States       1,519      1,170        522
     Europe                                     30,815     26,046     20,707
     Asia-Pacific                                2,286        134        185
     Corporate expenses                         (7,182)    (6,415)    (4,715)
                                            --------------------------------
   Total                                    $   78,689   $ 61,543   $ 50,810
                                            --------------------------------
   Identifiable Assets
     United States                          $  523,635   $366,128   $332,653
     Americas, excluding the United States      11,985      8,313      7,951
     Europe                                    273,094    290,486    304,894
     Asia-Pacific                               53,832     49,424     37,910
                                            --------------------------------
   Total                                    $  862,546   $714,351   $683,408
============================================================================

                       Interface Inc. and Subsidiaries
                 Notes to Consolidated Financial Statements


Note 18 QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's Class A Common Stock. The prices represent the reported high and low closing sale prices.




                                                First     Second       Third       Fourth
(in thousands, except share amounts)          Quarter    Quarter     Quarter      Quarter
-------------------------------------------------------------------------------------------
YEAR ENDED 1996
  Net sales                                 $205,017    $237,488    $275,041     $284,530
  Gross profit                                62,913      74,664      87,460       92,584
  Net income                                   3,708       6,025       7,581        9,081
  Net income applicable to common
    shareholders                               3,271       5,596       7,148        8,702
  Primary earnings per common share             0.18        0.29        0.35         0.41
Share prices:
  High                                            17 3/8      15 1/2      17 1/8       20 1/2
  Low                                             12          11 5/8      13 7/16      16 1/8
Dividends per common share                      0.06        0.06        0.06        0.065
-------------------------------------------------------------------------------------------

Year Ended 1995
  Net sales                                 $191,327    $202,818    $203,269     $204,652
  Gross profit                                58,355      62,728      63,695       65,645
  Income before extraordinary item             4,016       5,075       5,327        5,922
  Net income                                   4,016       5,075       5,327        2,410
  Net income applicable to common
    shareholders                               3,579       4,638       4,889        1,972
  Primary earnings per common share before
    extraordinary item                          0.20        0.25        0.27         0.30
  Primary earnings per common share             0.20        0.25        0.27         0.11
Share prices:
  High                                            15 1/8      15 1/8      18           17 3/8
  Low                                             11 5/8      11 7/8      12 1/4       15
Dividends per common share                      0.06        0.06        0.06         0.06
-------------------------------------------------------------------------------------------

Note 19 SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING
Financial Statements

                                                                             Interface, Inc.  Consolidation
                                                      Guarantor Non-Guarantor    (Parent    and Elimination Consolidated
(in thousands)                                     Subsidiaries  Subsidiaries  Corporation)      Entries          Totals
------------------------------------------------------------------------------------------------------------------------
YEAR ENDED 1996
Net sales                                              $738,812   399,499            -         (136,235)      $1,002,076
Cost of sales                                           524,584   296,105            -         (136,235)         684,454
                                                       -----------------------------------------------------------------
     Gross profit on sales                              214,228   103,394            -                -          317,622
Selling, general and administrative expenses            152,484    69,227       17,221                -          238,932
                                                       -----------------------------------------------------------------
     Operating income                                    61,744    34,167      (17,221)               -           78,690
Other expense (income)
  Interest expense                                        8,679     5,263       18,830                -           32,272
  Other                                                  10,380     4,002      (11,891)               -            2,491
                                                       -----------------------------------------------------------------
  Total other expenses                                   19,059     9,265        6,939                -           35,263
                                                       -----------------------------------------------------------------
     Income before taxes on income and
     equity in income of subsidiaries                    42,685    24,902      (24,160)               -           43,427
Taxes on income                                          13,029     8,842       (4,839)               -           17,032
Equity in income of subsidiaries                              -         -       45,716          (45,716)               -
                                                       -----------------------------------------------------------------
  Income before extraordinary items                      29,656    16,060       26,395          (45,716)          26,395
  Extraordinary loss (net of tax)                             -         -            -                -                -
     Net income                                          29,656    16,060       26,395          (45,716)          26,395
Preferred stock dividends                                     -         -        1,678                -            1,678
                                                       -----------------------------------------------------------------
Net income applicable to common
shareholders                                           $ 29,656  $ 16,060     $ 24,717         $(45,716)      $   24,717
------------------------------------------------------------------------------------------------------------------------


                       Interface Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements

                                                                                 Interface, Inc.  Consolidation
                                                       Guarantor  Non-Guarantor  (Parent        and Elimination Consolidated
(in thousands)                                      Subsidiaries   Subsidiaries  Corporation)        Entries         Totals
----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED 1995
Net sales                                              $499,398     $411,462      $    246        $(109,040)        $802,066
Cost of sales                                           351,209      308,994           193         (108,753)         551,643
                                                       ---------------------------------------------------------------------
     Gross profit on sales                              148,189      102,468            53             (287)         250,423
Selling, general and administrative expenses             98,372       77,242        13,266                -          188,880
                                                       ---------------------------------------------------------------------
  Operating income                                       49,817       25,226       (13,213)            (287)          61,543
                                                       ---------------------------------------------------------------------
Other expense (income)
  Interest expense                                        6,609        8,766        11,378                -           26,753
  Other                                                  17,715       (7,817)        6,784)               -            3,114
                                                       ---------------------------------------------------------------------
     Total other expenses                                24,324          949         4,594                -           29,867
                                                       ---------------------------------------------------------------------
     Income before taxes on income and
       equity in income of subsidiaries                  25,493       24,277       (17,807)            (287)          31,676
Taxes on income                                          13,957        4,343        (6,964)               -           11,336
Equity in income of subsidiaries                              -            -        31,470          (31,470)               -
                                                       ---------------------------------------------------------------------
  Income before extraordinary items                      11,536       19,934        20,627          (31,757)          20,340
  Extraordinary loss (net of tax)                             -            -         3,512                -            3,512
                                                       ---------------------------------------------------------------------
     Net income                                          11,536       19,934        17,115          (31,757)          16,828
Preferred stock dividends                                     -            -         1,750                -            1,750
                                                       ---------------------------------------------------------------------
Net income applicable to common
  shareholders                                         $ 11,536     $ 19,934      $ 15,365        $ (31,757)         $15,078
============================================================================================================================


                                                                                     Interface, Inc.   Consolidation
                                                  Guarantor            Non-Guarantor  (Parent        and Elimination   Consolidated
(in thousands)                                 Subsidiaries           Subsidiaries   Corporation)         Entries         Totals
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED 1994
Net sales                                         $434,580               $389,823    $      -            $(99,120)       $725,283
Cost of sales                                      310,493                292,394           -             (98,789)        504,098
                                                  ----------------------------------------------------------------------------------
     Gross profit on sales                         124,087                 97,429           -                (331)        221,185
Selling, general and administrative expenses        93,303                 76,965         107                  -          170,375
                                                  ----------------------------------------------------------------------------------
     Operating income                               30,784                 20,464        (107)               (331)         50,810
                                                  ----------------------------------------------------------------------------------
Other expense (income)
  Interest expense                                   7,673                  9,287       7,134                   -          24,094
  Other                                              2,468                  3,205      (4,670)                  -           1,003
                                                  ----------------------------------------------------------------------------------
  Total other expenses                              10,141                 12,492       2,464                   -          25,097
                                                  ----------------------------------------------------------------------------------
     Income before taxes on income and
       equity in income of subsidiaries             20,643                  7,972      (2,571)               (331)         25,713
Taxes on income                                      7,355                  3,986      (2,084)                  -           9,257
Equity in income of subsidiaries                         -                      -      17,274             (17,274)              -
                                                  ----------------------------------------------------------------------------------
     Net income                                     13,288                  3,986      16,787             (17,605)         16,456
Preferred stock dividends                                -                      -       1,750                   -           1,750
                                                  ----------------------------------------------------------------------------------
Net income applicable to common
  shareholders                                    $ 13,288               $  3,986     $15,037            $(17,605)       $ 14,706
====================================================================================================================================


                       Interface Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements

                                                                      Interface, Inc.    Consolidation
                                            Guarantor   Non-Guarantor    (Parent        and Elimination    Consolidated
(in thousands)                           Subsidiaries   Subsidiaries   Corporation)         Entries              Totals
-----------------------------------------------------------------------------------------------------------------------
YEAR ENDED 1996
ASSETS
Current
  Cash and cash equivalents                  $  3,481      $  4,791      $    490       $         -   $           8,762
  Accounts receivable                         124,118        61,479       (17,780)                -             167,817
  Inventories                                 100,305        45,777           596                 -             146,678
  Miscellaneous                                 6,414        12,231        11,398                 -              30,043
                                             --------------------------------------------------------------------------
     Total current assets                     234,318       124,278        (5,296)                -             353,300
Property and equipment, less accumulated
  depreciation                                143,599        60,924         4,268                 -             208,791
Investments in subsidiaries                   108,977        17,768       381,670          (508,415)                  -
Miscellaneous                                 142,228        44,637       374,105          (509,585)             51,385
Excess of cost over net assets acquired       171,526        74,512         3,032                 -             249,070
                                             --------------------------------------------------------------------------
                                             $800,648      $322,119      $757,779       $(1,018,000)           $862,546

=======================================================================================================================

LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current
Notes payable                                $ 11,685         3,233             -                 -   $          14,918
Accounts payable                               47,814        26,160           986                 -              74,960
Accrued expenses                               48,176        27,581        (2,272)                -              73,485
Current maturities of long-term debt            2,244            22             -                 -               2,266
                                             --------------------------------------------------------------------------
Total current liabilities                     109,919        56,996        (1,286)                -             165,629
Long-term debt, less current maturities       235,909        42,756       299,156          (322,256)            255,565
Senior subordinated notes                           -             -       125,000                 -             125,000
Deferred income taxes                          12,936         1,009         9,539                 -              23,484
                                             --------------------------------------------------------------------------
Total liabilities                             358,764       100,761       432,409          (322,256)            569,678
Redeemable preferred stock                     57,891             -        19,750           (57,891)             19,750
Common stock                                   81,704       102,199         2,535          (183,902)              2,536
Additional paid-in capital                    179,073        11,030       124,566          (190,102)            124,557
Retained earnings                             127,477       103,678       182,897          (247,224)            166,828
Foreign currency translation adjustment        (4,261)        4,451        (4,368)            1,121              (3,057)
Treasury stock                                      -             -             -           (17,746)            (17,746)
                                             --------------------------------------------------------------------------
                                             $800,648       322,119       757,779        (1,018,000)            862,546
=======================================================================================================================




                                                                                Interface, Inc.   Consolidation
                                                Guarantor    Non-Guarantor             (Parent  and Elimination  Consolidated
(in thousands)                               Subsidiaries     Subsidiaries         Corporation)         Entries        Totals
-----------------------------------------------------------------------------------------------------------------------------
1995
ASSETS
Current
  Cash and cash equivalents
  Escrowed and restricted funds                 $  2,984        $  5,138            $    628         $       -       $  8,750
  Accounts receivable                             69,897          63,361             (21,872)                -        111,386
  Inventories                                     82,381          52,123                   -                 -        134,504
  Miscellaneous                                    2,281          11,359               6,106                 -         19,746
                                                -----------------------------------------------------------------------------
     Total current assets                        157,543         131,981             (15,138)                -        274,386
Property and equipment, less accumulated
     depreciation                                128,859          53,136               1,304                 -        183,299
Investments in subsidiaries                      112,820          17,746             300,688          (431,254)             -
Miscellaneous                                     59,374          22,631             304,249          (348,413)        37,841
Excess of cost over net assets acquired          137,602          81,223                   -                 -        218,825
                                                -----------------------------------------------------------------------------
                                                $596,198        $306,717            $591,103         $(779,667)      $714,351
=============================================================================================================================

LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current
  Notes payable                                 $    745        $  7,801            $      -         $       -       $  8,546
  Accounts payable                                30,439          23,923                 739                 -         55,101
  Accrued expenses                                22,018          21,742               6,388                 -         50,148
  Current maturities of long-term debt             1,550              10                   -                 -          1,560
                                                -----------------------------------------------------------------------------
    Total current liabilities                     54,752          53,476               7,127                 -        115,355
Long-term debt, less current maturities          146,231          47,081             171,000          (165,290)       199,022
Convertible subordinated debentures                    -               -             125,000                 -        125,000
Deferred income taxes                             12,237             550               5,273                 -         18,060
                                                -----------------------------------------------------------------------------
    Total liabilities                            213,220         101,107             308,400          (165,290)       457,437
Redeemable preferred stock                        57,891               -              25,000           (57,891)        25,000
Common stock                                      62,054          92,634               2,203          (154,688)         2,203
Additional paid-in capital                       165,022          11,030              96,963          (176,152)        96,863
Retained earnings                                 97,821          87,617             161,430          (199,829)       147,039
Foreign currency translation adjustment              190          14,329              (2,893)           (8,071)         3,555
Treasury stock                                         -               -                   -           (17,746)       (17,746)
                                                -----------------------------------------------------------------------------
                                                $596,198        $306,717             591,103          (779,667)   $   714,351
=============================================================================================================================


                       Interface Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements

                                                                              Interface, Inc.  Consolidation
                                                     Guarantor  Non-Guarantor  (Parent and      Elimination  Consolidated
(in thousands)                                    Subsidiaries   Subsidiaries  Corporation)       Entries          Totals
-------------------------------------------------------------------------------------------------------------------------
YEAR ENDED 1996
Cash flows from operating activities                 $ 29,718       $ 61,218     $(35,913)       $    -          $ 55,023
                                                     --------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of plant and equipment                     (21,671)       (11,459)      (3,306)            -           (36,436)
  Acquisitions, net of cash acquired                        -              -      (58,447)            -           (58,447)
  Other                                                     -         (3,518)           -             -            (3,518)
                                                     --------------------------------------------------------------------
Net cash provided by (used in) investing
  activities                                          (21,671)       (11,459)     (65,271)            -           (98,401)
                                                     --------------------------------------------------------------------
Cash flows from financing activities:
  Net borrowings (repayments)                          (7,550)       (50,236)     104,738             -            46,952
  Proceeds from issuance of common stock                    -              -        2,916             -             2,916
  Cash dividends paid                                       -              -       (6,608)            -            (6,608)
  Other                                                     -              -            -             -                 -
                                                     --------------------------------------------------------------------
Net cash provided by (used in) financing
  activities                                           (7,550)       (50,236)     101,046             -            43,260
                                                     --------------------------------------------------------------------
Effect of exchange rate changes on cash                     -            130            -             -               130
                                                     --------------------------------------------------------------------
Net increase (decrease) in cash                           497           (347)        (138)            -                12
Cash at beginning of year                               2,984          5,138          628             -             8,750
                                                     --------------------------------------------------------------------
Cash at end of year                                  $  3,481       $  4,791     $    490        $    -          $  8,762
=========================================================================================================================
                                                                             Interface, Inc.  Consolidation
                                                       Guarantor Non-Guarantor     (Parent  and Elimination Consolidated
(in thousands)                                      Subsidiaries  Subsidiaries  Corporation)     Entries          Totals
------------------------------------------------------------------------------------------------------------------------
YEAR ENDED 1995
Cash flows from operating activities                 $ 15,522       $ 64,428     $ (3,402)       $    -         $ 76,548
                                                     -------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of plant and equipment                     (30,880)         9,886)      (1,357)            -          (42,123)
  Acquisitions, net of cash acquired                  (27,554)             -            -             -          (27,554)
  Other                                                (6,474)       (15,219)      19,211             -           (2,482)
                                                     -------------------------------------------------------------------
Net cash provided by (used in) investing
  activities                                          (64,908)       (25,105)      17,854             -          (72,159)
                                                     -------------------------------------------------------------------
Cash flows from financing activities:
  Net borrowings (repayments)                          34,092         31,926      (60,864)            -            5,154
  Proceeds from issuance of common stock                    -              -          984             -              984
  Cash dividends paid                                       -              -       (6,132)            -           (6,132)
  Other                                                17,862        (70,049)      52,187             -                -
                                                     -------------------------------------------------------------------
Net cash provided by (used in) financing
  activities                                           51,954        (38,123)     (13,825)            -                6
                                                     -------------------------------------------------------------------
Effect of exchange rate changes on cash                     -            (34)           -             -              (34)
                                                     -------------------------------------------------------------------
Net increase (decrease) in cash                         2,568          1,166          627             -            4,361
Cash at beginning of year                                 416          3,972            1             -            4,389
                                                     -------------------------------------------------------------------
Cash at end of year                                  $  2,984       $  5,138     $    628        $    -         $  8,750
=========================================================================================================================


                                                                                 Interface, Inc. Consolidation
                                                       Guarantor  Non-Guarantor    (Parent     and Elimination  Consolidated
(in thousands)                                      Subsidiaries   Subsidiaries  Corporation)      Entries         Totals
----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED 1994
Cash flows from operating activities                   $ 16,314       $  7,372   $   9,709      $     -          $ 33,395
Cash flows from investing activities:
  Purchase of plant and equipment                       (15,689)        (5,626)          -            -           (21,315)
  Acquisitions, net of cash acquired                          -              -      (1,409)           -            (1,409)
  Other                                                  19,028        (28,605)      6,230         (331)           (3,678)
                                                       ------------------------------------------------------------------
Net cash provided by (used in) investing
  activities                                              3,339        (34,231)      4,821         (331)          (26,402)
                                                       ------------------------------------------------------------------
Cash flows from financing activities:
  Net borrowings (repayments)                           (67,714)       105,524     (38,032)           -              (222)
  Proceeds from issuance of common stock                      -              -         678            -               678
  Cash dividends paid                                         -              -      (6,073)           -            (6,073)
  Other                                                  48,693        (79,827)     28,777          331            (2,026)
                                                       ------------------------------------------------------------------
Net cash provided by (used in) financing
  activities                                            (19,021)        25,697     (14,650)         331            (7,643)
                                                       ------------------------------------------------------------------
Effect of exchange rate changes on cash                       -            365           -            -               365
                                                       ------------------------------------------------------------------
Net increase (decrease) in cash                             632           (797)       (120)           -              (285)
Cash at beginning of year                                  (216)         4,769         121            -             4,674
                                                       ------------------------------------------------------------------
Cash at end of year                                    $    416       $  3,972    $      1      $     -   $         4,389
----------------------------------------------------------------------------------------------------------------------------


The condensed consolidated financial statements of the Company (a holding company) and the Guarantors should be read in conjunction with the consolidated financial statements of the Company. Separate financial statements of the Guarantors are not presented because the Guarantors are jointly, severally and unconditionally liable under the guarantees, and the Company believes the condensed consolidating financial statements presented are more meaningful in understanding the financial position of the Guarantors (See Note 9).

There are no significant restrictions on the ability of the Guarantors to make distributions to Interface, Inc.

                       Interface Inc. and Subsidiaries
                  Management Statement and Auditors' Report

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Interface, Inc. is responsible for the accuracy and consistency of of all the information contained in the annual report, including the accompanying consolidated financial statements. The statements have been prepared to conform with the generally accepted accounting principles appropriate to the circumstances of the Company. The statements include amounts based on estimates and judgments as required.

Interface, Inc. maintains internal accounting controls designed to provide reasonable assurance that the financial records are accurate, that the assets of the Company are safeguarded, and that the financial statements present fairly the consolidated financial position, results of operations, and cash flows of the Company.

The Audit Committee of the Board of Directors reviews the scope of the audits and findings of the independent certified public accountants. The auditors meet regularly with the Audit Committee to discuss audit and financial issues, with and without management present.

BDO Seidman, LLP, the Company's independent certified public accountants, have audited the financial statements prepared by management. Their opinion on the financial statements is presented as follows.



Ray C. Anderson
Chairman of the Board and Chief Executive
Officer


Daniel T. Hendrix
Senior Vice President, Chief Financial Officer and Treasurer

Atlanta, Georgia




REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of Interface, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Interface, Inc. and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 29, 1996. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interface, Inc. and subsidiaries as of December 29, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.



Atlanta, Georgia
February 20, 1997

[BDO LOGO]

Interface Inc. and Subsidiaries
Selected Financial Information

(In thousands,except share data)           1996      1995      1994      1993      1992      1991      1990      1989      1988
-------------------------------------------------------------------------------------------------------------------------------
Annual Operating Data
Net sales                            $1,002,076  $802,066  $725,283  $625,067  $594,078  $581,786  $623,467  $581,756  $396,651
Cost of sales                           684,455   551,643   504,098   427,321   404,130   393,733   410,652   382,455   263,508
Selling, general, and
  administrative expenses               238,932   188,880   170,375   151,576   149,509   150,100   153,317   135,468    87,445
Operating income                         78,689    61,543    50,810    46,170    40,439    37,953    59,498    63,833    45,698
Income before taxes on income
  and extraordinary items                43,427    31,676    25,713    21,304    18,561    14,330    37,680    40,631    34,111
Taxes on income                          17,032    11,336     9,257     7,455     6,311     5,409    14,078    16,084    13,926
Income before extraordinary items        26,395    20,340    16,456    13,849    12,250     8,921    23,602    24,547    20,185
Net income                               26,395    16,828    16,456    13,849    12,250     8,921    23,602    24,547    20,185
Earnings per common share
  before extraordinary items
  Primary                                  1.23      1.02       .82       .75       .71       .52      1.37      1.43      1.18
  Fully diluted                               *         *         *         *         *         *      1.24      1.27      1.15
Earnings per common share
  Primary                                  1.23       .83       .82       .75       .71       .52      1.37      1.43      1.18
  Fully diluted                               *         *         *         *         *         *      1.24      1.27      1.15
Dividends
  Cash dividends paid (A)                 6,606     6,132     6,073     5,063     4,142     4,136     4,133     3,600     2,649
  Cash dividends per
   common share                            .245       .24       .24       .24       .24       .24       .24       .21       .16
Property additions (B)                   40,387    48,929    24,376    28,829    14,476    15,375    23,705    25,333    49,261
Depreciation and amortization            35,305    28,944    28,180    24,512    22,257    19,723    21,570    17,243    11,621
Weighted Average Shares Outstanding
  Primary                                20,060    18,255    18,013    17,302    17,253    17,230    17,214    17,146    17,109
  Fully diluted                          21,989    19,946    25,848    24,352    23,398    23,375    23,359    23,291    18,726
At Year End
  Working capital                       189,584   159,031   174,620   140,575   138,834   150,541   156,638   131,953   127,328
  Current ratio                             2.2       2.4       2.5       2.1       2.5       2.3       2.4       2.2       2.3
  Net property and equipment            208,791   183,299   152,874   145,125   137,605   139,406   141,125   126,917   119,006
  Total assets                          862,546   714,351   683,408   642,319   534,120   569,438   582,371   525,814   493,371
  Total long-term debt                  382,272   325,582   314,441   291,637   235,488   240,137   254,578   244,158   249,136
  Redeemable preferred stock             19,750    25,000    25,000    25,000        --        --        --        --        --
  Common shareholders' equity           273,118   231,914   214,090   181,884   186,349   198,977   198,409   157,001   135,985
  Book value per common share             12.56     12.58     11.89     10.42     10.79     11.55     11.52      9.14      7.94
===============================================================================================================================


(In thousands,except share data)        1987
----------------------------------------------
Annual Operating Data
Net sales                             $267,008
Cost of sales                          176,813
Selling, general, and
  administrative expenses               56,884
Operating income                        33,311
Income before taxes on income
  and extraordinary items               25,722
Taxes on income                         11,742
Income before extraordinary items       13,700
Net income                              13,700
Earnings per common share
  before extraordinary items
  Primary                                  .87
  Fully diluted                            N/A
Earnings per common share
  Primary                                  .87
  Fully diluted                            N/A
Dividends
  Cash dividends paid (A)                2,081
  Cash dividends per
   common share                            .13
Property additions (B)                  14,152
Depreciation and amortization            8,270
Weighted Average Shares Outstanding
  Primary                               15,740
  Fully diluted                            N/A
At Year End
  Working capital                       55,586
  Current ratio                            2.2
  Net property and equipment            72,818
  Total assets                         233,165
  Total long-term debt                  62,949
  Redeemable preferred stock                --
  Common shareholders' equity          115,990
  Book value per common share             6.80
==============================================



*   For fiscal years 1996, 1995, 1994, 1993, 1992 and 1991, fully diluted earnings per common share were antidilutive or the differences from primary earnings per share were insignificant.
(A) Includes preferred stock dividends of $1,678,000 in 1996, $1,750,000 in 1995 and 1994 and $913,000 in 1993.
(B) Includes property and equipment obtained in acquisitions of businesses.