Form 10-K, Exhibit 13
period 1997-12-28
INTERFACE INC
filed 1998-03-27
CIK 715787

Exhibit 13
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     For 1997, the Company had net sales and net income of $1.1 billion and $37.5 million, respectively, the highest in the Company's history. Net sales were made up of sales of floorcovering products (primarily modular and broadloom carpets) and related services ($898.2 million) interior fabrics sales ($184.7 million) and chemical and specialty product sales ($52.4 million), accounting for 79%, 16% and 5% of total net sales, respectively. The Company achieved a compound annual growth rate in its net sales and net income of 16% and 28%, respectively, over the five-year period from 1993 to 1997.

     The Company's business, as well as the commercial interiors market in general, is somewhat cyclical in nature. The Company's strong financial performance in recent years is attributable in part to increased U.S. demand for its products, resulting from a recovery in the U.S. commercial office market which began in the mid 1990's. The Company believes that this recovery will continue for a number of years, and that all of its domestic operations will continue to benefit from these industry developments. However, a downturn in the new construction sector of the market could lessen the overall demand for commercial interiors products and could impair the Company's growth. Management believes that the impact upon the Company of such a downturn would be less pronounced given that the predominant portion of its sales are generated from the renovation sector of the market as opposed to the new construction sector.

     The Company's growth could also be impacted by international developments. Specifically, certain countries in the Asia-Pacific region have recently experienced weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect demand for the Company's products. Excluding Japan and Australia, sales in the Asia-Pacific region represented approximately 2% of the Company's 1997 net sales. The Company engages in hedging transactions to reduce its exposure to adverse fluctuations in foreign currency exchange rates.

RESULTS OF OPERATIONS

     Net sales of $1.1 billion and net income of $37.5 million during 1997 were the highest levels in the Company's history. The following table shows, as a percentage of net sales, certain items included in the Company's consolidated statements of income.

                                                              1995     1996     1997
                                                              -----    -----    -----
Net sales...................................................  100.0%   100.0%   100.0%
  Cost of sales.............................................   68.8     68.3     66.6
                                                              -----    -----    -----
  Gross profit on sales.....................................   31.2     31.7     33.4
Selling general and administrative expense..................   23.6     23.8     24.8
                                                              -----    -----    -----
Operating income............................................    7.6      7.9      8.6
Other expense, net..........................................    3.7      3.5      3.2
  Income before taxes and extraordinary item................    3.9      4.4      5.4
Taxes on income.............................................    1.4      1.8      2.1
                                                              -----    -----    -----
  Income before extraordinary item..........................    2.5      2.6      3.3
Extraordinary loss (net of tax).............................    0.4      0.0      0.0
                                                              -----    -----    -----
Net income..................................................    2.1      2.6      3.3
Preferred dividends.........................................    0.2      0.1      0.0
                                                              -----    -----    -----
Net Income applicable to common shareholders................    1.9%     2.5%     3.3%
                                                              =====    =====    =====

                                         1

  FISCAL 1997 COMPARED WITH FISCAL 1996

     The Company's net sales increased $133 million (13.3%) compared with 1996. The increase was attributable primarily to increased sales volume (i) of products and related services in the Company's U.S. floorcovering operations, due to increased demand for and increased market share of its modular carpet products, as well as additional sales generated by the Re:Source Americas network, (ii) of floorcovering products (in local currency) in Continental Europe and Asia-Pacific and (iii) in the Company's interior fabrics operations due to increased U.S. demand for and increased market share of its fabric products, as well as the acquisition of Camborne Holdings, Ltd. during the year. These increases were offset somewhat by a weakening of certain key currencies (particularly the Dutch guilder, British pound sterling and Japanese yen) against the U.S. dollar, the Company's reporting currency.

     Cost of sales as a percentage of net sales decreased to 66.6% in 1997 compared to 68.3% in 1996. Decreased manufacturing costs through the Company's mass customization production strategy and its war-on-waste initiative, as well as a shift to higher margin products, were the primary factors fueling the increased manufacturing efficiencies in the Company's floorcovering operations. The Company's interior fabrics operations also experienced decreased manufacturing costs as a result of continued efficiencies generated from the new, state-of-the-art yarn manufacturing facility in Guilford, Maine. Additionally, the Company continued to experience improved pricing in its floorcovering operations. These benefits were somewhat offset by the higher cost of sales of the dealers comprising the Re:Source Americas network.

     Selling, general and administrative expenses as a percentage of net sales increased to 24.8% in 1997 compared to 23.8% in 1996. The increase was attributable primarily to (i) the continued development of the Re:Source Americas network infrastructure, (ii) consulting and development expenses associated with the Year 2000 compliance initiative, and (iii) increased marketing and sampling expenses in the Company's floorcovering operations associated with the introduction of new products as the Company continues to implement a mass customization strategy in both its domestic and international operations. The increase was somewhat offset by the lower selling, general and administrative ratios of the dealers comprising the Re:Source Americas network.

     Other expense increased $1.3 million in 1997, due primarily to an increase in the Company's interest expense associated with an increase in bank debt incurred as a result of the Company's acquisitions.

     The effective tax rate was 38.8% for 1997, compared to 39.2% in 1996. The decrease in the effective rate was primarily due to the effect of an increase in income before tax in proportion to the amortization expense of the Company's goodwill, which is not deductible for tax purposes.

     As a result of the aforementioned factors, the Company's net income increased 42.1% to $37.5 million for fiscal 1997, compared to $26.4 million for fiscal 1996.

  FISCAL 1996 COMPARED WITH FISCAL 1995

     The Company's net sales increased $200 million (24.9%) compared with 1995. The increase was attributable primarily to increased sales volume in (i) the Company's floorcovering operations in the United States associated in part with the acquisitions of the commercial floorcovering dealers in the Company's Re:Source Americas network, (ii) the Company's floorcovering operations in Continental Europe and Australia, (iii) the Company's interior fabrics operations associated with the acquisitions of Toltec and Intek in June and December 1995, respectively, and (iv) the Company's specialty products division associated with the C-Tec (now Interface Architectural Resources) acquisition in

February, 1996. These increases were offset somewhat by a weakening of certain key currencies (particularly the British pound sterling, Dutch guilder and Japanese yen) against the U.S. dollar, the Company's reporting currency.

     Cost of sales decreased as a percentage of net sales to 68.3% in 1996 compared with 68.8% in 1995. The Company recognized a decrease in manufacturing costs in its floorcovering operations as a result of further benefits obtained from the Company's mass customization and war-on-waste strategies, which have continued to provide manufacturing efficiencies and help facilitate a shift to higher margin products. In addition, the Company achieved improved pricing in its floorcovering operations. These benefits were somewhat offset by the acquisitions of Toltec, Intek, C-Tec, and the commercial floorcovering dealers comprising the Company's new distribution network, which historically had higher cost of sales ratios than the Company.

     Selling, general and administrative expenses as a percentage of net sales increased to 23.8% in 1996 compared with 23.5% in 1995. The increase was due primarily to (i) administrative expenses associated with building an infrastructure to manage the Re:Source Americas network, (ii) increased marketing and sampling expenses in the Company's floorcovering operations associated with the introduction of new products as the Company moved to implement the mass customization production strategy in its European and Asia-Pacific operations, and continued to implement such strategy in its U.S. operations, and (iii) the acquisitions of Toltec and Intek, which historically had higher selling, general and administrative ratios than the Company. The increase was somewhat offset by the acquisitions of the commercial floorcovering dealers comprising the Company's new distribution and services network, which historically had lower selling, general and administrative ratios than the Company.

     Other expense increased $5.4 million in fiscal 1996, due primarily to an increase in the Company's interest expense associated with (i) an increase in bank debt incurred as a result of the Company's acquisitions, and (ii) higher interest rates associated with the Company's redemption of its 8% Convertible Subordinated Debentures in December 1995 and the issuance of $125 million in aggregate principal amount of 9.5% Senior Subordinated Notes in November 1995.

     The effective tax rate was 39.2% for fiscal 1996, compared to 35.8% in fiscal 1995. The increase in the effective income tax rate was due primarily to the elimination of valuation allowances associated with the Company's Dutch and Australian operations in 1995, which did not occur in 1996. This increase was offset somewhat by the effect of the increase in the Company's income before taxes in proportion to the amortization of the Company's goodwill, which is not deductible for tax purposes.

     As a result of the aforementioned factors, the Company's net income before extraordinary items increased 29.8% to $26.4 million for fiscal 1996, compared to $20.3 million for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of cash over the last three fiscal years have been funds provided by operating activities and proceeds from additional long-term debt. In 1997, operating activities generated $74.7 million of cash compared with $56.5 million and $76.0 million in 1996 and 1995, respectively. The increase in 1997 operating cash flows compared with 1996 was caused primarily by increased levels of net income, accounts payables and accruals.

     The primary uses of cash during the three fiscal years ended December 28, 1997 have been (i) additions to property and equipment at the Company's manufacturing facilities, (ii) acquisitions of businesses, and (iii) cash dividends. For the three years ended December 28, 1997, the aggregate additions to property and equipment required cash outlays of $117.2 million, while acquisitions of businesses required $92.4 million, and dividends required $19.2 million. Management believes the capital investments will result in an expanded market presence and improved efficiency in the Company's production and distribution.

     In 1997, the Company issued 548,645 shares of Class A Common Stock or Class B Common Stock in addition to cash as consideration for acquisitions. Also, in January 1997, the Company issued 1,357,407 shares of Class A Common Stock in conjunction with the conversion of $19.8 million (face value) of its Series A Cumulative Convertible Preferred Stock.

     The Company is concurrently offering to the public $150 million aggregate principal amount of Notes and 1.5 million shares of Class A Common Stock. The Company intends to use the net proceeds of both offerings to reduce amounts outstanding under its $370 million Credit Facility, and for general corporate purposes, including working capital and future acquisitions. Amounts applied to the revolving credit portion of the Credit Facility will be available for reborrowing.

     At the end of fiscal 1997, the Company estimated capital expenditure requirements of approximately $40 million, excluding Year 2000 requirements, and had purchase commitments of approximately $13 million for 1998. The Company also intends to continue to selectively acquire companies and related product lines that complement its existing product lines and further its ability to offer total interior solutions to its customers. Management believes that cash provided by operations and long-term loan commitments, including the Credit Facility, will provide adequate funds for current commitments and other requirements in the foreseeable future.

YEAR 2000

     As is the case with other companies using computers in their operations, the Company is faced with the task of addressing the Year 2000 issue during the next two years. The Year 2000 issue arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. The Company has done a comprehensive review of its computer programs to identify the systems that would be affected by the Year 2000 issue, and is in the process of reviewing the Company's Year 2000 exposure to third party customers, distributors, suppliers, and banking institutions. The Company has also hired an outside consulting firm to assist in this conversion process and is beginning the process of modifying its computer program code to the four digit fields necessary to be Year 2000 compliant.

     The Company currently estimates the total cost of such modifications, excluding the cost of modifications to program logic control systems relative to manufacturing equipment, to be at least $17 million, although it could be significantly more. The Company and its outside consultants are currently evaluating the costs of modifications to these program logic control systems. Of the total project cost, approximately $10 million is attributable to the cost of new hardware and software which will be required in connection with the global consolidation of the Company's management and financial accounting systems. This new equipment and upgraded technology will have a definable value lasting beyond the Year 2000. In these instances, where Year 2000 compliance is ancillary, the Company may capitalize and depreciate such costs. The remaining $7 million will be expensed as incurred over the next two years. During the year ended December 28, 1997, the Company expensed approximately $0.6 million in regards to such modifications.

     There can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability of other companies on which the Company's systems rely to modify or convert their systems to be Year 2000 compliant, the ability to locate and correct all relevant computer codes and similar uncertainties.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company employs the use of derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign currency exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the fluctuations in value of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. The Company monitors the use of derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. The Company has established strict counterparty credit guidelines and only enters into transactions with financial institutions of investment grade or better. As a result, the Company considers the risk of counterparty default to be minimal.

     Management of the Company has developed and implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company enters into interest rate swap agreements, which maintain the fixed/variable mix within these defined parameters. In these swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR. At December 28, 1997, the Company had utilized interest rate swap agreements to effectively convert approximately $64.5 million of variable rate debt to fixed rate debt. The weighted average rate on these borrowings was 6.6% at December 28, 1997. The interest rate swap agreements have maturity dates ranging from five to twenty-four months.

     The purpose of the Company's foreign currency hedging activities is to reduce the risk that the eventual local currency inflows resulting from sales to foreign customers will be adversely affected by changes in exchange rates. The Company enters into forward exchange and currency swap contracts to hedge certain firm sales commitments denominated in foreign currencies. At
December 28, 1997, the Company had approximately $14.5 million (notional amount) of foreign currency hedge contracts outstanding. The contracts served to hedge firmly committed Dutch guilder, German mark, Japanese yen, French franc, British pound sterling, and other foreign currency sales. The contracts generally have maturity dates of six to nine months.

     The Company recognized a $25.1 million decrease in its foreign currency translation adjustment account during 1997, because of the weakening of the Dutch guilder, British pound sterling, Thai baht and Japanese yen against the U.S. dollar. The 1997 decrease was associated primarily with the Company's investments in certain foreign subsidiaries located in the United Kingdom, Continental Europe and the Asia-Pacific region. The translation adjustment to shareholders' equity was converted by the guidelines of SFAS 52.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS 131, Disclosures About Segments of an Enterprise and Related Information, which supersedes SFAS 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the reporting by public companies of information about operating segments in annual financial statements and for the first time, requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding

products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires the restatement of comparative information for earlier periods. Management has been evaluating the impact the new statement will have on future financial statement disclosures and has determined that the Company will have three reportable segments: Floorcovering Products and Related Services, Interior Fabrics, and Chemical and Specialty Products. Historically, the Company has not reported information concerning operating segments. The Company's future reportable segments are strategic business units that offer different products and services. The results of operations and financial position will be unaffected by implementation of the standard.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........   F-2
Consolidated Statements of Income -- years ended December
  28, 1997, December 29, 1996 and December 31, 1995.........   F-3
Consolidated Balance Sheets -- December 28, 1997 and
  December 29, 1996.........................................   F-4
Consolidated Statements of Cash Flow -- years ended December
  28, 1997, December 29, 1996 and December 31, 1995.........   F-5
Notes to Consolidated Financial Statements..................   F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of Interface, Inc.
Atlanta, Georgia

     We have audited the accompanying consolidated balance sheets of Interface, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 28, 1997. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interface, Inc. and its subsidiaries as of December 28, 1997 and December 29, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 1997, in conformity with generally accepted accounting principles.

                                          BDO SEIDMAN, LLP
Atlanta, Georgia
February 17, 1998

                        INTERFACE INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      FISCAL YEAR ENDED
                                                              ----------------------------------
                                                                 1997         1996        1995
                                                              ----------   ----------   --------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Net sales...................................................  $1,135,290   $1,002,076   $802,066
Cost of sales...............................................     755,734      684,455    551,643
                                                              ----------   ----------   --------
Gross profit on sales.......................................     379,556      317,621    250,423
Selling, general and administrative expenses................     281,755      238,932    188,880
                                                              ----------   ----------   --------
Operating income............................................      97,801       78,689     61,543
                                                              ----------   ----------   --------
Other expense
  Interest expense..........................................      35,038       32,772     26,753
  Other.....................................................       1,492        2,490      3,114
                                                              ----------   ----------   --------
          Total other expense...............................      36,530       35,262     29,867
                                                              ----------   ----------   --------
Income before taxes on income and extraordinary item........      61,271       43,427     31,676
Taxes on income.............................................      23,757       17,032     11,336
                                                              ----------   ----------   --------
Income before extraordinary item............................      37,514       26,395     20,340
Extraordinary loss, net of tax..............................          --           --      3,512
                                                              ----------   ----------   --------
          Net income........................................      37,514       26,395     16,828
Preferred stock dividends...................................          --        1,678      1,750
                                                              ----------   ----------   --------
          Net income applicable to common shareholders......  $   37,514   $   24,717   $ 15,078
                                                              ==========   ==========   ========
Basic earnings per common share
  Income before extraordinary item..........................  $     1.58   $     1.23   $   1.02
  Extraordinary loss, net of tax............................          --           --       0.19
                                                              ----------   ----------   --------
          Net Income........................................  $     1.58   $     1.23   $   0.83
Diluted earnings per common share
  Income before extraordinary item..........................  $     1.53   $     1.20   $   1.00
  Extraordinary loss, net of tax............................          --           --       0.19
                                                              ----------   ----------   --------
          Net income........................................  $     1.53   $     1.20   $   0.81
                                                              ==========   ==========   ========

          See accompanying notes to consolidated financial statements.

                        INTERFACE INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                1997        1996
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                      ASSETS
Current
  Cash......................................................  $ 10,212    $  8,762
  Accounts receivable.......................................   177,977     167,817
  Inventories...............................................   157,630     146,678
  Prepaid expenses..........................................    24,265      22,986
  Deferred income taxes.....................................     5,156       7,057
                                                              --------    --------
          Total current assets..............................   375,240     353,300
Property and equipment......................................   228,781     208,791
Miscellaneous...............................................    46,945      51,385
Excess of cost over net assets acquired.....................   278,597     249,070
                                                              --------    --------
                                                              $929,563    $862,546
                                                              ========    ========

                    LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable.............................................  $ 22,264    $ 14,918
  Accounts payable..........................................    79,279      74,960
  Accrued expenses..........................................    87,543      70,919
  Current maturities of long-term debt......................     2,751       2,919
                                                              --------    --------
          Total current liabilities.........................   191,837     163,716
Long-term debt, less current maturities.....................   264,499     254,353
Senior subordinated notes...................................   125,000     125,000
Deferred income taxes.......................................    28,873      23,484
                                                              --------    --------
          Total liabilities.................................   610,209     566,553
Minority interest...........................................     2,989       3,125
Series A redeemable preferred stock.........................        --      19,750
Common stock................................................     2,776       2,536
Additional paid-in capital..................................   161,584     124,557
Retained earnings...........................................   197,906     166,828
Foreign currency translation adjustment.....................   (28,155)     (3,057)
Treasury stock, 3,600,000 Class A shares, at cost...........   (17,746)    (17,746)
                                                              --------    --------
                                                              $929,563    $862,546
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                        INTERFACE INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                    FISCAL YEAR ENDED
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $ 37,514   $ 26,395   $ 16,828
Adjustments to reconcile net income to cash provided by
  operating activities
Depreciation and amortization...............................    38,605     35,305     28,944
Extraordinary loss on early extinguishment of debt, net of
  tax.......................................................        --         --      3,512
Deferred income taxes.......................................     7,849      5,438      1,431
Working capital changes
  Cash equivalents..........................................        --      1,489       (596)
  Accounts receivable.......................................   (16,386)   (17,465)    25,978
  Inventories...............................................   (16,233)    (2,199)     5,979
  Prepaid expenses and other................................    (2,273)    (6,870)         8
  Accounts payable and accrued expenses.....................    25,647     14,419     (6,132)
                                                              --------   --------   --------
                                                                74,723     56,512     75,952
                                                              --------   --------   --------
INVESTING ACTIVITIES
Capital expenditures........................................   (38,654)   (36,436)   (42,123)
Acquisitions of businesses..................................   (34,647)   (30,151)   (27,554)
Changes in escrowed and restricted funds....................        --         --      2,663
Other.......................................................   (17,902)   (11,425)    (5,145)
                                                              --------   --------   --------
                                                               (91,203)   (78,012)   (72,159)
                                                              --------   --------   --------
FINANCING ACTIVITIES
Borrowings on long-term debt................................   153,624    154,224     61,471
Principal repayments on long-term debt......................  (142,884)  (107,561)   (73,406)
Proceeds from issuance of subordinated notes................        --         --    121,543
Extinguishment of convertible subordinated debentures.......        --         --   (106,419)
Borrowings (repayments) under lines of credit...............     7,617    (20,102)     1,965
Proceeds from issuance of common stock......................     6,414      2,916        984
Dividends paid..............................................    (6,436)    (6,606)    (6,132)
                                                              --------   --------   --------
                                                                18,335     22,871          6
                                                              --------   --------   --------
Net cash provided by operating, investing, and financing
  activities................................................     1,855      1,371      3,799
Effect of exchange rate changes on cash.....................      (405)       130        (34)
                                                              --------   --------   --------
CASH
Net increase................................................     1,450      1,501      3,765
Balance, beginning of year..................................     8,762      7,261      3,496
                                                              --------   --------   --------
Balance, end of year........................................  $ 10,212   $  8,762   $  7,261
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                        INTERFACE INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     Interface, Inc. (the "Company") is a recognized leader in the worldwide commercial interiors market, offering floorcoverings, fabrics, specialty chemicals and interior architectural products. The Company manufactures modular carpet under the Interface and Heuga brands. The Company's broadloom carpet operations are conducted through Bentley Mills and Prince Street, both of which focus on the high quality, designer-oriented sector of the U.S. broadloom carpet market, and Firth Carpets in the United Kingdom. The Company also provides specialized carpet replacement, installation, and maintenance services. The Company also produces interior fabrics and upholstery products, which it markets under the Guilford of Maine, Stevens Linen, Toltec, Intek, and Camborne brands. In addition, the Company provides chemicals used in various rubber and plastic products; licenses Intersept(R), a proprietary antimicrobial used in a host of interior finishes; sponsors the Envirosense(R) Consortium in its mission to address workplace environmental issues; and markets low-profile and multiple plenum raised/access flooring systems under the C-Tec, Intercell and Interstitial Systems brands.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions are eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for returns, bad debts, claims reserves, inventory obsolescence and the length of product life cycles, income tax exposures, and excess of cost over net assets acquired and fixed asset lives. Actual results could vary from these estimates.

INVENTORIES

     Inventories are valued at the lower of cost (standards which approximate actual cost on a first-in, first-out basis) or market. Inventories include the cost of raw materials, labor and manufacturing overhead. The Company makes provisions for obsolete or slow moving inventories as necessary to properly reflect inventory value.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: buildings and improvements -- ten to fifty years; furniture and equipment -- three to twelve years. Interest costs for the construction of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of approximately $0.4 million, $0.1 million, and $1.4 million for the years ended 1997, 1996, and 1995, respectively. Depreciation expense amounted to approximately $25.7 million, $25.0 million, and $18.2 million for the years ended 1997, 1996, and 1995, respectively.

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

                        INTERFACE INC. AND SUBSIDIARIES

EXCESS OF COST OVER NET ASSETS ACQUIRED

     Excess of cost over net assets acquired is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. Excess of cost over net assets acquired is amortized on a straight-line basis over the periods benefited, principally twenty-five to forty years. Accumulated amortization amounted to approximately $51.5 million and $43.5 million at December 28, 1997 and December 29, 1996, respectively.

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

EARNINGS PER COMMON SHARE AND DIVIDENDS

     In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." The new Standard simplifies the computation of earnings per share and requires presentation of two amounts, basic and diluted earnings per share. As required by the Standard, the Company has retroactively restated earnings per share data for all periods presented.

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares of Class A and Class B Common Stock outstanding during each year. Shares issued during the year and shares reacquired during the year have been weighted for the portion of the year that they were outstanding. Basic earnings per share are based upon 23,707,918 shares, 20,060,347 shares, and 18,254,965 shares for the years ended 1997, 1996, and 1995, respectively. Diluted earnings per share is calculated in a manner consistent with that of basic earnings per share while giving effect to all dilutive potential common shares that were outstanding during the period. Diluted earnings per share are based upon 24,651,014 shares, 20,657,105 shares, and 18,598,965 shares for the years ended 1997, 1996, and 1995, respectively. For the purposes of computing earnings per common share and dividends per common share, the Company is treating as treasury stock (and therefore not outstanding) the shares that are owned by a wholly owned subsidiary (3,600,000 Class A shares recorded at cost).

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

                        INTERFACE INC. AND SUBSIDIARIES

Profit estimates are revised periodically based upon changes in facts. Any losses identified on contracts are recognized immediately.

CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

     Highly liquid investments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months and less than one year are classified as short-term investments.

     At December 28, 1997 and December 29, 1996, checks issued against future deposits totaled approximately $12.8 million and $12.3 million, respectively. Cash payments for interest amounted to approximately $33.8 million, $27.8 million, and $27.9 million for the years ended 1997, 1996, and 1995, respectively. Income tax payments amounted to approximately $18.2 million, $9.8 million, and $8.2 million for the years ended 1997, 1996, and 1995, respectively.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair values of cash and cash equivalents, short-term investments and short-term debt approximate cost due to the short period of time to maturity. Fair values of long-term investments, debt, swaps, forward currency contracts and currency options are based on quoted market prices or pricing models using current market rates.

TRANSLATION OF FOREIGN CURRENCIES

     The financial position and results of operations of the Company's foreign subsidiaries are measured generally using local currencies as the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each year end. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded in the foreign currency translation adjustment account. In the event of a divestiture of a foreign subsidiary, the related foreign currency translation results are reversed from equity to income. Foreign currency exchange gains and losses which are not material are included in income.

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

FISCAL YEAR

     The Company's fiscal year ends on the Sunday nearest December 31. All references herein to "1997", "1996", and "1995" mean the fiscal years ended December 28, 1997, December 29, 1996 and December 31, 1995, respectively, each comprising 52 weeks. Quarterly financial results are based upon a 13 week reporting period.

                        INTERFACE INC. AND SUBSIDIARIES

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation.

2.  BUSINESS ACQUISITIONS AND DIVESTITURES

     In December 1997, the Company sold certain assets related to the commercial manufacture of zinc diacrylate, a chemical compound used in the production of golf balls, for $14.1 million in cash. An immaterial gain was realized on the sale. The Company generated 1997 sales of $7.9 million and operating income of $1.1 million related to the manufacture of this chemical compound.

     During 1997, the Company acquired 100% of the outstanding capital stock of five floorcovering contractors: Canaan Corporation, based in Connecticut; Carpet Services of Tampa, Inc., based in Florida; Facilities Resource Group, Inc., based in Illinois; Floormart, Inc. based in California; and Carpet Solutions Holdings Pty Ltd., based in Queensland, Australia. These contractors are engaged primarily in the installation of commercial floorcoverings. As consideration, the Company issued 257,584 shares of Class A Common Stock valued at approximately $3.5 million and $11.1 million in cash. All transactions have been accounted for as purchases, and accordingly, the results of operations of the acquired companies since their acquisition dates have been included within the consolidated financial statements. The excess of the purchase price over the fair value of the net assets acquired was approximately $17.5 million and is being amortized over 25 years.

     In June 1997, the Company acquired 100% of the outstanding common stock of Camborne Holdings, Ltd., a manufacturer of interior fabrics based in West Yorkshire, U.K. for approximately $19.9 million, which was comprised of $17.1 million in cash and 127,806 shares of Class B Common Stock valued at approximately $2.8 million. The transaction was accounted for as a purchase. The results of operations of Camborne have been included with the consolidated financial statements since the acquisition date. The excess of the purchase price over the fair value of the assets was approximately $16.8 million and is being amortized over 40 years.

     During 1996, the Company acquired 100% of the outstanding capital stock of fifteen floorcovering contractors: Earl W. Bentley Operating Co., Inc., based in Oklahoma; Quaker City International, Inc., based in Pennsylvania; Superior Holding Inc., based in Texas; Landry's Commercial Flooring Co., Inc., based in Oregon; Reiser Associates, Inc., based in Texas; Southern Contract Systems, Inc. based in Georgia; A & F Installations, Inc., based in New Jersey; ParCom, Inc., based in Virginia; Congress Flooring Corp., based in Massachusetts; Flooring Consultants, Inc., based in Arizona; B. Shehadi & Sons, Inc., based in New Jersey; Lasher/White Carpet Co., Inc., based in New York; Oldtown Carpet Center, Inc., based in North Carolina; Architectural Floors, a division of Continental Office Furniture Corp., based in Ohio; and Floor Concepts, Inc., based in Maryland. These contractors are engaged primarily in the installation of commercial floorcoverings. As consideration, the Company issued 2,674,906 shares of Common Stock valued at approximately $19.3 million, $0.8 million in 7% notes and $23.0 million in cash. All transactions have been accounted for as purchases, and accordingly, the results of operations of the acquired companies since their acquisition dates have been included within the consolidated financial statements. The excess of the purchase price over the fair value of the net assets acquired was approximately $33.9 million and is being amortized over 25 years.

     During 1997, the Company issued additional consideration of approximately $2.5 million for the purchase of the floorcovering contractors which were acquired during 1996. The additional consideration was recorded as excess of cost over net assets acquired.

     In February 1996, the Company acquired the outstanding common stock of Renovisions, Inc., a nationwide installation services firm based in Georgia that has pioneered a new method of carpet replacement, for approximately $4 million in cash at closing and $1 million in guaranteed payments. The transaction was accounted for as a purchase, and accordingly, the results of operations of Renovisions since the acquisition
                                       F-9

                        INTERFACE INC. AND SUBSIDIARIES
date have been included within the consolidated financial statements. The excess of the purchase price over the fair value of net assets acquired was approximately $4.3 million and is being amortized over 25 years.

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

     In June 1995, the Company acquired substantially all of the assets of Toltec Fabrics, Inc., a manufacturer of panel fabrics based in North Carolina, for approximately $13.3 million, which was comprised of $7.7 million in cash and $5.6 million in notes. The transaction was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets was approximately $6.9 million and is being amortized over 40 years. The results of operations of Toltec have been included within the consolidated financial statements since the acquisition date.

3.  RECEIVABLES

     The Company maintains an agreement with a financial institution to sell a participating interest in a designated pool of commercial receivables, with limited recourse, in amounts up to $65 million. The agreement relates to specific operating subsidiaries of the Company. Under the agreement, a participating interest in new receivables is sold as previous receivables are collected. A service fee consisting of the financial institution's commercial paper rate plus .45% is charged based upon the resulting participating interest. This amount is included in other expense in the accompanying consolidated statements of income. At December 28, 1997, the rate was 6.43%. The Company acts as an agent for the purchaser by performing record keeping and collection functions. The uncollected receivables sold at December 28, 1997 and December 29, 1996 amounted to $49.6 million and $31.7 million, respectively. As of December 28, 1997 and December 29, 1996, the allowance for bad debts amounted to approximately $7.4 million and $7.3 million, respectively, for all accounts receivable of the Company.

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

     In June 1996, the FASB issued SFAS No 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company's adoption of this Standard had no impact on the consolidated results of operations or financial position.

                        INTERFACE INC. AND SUBSIDIARIES

4.  INVENTORIES

     Inventories are summarized as follows:

                                                                1997       1996
                                                              --------   --------
                                                                (IN THOUSANDS)
Finished goods..............................................  $ 91,016   $ 81,034
Work-in-process.............................................    29,094     30,464
Raw materials...............................................    37,520     35,180
                                                              --------   --------
                                                              $157,630   $146,678
                                                              ========   ========

5.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                                1997        1996
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
Land........................................................  $  12,485   $  13,038
Buildings...................................................    130,450      98,706
Equipment...................................................    264,656     232,489
Construction-in-progress....................................      6,890      32,078
                                                              ---------   ---------
                                                                414,481     376,311
Accumulated depreciation....................................   (185,700)   (167,520)
                                                              ---------   ---------
                                                              $ 228,781   $ 208,791
                                                              =========   =========

     The estimated cost to complete construction in progress for which the Company was committed at December 28, 1997 was approximately $11.3 million.

6.  ACCRUED EXPENSES

     Accrued expenses are summarized as follows:

                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Taxes.......................................................  $21,482   $16,868
Compensation................................................   25,671    20,541
Interest....................................................    3,813     5,276
Other.......................................................   36,577    28,234
                                                              -------   -------
                                                              $87,543   $70,919
                                                              =======   =======

7.  SENIOR SUBORDINATED NOTES

     The Company has outstanding $125 million in 9.5% Senior Subordinated Notes due 2005 (the "Notes"). Interest is payable semi-annually on May 15 and November 15.

     The Notes are guaranteed, jointly and severally, on an unsecured senior subordinated basis, by each of the Company's principal domestic subsidiaries (the "Guarantors"). The Guarantors include Interface Flooring Systems, Inc., Bentley Mills, Inc., Interface Interior Fabrics, Inc., Prince Street Technologies, Inc. and several other smaller domestic subsidiaries. (See Note 18 for Supplemental Guarantor Condensed Consolidating Financial Statements.) The Notes are redeemable for cash at any time on or after November 15, 2000 at the Company's option and in whole or in part, initially at a redemption price equal to 104.75% of the principal amount, declining to 100% of the principal amount on November 15, 2003, plus accrued interest thereon to

                        INTERFACE INC. AND SUBSIDIARIES
the date fixed for redemption. At December 28, 1997 and December 29, 1996, the estimated fair value of the notes was approximately $132.5 million and $135.2 million, respectively.

8.  LONG-TERM DEBT

     Long-term debt, exclusive of the Company's 9.5% Senior Subordinated Notes due 2005 (see Note 7), consisted of the following:

                                                                1997       1996
                                                              --------   --------
                                                                (IN THOUSANDS)
Senior term loans...........................................  $100,000   $ 50,000
Revolving credit facility...................................   143,797    181,211
Other.......................................................    23,453     26,061
                                                              --------   --------
Total long-term debt........................................   267,250    257,272
Less current maturities.....................................    (2,751)    (2,919)
                                                              --------   --------
                                                              $264,499   $254,353
                                                              ========   ========

     At December 28, 1997 the Company maintained a revolving credit and term facility which provided a maximum credit limit of $370 million. The facility is collateralized by substantially all of the outstanding stock of the Company's operating subsidiaries (except certain foreign subsidiaries, for which only 66% of the outstanding stock is pledged). The $120 million term portion of the facility consists of four separate notes of which $25 million and $75 million is due December 29, 2000 and December 31, 2001, respectively. The revolving credit facility matures and related borrowings are due December 31, 2001, concurrent with the final installment of the term portion. Interest is charged, at the Company's option, at a rate based on either the bank's certificate of deposit rate or LIBOR (London Interbank Offered Rate), plus an applicable margin of .35% to 1%, depending upon the Company's ability to meet certain performance criteria; or the bank's prime lending rate (8.5% at December 28, 1997). For a discussion of the Company's utilization of interest rate swap agreements to convert approximately $64.5 million of variable rate debt to fixed rate debt see
Note 12.

     The agreements require prepayment from specified excess cash flows or proceeds from certain asset sales and provide for restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and limit the payment of dividends. At December 28, 1997, approximately $38.1 million of the Company's retained earnings were unrestricted and available for payment of dividends under the most restrictive terms of the agreement. Long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

     Future maturities of long-term debt based on fixed payments (amounts could be higher if excess cash flows or asset sales require prepayment of debt under the credit agreements) are as follows:

FISCAL YEAR                                                   (IN THOUSANDS)
-----------                                                   --------------
1998........................................................     $  2,751
1999........................................................        5,772
2000........................................................       31,621
2001........................................................          657
2002........................................................      225,954
Thereafter..................................................          495
                                                                 --------
                                                                 $267,250
                                                                 ========

     In addition to the amounts available under the revolving credit facility described above, the Company maintains approximately $38 million in complementary revolving lines of credit through several of its

                        INTERFACE INC. AND SUBSIDIARIES
subsidiaries. Interest is generally charged at the prime lending rate or LIBOR. The weighted average interest rate for 1997 related to the complimentary lines was approximately 7.9%. Approximately $22.3 million and $14.9 million was outstanding under these lines at December 28, 1997 and December 29, 1996, respectively.

9.  PREFERRED STOCK

     The Company is authorized to create and issue up to 5,000,000 shares of $1.00 par value Preferred Stock in one or more series and to determine the rights and preferences of each series, to the extent permitted by the Articles of Incorporation, and to fix the terms of such preferred stock without any vote or action by the shareholders. The issuance of any series of preferred stock may have an adverse effect on the rights of holders of common stock, and could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company.

     In conjunction with the acquisition of Bentley Mills in June 1993, the Company issued 250,000 shares of Series A Cumulative Convertible Preferred Stock with a face value of $100 per share. The Series A Preferred Stock was entitled to a 7% annual cumulative cash dividend ($7.00 per preferred share) that was payable quarterly. Series A Preferred Stock was non-voting, except as required by law or in limited circumstances to protect its preferential rights. The Series A Preferred Stock was convertible into shares of the Company's Class A Common Stock at the rate of one share of Class A Common Stock for each $14.79 face value thereof plus the amount of any accrued but unpaid dividends. During the period from September 1996 through January 1997, the Series A preferred shareholders, with one exception, notified the Company of their intent to convert all of their shares of Series A Preferred Stock into an aggregate of 1,715,900 shares of the Company's Class A Common Stock. During each of the years ended 1996 and 1995, the Company paid cash dividends of approximately $7.00 per preferred share.

     Subsequent to year end, the Board of Directors of the Company declared a dividend of one purchase right (a "Right") to be distributed in respect of each outstanding share of Common Stock, payable to shareholders of record as of March 16, 1998. Each right will entitle the registered holder to purchase from the Company one one-hundredth of a share (a "Unit") of newly created Series B Participating Cumulative Preferred Stock (the "Series B Preferred Stock").

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of Common Stock or if other specified events occur without the Rights having been redeemed or in the event of an exchange of the rights for Common Stock as permitted under the Shareholder Rights Plan.

     The dividend and liquidation rights of the Series B Preferred Stock are designed so that the value of one one-hundredth of a share of Series B Preferred Stock issuable upon exercise of each Right will approximate the same economic value as one share of Common Stock, including voting rights. The exercise price per right will be $180, subject to adjustment. Shares of Series B Preferred Stock will entitle the holder to a minimum preferential dividend of $1.00 per share, but will entitle the holder to an aggregate dividend payment of 100 times the dividend declared on each share of Common Stock. In the event of liquidation, each share of Series B Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00, plus accrued and unpaid dividends and distributions thereon, but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged for or changed into other stock or securities, cash or other property, each share of Series B Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. Series B Preferred Stock is not convertible into Common Stock.

     Each share of Series B Preferred Stock will be entitled to 100 votes on all matters submitted to a vote of the shareholders of the Company, and shares of Series B Preferred Stock will generally vote together as one

                        INTERFACE INC. AND SUBSIDIARIES
class with the Common Stock and any other voting capital stock of the Company on all matters submitted to a vote of the Company's shareholders. While the Company's Class B Common Stock remains outstanding, holders of Series B Preferred Stock will vote as a single class with the Class A Common Stock for election of directors. Further, whenever dividends on the Series B Preferred Stock are in arrears in an amount equal to six quarterly payments, the Series B Preferred Stock, together with any other shares of preferred stock then entitled to elect directors, shall have the right, as a single class, to elect one director until the default has been cured.

10.  COMMON STOCK AND STOCK OPTIONS

     The Company is authorized to issue 40,000,000 shares of $.10 par value Class A Common Stock and 40,000,000 shares of $.10 par value Class B Common Stock. Class A and Class B Common Stock have identical voting rights except for the election or removal of directors. Holders of Class B Common Stock are entitled as a class to elect a majority of the Board of Directors. Under the terms of the Class B Common Stock, its special voting rights to elect a majority of the Board members would terminate irrevocably if the total outstanding shares of Class B Common Stock ever comprises less than ten percent (10%) of the Company's total issued and outstanding shares of Class A and Class B Common Stock. On December 28, 1997, the outstanding Class B shares constituted approximately 11.5% of the total outstanding shares of Class A and Class B Common Stock. The Company's Class A Common Stock is traded in the over-the-counter market under the symbol IFSIA and is quoted on Nasdaq. The Company's Class B Common Stock is not publicly traded. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Both classes of Common Stock share in dividends available to common shareholders (see Note 8 for discussion of restrictions on the payment of dividends). Cash dividends on Common Stock were $.27 per share for the year ended 1997, $.245 per share for the year ended 1996 and $.24 per share for the year ended 1995.

     The Company has Key Employee Stock Option Plans ("the 1983 Plan" and "the 1993 Plan"), an Offshore Stock Option Plan ("Offshore Plan"), and an Omnibus Stock Incentive Plan ("Omnibus Plan") under which a committee of the Board of Directors is authorized to grant key employees, including officers, options to purchase the Company's Common Stock. Options are exercisable for shares of Class A or Class B Common Stock at a price not less than 100% of the fair market value on the date of grant. The options generally become exercisable 20% per year over a five year period from the date of the grant and the options generally expire ten years from the date of the grant. The 1983 Plan, the 1993 Plan and the Offshore Plan were terminated effective January 20, 1997. There were no additional awards issued under any of the terminated plans after effective termination, however, outstanding awards issued prior to such date are not affected. The maximum number of shares of Class A or Class B Common Stock that may be issued under the Omnibus Plan is 1,800,000, plus any shares subject to stock options granted under the terminated plans that are forfeited, terminated or otherwise expire unexercised.

                        INTERFACE INC. AND SUBSIDIARIES

     The following table shows changes in common shareholders' equity:

                                                                                                 FOREIGN
                                       CLASS A           CLASS B       ADDITIONAL               CURRENCY
                                   ---------------   ---------------    PAID-IN     RETAINED   TRANSLATION
                                   SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     EARNINGS   ADJUSTMENT
                                   ------   ------   ------   ------   ----------   --------   -----------
                                                               (IN THOUSANDS)
BALANCE AT JANUARY 1, 1995.......  18,715   $1,871    3,077    $308     $ 93,450    $136,343    $   (136)
  Net income.....................      --       --       --      --           --      16,828          --
  Conversion of common stock.....      88        8      (88)     (8)          --          --          --
  Issuance of common stock.......     241       24       --      --        3,413          --          --
  Cash dividends paid............      --       --       --      --           --      (6,132)         --
  Foreign currency translation
     adjustment..................      --       --       --      --           --          --       3,691
                                   ------   ------   ------    ----     --------    --------    --------
BALANCE AT DECEMBER 31, 1995.....  19,044    1,903    2,989     300       96,863     147,039       3,555
  Net income.....................      --       --       --      --           --      26,395          --
  Conversion of common stock.....      14        2      (14)     (2)          --          --          --
  Issuance of common stock.......   2,956      297       --      --       22,428          --          --
  Conversion of Series A
     Preferred Stock.............     358       36                         5,266
  Cash dividends paid............      --       --       --      --           --      (6,606)         --
  Foreign currency translation
     adjustment..................      --       --       --      --           --          --      (6,612)
                                   ------   ------   ------    ----     --------    --------    --------
BALANCE AT DECEMBER 29, 1996.....  22,372    2,238    2,975     298      124,557     166,828      (3,057)
  Net income.....................      --       --       --      --           --      37,514          --
  Conversion of common stock.....     381       38     (381)    (38)          --          --          --
  Issuance of common stock.......     876       87      175      17       17,087          --          --
  Conversion of Series A
     Preferred Stock.............   1,357      136                        19,940
  Cash dividends paid............      --       --       --      --           --      (6,436)         --
  Foreign currency translation
     adjustment..................      --       --       --      --           --          --     (25,098)
                                   ------   ------   ------    ----     --------    --------    --------
BALANCE AT DECEMBER 28, 1997.....  24,986   $2,499    2,769    $277     $161,584    $197,906    $(28,155)
                                   ======   ======   ======    ====     ========    ========    ========

                        INTERFACE INC. AND SUBSIDIARIES

     The following tables summarize activity on stock options:

                                                              NUMBER     WEIGHTED AVERAGE
                                                             OF SHARES    EXERCISE PRICE
                                                             ---------   ----------------
Outstanding at January 1, 1995.............................  1,896,000        $13.43
  Granted..................................................    360,000         14.49
  Exercised................................................    (96,000)        10.53
  Forfeited or canceled....................................   (125,000)        14.03
                                                             ---------
Outstanding at December 31, 1995...........................  2,035,000         13.18
  Granted..................................................    308,000         13.47
  Exercised................................................   (224,000)        13.04
  Forfeited or canceled....................................   (112,000)        13.76
                                                             ---------
Outstanding at December 29, 1996...........................  2,007,000         13.30
  Granted..................................................    314,000         20.09
  Exercised................................................   (502,000)        13.03
  Forfeited or canceled....................................    (70,000)        13.15
                                                             ---------
Outstanding at December 28, 1997...........................  1,749,000         14.61
                                                             =========
Options exercisable at December 29, 1996...................    821,000        $13.35
Options exercisable at December 28, 1997...................    745,000        $13.22

WEIGHTED AVERAGE FAIR VALUE OF OPTIONS
GRANTED DURING THE YEAR ENDED                                 (IN THOUSANDS)
--------------------------------------                        --------------
December 29, 1996...........................................      $1,395
December 28, 1997...........................................      $2,912

     The weighted average remaining life of options outstanding at December 28, 1997 was 7.5 years. The range of exercise prices was $10.31 - $26.75.

     Interface has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Compensation expense was immaterial for 1997 and 1996. If Interface had elected to recognize compensation cost based on the fair value at the grant dates for options issued under the plans described above, consistent with the method prescribed by SFAS No. 123, net income applicable to common shareholders and earnings per share would have been changed to the pro forma amounts indicated below:

                                                                   YEAR ENDED
                                                              ---------------------
                                                                1997        1996
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Net income applicable to common shareholders
  as reported...............................................   $37,514     $24,717
  pro forma.................................................   $36,533     $24,202
Basic earnings per common share
  as reported...............................................   $  1.58     $  1.23
  pro forma.................................................   $  1.54     $  1.21
Diluted earnings per common share
  as reported...............................................   $  1.53     $  1.20
  pro forma.................................................   $  1.49     $  1.18

                        INTERFACE INC. AND SUBSIDIARIES

     The fair value of stock options used to compute pro forma net income applicable to common shareholders and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1997 and 1996:
Dividend yield of .71% in 1997 and .49% in 1996; expected volatility of 35% in 1997 and 30% in 1996; a risk free interest rate of 6.32% in 1997 and 6.11% in 1996; and an expected option life of 6.0 years in 1997 and 4.92 years in 1996.

11.  TAXES ON INCOME

     Provisions for federal, foreign, and state income taxes in the consolidated statements of income consisted of the following components:

                                                                    YEAR ENDED
                                                            ---------------------------
                                                             1997      1996      1995
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
Current:
  Federal.................................................  $ 5,569   $ 5,968   $ 5,331
  Foreign.................................................    9,052     3,284     5,844
  State...................................................    1,192     2,418     1,592
                                                            -------   -------   -------
                                                             15,813    11,670    12,767
                                                            =======   =======   =======
Deferred (reduction):
  Federal.................................................    4,675       818     1,495
  Foreign.................................................    2,173     5,770    (1,189)
  State...................................................    1,096    (1,226)     (316)
                                                            -------   -------   -------
                                                              7,944     5,362       (10)
                                                            =======   =======   =======
Decrease in valuation allowance...........................       --        --    (1,421)
                                                            -------   -------   -------
                                                            $23,757   $17,032   $11,336
                                                            =======   =======   =======

     Income before taxes on income consisted of the following:

                                                                    YEAR ENDED
                                                            ---------------------------
                                                             1997      1996      1995
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
U.S. operations...........................................  $29,134   $17,186   $20,212
Foreign operations........................................   32,137    26,241    11,464
                                                            -------   -------   -------
                                                            $61,271   $43,427   $31,676
                                                            =======   =======   =======

     Deferred income taxes for the years ended December 28, 1997 and December 29, 1996, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     The sources of the temporary differences and their effect on the net deferred tax liability at December 28, 1997 and December 29, 1996, are as follows:

                                                            1997                   1996
                                                    --------------------   ---------------------
                                                    ASSETS   LIABILITIES   ASSETS    LIABILITIES
                                                    ------   -----------   -------   -----------
                                                                   (IN THOUSANDS)
Basis difference of property and equipment........  $   --     $23,886     $    --     $23,484
Net operating loss carryforwards..................   2,853          --       3,212          --
Other differences in bases of assets and
  liabilities.....................................      --         525       7,051          --
                                                    ------     -------     -------     -------
                                                    $2,853     $24,411     $10,263     $23,484
                                                    ======     =======     =======     =======

                        INTERFACE INC. AND SUBSIDIARIES

     At December 28, 1997, the Company's foreign subsidiaries had approximately $1.4 million in net operating losses available for an unlimited carryforward period. Additionally, the Company had approximately $53 million in state net operating losses expiring at various times through 2012.

     The effective tax rate on income before taxes differs from the United States statutory rate. The following summary reconciles taxes at the United States statutory rate with the effective rates:

                                                                   YEAR ENDED
                                                              --------------------
                                                              1997    1996    1995
                                                              ----    ----    ----
Taxes on income at U.S. statutory rate......................  35.0%   35.0%   35.0%
Increase (reduction) in taxes resulting from:
  State income taxes, net of federal benefit................   2.4     1.8     2.6
  Amortization of excess of cost over net assets acquired
     and related purchase accounting adjustments............   4.7     5.1     6.1
  Foreign and U.S. tax effects attributable to foreign
     operations.............................................  (2.2)   (2.1)   (2.4)
  Valuation allowance.......................................    --      --    (4.5)
  Other.....................................................  (1.1)   (0.6)   (1.0)
                                                              ----    ----    ----
  Taxes on income at effective rates........................  38.8%   39.2%   35.8%
                                                              ====    ====    ====

     Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $86 million at December 28, 1997. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $4.3 million would be payable upon remittance of all previously unremitted earnings at December 28, 1997.

12.  HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL INSTRUMENTS

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

INTEREST RATE MANAGEMENT

     Management of the Company has developed and implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company enters into interest rate swap agreements, which maintain the fixed/variable mix within these defined parameters. In these swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. At December 28, 1997 and December 29, 1996, the Company had utilized interest rate swap agreements to effectively convert

                        INTERFACE INC. AND SUBSIDIARIES
approximately $64.5 million and $73.0 million, respectively, of variable rate debt to fixed rate debt. The weighted average rate on these borrowings was 6.6% at December 28, 1997 and 6.9% at December 29, 1996.

FOREIGN CURRENCY EXCHANGE RATE MANAGEMENT

     The purpose of the Company's foreign currency hedging activities is to reduce the risk that the eventual local currency inflows resulting from sales to foreign customers will be adversely affected by changes in exchange rates.

     The Company enters into currency swap contracts to hedge certain firm sales commitments denominated in foreign currencies. Net gains and losses are deferred and recognized in income in the same period as the hedged transaction. Net deferred gains/losses from hedging anticipated but not yet firmly committed transactions were not material at December 28, 1997 and December 29, 1996. The contracts served to hedge firmly committed Dutch guilder, German mark, Japanese yen, French franc, British pound sterling, and other foreign currency revenues. The interest rate and currency swap agreements have maturity dates ranging from nine to twenty-four months.

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

                                                                   1997                 1996
                                                             -----------------   ------------------
                                                             NOTIONAL    FAIR    NOTIONAL    FAIR
                                                             AMOUNTS    VALUES   AMOUNTS    VALUES
                                                             --------   ------   --------   -------
                                                                         (IN THOUSANDS)
Interest Rate Management Liabilities
  Swap agreements..........................................  $64,500    $(319)   $73,000    $  (448)
Foreign Currency Management Liabilities
  Swap agreements..........................................  $14,500    $(751)   $40,063    $(3,864)

                        INTERFACE INC. AND SUBSIDIARIES

13.  COMMITMENTS AND CONTINGENCIES

     The Company leases certain marketing, production and distribution facilities, and equipment. At December 28, 1997 aggregate minimum rent commitments under operating leases with initial or remaining terms of one year or more consisted of the following:

FISCAL YEAR                                                   (IN THOUSANDS)
-----------                                                   --------------
1998........................................................     $17,848
1999........................................................      13,990
2000........................................................      11,748
2001........................................................       8,535
2002........................................................       5,948
Thereafter..................................................       4,947
                                                                 -------
                                                                 $63,016
                                                                 =======

     Rental expense amounted to approximately $20.7 million, $16.2 million, and $15.8 million for the fiscal years ended 1997, 1996 and 1995, respectively.

YEAR 2000 RISK

     As is the case with other companies using computers in their operations, the Company is faced with the task of addressing the Year 2000 issue during the next two years. The Year 2000 issue arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. The Company has done a comprehensive review of its computer programs to identify the systems that would be affected by the Year 2000 issue, and is in the process of reviewing the Company's Year 2000 exposure to third party customers, distributors, suppliers, and banking institutions. The Company has also hired an outside consulting firm to assist in this conversion process and is beginning the process of modifying its computer program code to the four digit fields necessary to be Year 2000 compliant.

     The Company currently estimates the total cost of such modifications, excluding the cost of modifications to program logic control systems relative to manufacturing equipment, to be at least $17 million, although it could be significantly more. The Company and its outside consultants are currently evaluating the costs of modifications to these program logic control systems. Of the total project cost, approximately $10 million is attributable to the cost of new hardware and software which will be required in connection with the global consolidation of the Company's management and financial accounting systems. This new equipment and upgraded technology will have a definable value lasting beyond the Year 2000. In these instances, where Year 2000 compliance is ancillary, the Company may capitalize and depreciate such costs. The remaining $7 million will be expensed as incurred over the next two years. During the year ended December 28, 1997 the Company expensed approximately $0.6 million in regards to such modifications.

     There can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability of other companies on which the Company's systems rely to modify or convert their systems to be Year 2000 compliant, the ability to locate and correct all relevant computer codes and similar uncertainties.

                        INTERFACE INC. AND SUBSIDIARIES

14.  EMPLOYEE BENEFIT PLANS

     The Company and its subsidiaries have trusteed defined benefit retirement plans ("Plans") which cover substantially all of their employees except those of Interface Interior Fabrics, Inc.("IIF"). The benefits are generally based on years of service and the employee's average monthly compensation. Pension benefit was $0.1 million for the year ended 1997 and pension expense was $1.3 million and $1.1 million for the years ended 1996 and 1995, respectively.

     On November 1, 1997, the Company elected to freeze the defined benefit plan covering its United States employees. Accordingly, all further benefit accruals under the Plan will cease and all actively employed participants became 100% vested in their benefits. In connection with the election to freeze the Plan, a curtailment gain of $1.7 million was reflected in net periodic pension cost for 1997.

     The ranges of assumptions used to calculate the funded status of the Plans reflect the different economic environments within the various countries where the Plans exist. In fiscal 1997, the assumed weighted average rate of return on plan assets was 7.3% and the measurement of the projected benefit obligation at December 28, 1997 was based on an assumed weighted average discount rate of 7.4% and long-term rate of compensation increases of 4.1%. In fiscal 1996, the assumed weighted average rate of return on plan assets was 7.7% and the measurement of the projected benefit obligation at December 29, 1996 was based on an assumed weighted average discount rate of 7.8% and long-term rate of compensation increases of 4.3%.

     The Company has 401(k) retirement investment plans ("401(k) Plans"), which are open to all U.S. employees, except for IIF which has a separate Plan, with one or more years of service. Effective October 1, 1996, all existing 401(k) plans of the Company's subsidiaries, except for IIF, were merged into one plan, "The Interface, Inc. Savings and Investment Plan and Trust." The 401(k) Plans call for Company matching contributions on a sliding scale based on the level of the employee's contribution. The Company may, at its discretion, make additional contributions to the Plans based on the attainment of certain performance targets by its subsidiaries. Approximately 78% of eligible employees were enrolled in the 401(k) Plans as of December 28, 1997. The Company's matching contributions are funded monthly and totalled approximately $1.6 million, $1.1 million and $0.6 million for the years ended 1997, 1996 and 1995, respectively. The Company's discretionary contributions totalled $0.9 million, $0.4 million and $1.0 million for the years ended 1997, 1996 and 1995, respectively.

                        INTERFACE INC. AND SUBSIDIARIES

     The table presented below sets forth the funded status of the Company's significant domestic and foreign defined benefit plans and amounts recognized in the consolidated financial statements.

                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Plan assets at fair value, primarily equity and fixed income
  securities................................................  $79,879   $72,951
Actuarial present value of benefit obligations:
  Vested benefits...........................................   71,329    59,558
  Nonvested benefits........................................    1,469     1,454
                                                              -------   -------
Accumulated benefit obligation..............................   72,798    61,012
Effect of projected future salary increases.................    3,946     6,007
                                                              -------   -------
Projected benefit obligation................................   76,744    67,019
                                                              -------   -------
Plan assets in excess of projected benefit obligation.......    3,135     5,932
Unrecognized net gain from past experience different from
  that assumed..............................................   (1,653)   (7,165)
Unrecognized prior service cost.............................      320       327
Unrecognized net liability existing at the date of initial
  application of SFAS 87....................................    1,240     1,503
                                                              -------   -------
Prepaid pension cost........................................  $ 3,042   $   597
                                                              =======   =======
Net pension cost included the following components:
  Service cost -- benefits earned during the period.........  $ 2,177   $ 1,928
  Interest cost on projected benefit obligation.............    5,228     4,893
  Actual return on plan assets..............................   (8,987)   (6,124)
  Net amortization and deferral.............................    3,178       642
  Curtailment gain..........................................   (1,713)       --
                                                              -------   -------
Net pension cost (benefit)..................................  $  (117)  $ 1,339
                                                              =======   =======

15.  SUBSEQUENT EVENTS

     On December 30, 1997, the Company completed the acquisition of the European carpet business of Readicut International plc ("Readicut"), for an estimated $50 million, subject to final adjustments. After the planned divestiture of certain assets of Readicut, including its Network Flooring dealer division and Joseph, Hamilton & Seaton Ltd., the Company's final investment for the retained Readicut businesses are expected to be less than $15 million. The retained businesses will include Firth Carpets Ltd., based in Brighouse, West Yorkshire, a leading manufacturer of high quality woven and tufted carpet primarily for the contract markets; and Vebe Floorcoverings BV, located in the Netherlands, a leading manufacturer of needlepunch carpet.

     During February 1998, the Company filed a Universal Shelf Registration for the issuance of up to $300 million of debt securities, Preferred Stock, and Class A Common Stock. The Company contemplates an offering of approximately $150 million of Senior Notes which will be due in 2008, and an offering of approximately 1.5 million shares of Class A Common Stock. Proceeds of any offering would be used for general corporate purposes, which may include future acquisitions and the repayment of outstanding debt.

     Also, subsequent to year end, the Board of Directors adopted a Rights Agreement pursuant to which holders of Common Stock will be entitled to purchase from the Company a fraction of a share of the Company's Series B Participating Cumulative Preferred Stock (see Note 9) if a third party acquires beneficial ownership of 15% or more of the Common Stock and will be entitled to purchase the stock of an Acquiring Person at a discount upon the occurrence of certain triggering events.

                        INTERFACE INC. AND SUBSIDIARIES

16.  BUSINESS AND FOREIGN OPERATIONS

     The Company operates predominantly in one industry segment. The Company and its subsidiaries are engaged predominantly in the manufacture and sale of commercial and institutional interior finishings. The Company's principal markets are in the United States, Europe, Asia Pacific and Canada, with the U.S. and Europe being the largest based on revenues. Financial information by geographic area for the years ended 1997, 1996 and 1995 is as follows:

                                                         1997         1996        1995
                                                      ----------   ----------   --------
                                                                (IN THOUSANDS)
Sales to Unaffiliated Customers
  United States.....................................  $  774,718   $  656,044   $440,715
  Americas, excluding the United States.............      23,991       22,030     23,165
  Europe............................................     259,829      257,243    267,116
  Asia-Pacific......................................      76,752       66,759     71,070
                                                      ----------   ----------   --------
          Total.....................................  $1,135,290   $1,002,076   $802,066
                                                      ==========   ==========   ========
Operating Income
  United States.....................................  $   65,985   $   51,251   $ 40,608
  Americas, excluding the United States.............       2,906        1,519      1,170
  Europe............................................      29,440       30,815     26,046
  Asia-Pacific......................................       7,389        2,286        134
  Corporate expenses................................      (7,919)      (7,182)    (6,415)
                                                      ----------   ----------   --------
          Total.....................................  $   97,801   $   78,689   $ 61,543
                                                      ==========   ==========   ========
Identifiable Assets
  United States.....................................  $  545,144   $  523,635   $366,128
  Americas, excluding the United States.............       8,448       11,985      8,313
  Europe............................................     315,513      273,094    290,486
  Asia-Pacific......................................      60,458       53,832     49,424
                                                      ----------   ----------   --------
          Total.....................................  $  929,563   $  862,546   $714,351
                                                      ==========   ==========   ========

     In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131"), which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the reporting by public companies of information about operating segments in annual financial statements and for the first time, requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires the restatement of comparative information for earlier periods. Management has been evaluating the impact the new statement will have on future financial statement disclosures and has determined that the Company will have three reportable segments: Floorcovering Products and Related Services, Interior Fabrics, and Chemical and Specialty Products. Historically, the Company has not reported information concerning operating segments. The Company's future reportable segments are strategic business units that offer different products and services. The results of operations and financial position will be unaffected by implementation of the standard.

                        INTERFACE INC. AND SUBSIDIARIES

17.  QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

     The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's Class A Common Stock. The prices represent the reported high and low closing sale prices.

                                                                YEAR ENDED 1997
                                            -------------------------------------------------------
                                             FIRST         SECOND        THIRD          FOURTH
                                            QUARTER       QUARTER       QUARTER        QUARTER
                                            --------      --------      --------       --------
                                                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Net sales.................................  $257,345      $271,746      $297,352       $308,847
Gross profit..............................    82,913        89,404       100,653        106,586
Net income applicable to common
  shareholders............................     6,353         7,960        10,511         12,690
Basic earnings per common share...........      0.28          0.34          0.44           0.52
Diluted earnings per common share.........      0.27          0.33          0.42           0.51
Share prices:
  High....................................        25 5/8        25            30 5/8         31 5/8
  Low.....................................        18 1/2        21            22 1/8         25
Dividends per common share................     0.065         0.065         0.065          0.075

                                                                YEAR ENDED 1996
                                            -------------------------------------------------------
                                             FIRST         SECOND        THIRD          FOURTH
                                            QUARTER       QUARTER       QUARTER        QUARTER
                                            --------      --------      --------       --------
                                                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Net sales.................................  $205,017      $237,488      $275,041       $284,530
Gross profit..............................    62,913        74,664        87,460         92,584
Net income................................     3,708         6,025         7,581          9,081
Net income applicable to common
  shareholders............................     3,271         5,596         7,148          8,702
Basic earnings per common share...........      0.18          0.29          0.35           0.41
Diluted earnings per common share.........      0.18          0.29          0.33           0.40
Share prices:
  High....................................        17 3/8        15 1/2        17 1/8         20 1/2
  Low.....................................        12            11 5/8        13 7/16        16 1/8
Dividends per common share................      0.06          0.06          0.06          0.065

                        INTERFACE INC. AND SUBSIDIARIES

18.  SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL
STATEMENTS

                                                                   YEAR ENDED 1997
                                    ------------------------------------------------------------------------------
                                                                  INTERFACE, INC.    CONSOLIDATION
                                     GUARANTOR     NONGUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                    SUBSIDIARIES   SUBSIDIARIES    CORPORATION)         ENTRIES          TOTALS
                                    ------------   ------------   ---------------   ---------------   ------------
                                                                    (IN THOUSANDS)
Net sales.........................    $900,825       $347,735         $    --          $(113,270)      $1,135,290
Cost of sales.....................     640,308        228,696              --           (113,270)         755,734
                                      --------       --------         -------          ---------       ----------
          Gross profit on sales...     260,517        119,039              --                 --          379,556
Selling, general and
  administrative expenses.........     184,559         78,124          19,072                 --          281,755
                                      --------       --------         -------          ---------       ----------
          Operating income........      75,958         40,915         (19,072)                --           97,801
Other expense (income)
  Interest expense................      10,629          4,571          19,838                 --           35,038
  Other...........................      15,438          6,212         (20,158)                --            1,492
                                      --------       --------         -------          ---------       ----------
          Total other expense.....      26,067         10,783            (320)                --           36,530
                                      --------       --------         -------          ---------       ----------
          Income before taxes on
            income and equity in
            income of
            subsidiaries..........      49,891         30,132         (18,752)                --           61,271
Taxes on income...................      19,341         11,692          (7,276)                --           23,757
Equity in income of
  subsidiaries....................          --             --          48,991            (48,991)              --
                                      --------       --------         -------          ---------       ----------
Net income applicable to common
  shareholders....................    $ 30,550       $ 18,440         $37,515          $ (48,991)      $   37,514
                                      ========       ========         =======          =========       ==========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                   YEAR ENDED 1996
                                   -------------------------------------------------------------------------------
                                                                  INTERFACE, INC.    CONSOLIDATION
                                    GUARANTOR     NON-GUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                   SUBSIDIARIES   SUBSIDIARIES     CORPORATION)         ENTRIES          TOTALS
                                   ------------   -------------   ---------------   ---------------   ------------
                                                                   (IN THOUSANDS)
Net sales........................    $738,812       $406,020         $     --          $(142,756)      $1,002,076
Cost of sales....................     524,584        302,318               --           (142,447)         684,455
                                     --------       --------         --------          ---------       ----------
          Gross profit on
            sales................     214,228        103,702               --               (309)         317,621
Selling, general and
  administrative expenses........     152,484         69,227           17,221                 --          238,932
                                     --------       --------         --------          ---------       ----------
          Operating income.......      61,744         34,475          (17,221)              (309)          78,689
Other expense (income)
  Interest expense...............       8,679          5,263           18,830                 --           32,772
  Other..........................      10,380          4,001          (11,891)                --            2,490
                                     --------       --------         --------          ---------       ----------
          Total other expense....      19,059          9,264            6,939                 --           35,262
                                     --------       --------         --------          ---------       ----------
          Income before taxes on
            income and equity in
            income of
            subsidiaries.........      42,685         25,211          (24,160)              (309)          43,427
Taxes on income..................      13,029          8,842           (4,839)                --           17,032
Equity in income of
  subsidiaries...................          --             --           46,025            (46,025)              --
                                     --------       --------         --------          ---------       ----------
          Net income.............      29,656         16,369           26,704            (46,334)          26,395
Preferred stock dividends........          --             --            1,678                 --            1,678
                                     --------       --------         --------          ---------       ----------
Net income applicable to common
  shareholders...................    $ 29,656       $ 16,369         $ 25,026          $ (46,334)      $   24,717
                                     ========       ========         ========          =========       ==========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                   YEAR ENDED 1995
                                   -------------------------------------------------------------------------------
                                                                  INTERFACE, INC.    CONSOLIDATION
                                    GUARANTOR     NON-GUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                   SUBSIDIARIES   SUBSIDIARIES     CORPORATION)         ENTRIES          TOTALS
                                   ------------   -------------   ---------------   ---------------   ------------
                                                                   (IN THOUSANDS)
Net sales........................    $499,398       $411,462         $    246          $(109,040)      $  802,066
Cost of sales....................     351,209        308,994              193           (108,753)         551,643
                                     --------       --------         --------          ---------       ----------
          Gross profit on
            sales................     148,189        102,468               53               (287)         250,423
Selling, general and
  administrative expenses........      98,372         77,242           13,266                 --          188,880
                                     --------       --------         --------          ---------       ----------
          Operating income.......      49,817         25,226          (13,213)              (287)          61,543
                                     --------       --------         --------          ---------       ----------
Other expense (income)
  Interest expense...............       6,609          8,766           11,378                 --           26,753
  Other..........................      17,715         (7,817)          (6,784)                --            3,114
                                     --------       --------         --------          ---------       ----------
          Total other expense....      24,324            949            4,594                 --           29,867
                                     --------       --------         --------          ---------       ----------
          Income before taxes on
            income and equity in
            income of
            subsidiaries.........      25,493         24,277          (17,807)              (287)          31,676
Taxes on income..................      13,957          4,343           (6,964)                --           11,336
Equity in income of
  subsidiaries...................          --             --           31,470            (31,470)              --
                                     --------       --------         --------          ---------       ----------
          Income before
            extraordinary
            items................      11,536         19,934           20,627            (31,757)          20,340
          Extraordinary loss (net
            of tax)..............          --             --            3,512                 --            3,512
                                     --------       --------         --------          ---------       ----------
          Net income.............      11,536         19,934           17,115            (31,757)          16,828
Preferred stock dividends........          --             --            1,750                 --            1,750
                                     --------       --------         --------          ---------       ----------
Net income applicable to common
  shareholders...................    $ 11,536       $ 19,934         $ 15,365          $ (31,757)      $   15,078
                                     ========       ========         ========          =========       ==========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                      DECEMBER 28, 1997
                                       --------------------------------------------------------------------------------
                                                                     INTERFACE, INC.   CONSOLIDATION AND
                                        GUARANTOR     NONGUARANTOR       (PARENT          ELIMINATION      CONSOLIDATED
                                       SUBSIDIARIES   SUBSIDIARIES    CORPORATION)          ENTRIES           TOTALS
                                       ------------   ------------   ---------------   -----------------   ------------
                                                                        (IN THOUSANDS)
ASSETS
Current
  Cash...............................    $  4,362       $  6,501        $   (651)         $        --        $ 10,212
  Accounts receivable................     131,120         74,652         (27,795)                  --         177,977
  Inventories........................     105,193         52,437              --                   --         157,630
  Miscellaneous......................       8,521         15,768           5,132                   --          29,421
                                         --------       --------        --------          -----------        --------
          Total current assets.......     249,196        149,358         (23,314)                  --         375,240
Property and equipment, less
  accumulated depreciation...........     150,038         71,453           7,290                   --         228,781
Investments in subsidiaries..........     129,033         15,799         381,670             (526,502)             --
Miscellaneous........................     121,361         20,871         472,083             (567,370)         46,945
Excess of cost over net assets
  acquired...........................     182,652         92,087           3,858                   --         278,597
                                         --------       --------        --------          -----------        --------
                                         $832,280       $349,568        $841,587          $(1,093,872)       $929,563
                                         ========       ========        ========          ===========        ========
LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current
  Notes payable......................    $ 12,322       $  9,942        $     --          $        --        $ 22,264
  Accounts payable...................      40,158         38,363             758                   --          79,279
  Accrued expenses...................      42,647         36,443           8,453                   --          87,543
  Current maturities of long-term
     debt............................       1,742          1,009              --                   --           2,751
                                         --------       --------        --------          -----------        --------
          Total current
            liabilities..............      96,869         85,757           9,211                   --         191,837
Long-term debt, less current
  maturities.........................     240,475         44,423         321,169             (341,568)        264,499
Senior subordinated notes                      --             --         125,000                   --         125,000
Deferred income taxes................      12,852          3,483          12,538                   --          28,873
                                         --------       --------        --------          -----------        --------
          Total liabilities..........     350,196        133,663         467,918             (341,568)        610,209
Minority interests...................       2,989             --              --                   --           2,989
Series A redeemable preferred
  stock..............................      57,891             --              --              (57,891)             --
Common stock.........................      81,704        102,199           2,776             (183,903)          2,776
Additional paid-in capital...........     187,195         11,030         161,584             (198,225)        161,584
Retained earnings....................     158,027        122,120         212,298             (294,539)        197,906
Foreign currency translation
  adjustment.........................      (5,722)       (19,444)         (2,989)                  --         (28,155)
Treasury stock.......................          --             --              --              (17,746)        (17,746)
                                         --------       --------        --------          -----------        --------
                                         $832,280       $349,568        $841,587          $(1,093,872)       $929,563
                                         ========       ========        ========          ===========        ========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                 DECEMBER 29, 1996
                                  -------------------------------------------------------------------------------
                                                                 INTERFACE, INC.    CONSOLIDATION
                                   GUARANTOR     NON-GUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                  SUBSIDIARIES   SUBSIDIARIES     CORPORATION)         ENTRIES          TOTALS
                                  ------------   -------------   ---------------   ---------------   ------------
                                                                  (IN THOUSANDS)
ASSETS
Current
  Cash..........................    $  3,481       $  4,791         $    490         $        --       $  8,762
  Accounts receivable...........     124,118         61,479          (17,780)                 --        167,817
  Inventories...................     100,305         45,777              596                  --        146,678
  Miscellaneous.................       6,414         12,231           11,398                  --         30,043
                                    --------       --------         --------         -----------       --------
          Total current
            assets..............     234,318        124,278           (5,296)                 --        353,300
Property and equipment, less
  accumulated depreciation......     143,599         60,924            4,268                  --        208,791
Investments in subsidiaries.....     108,977         17,768          379,992            (506,737)            --
Miscellaneous...................     142,228         44,637          374,105            (509,585)        51,385
Excess of cost over net assets
  acquired......................     171,526         74,512            3,032                  --        249,070
                                    --------       --------         --------         -----------       --------
                                    $800,648       $322,119         $756,101         $(1,016,322)      $862,546
                                    ========       ========         ========         ===========       ========
LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current
  Notes payable.................    $ 11,685       $  3,233         $     --         $        --       $ 14,918
  Accounts payable..............      47,814         26,160              986                  --         74,960
  Accrued expenses..............      45,610         27,581           (2,272)                 --         70,919
  Current maturities of
     long-term debt.............       2,897             22               --                  --          2,919
                                    --------       --------         --------         -----------       --------
          Total current
            liabilities.........     108,006         56,996           (1,286)                 --        163,716
Long-term debt, less current
  maturities....................     234,697         42,756          299,156            (322,256)       254,353
Senior subordinated notes.......          --             --          125,000                  --        125,000
Deferred income taxes...........      12,936          1,009            9,539                  --         23,484
                                    --------       --------         --------         -----------       --------
          Total liabilities.....     355,639        100,761          432,409            (322,256)       566,553
Minority interest...............       3,125             --               --                  --          3,125
Series A redeemable preferred
  stock.........................      57,891             --           19,750             (57,891)        19,750
Common stock....................      81,704        102,199            2,535            (183,902)         2,536
Additional paid-in capital......     179,073         11,030          124,556            (190,102)       124,557
Retained earnings...............     127,477        103,678          181,219            (245,546)       166,828
Foreign currency translation
  adjustment....................      (4,261)         4,451           (4,368)              1,121         (3,057)
Treasury stock..................          --             --               --             (17,746)       (17,746)
                                    --------       --------         --------         -----------       --------
                                    $800,648       $322,119         $756,101         $(1,016,322)      $862,546
                                    ========       ========         ========         ===========       ========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                        YEAR ENDED 1997
                                         ------------------------------------------------------------------------------
                                                                       INTERFACE, INC.    CONSOLIDATION
                                          GUARANTOR     NONGUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                         SUBSIDIARIES   SUBSIDIARIES    CORPORATION)         ENTRIES          TOTALS
                                         ------------   ------------   ---------------   ---------------   ------------
                                                                         (IN THOUSANDS)
Cash flows from operating activities...    $ 29,585       $ 27,448        $ 17,690          $     --         $ 74,723
                                           --------       --------        --------          --------         --------
Cash flows from investing activities:
  Purchase of plant and equipment......     (25,062)       (10,177)         (3,415)               --          (38,654)
  Acquisitions, net of cash acquired...          --             --         (34,647)               --          (34,647)
  Other................................          --             --         (17,902)               --          (17,902)
                                           --------       --------        --------          --------         --------
                                            (25,062)       (10,177)        (55,964)               --          (91,203)
                                           --------       --------        --------          --------         --------
Cash flows from financing activities:
  Net borrowings (repayments)..........      (3,643)       (15,155)         37,155                --           18,357
  Proceeds from issuance of common
     stock.............................          --             --           6,414                --            6,414
  Cash dividends paid..................          --             --          (6,436)               --           (6,436)
                                           --------       --------        --------          --------         --------
                                             (3,643)       (15,155)         37,133                --           18,335
                                           --------       --------        --------          --------         --------
Effect of exchange rate changes on
  cash.................................          --           (405)             --                --             (405)
                                           --------       --------        --------          --------         --------
Net increase (decrease) in cash........         880          1,711          (1,141)               --            1,450
Cash at beginning of year..............       3,481          4,791             490                --            8,762
                                           --------       --------        --------          --------         --------
Cash at end of year....................    $  4,361       $  6,502        $   (651)         $     --         $ 10,212
                                           ========       ========        ========          ========         ========

                                                                        YEAR ENDED 1996
                                        -------------------------------------------------------------------------------
                                                                       INTERFACE, INC.    CONSOLIDATION
                                         GUARANTOR     NON-GUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                        SUBSIDIARIES   SUBSIDIARIES     CORPORATION)         ENTRIES          TOTALS
                                        ------------   -------------   ---------------   ---------------   ------------
                                                                        (IN THOUSANDS)
Cash flows from operating
  activities..........................    $ 31,207       $ 61,218         $(35,913)         $     --         $ 56,512
                                          --------       --------         --------          --------         --------
Cash flows from investing activities:
  Purchase of plant and equipment.....     (21,671)       (11,459)          (3,306)               --          (36,436)
  Acquisitions, net of cash
     acquired.........................          --             --          (30,151)               --          (30,151)
  Other...............................          --         (3,518)          (7,907)               --          (11,425)
                                          --------       --------         --------          --------         --------
                                           (21,671)       (14,977)         (41,364)               --          (78,012)
                                          --------       --------         --------          --------         --------
Cash flows from financing activities:
  Net borrowings (repayments).........      (7,550)       (46,718)          80,829                --           26,561
  Proceeds from issuance of common
     stock............................          --             --            2,916                --            2,916
  Cash dividends paid.................          --             --           (6,606)               --           (6,606)
                                          --------       --------         --------          --------         --------
                                            (7,550)       (46,718)          77,139                --           22,871
                                          --------       --------         --------          --------         --------
Effect of exchange rate changes on
  cash................................          --            130               --                --              130
                                          --------       --------         --------          --------         --------
Net increase (decrease) in cash.......       1,986           (347)            (138)               --            1,501
Cash at beginning of year.............       1,495          5,138              628                --            7,261
                                          --------       --------         --------          --------         --------
Cash at end of year...................    $  3,481       $  4,791         $    490          $     --         $  8,762
                                          ========       ========         ========          ========         ========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                        YEAR ENDED 1995
                                        -------------------------------------------------------------------------------
                                                                       INTERFACE, INC.    CONSOLIDATION
                                         GUARANTOR     NON-GUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                        SUBSIDIARIES   SUBSIDIARIES     CORPORATION)         ENTRIES          TOTALS
                                        ------------   -------------   ---------------   ---------------   ------------
                                                                        (IN THOUSANDS)
Cash flows from operating
  activities..........................    $ 14,926       $ 64,428         $ (3,402)         $     --         $ 75,952
                                          --------       --------         --------          --------         --------
Cash flows from investing activities:
  Purchase of plant and equipment.....     (30,880)        (9,886)          (1,357)               --          (42,123)
  Acquisitions, net of cash
     acquired.........................     (27,554)            --               --                --          (27,554)
  Other...............................      (6,474)       (15,219)          19,211                --           (2,482)
                                          --------       --------         --------          --------         --------
                                           (64,908)       (25,105)          17,854                --          (72,159)
                                          --------       --------         --------          --------         --------
Cash flows from financing activities:
  Net borrowings (repayments).........      34,092         31,926          (60,864)               --            5,154
  Proceeds from issuance of common
     stock............................          --             --              984                --              984
  Cash dividends paid.................          --             --           (6,132)               --           (6,132)
  Other...............................      17,862        (70,049)          52,187                --               --
                                          --------       --------         --------          --------         --------
                                            51,954        (38,123)         (13,825)               --                6
                                          --------       --------         --------          --------         --------
Effect of exchange rate changes on
  cash................................          --            (34)              --                --              (34)
                                          --------       --------         --------          --------         --------
Net increase (decrease) in cash.......       1,972          1,166              627                --            3,765
Cash at beginning of year.............        (477)         3,972                1                --            3,496
                                          --------       --------         --------          --------         --------
Cash at end of year...................    $  1,495       $  5,138         $    628          $     --         $  7,261
                                          ========       ========         ========          ========         ========