Form 10-K405, Exhibit 13
period 1999-01-03
INTERFACE INC
filed 1999-04-02
CIK 715787

Exhibit 13

                        INTERFACE, INC. AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FORWARD-LOOKING STATEMENTS
---------------------------------------------------------------------------
This report contains statements which may constitute "forward-looking statements" under applicable securities laws, including statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements are set forth in the Safe Harbor Compliance Statement for Forward-Looking Statements included as Exhibit
99.1 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1999, and are hereby incorporated by reference. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

GENERAL
---------------------------------------------------------------------------
For 1998, Interface, Inc. (the "Company") had net sales and net income of $1.281 billion and $46.4 million (excluding the 1998 restructuring charge), respectively. Including the restructuring charge, net income was $29.8 million. Net sales were made up of sales of floorcovering products (primarily modular and broadloom carpet) and related services ($1.019 billion), fabric sales ($213.3 million) and chemical and specialty product sales ($48.8 million), accounting for 79.5%, 16.7% and 3.8% of total sales, respectively. The Company achieved a compound annual growth rate in its net sales and net income (excluding the 1998 restructuring charge) of 15.3% and 29.6%, respectively, over the five-year period from 1994 to 1998.

     The Company's business, as well as the commercial interiors market in general, is somewhat cyclical in nature. The Company's strong financial performance in recent years is attributable in part to increased U.S. demand for its products and services, resulting from a recovery in the U.S. commercial office market which began in the mid-1990's. The commercial interiors market as a whole has experienced decreased demand levels in recent months. A significant sustained downturn in the market could impair the Company's growth.


     The Company's growth could also be impaired by international developments. Specifically, countries in the Asia-Pacific region have experienced weaknesses in their currency, banking and equity markets. These weaknesses have adversely affected demand for the Company's products. Excluding Australia, sales in the Asia-Pacific region represented only two percent of the Company's 1998 net sales.

     During the fourth quarter of 1998, the Company recorded a pre-tax restructuring charge in the amount of $25.3 million related to plant closures and consolidations of operations in Asia, Europe and the U.S., which resulted in an aggregate headcount reduction of approximately 287 salaried and hourly employees and the write-down and disposal of certain assets. The restructuring charge is comprised of $13.0 million of cash expenditures for severance benefits and relocation costs (of which $6.0 million remained unpaid at January 3, 1999 and is included in accrued expenses) and $12.3 million of non-cash charges, primarily for the write-down of impaired assets. The Company anticipates that the restructuring will be completed by the end of the third quarter 1999. The restructuring is expected to yield annual cost savings of approximately $8 million. Further discussion on the restructuring charge appears in the notes to the consolidated financial statements on pages 75-77.

RESULTS OF OPERATIONS
----------------------------------------------------------------------------
Net sales of $1.281 billion during 1998 is the highest level in the Company's history. The following table shows, as a percentage of net sales, certain items included in the Company's consolidated statements of income.


                                                   1998    1997     1996
-------------------------------------------------------------------------
Net sales                                         100.0%   100.0%  100.0%
  Cost of sales                                    66.2    66.6     68.3
------------------------------------------------------------------------
  Gross profit on sales                            33.8     33.4    31.7
Selling, general and administrative expense        24.8     24.8    23.8
Restructuring charge                                2.0        -       -
------------------------------------------------------------------------
  Operating income                                  7.0      8.6     7.9
Other expense                                       3.2      3.2     3.5
------------------------------------------------------------------------
  Income before taxes on income                     3.8     5.4      4.4
Taxes on income                                     1.5     2.1      1.8
------------------------------------------------------------------------
Net income                                          2.3      3.3     2.6
Preferred stock dividends                            -        -      0.1
------------------------------------------------------------------------
Net income applicable to common shareholders        2.3%     3.3%    2.5%
========================================================================


Fiscal 1998 Compared with Fiscal 1997
-------------------------------------
The Company's net sales increased $145.8 million (12.8%) compared with 1997. The increase was attributable primarily to increased sales volume (i) of floorcovering products in the U.K. as a result of the acquisition of Firth Carpets in the first quarter of 1998, (ii) of products and related services in the Company's U.S. floorcovering operations, due to increased demand for and increased market share of its modular carpet products, as well as additional sales generated by the Workplace Solutions services network, and (iii) in the Company's interior fabrics operations due to increased demand for the Company's lighter weight, higher margin fabric products, as well as the Camborne Holdings, Ltd. acquisition in June 1997. These increases were offset somewhat by decreased sales volume (i) in the Company's Asia-Pacific division due mostly to the economic turmoil in Asia, (ii) in the Company's architectural products division and (iii) of modular carpet products in the U.K. Additionally, net sales in the fourth quarter of 1998 were negatively impacted by moderating demand levels in the commercial interiors market as a whole, particularly in the U.K., which caused downward pressure on margins.

     Cost of sales as a percentage of net sales decreased to 66.2% in 1998 compared to 66.6% in 1997. The decrease was attributable to (i) economies of scale associated with increased sales volume in the Company's floorcovering and interior fabrics operations, (ii) decreased manufacturing costs in the Company's floorcovering and interior fabrics operations through the Company's QUEST waste reduction initiative, and (iii) a favorable product mix. The Company's interior fabrics business also experienced decreased manufacturing costs as a result of continued efficiencies generated from the new, state-of-the-art yarn manufacturing facility in Guilford, Maine.

     Selling, general and administrative expenses as a percentage of net sales was 24.8% in 1998, which is unchanged from 1997. The
Company's improved cost containment measures worldwide were offset by costs associated with the continued development of the Workplace
Solutions services network infrastructure and consulting and development expenses associated with the Year 2000 initiative.

     Other expense increased $4.1 million in 1998, due primarily to higher overall levels of debt incurred as a result of the Company's acquisitions.

     The effective tax rate was 39.3% for 1998, compared to 38.8% in 1997. The increase in the effective rate was primarily due to the effect of a decrease in income before tax in proportion to the amortization expense of the Company's goodwill, which is not deductible for tax purposes.



     As a result of the aforementioned factors, the Company's net income (before restructuring charge) increased 23.8% to $46.4 million versus $37.5 million in 1997. Including the restructuring charge, net income decreased 20.5% to $29.8 million.

Fiscal 1997 Compared with Fiscal 1996
-------------------------------------
The Company's net sales increased $133 million (13.3%) compared with 1996. The increase was attributable to increased sales volume (i) of products and related services in the Company's U.S. floorcovering operations, due to increased demand for and increased market share of its modular carpet products, as well as additional sales generated by the Workplace Solutions services network, (ii) of floorcovering products (in local currency) in Continental Europe and Asia-Pacific and (iii) in the Company's interior fabrics operations due to increased U.S. and foreign demand for and increased market share of its fabric products, as well as the acquisition of Camborne Holdings, Ltd. during the year. These increases were offset somewhat by a weakening of certain key currencies (particularly the Dutch guilder, British pound sterling and Japanese yen) against the U.S. dollar, the Company's reporting currency.

     Cost of sales as a percentage of sales decreased to 66.6% in 1997 compared to 68.3% in 1996. Decreased manufacturing costs through the Company's mass customization production strategy and its war-on-waste initiative, as well as a shift to higher margin products, were the primary factors fueling the increased manufacturing efficiencies in the Company's floorcovering operations. The Company's interior fabrics business also experienced decreased manufacturing costs as a result of continued efficiencies generated from the new, state-of-the-art yarn manufacturing facility in Guilford, Maine. Additionally, the Company continued to experience improved pricing in its floorcovering operations. These benefits were somewhat offset by the higher cost of sales of the floorcovering contractors in the Workplace Solutions services network.

     Selling, general and administrative expenses as a percentage of net sales increased to 24.8% in 1997 compared to 23.8% in 1996. The increase was attributable primarily to (i) the continued development of the Workplace Solutions network infrastructure, (ii) consulting and development expenses associated with the Year 2000 compliance initiative, and (iii) increased marketing and sampling expenses in the Company's floorcovering operations associated with the introduction of new products as the Company continues to implement a mass customization strategy in both its domestic and international operations. The increase was somewhat offset by the lower selling, general and administrative ratios of the floorcovering contractors in the Workplace Solutions network.


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

     As a result of the aforementioned factors, the Company's net income increased 42.1% to $37.5 million for fiscal 1997, compared to $26.4 for fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES
---------------------------------------------------------------------------
The Company's primary sources of cash over the last three fiscal years have been funds provided by operating activities, proceeds from the issuance (net of repurchases) of common stock, and proceeds from additional long-term debt. In 1998, operating activities generated
$71.9 million of cash compared with $74.7 million and $55.0 million in 1997 and 1996, respectively. The decrease in 1998 operating cash flows compared with 1997 was primarily caused by (i) a decrease in net income as a result of the restructuring charge and (ii) increased levels of inventory at year-end 1998.

     During 1998, the Company completed concurrent public offerings of $150 million aggregate principal amount of 7.3% Senior Notes due 2008 and 3.45 million shares of Class A Common Stock. The net proceeds of both offerings of $213.8 million were used to reduce amounts outstanding under the Company's senior credit facility, increase working capital and fund acquisitions.

     The Company amended its senior credit facility in 1998. The amendments, among other things, (i) eliminated the $120 million term portion of the facility, (ii) increased the revolving credit limit under the facility from $250 million to $300 million, and (iii) eliminated the requirement that the facility be secured by the pledge of the stock of the Company's operating subsidiaries. Further discussion of the credit facility and related borrowings is included in the notes to the consolidated financial statements on pages 66-67.

     The primary uses of cash during the last three fiscal years have been (i) acquisitions of businesses, (ii) additions to property and equipment at the Company's manufacturing facilities, and (iii) cash dividends. For the three years ended January 3, 1999, acquisitions of businesses required $136.3 million, the aggregate additions to property and equipment required cash expenditures of $120.3 million and dividends required $21.5 million.

     In 1998, the Company adopted a share repurchase program, pursuant to which it is authorized to repurchase up to 2,000,000 shares of Class A Common Stock in the open market over the next two years.
During the year, the Company repurchased an aggregate of 175,000 shares of Class A Common Stock under this program, at an average price of


$14.49 per share. Subsequent to year-end, the Company has repurchased an additional 793,000 shares of Class A Common Stock at an average price of $9.43 per share.

     At the end of fiscal 1998, the Company estimated capital expenditure requirements of approximately $35 million (excluding Year 2000 requirements) and had purchase commitments of approximately $7.3 million for 1999. The Company also intends to continue to selectively acquire companies and related product lines that complement its existing product lines and further its ability to provide total interior solutions for its customers. Management believes that cash provided by operations and long-term loan commitments will provide adequate funds for current commitments and other requirements in the foreseeable future.

Year 2000
---------------------------------------------------------------------------
As is the case with other companies using computers in their operations, the Company is faced with the task of addressing the Year
2000 issue. The Year 2000 issue arises from the widespread use of computer programs that rely on two-digit codes to perform computations or decision-making functions. The Company has done a comprehensive review of its computer programs to identify the systems that would be affected by the Year 2000 issue. The Company has retained IBM
Corporation to assist in its Year 2000 conversion process.

     The Company categorizes its systems into one of two categories: those that are linked to the Company's AS-400 computer network ("IT Systems"), and those that are not ("Non-IT Systems"). The Company currently estimates the total cost of modifying its IT Systems to be Year 2000 ready to be approximately $21.4 million. Of such amount, approximately $14 million is attributable to the cost of new hardware and software which will be required in connection with the global consolidation of the Company's management and financial accounting systems. This new equipment and upgraded technology will have a definable value lasting beyond the Year 2000. In these instances, where Year 2000 compliance is ancillary, the Company intends to capitalize and depreciate such costs. The remaining $7.4 million (based on current estimates) will be expensed as incurred. With respect to Non-IT Systems, the Company currently estimates the total cost of the modifications necessary to be Year 2000 ready to be approximately $2 million, although it could be more. The Company intends to fund these costs through operating cash flows.

     During 1998, the Company expensed approximately $4.6 million in regard to modifications of both IT Systems and Non-IT Systems. To date, the Company has expensed approximately $5.2 million in the aggregate in regard to such modifications. The Company does not separately track its internal costs related to Year 2000 compliance, the majority of which are compensation expenses for employees in its information technology department.


     With the exception of Asia-Pacific, the Company currently anticipates that the modifications to both its IT Systems and its Non-IT Systems will be completed by the end of August 1999, although it could be later. (Modifications to Non-IT Systems in Asia-Pacific will not be completed until the fourth quarter of 1999). The balance of 1999 will then be available for testing the modifications, as well as for training employees in the use of new hardware and software. The Company has not deferred in any material respect any of its other information technology projects to accommodate its Year 2000 compliance efforts.

     The Company is still in the process of reviewing its Year 2000 exposure to third party suppliers and customers. Surveys have been sent to critical suppliers and, in certain cases, on-site Year 2000 audits are being performed. The Company's most reasonably likely worst-case Year 2000 scenario is that a key supplier's systems will malfunction and, as a result, the Company will suffer a period of business interruption during which it is unable to meet related obligations to its customers. The Company is currently unaware of any Year 2000 problems faced by any suppliers which are likely to have a material adverse effect on the Company. However, many third parties are reluctant to provide detailed information concerning the status of their Year 2000 readiness, particularly if they have not completed an analysis of their systems.

     The Company is in the process of developing and implementing contingency plans in the event of supply problems. The principal contingencies under consideration include identifying and qualifying substitute suppliers for key materials, stockpiling certain critical supplies and pursuing long-term supply contracts providing the Company with preferential treatment in the event of shortages. These plans are targeted for completion by the end of the third quarter of 1999.

     The Company believes that no single customer represents so significant a portion of its revenues that failure on the part of such a customer to plan effectively for Year 2000 would materially impact the Company's financial condition. In addition, the Company believes that the diversity of its customer base minimizes the potential financial impact of such an event. However, if broad customer buying trends are reduced due to Year 2000 issues, the Company's revenues could be adversely affected.

     There can be no guarantee that the foregoing cost estimates or deadlines will be achieved and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability to locate and correct all relevant computer codes, and the ability of suppliers, customers and other companies on which the Company relies to modify or convert their systems to be Year 2000 compliant. This risk is particularly acute with respect to non-U.S. third parties, as it is widely reported that many non-U.S. businesses and governments are not addressing their Year 2000 issues on a timely basis.


EURO CONVERSION
---------------------------------------------------------------------------
A single currency called the euro was introduced in Europe on January 1, 1999. Eleven of the fifteen member countries of the European Union adopted the euro as their common legal currency as of that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the euro were established as of that date. The legacy currencies will remain legal tender as denominations of the euro until at least January 1, 2002 (but not later than July 1, 2002). During this transition period, parties may settle transactions using either the euro or a participating country's legacy currency.

     The increased price transparency resulting from the use of a single currency in the eleven participating countries may affect the ability of the Company to price its products differently in various European markets.

     Introduction of the euro may reduce the amount of the Company's exposure to changes in foreign exchange rates, due to the netting effect of having assets and liabilities denominated in a single currency as opposed to the various legacy currencies. As a result, the Company's foreign exchange hedging costs could be reduced in the future. Conversely, because there will be less diversity in the Company's exposure to foreign currencies, movements in the euro's value in U.S. dollars could have a more pronounced effect, whether positive or negative.

     Certain of the Company's business functions have introduced euro-capability as of January 1, 1999, including, for example, systems for making and receiving certain payments, pricing and invoicing. Other business functions will be converted for the euro by the end of the transition period (December 31, 2001), but may be converted earlier where operationally efficient or cost-effective, or to meet customer needs. The Company does not expect the costs associated with these modifications to have a material adverse effect on future operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
---------------------------------------------------------------------------
Market Risk
-----------
As a result of the scope and volume of its global operations, the Company is exposed to an element of market risk from changes in interest rates and foreign currency exchange rates. The Company's results of operations and financial condition could be impacted by this risk. The Company manages its exposure to market risk through its regular operating and financial activities and, to the extent appropriate, through the use of derivative financial instruments.


     The Company employs derivative financial instruments as risk management tools and not for speculative or trading purposes. The Company monitors the use of derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. The Company has established strict counterparty credit guidelines and only enters into transactions with financial institutions with a rating of investment grade or better. As a result, the Company considers the risk of counterparty default to be minimal.

     Interest Rate Market Risk Exposure. Changes in interest rates
     ----------------------------------
affect the interest paid on certain of the Company's debt. To mitigate the impact of fluctuations in interest rates, management of the Company has developed and implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company maintains the fixed/variable rate mix within these parameters either by borrowing on a fixed-rate basis or entering into interest rate swap transactions. In the interest rate swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR. The interest rate swap agreements generally have maturity dates ranging from fifteen to twenty-four months.

     At January 3, 1999, the Company had utilized interest rate swap agreements to effectively convert approximately $43.7 million of variable rate debt to fixed rate debt, compared to $64.5 million at December 28, 1997. The Company anticipates that for fiscal 1999 it will utilize swap agreements or other derivative financial instruments to convert variable rate to fixed rate debt in amounts not materially different from those converted in past fiscal years.

     Foreign Currency Exchange Market Risk Exposure. A significant
     ----------------------------------------------
portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. The Company manufactures its products in the U.S., Canada, England, Northern Ireland, the Netherlands, Australia and Thailand, and sells its products in more than 100 countries. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are exposed to changes in exchange rates between the U.S. dollar and many other currencies, including the Dutch guilder, British pound sterling, German mark, French franc, Canadian dollar, Australian dollar, Thai baht, Japanese yen, and, beginning in 1999, the euro. When the U.S. dollar strengthens against a foreign currency, the value of anticipated sales in those currencies decreases, and vice-versa. Additionally, to the extent the Company's foreign operations with functional currencies other than the U.S. dollar transact business in countries other than the


U.S., exchange rate changes between two foreign currencies could ultimately impact the Company. Finally, because the Company reports in U.S. dollars on a consolidated basis, foreign currency exchange fluctuations can have a translation impact on the Company's financial position.

     To mitigate the short-term effect of changes in currency exchange rates on the Company's sales denominated in foreign currencies, the Company regularly hedges by entering into currency swap contracts to hedge certain firm sales commitments denominated in foreign currencies. In these currency swap agreements, the Company and a counterparty financial institution exchange equal initial principal amounts of two currencies at the spot exchange rate. Over the term of the swap contract, the Company and the counterparty exchange interest payments in their swapped currencies. At maturity, the principal amount is reswapped, at the contractual exchange rate. At January 3, 1999, the contracts served to hedge firmly committed sales in Dutch guilders and Japanese yen. The contracts generally have maturity dates of fifteen to twenty four months.

     At January 3, 1999, the Company had approximately $10.5 million (notional amount) of foreign currency hedge contracts outstanding, as compared to $14.5 million at December 28, 1997. The Company expects to hedge a comparable notional amount for fiscal 1999. The Company, as of January 3, 1999, recognized a $3.5 million decrease in its foreign currency translation adjustment account compared to December 28, 1997, because of the weakening of certain currencies against the U.S. dollar. The decrease was associated primarily with the Company's investments in certain foreign subsidiaries located within continental Europe.

Sensitivity Analysis
--------------------
For purposes of specific risk analysis, the Company uses sensitivity analysis to measure the impact that market risk may have on the fair values of the Company's market sensitive instruments.

     To perform sensitivity analysis, the Company assesses the risk of loss in fair values associated with the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market value of instruments affected by interest rate and foreign currency exchange rate risk is computed based on the present value of future cash flows as impacted by the changes in the rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at January 3, 1999. The market values that result from these computations are compared with the market values of these financial instruments at January 3, 1999. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.


     Interest Rate Risk. Based on a hypothetical immediate 150 basis
     ------------------
point increase in interest rates, with all other variables held constant, the market value of the Company's fixed rate long-term debt would be impacted by a net decrease of $15.7 million. Conversely, a 150 basis point decrease in interest rates would result in a net increase in the market value of the Company's fixed rate long-term debt of $25.9 million.

     Foreign Currency Exchange Rate Risk. As of January 3, 1999, a 10%
     ------------------------------------
movement in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of the Company's financial instruments of $1.3 million or an increase in the fair value of the Company's financial instruments of $1.1 million. As the impact of offsetting changes in the fair market value of the Company's net foreign investments is not included in the sensitivity model, these results are not indicative of the Company's actual exposure to foreign currency exchange risk.

RECENT ACCOUNTING PRONOUNCEMENTS
---------------------------------------------------------------------------
During 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, the foreign currency translation adjustment and the minimum pension liability adjustment. The adoption of SFAS 130 had no impact on total shareholders' equity.

     During 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in their financial statements. The standard defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker aggregates operating segments based on the type of products produced by the segment. Based on the quantitative thresholds specified in SFAS 131, the Company has determined that it has two reportable segments. The two reportable segments are Floorcovering Products/Services and Interior Fabrics. The Floorcovering Products/Services segment manufactures, installs and services commercial, modular and broadloom carpet while the Interior Fabrics segment manufactures panel and upholstery fabrics.


     During 1998, the Company adopted SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revised employers' disclosures about pension and other postretirement benefit plans but does not change measurement or recognition of those plans. Also, SFAS 132 requires additional information on changes in the benefit obligations and fair value of plan assets.

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. The Company will designate each derivative as belonging to one of several possible categories, based on the intended use of the derivative. The recognition of changes in fair value of a derivative that affect the income statement will depend on the intended use of the derivative. If the derivative does not qualify as a hedging instrument, the gain or loss on the derivative will be recognized currently in earnings. If the derivative qualifies for special hedge accounting, the gain or loss on the derivative will either (i) be recognized in income along with an offsetting adjustment to the basis of the item being hedged or (ii) be deferred in other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company currently plans to adopt SFAS 133 on January 3, 2000. The Company is in the process of determining the impact that the adoption of SFAS 133 will have on its results of operations and financial position.

     During 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the costs of start-up activities, including organization costs, be expensed as incurred. The guidance requires that the initial application should be reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company is planning to adopt the provision of SOP 98-5 in fiscal year 1999. The Company is taking steps to meet the requirements of SOP 98-5 and expects that it will not have a material impact on the financial position and results of operations of the Company.


                   INTERFACE, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME
                       AND COMPREHENSIVE INCOME

Consolidated Statements of Income

                                                             Fiscal Year Ended
                                                --------------------------------------------
(in thousands, except share data)                   1998              1997            1996
--------------------------------------------------------------------------------------------
Net sales                                       $1,281,129       $1,135,290       $1,002,076
Cost of sales                                      847,660          755,734          684,455
--------------------------------------------------------------------------------------------
Gross profit on sales                              433,469          379,556          317,621
Selling, general and administrative expenses       318,495          281,755          238,932
Restructuring charge                                25,283                -                -
Operating income                                    89,691           97,801           78,689
--------------------------------------------------------------------------------------------
Other expense
  Interest expense                                  36,705           35,038           32,772
  Other                                              3,875            1,492            2,490
--------------------------------------------------------------------------------------------
     Total other expense                            40,580           36,530           35,262
--------------------------------------------------------------------------------------------
Income before taxes on income                       49,111           61,271           43,427
Taxes on income                                     19,288           23,757           17,032
--------------------------------------------------------------------------------------------
     Net income                                     29,823           37,514           26,395
Preferred stock dividends                                -                -            1,678
--------------------------------------------------------------------------------------------
     Net income applicable to
      common shareholders                       $   29,823       $   37,514       $   24,717
============================================================================================
Earnings per common share<F1>
  Basic                                         $     0.58       $     0.79       $     0.62
============================================================================================
  Diluted                                       $     0.56       $     0.76       $     0.60
============================================================================================

Consolidated Statements of Comprehensive Income

                                                          Fiscal Year Ended
                                                 -----------------------------------------
(in thousands)                                    1998              1997             1996
------------------------------------------------------------------------------------------
Net income                                      $29,823          $ 37,514         $ 26,395
Other comprehensive income
 Foreign currency translation adjustment         (3,513)          (25,098)          (6,612)
 Minimum pension liability adjustment            (6,399)                -                -
------------------------------------------------------------------------------------------
Comprehensive income                            $19,911          $ 12,416         $ 19,783
==========================================================================================

See accompanying notes to consolidated financial statements.

<F1>Earnings per share have been restated to reflect a two-for-one stock split in June 1998.


                   INTERFACE, INC. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)                        1998           1997
----------------------------------------------------------------------------
ASSETS
Current assets
  Cash                                             $    9,910       $  10,212
  Accounts receivable                                 194,803         177,977
  Inventories                                         199,338         157,630
  Prepaid expenses                                     26,607          24,265
  Deferred income taxes                                 7,866           5,156
-----------------------------------------------------------------------------
   Total current assets                               438,524         375,240
Property and equipment                                245,312         228,781
Miscellaneous                                          50,059          46,945
Excess of cost over net assets acquired               302,969         278,597
-----------------------------------------------------------------------------
                                                   $1,036,864       $ 929,563
=============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Notes payable                                   $   26,855      $   22,264
   Accounts payable                                    80,154          79,279
   Accrued expenses                                   115,317          87,543
   Current maturities of long-term debt                 2,786           2,751
-----------------------------------------------------------------------------
     Total current liabilities                        225,112         191,837
Long-term debt, less current maturities               112,651         264,499
Senior notes                                          150,000               -
Senior subordinated notes                             125,000         125,000
Deferred income taxes                                  23,482          28,873
-----------------------------------------------------------------------------
     Total liabilities                                636,245         610,209
Minority interest                                       1,795           2,989
Shareholders' equity
   Preferred stock                                          -               -
   Common stock                                         5,983           2,776
   Additional paid-in capital                         231,959         161,584
   Retained earnings                                  219,230         197,906
   Foreign currency translation adjustment            (31,668)        (28,155)
   Minimum pension liability adjustment                (6,399)              -
   Treasury stock, 7,375,000 Class A shares, at cost  (20,281)        (17,746)
-----------------------------------------------------------------------------
        Total shareholders' equity                    398,824         316,365
-----------------------------------------------------------------------------
                                                   $1,036,864       $ 929,563
=============================================================================

See accompanying notes to consolidated financial statements.

                   INTERFACE, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                 Fiscal Year Ended
                                                    ------------------------------------------
(in thousands)                                          1998              1997            1996
----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                          $ 29,823         $  37,514        $ 26,395
Adjustments to reconcile net income
  to cash provided by operating activities
Depreciation and amortization                         42,586            38,605          35,305
Restructuring charge                                  12,265                 -               -
Deferred income taxes                                 (8,362)            7,849           5,438
Working capital changes
  Accounts receivable                                  4,972           (16,386)        (17,465)
  Inventories                                        (21,296)          (16,233)         (2,199)
  Prepaid expenses                                     3,235            (2,273)         (6,870)
  Accounts payable and accrued expenses                8,677            25,647          14,419
----------------------------------------------------------------------------------------------
                                                      71,900            74,723          55,023
----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                 (45,227)          (38,654)        (36,436)
Acquisitions of businesses                           (71,504)          (34,647)        (30,151)
Other                                                (16,485)          (17,902)        (11,425)
----------------------------------------------------------------------------------------------
                                                    (133,216)          (91,203)        (78,012)
----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Borrowings on long-term debt                         198,080           153,624         154,224
Principal repayments on long-term debt              (343,607)         (142,884)       (107,561)
Proceeds from issuance of senior notes               146,991                 -               -
Expenditures under share repurchase program           (2,535)                -               -
Borrowings (repayments) under lines of credit           (684)            7,617         (20,102)
Proceeds from issuance of common stock                70,630             6,414           2,916
Dividends paid                                        (8,499)           (6,436)         (6,606)
----------------------------------------------------------------------------------------------
                                                      60,376            18,335          22,871
----------------------------------------------------------------------------------------------
Net cash provided (used) by operating,
  investing, and financing activities                   (940)            1,855            (118)
Effect of exchange rate changes on cash                  638              (405)            130
----------------------------------------------------------------------------------------------
CASH
Net increase (decrease)                                 (302)            1,450              12
Balance, beginning of year                            10,212             8,762           8,750
----------------------------------------------------------------------------------------------
Balance, end of year                                 $  9,910         $ 10,212        $  8,762
==============================================================================================

See accompanying notes to consolidated financial statements.

                      INTERFACE, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------------------------------
Nature of Operations
--------------------
The Company is a recognized leader in the worldwide commercial interiors market, offering floorcoverings, fabrics, specialty products and services. The Company manufactures modular and broadloom carpet focusing on the high quality, designer-oriented sector of the market and provides specialized carpet replacement, installation, and maintenance services. The Company also produces interior fabrics and upholstery products, and provides chemicals used in various rubber and plastic products. Additionally, the Company licenses Intersept(r), a proprietary antimicrobial used in a host of interior finishes;
sponsors the Envirosense(r) Consortium in its mission to address workplace environmental issues; and markets low-profile and multiple plenum raised/access flooring systems.

Principles of Consolidation
---------------------------
The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions are eliminated.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for returns, bad debts, product claims reserves, inventory obsolescence and the length of product life cycles, accruals associated with restructuring activities, income tax exposures, excess of cost over net assets acquired and fixed asset lives. Actual results could vary from these estimates.

Inventories
-----------
Inventories are valued at the lower of cost (standards which approximate actual cost on a first-in, first-out basis) or market.

Property and Equipment
----------------------
Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: buildings and improvements-ten to fifty years; furniture and equipment-three to twelve years. Interest costs for the construction/development of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of approximately $1.0 million, $0.4 million, and $0.1 million for the years ended 1998, 1997, and 1996, respectively. Depreciation expense amounted to approximately


$31.9 million, $25.7 million, and $25.0 million for the years ended 1998, 1997, and 1996, respectively.

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Excess of Cost Over Net Assets Acquired
---------------------------------------
Excess of cost over net assets acquired is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. Excess of cost over net assets acquired is amortized on a straight-line basis over the periods benefited, principally twenty-five to forty years. Accumulated amortization amounted to approximately $59.7 million and $51.5 million at January 3, 1999 and December 28, 1997, respectively.

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

Taxes on Income
---------------
The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in tax laws or rates. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized as income or expense in the period that includes the enactment date.

Revenue Recognition
-------------------
Revenue is recognized on the sale of products or services when the products are shipped or the services performed, all significant contractual obligations have been satisfied, and the collection of the resulting receivable is reasonably assured. Revenues and estimated profits on long-term performance contracts are recognized under the percentage of completion method of accounting using the cost-to-cost methodology. Profit estimates are revised periodically based upon changes in facts. Any losses identified on contracts are recognized immediately.

Cash, Cash Equivalents, and Short-Term Investments
--------------------------------------------------
Highly liquid investments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months and less than one year are classified as short-term investments.

     At January 3, 1999 and December 28, 1997, checks issued against future deposits totaled approximately $10.1 million and $12.8 million, respectively. Cash payments for interest amounted to approximately $30.7 million, $33.8 million, and $27.8 million for the years ended 1998, 1997, and 1996, respectively. Income tax payments amounted to approximately $17.3 million, $18.2 million, and $9.8 million for the years ended 1998, 1997, and 1996, respectively.

Fair Values of Financial Instruments
------------------------------------
Fair values of cash and cash equivalents, short-term investments and short-term debt approximate cost due to the short period of time to maturity. Fair values of long-term investments, debt, swaps, forward currency contracts and currency options are based on quoted market prices or pricing models using current market rates.

Translation of Foreign Currencies
---------------------------------
The financial position and results of operations of the Company's foreign subsidiaries are measured generally using local currencies as the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each year-end. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded in the foreign currency translation adjustment account. In the event of a divestiture of a foreign subsidiary, the related foreign currency translation results are reversed from equity to income. Foreign currency exchange gains and losses, which are not material, are included in income.

Derivative Financial Instruments
--------------------------------
The Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. The Company does not enter into derivative financial instruments for speculative purposes. Derivatives, used as a part of the Company's risk management strategy, are designated at inception as hedges, and are measured for effectiveness both at inception and on an ongoing basis. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains or losses related to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.


Fiscal Year
-----------
The Company's fiscal year is the 52 or 53 week period ending on the Sunday nearest December 31. All references herein to "1998," "1997," and "1996" mean the fiscal years ended January 3, 1999, December 28, 1997, and December 29, 1996, respectively. Fiscal year 1998 was comprised of 53 weeks.

Recent Accounting Pronouncements
--------------------------------
During 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, the foreign currency translation adjustment and the minimum pension liability adjustment. The adoption of SFAS 130 had no impact on total shareholders' equity.

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. The Company will designate each derivative as belonging to one of several possible categories, based on the intended use of the derivative. The recognition of changes in fair value of a derivative that affect the income statement will depend on the intended use of the derivative. If the derivative does not qualify as a hedging instrument, the gain or loss on the derivative will be recognized currently in earnings. If the derivative qualifies for special hedge accounting, the gain or loss on the derivative will either (i) be recognized in income along with an offsetting adjustment to the basis of the item being hedged or (ii) be deferred in other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company currently plans to adopt SFAS 133 on January 3, 2000. The Company is in the process of determining the impact that the adoption of SFAS 133 will have on its results of operations and financial position.

     During 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the costs of start-up activities, including organization costs, be expensed as incurred. The guidance requires that the initial application should be reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company is planning to adopt the provision of SOP 98-5 in fiscal year 1999. The Company is taking steps to meet the requirements of SOP 98-5 and expects that it will not have a material impact on the financial position and results of operations of the Company.


BUSINESS ACQUISITIONS AND DIVESTITURES
---------------------------------------------------------------------------
On December 30, 1997, the Company completed the acquisition of the European carpet business of Readicut International plc ("Readicut").
The acquired portion of Readicut was essentially comprised of two operating companies: Firth Carpets Ltd., based in Brighouse, West
Yorkshire, U.K., a leading manufacturer of high quality woven and tufted carpet primarily for the contract markets and Joseph Hamilton Seaton, Ltd., based in Birmingham, U.K., a distributor of private label carpet. As consideration, the Company paid $54.6 million in cash. The transaction was accounted for as a purchase, and accordingly, the results of operations of the acquired companies since their acquisition date have been included within the consolidated financial statements. The purchase price exceeded the fair value of the net assets acquired by approximately $15.2 million, and is being amortized over 40 years.

     The following summarized unaudited pro forma financial
information assumes the acquisition occurred at December 30, 1996. The information for 1998 reflects actual results as the acquisition actually occurred on the first day of the year. For the year ended January 3, 1999, the acquired businesses of Readicut recorded a net loss of $3.3 million.
                                           Fiscal Year Ended
                                    -------------------------
(in thousands, except share data)         1998           1997
-------------------------------------------------------------
Net sales                           $1,281,129     $1,241,526
Net income                              29,823         38,569
Diluted earnings per common share          .56            .79
-------------------------------------------------------------

The amounts for 1997 are based upon certain assumptions and estimates and do not reflect any benefit from economies which might be achieved from combined operations. The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

     As part of the Readicut transaction, the Company also acquired a 40% interest in Vebe Floorcoverings BV, located in the Netherlands, a leading manufacturer of needle punch carpet. The Company accounts for its interest in the joint venture using the equity method of accounting.

     During 1998, the Company acquired four floorcovering contractors, four carpet maintenance companies, two additional service companies, and a raised/access flooring manufacturer, all located in the U.S. The Company also purchased the vinyl floorcoverings business of Scan-Lock A/S located in Denmark and Glenside Fabrics Limited, a manufacturer of upholstery fabrics, located in Meltham, U.K. As consideration for the acquisitions, the Company issued common stock valued at approximately $1.0 million, $16.9 million in cash, and $.2 million in a note receivable. All transactions have been accounted for as purchases, and accordingly, the results of operations of the acquired companies since

their acquisition dates have been included within the consolidated financial statements. The excess of the purchase price over the fair value of the net assets acquired was approximately $11.7 million and is being amortized over periods of 25 to 40 years.

     During 1997, the Company sold certain assets related to the commercial manufacture of zinc diacrylate, a chemical compound used in the production of golf balls, for $14.1 million in cash. An immaterial gain was realized on the sale. The Company generated 1997 sales of $7.9 million and operating income of $1.1 million related to the manufacture of this chemical compound.

     During 1997, the Company acquired 100% of the outstanding capital stock of five floorcovering contractors located in the U.S. and one floorcovering contractor located in Queensland, Australia. These contractors are engaged primarily in the installation of commercial floorcoverings. As consideration, the Company issued common stock valued at approximately $3.5 million and paid $11.1 million in cash. All transactions have been accounted for as purchases, and accordingly, the results of operations of the acquired companies since their acquisition dates have been included within the consolidated financial statements. The excess of the purchase price over the fair value of the net assets acquired was approximately $17.5 million and is being amortized over 25 years.

     During 1997, the Company also acquired 100% of the outstanding capital stock of Camborne Holdings, Ltd., a manufacturer of interior fabrics based in West Yorkshire, U.K., for approximately $19.9 million, which was comprised of $17.1 million in cash and common stock valued at approximately $2.8 million. The transaction was accounted for as a purchase. The results of operations of Camborne have been included within the consolidated financial statements since the acquisition date. The excess of the purchase price over the fair value of the assets was approximately $16.8 million and is being amortized over 40 years.

RECEIVABLES
---------------------------------------------------------------------------
The Company maintains an agreement with a financial institution to sell a participating interest in a designated pool of commercial receivables in amounts up to $65 million. Under the agreement, a participating interest in new receivables is sold as previous receivables are collected. The uncollected receivables sold at January 3, 1999 and December 28, 1997 amounted to $45.6 million and $49.6 million, respectively.



     The Company has adopted credit policies and standards intended to reduce the inherent risk associated with potential increases in its concentration of credit risk due to increasing trade receivables from sales to owners and users of commercial office facilities and with specifiers such as architects, engineers and contracting firms. Management believes that credit risks are further moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. As of January 3, 1999 and December 28, 1997, the allowance for bad debts amounted to approximately $7.8 million and $7.4 million, respectively, for all accounts receivable of the Company.

INVENTORIES
---------------------------------------------------------------------------
Inventories are summarized as follows:
(in thousands)                                  1998       1997
---------------------------------------------------------------
Finished goods                              $123,941  $  91,016
Work-in-process                               31,908     29,094
Raw materials                                 43,489     37,520
---------------------------------------------------------------
                                            $199,338  $ 157,630
===============================================================

PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------
Property and equipment consisted of the following:
(in thousands)                                  1998       1997
---------------------------------------------------------------
Land                                       $  14,669  $  12,485
Buildings                                    136,105    130,450
Equipment                                    313,039    264,656
Construction-in-progress                      16,813      6,890
---------------------------------------------------------------
                                             480,626    414,481
Accumulated depreciation                    (235,314)  (185,700)
---------------------------------------------------------------
                                           $ 245,312  $ 228,781
===============================================================

The estimated cost to complete construction in progress for which the Company was committed at January 3, 1999 was approximately $7.3 million.


ACCRUED EXPENSES
---------------------------------------------------------------------------
Accrued expenses are summarized as follows:
(in thousands)                                1998             1997
-------------------------------------------------------------------
Taxes                                    $  22,210        $  21,482
Compensation                                40,252           25,671
Interest                                     5,100            3,813
Other                                       47,755           36,577
-------------------------------------------------------------------
                                         $ 115,317        $  87,543
===================================================================

BORROWINGS
----------------------------------------------------------------------------
Long-Term Debt
Long-term debt consisted of the following:

                                             Interest rate
(in thousands)                              at January 3, 1999         1998             1997
---------------------------------------------------------------------------------------------
Senior term loans                                          -       $      -         $ 100,000
Revolving credit facilities
   U.S. dollar                                          5.6%         45,000           116,100
   Japanese yen                                         1.3%          8,957             7,669
   British pound sterling                               7.1%         41,478            20,028
   Dutch guilder                                        4.2%          5,318             2,504
Other                                            (3.0 - 7.8%)        14,684            20,949
---------------------------------------------------------------------------------------------
Total long-term debt                                                115,437           267,250
Less current maturities                                              (2,786)           (2,751)
---------------------------------------------------------------------------------------------
                                                                   $112,651          $264,499
=============================================================================================

The Company maintains an unsecured $300 million revolving credit facility which matures June 30, 2003. Interest is charged at varying rates based on the Company's ability to meet certain performance criteria.

     The facility requires prepayment from specified excess cash flows or proceeds from certain asset sales and provides for restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and limit the payment of dividends. Long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

     Future maturities of long-term debt are based on fixed payments (amounts could be higher if excess cash flows or asset sales require prepayment of debt under the credit agreements). Annual maturities (in thousands of dollars) of long-term debt outstanding at January 3, 1999 are as follows: 1999-$2,786; 2000-$2,781; 2001-$637; 2002-$7,010;
2003-$101,238; 2004 and beyond-$985.


7.3% Senior Notes
-----------------

In April of 1998, the Company issued $150 million in 7.3% Senior Notes due 2008. Interest is payable semi-annually on April 1 and October 1.

     The Senior Notes are unsecured, senior subordinated notes and are guaranteed, jointly and severally, by certain of the Company's domestic subsidiaries. The Senior Notes are redeemable, in whole or in part, at the option of the Company, at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present value of the remaining scheduled payments, discounted on a semi-annual basis at the treasury rate plus 50 basis points, plus, in the case of each of (i) and (ii) above, accrued interest to the date of redemption. At January 3, 1999, the estimated fair value of these notes was approximately $152.9 million.

9.5% Senior Subordinated Notes
------------------------------
The Company has outstanding $125 million in 9.5% Senior Subordinated Notes due 2005. Interest is payable semi-annually on May 15 and November 15.

     The Notes are guaranteed, jointly and severally, on an unsecured senior subordinated basis by certain of the Company's domestic subsidiaries. The Notes are redeemable for cash at any time on or after November 15, 2000 at the Company's option, in whole or in part, initially at a redemption price equal to 104.75% of the principal amount, declining to 100% of the principal amount on November 15, 2003, plus accrued interest thereon to the date fixed for redemption. At January 3, 1999 and December 28, 1997, the estimated fair value of these notes was approximately $130.5 million and $132.5 million, respectively.

Short-term Borrowings
---------------------
In addition to the amounts available under the revolving credit facility described above, the Company maintains approximately $60.5 million in complementary revolving lines of credit through several of its subsidiaries. Interest is generally charged at rates from 5% to 8%. The weighted average interest rate for 1998 related to the complimentary lines was approximately 7.8%. Approximately $26.8 million and $22.3 million was outstanding under these lines at January 3, 1999 and December 28, 1997, respectively.

PREFERRED STOCK
---------------------------------------------------------------------------
The Company is authorized to create and issue up to 5,000,000 shares of $1.00 par value Preferred Stock in one or more series and to determine the rights and preferences of each series, to the extent permitted by the Articles of Incorporation, and to fix the terms of such preferred stock without any vote or action by the shareholders.
The issuance of any series of preferred stock may have an adverse effect on the rights of holders of common stock, and could decrease the amount of earnings and assets available for distribution to

holders of common stock. In addition, any issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company.

Series A Cumulative Convertible Preferred Stock
-----------------------------------------------
In June 1993, the Company issued 250,000 shares of Series A Cumulative Convertible Preferred Stock with a face value of $100 per share. During the period from September 1996 through January 1997, the Series A Cumulative Convertible Preferred Stock was converted into an aggregate of 3,431,800 shares of the Company's Class A Common Stock.

Preferred Share Purchase Rights
-------------------------------
During the year, the Board of Directors of the Company declared a dividend of one purchase right (a "Right") to be distributed in respect of each outstanding share of Common Stock, payable to shareholders of record as of March 16, 1998. Each right entitles the registered holder to purchase from the Company one two-hundredth of a share (a "Unit") of newly created Series B Participating Cumulative Preferred Stock (the "Series B Preferred Stock").

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of Common Stock or if other specified events occur without the Rights having been redeemed or in the event of an exchange of the rights for Common Stock as permitted under the Shareholder Rights Plan.

     The dividend and liquidation rights of the Series B Preferred
Stock are designed so that the value of one one-hundredth of a share of Series B Preferred Stock issuable upon exercise of each Right will approximate the same economic value as one share of Common Stock, including voting rights. The exercise price per right is $90, subject to adjustment. Shares of Series B Preferred Stock will entitle the holder to a minimum preferential dividend of $1.00 per share, but will entitle the holder to an aggregate dividend payment of 200 times the dividend declared on each share of Common Stock. In the event of liquidation, each share of Series B Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00, plus accrued and unpaid dividends and distributions thereon, but will be entitled to an aggregate payment of 200 times the payment made per share of Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged for or changed into other stock or securities, cash or other property, each share of Series B Preferred Stock will be entitled to receive 200 times the amount received per share of Common Stock. Series B
Preferred Stock is not convertible into Common Stock.


     Each share of Series B Preferred Stock will be entitled to 200 votes on all matters submitted to a vote of the shareholders of the Company, and shares of Series B Preferred Stock will generally vote together as one class with the Common Stock and any other voting capital stock of the Company on all matters submitted to a vote of the Company's shareholders. While the Company's Class B Common Stock remains outstanding, holders of Series B Preferred Stock will vote as a single class with the Class A Common Stockholders for election of directors. Further, whenever dividends on the Series B Preferred Stock are in arrears in an amount equal to six quarterly payments, the Series B Preferred Stock, together with any other shares of preferred stock then entitled to elect directors, shall have the right, as a single class, to elect one director until the default has been cured. The rights expire on March 15, 2008 unless extended or unless the rights are earlier redeemed or exchanged by the Company.

Shareholders' Equity
---------------------------------------------------------------------------
Common Stock

The Company is authorized to issue 80 million shares of $.10 par value Class A Common Stock and 40 million shares of $.10 par value Class B Common Stock. Class A and Class B Common Stock have identical voting rights except for the election or removal of directors. Holders of Class B Common Stock are entitled as a class to elect a majority of the Board of Directors. Under the terms of the Class B Common Stock, its special voting rights to elect a majority of the Board members would terminate irrevocably if the total outstanding shares of Class B Common Stock ever comprises less than ten percent of the Company's total issued and outstanding shares of Class A and Class B Common Stock. On January 3, 1999, the outstanding Class B shares constituted approximately 10.4% of the total outstanding shares of Class A and Class B Common Stock. The Company's Class A Common Stock is traded in the over-the-counter market under the symbol IFSIA and is quoted on NASDAQ. The Company's Class B Common Stock is not publicly traded. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Both classes of common stock share in dividends available to common shareholders. Cash dividends on common stock were $.165 per share for the year ended 1998, $.135 per share for the year ended 1997 and $.1225 per share for the year ended 1996.


Stock Split
-----------
On May 19, 1998, the shareholders of the Company approved an increase in the number of authorized shares of Class A Common Stock from 40 million to 80 million. The increase was necessary to affect a two-for-one stock split which was declared by the Board of Directors on June 15, 1998. Shareholders of record as of June 1, 1998, received one additional share for each share held. All references to share and per share data prior to the second quarter of 1998 have been restated to reflect this stock split. Share amounts presented in the Consolidated Balance Sheets and the table of Common Shareholders' Equity Activity presented below reflect the actual share amounts outstanding for each period presented.

Stock Repurchase Program
------------------------
During 1998, the Company adopted a share repurchase program, pursuant to which it is authorized to repurchase up to 2,000,000 shares of Class A Common Stock in the open market through May 19, 2000. During 1998, the Company repurchased 175,000 shares of Class A Common Stock under this program, at prices ranging from $12.86 to $16.78 per share.

Common Shareholders' Equity Activity
--------------------------------------
The following table shows changes in common shareholders' equity.

                                                                                                           Foreign
                              Class A           Class B      Additional                       Minimum     Currency
                          ---------------    ---------------    Paid-In     Retained          Pension  Translation
(in thousands)            Shares   Amount    Shares   Amount    Capital     Earnings        Liability   Adjustment
-----------------------------------------------------------------------------------------------------------------------
Balance at Decem-
  ber 31, 1995            19,044  $1,903      2,989     $300  $ 96,863      $147,039        $       -       $ 3,555
Net income                     -       -          -        -         -        26,395                -             -
Conversion of
  Common Stock                14       2        (14)      (2)        -             -                -             -
Stock issuance under
  employee plans,
  inclusive of tax
  benefit of $70             224      22          -        -     2,964             -                -             -
Other issuances of
  Common Stock             2,732     275          -        -    19,464             -                -             -
Conversion of Series A
  Preferred Stock            358      36          -        -     5,266             -                -             -
Cash dividends paid            -       -          -        -         -        (6,606)               -             -
Foreign currency
  translation adjustment       -       -          -        -         -             -                -         (6,612)
---------------------------------------------------------------------------------------------------------------------
Balance at Decem-
  ber 29, 1996            22,372  $2,238      2,975     $298   $124,557     $166,828        $       -        $(3,057)
---------------------------------------------------------------------------------------------------------------------


                                                                                                           Foreign
                              Class A           Class B      Additional                       Minimum     Currency
                          ---------------    ---------------    Paid-In     Retained          Pension  Translation
(in thousands)            Shares   Amount    Shares   Amount    Capital     Earnings        Liability   Adjustment
-----------------------------------------------------------------------------------------------------------------------
Balance at Decem-
  ber 29, 1996            22,372  $2,238     2,975     $298   $124,557      $166,828       $       -         $(3,057)
Net income                     -       -         -        -          -        37,514               -               -
Conversion of
  Common Stock               381      38      (381)     (38)         -             -               -               -
Stock issuance under
  employee plans,
  inclusive of tax
  benefit of $1,318          502      50         -        -      7,813             -               -               -
Other issuances of
  Common Stock               374      37       175       17      9,274             -               -               -
Conversion of Series A
  Preferred Stock          1,357     136         -        -     19,940             -               -               -
Cash dividends paid
Foreign currency               -       -         -        -          -        (6,436)              -               -
  translation adjustment       -       -         -        -          -             -               -          (25,098)
---------------------------------------------------------------------------------------------------------------------
Balance at
  December 28, 1997       24,986   $2,499     2,769    $277   $161,584       $197,906        $     -         $(28,155)
Net income                     -        -         -       -          -         29,823              -                -
Conversion of
  Common Stock               333       33      (333)    (33)         -              -              -                -
Stock issuance under
  employee plans,
  inclusive of tax
  benefit of $638            677       68          -      -      5,107              -              -                -
Other issuances of
  Common Stock             1,343      134        367     36     68,237              -              -                -
Cash dividends paid            -        -          -      -          -          (8,499)            -                -
Minimum pension
  liability adjustment         -        -          -      -          -               -         (6,399)              -
Foreign currency
  translation adjustment       -        -          -      -          -               -              -          (3,513)
Two-for-one stock split   26,881     2,688     2,811     281    (2,969)              -              -               -
---------------------------------------------------------------------------------------------------------------------
Balance at
  January 3, 1999         54,220    $5,422     5,614    $561  $231,959        $219,230         $(6,399)      $(31,668)
---------------------------------------------------------------------------------------------------------------------

Stock Options
-------------
The Company has an Omnibus Stock Incentive Plan ("Omnibus Plan") under which a committee of the Board of Directors is authorized to grant key employees, including officers, options to purchase the Company's common stock. Options are exercisable for shares of Class A or Class B Common Stock at a price not less than 100% of the fair market value on the date of grant. The options generally become exercisable 20% per

year over a five-year period from the date of the grant and the options generally expire ten years from the date of the grant. An aggregate of 3,600,000 shares of common stock not previously authorized for issuance under any plan, plus the number of shares subject to outstanding stock options granted under predecessor plans minus the number of shares issued on or after the effective date pursuant to the exercise of such outstanding stock options granted under predecessor plans, are available to be issued under the Omnibus Plan.

     The following tables summarize activity on stock options under the Omnibus Plan and predecessor plans:

                                                    Number      Weighted average
                                                 of shares        exercise price
--------------------------------------------------------------------------------
Outstanding at December 31, 1995                 4,070,000                $ 6.59
Granted                                            616,000                  6.74
Exercised                                         (448,000)                 6.52
Forfeited or canceled                             (224,000)                 6.88
--------------------------------------------------------------------------------
Outstanding at December 29, 1996                 4,014,000                $ 6.65
Granted                                            628,000                 10.05
Exercised                                       (1,004,000)                 6.52
Forfeited or canceled                             (140,000)                 6.58
--------------------------------------------------------------------------------
Outstanding at December 28, 1997                 3,498,000                $ 7.31
Granted                                            651,000                 14.15
Exercised                                         (677,000)                 6.70
Forfeited or canceled                              (68,000)                 6.81
--------------------------------------------------------------------------------
Outstanding at January 3, 1999                   3,404,000                $ 8.75
================================================================================

                                                    Number      Weighted average
Options exercisable                              of shares        exercise price
--------------------------------------------------------------------------------
January 3, 1999                                  1,553,000                $ 6.87
December 28, 1997                                1,490,000                  6.61
--------------------------------------------------------------------------------

The weighted average fair value of options, calculated using the Black-Scholes option pricing model, granted during 1998 and 1997 is $5.15 and $9.29 per share, respectively. The weighted average remaining life of options outstanding at January 3, 1999 was
7.5 years. The range of exercise prices was $5.38 to $19.13.

     The Company has adopted the disclosure-only provisions of SFAS
123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Compensation expense related to stock option plans described above was immaterial for 1998 and 1997. If the Company

had elected to recognize compensation cost based on the fair value at the grant dates for options issued under the plans described above, consistent with the method prescribed by SFAS 123, net income applicable to common shareholders and earnings per share would have been changed to the pro forma amounts indicated below:

                                                 Fiscal Year Ended
                                         ----------------------------------
(in thousands, except share data)           1998         1997          1996
---------------------------------------------------------------------------
Net income applicable to
common shareholders
  as reported                            $29,823      $37,514       $24,717
  pro forma                               28,366       36,533        24,202
---------------------------------------------------------------------------
Basic earnings per share
  as reported                            $  0.58      $  0.79       $   .62
  pro forma                                 0.55         0.77           .60
---------------------------------------------------------------------------
Diluted earnings per share
  as reported                            $  0.56      $  0.76       $   .60
  pro forma                                 0.53         0.74           .59
---------------------------------------------------------------------------

The fair value of stock options used to compute pro forma net income applicable to common shareholders and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1998 and 1997: Dividend yield of 1.9% in 1998 and .71% in 1997; expected volatility of 30% in 1998 and 35% in 1997; a risk-free interest rate of 5.46% in 1998 and 6.32% in 1997; and an expected option life of 6.0 years in both 1998 and 1997.

Restricted Stock Awards
-----------------------
During fiscal years 1998 and 1997, restricted stock awards were granted for 203,772 and 407,512 shares of Class B Common Stock, respectively. These shares vest with respect to each employee over a nine-year period from date of grant, provided the individual remains in the employ of the Company at the vesting date. Additionally, these shares could vest upon the attainment of certain share performance criteria or in the event of a change in control of the Company. Compensation expense relating to these grants was recorded in the amount of approximately $294,000 and $390,000 during 1998 and 1997, respectively. As of January 3, 1999, no restricted shares of Class B Common Stock were issued on vested grants. During fiscal 1998, stock awards for 26,000 shares were canceled. At January 3, 1999, stock awards for 585,284 shares of Class B Common Stock remained outstanding.


EARNINGS PER SHARE
---------------------------------------------------------------------------
Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of Class A and Class B Common Stock outstanding during each year. Shares issued during the year and shares reacquired during the year are weighted for the portion of the year that they were outstanding. Basic earnings per share are based upon 51,808,155, 47,415,836, and 40,120,694 shares for the years ended 1998, 1997, and 1996, respectively. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period. Diluted earnings per share is based upon 53,735,085, 49,302,028, and 41,314,210 shares for the years ended 1998, 1997, and
1996, respectively. For purposes of computing earnings and dividends per common share, the Company is treating as treasury stock (and therefore not outstanding) the 7.2 million Class A shares that are owned by a wholly owned subsidiary.

     The following is a reconciliation from basic earnings per share to diluted earnings per share for each of the last three years:

                                                       Net Income
                                                    Applicable to
                                                           Common  Average Shares       Earnings
(in thousands, except earnings per share)            Shareholders     Outstanding      Per Share
------------------------------------------------------------------------------------------------
1998
  Basic                                                   $29,823          51,808           $.58
  Effect of dilution:
    Stock options and awards                                                1,927
------------------------------------------------------------------------------------------------
  Diluted                                                 $29,823          53,735           $.56
------------------------------------------------------------------------------------------------
1997
  Basic                                                   $37,514          47,416           $.79
  Effect of dilution:
    Stock options and awards                                                1,546
    Convertible debt                                          153             340
------------------------------------------------------------------------------------------------
  Diluted                                                 $37,667          49,302           $.76
------------------------------------------------------------------------------------------------
1996
  Basic                                                   $24,717          40,121           $.62
  Effect of dilution:
    Contingently issuable shares                                              341
    Stock options                                                             512
    Convertible debt                                          153             340
------------------------------------------------------------------------------------------------
     Diluted                                              $24,870          41,314           $.60
------------------------------------------------------------------------------------------------

RESTRUCTURING CHARGE
---------------------------------------------------------------------------
During the fourth quarter of 1998, the Company recorded a pre-tax restructuring charge of $25.3 million. The charge was initiated in response to (i) the slow-down in the Asian economy coupled with the severe decline in value of most Asia/Pacific currencies; (ii) the Company's decision to exit the commodity-end products business in Japan; (iii) the implementation of the Company's shared services strategy in the U.K.; (iv) the closure of a fabrics manufacturing facility in North Carolina and a non-woven manufacturing facility in the U.K.; and
(v) the abandonment of manufacturing equipment utilized in the production of an abandoned product line within the Company's U.S. floorcovering operations. The completion of all aspects of the restructuring activities is expected by the end of the third quarter 1999. Specific elements of the restructuring activities and related costs are discussed below.

FLOORCOVERINGS

Asia/Pacific
------------
In reaction to the economic slowdown in the Asia region, the severe decline in most Asia/Pacific currencies, the lack of demand for local production, and the exiting of the commodity-end products business in Japan, the Company decided to consolidate its floorcovering manufacturing operations. As a result, the Company decided to liquidate its Shanghai operation. Where possible, certain manufacturing assets are being transferred to manufacturing locations in Thailand and Australia. Presently, the Company is involved in negotiations with its China partner as to the terms and financial considerations of its decision to abandon the manufacturing facility and related miscellaneous assets associated with the operations in Shanghai. A charge in the amount of approximately $7.2 million has been recorded representing the reduction in carrying value of the manufacturing facility, related property and equipment, inventories, and other related assets. Pre-opening costs, intangible assets including land rights, and other miscellaneous assets totaling approximately $1.9 million have been completely written off as future economic benefit is unlikely. Substantially all employees of the Shanghai operation have been given notice of termination.

     The Company has underachieved in Japan throughout the 1990's.
Poor economic conditions have resulted in an eroding base of business and the Company has been unable to profitably compete with the volume-based local manufacturers at the commodity-end of the market. The Company's strategy to exit the commodity-end of the Japanese market required several actions: (i) termination of commodity distributor relationships, most of whom are financially dependent on the Company; (ii) downsizing of the Japan operations, including the termination of personnel; and (iii) relocation of existing office space. The downsized operation will focus on selling high-end designer specified products targeted towards


a multinational customer base. The headcount reduction in Japan was completed by year-end. Costs related to the termination of commodity distributor relationships and abandonment of certain related intangible assets and inventory totaled approximately $3.5 million.

Europe
------
Weak economic conditions in the U.K. have translated into slowing demand for the Company's products. Additionally, the Company has made several recent acquisitions in the U.K., offering the opportunity to reorganize the various acquired business units to utilize a shared services approach to manufacturing and back office support functions. As a result, the Company's manufacturing facility in Heckmondwicke will be closed and certain property and equipment located at this facility has been written off in anticipation of this action. The remaining operations will be transferred to a nearby facility. Additionally, modification of activities at the Company's Craigavon facility will result in the termination or relocation of other operations. The above noted actions result in significant headcount reductions within the U.K.

U.S.
----
A charge totaling approximately $1.6 million was recorded to reduce the carrying value of manufacturing equipment utilized in the production of an abandoned product line to estimated salvage value.

INTERIOR FABRICS

The Interior Fabrics Group's restructuring plan is comprised of the following initiatives. The Company will cease manufacturing operations in Greensboro, North Carolina and transfer certain personnel and operations to an existing facility in Dudley, Massachusetts. Additionally, European fabric operations are being restructured by integrating the Camborne, Guilford, and Glenside operating units into a single manufacturing facility. Finally, the Company will abandon its warehousing operations in Singapore and Malaysia, in favor of establishing exclusive distributor arrangements. These decisions were prompted by the opportunity to assimilate recently acquired entities as well as in response to recent poor economic conditions in Asia. The aforementioned restructuring plans result in significant headcount reductions and abandonment of property, equipment and inventory, and require the Company to incur certain relocation costs.


A summary of the restructuring activities is presented below:

                               Asia/Pacific           Europe                  US                 Totals
                         -------------------------------------------------------------------------------------
                            Floor-               Floor-                Floor-                Floor-                  Grand
(in thousands)           coverings   Fabrics  coverings   Fabrics    coverings   Fabrics    coverings   Fabrics      Total
--------------------------------------------------------------------------------------------------------------------------
Termination benefits      $  1,438   $     -     $4,323   $1,123     $       -   $   750    $   5,761    $1,873   $  7,634
Property, plant
  and equipment              7,098        -       1,119       66         1,600       500        9,817       566     10,383
Intangibles assets           2,049        -           -        -             -         -        2,049         -      2,049
Inventory                      652        -           -      453             -         -          652       453      1,105
Contract obligation             -         -         505        -             -         -          505         -        505
Relocation costs               343        -           -        -             -       400          343       400        743
Other costs                  2,837        -           -       27             -         -        2,837        27      2,864
--------------------------------------------------------------------------------------------------------------------------
                           $14,417  $     -      $5,947   $1,669     $   1,600   $ 1,650     $ 21,964    $3,319    $25,283
==========================================================================================================================

Termination benefits of $7.6 million, primarily related to severance costs, are a result of an aggregate reduction of 287 employees. The staff reductions are expected to be as follows:

                               Asia/Pacific           Europe                  US                 Totals
                         -------------------------------------------------------------------------------------
                            Floor-               Floor-                Floor-                Floor-                  Grand
(in thousands)           coverings   Fabrics  coverings   Fabrics    coverings   Fabrics    coverings   Fabrics      Total
--------------------------------------------------------------------------------------------------------------------------

Manufacturing                  49         -         83          -            -      100           132      100         232
Selling and
  administrative               25         -          7         11            -       12            32       23          55
--------------------------------------------------------------------------------------------------------------------------
                               74         -         90         11            -      112           164      123         287
==========================================================================================================================

As of January 3, 1999, 29 employees were terminated while remaining reductions are expected to occur during the first and second quarters of 1999. The charge for termination benefits and other costs to exit activities have been reflected as a separately stated charge against operating income. The restructuring charge is comprised of $13.0 million of cash expenditures for severance benefits and relocation costs and $12.3 million of non-cash charges, primarily for the write-down of impaired assets. At January 3, 1999, $6.0 million of the restructuring charge remains unpaid and is included in accrued expenses. This was comprised of $3.7 million for termination benefits and $2.3 million for other costs to exit activities.


TAXES ON INCOME
Provisions for federal, foreign, and state income taxes in the consolidated statements of income consisted of the following components:
                                      Fiscal Year Ended
                                -------------------------------
(in thousands)                     1998        1997        1996
---------------------------------------------------------------
Current:
  Federal                       $13,769     $ 5,569     $ 5,968
  Foreign                         8,460       9,052       3,284
  State                           3,070       1,192       2,418
---------------------------------------------------------------
                                 25,299      15,813      11,670
---------------------------------------------------------------
Deferred (reduction):
  Federal                        (3,032)      4,675         818
  Foreign                        (2,171)      2,173       5,770
  State                            (808)      1,096      (1,226)
---------------------------------------------------------------
                                 (6,011)      7,944       5,362
---------------------------------------------------------------
                                $19,288     $23,757     $17,032
===============================================================

Income before taxes on income consisted of the following:

                                      Fiscal Year Ended
                                ------------------------------
(in thousands)                    1998        1997        1996
--------------------------------------------------------------
U.S. operations                $30,353     $29,134     $17,186
Foreign operations              18,757      32,137      26,241
--------------------------------------------------------------
                               $49,110     $61,271     $43,427
==============================================================

Deferred income taxes for the years ended January 3, 1999 and December 28, 1997, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     At January 3, 1999, the Company's foreign subsidiaries had approximately $1.5 million in net operating losses available for an unlimited carryforward period. Additionally, the Company had approximately $35 million in state net operating losses expiring at various times through 2013.

     The sources of the temporary differences and their effect on the net deferred tax liability are as follows:

                                                      1998                      1997
                                             ---------------------     -------------------
(in thousands)                                Assets   Liabilities      Assets  Liabilities
-------------------------------------------------------------------------------------------
Basis difference of property
  and equipment                              $     -       $26,174      $    -      $23,886
Net operating loss carryforwards               2,200             -       2,853            -
Other differences in bases of
  assets and liabilities                       9,893             -           -          525
-------------------------------------------------------------------------------------------
                                             $12,093        $26,174     $2,853      $24,411
===========================================================================================

The effective tax rate on income before taxes differs from the U.S. statutory rate. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:

                                                               Fiscal Year Ended
                                                            ----------------------
                                                             1998    1997     1996
----------------------------------------------------------------------------------
Taxes on income at U.S. statutory rate                      35.0%   35.0%    35.0%
Increase in taxes resulting from:
  State income taxes, net of federal benefit                  3.0    2.4      1.8
  Amortization of excess of cost over net
    assets acquired and related purchase
    accounting adjustments                                    5.8    4.7      5.1
  Foreign and U.S. tax effects attributable
    to foreign operations                                    (3.2)  (2.2)    (2.1)
  Other                                                      (1.3)   (1.1)   (0.6)
----------------------------------------------------------------------------------
  Taxes on income at effective rates                         39.3%   38.8%   39.2%
==================================================================================

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $63 million at January 3, 1999. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $2.0 million would be payable upon remittance of all previously unremitted earnings at January 3, 1999.


HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL INSTRUMENTS
---------------------------------------------------------------------------
The Company employs the use of derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign currency exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the fluctuations in values of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. The Company monitors the use of derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. The Company has established strict counterparty credit guidelines and only enters into transactions with financial institutions of investment grade or better. As a result, the Company considers the risk of counterparty default to be minimal.

Interest Rate Management
------------------------
Management of the Company has developed and implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company enters into interest rate swap agreements, which maintain the fixed/variable mix within these defined parameters. In these swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. At January 3, 1999 and December 28, 1997, the Company had utilized interest rate swap agreements to effectively convert approximately $43.7 million and $64.5 million, respectively, of variable rate debt to fixed rate debt. The weighted average rate on these borrowings was 7.8% at January 3, 1999 and 6.6% at December 28, 1997.

Foreign Currency Exchange Rate Management
-----------------------------------------
The purpose of the Company's foreign currency hedging activities is to reduce the risk that the eventual local currency inflows resulting from sales to foreign customers will be adversely affected by changes in exchange rates.

     The Company enters into currency swap contracts to hedge certain firm sales commitments denominated in foreign currencies. Net gains and losses are deferred and recognized in income in the same period as the hedged transaction. Net deferred gains/ losses from hedging anticipated but not yet firmly committed transactions were not material at January 3, 1999 and December 28, 1997. The contracts served to hedge firmly committed Dutch guilder and Japanese yen revenues. The interest rate and currency swap agreements have maturity dates ranging from fifteen to twenty-four months.


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

     The following table represents the aggregate notional amounts, fair values, and maturities of the Company's derivative financial instruments. The amounts for 1998 shown within the table under foreign currency management represent contracts under which the Company is required to deliver Dutch guilder currency at dates in the future. The amounts for 1997 represent contracts under which the Company was required to deliver Japanese yen and Dutch guilder currency at dates subsequent to December 28, 1997.

                                              1998                     1997
                                     ----------------------   ----------------------
                                     Notional     Effect on   Notional    Effect on
(in thousands)                        Amounts   Fair Values    Amounts   Fair Values
------------------------------------------------------------------------------------
Interest rate management
     Swap agreements                  $43,700      $   (69)    $64,500        $(319)
Foreign currency management
     Swap agreements                  $10,500      $(1,414)    $14,500        $(751)
------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES
----------------------------------------------------------------------------
The Company leases certain marketing, production and distribution facilities and equipment. At January 3, 1999, aggregate minimum rent commitments under operating leases with initial or remaining terms of one year or more consisted of the following:


Fiscal Year    (in thousands)
-----------------------------
1999               $13,075
2000                11,898
2001                 9,611
2002                 8,303
2003                 6,513
Thereafter          28,830
--------------------------
                   $78,230
==========================

Rental expense amounted to approximately $17.1 million, $20.7 million, and $16.2 million for the fiscal years ended 1998, 1997, and 1996, respectively.

EMPLOYEE BENEFIT PLANS
---------------------------------------------------------------------------
The Company and its subsidiaries have trusteed defined benefit retirement plans ("Plans") which cover substantially all of their employees except those of Interface Interior Fabrics, Inc. ("IIF").
The benefits are generally based on years of service and the employee's average monthly compensation. Pension expense was $4.2 million for the year ended 1998, pension benefit was $0.1 million for the year ended 1997 and pension expense was $1.3 million for the year ended 1996. Plan assets are primarily invested in equity and fixed income securities.

     On November 1, 1997, the Company elected to freeze the defined benefit plan covering its U.S. employees. Accordingly, benefit accruals under this plan have ceased and all actively employed participants became 100% vested in their benefits. In connection with the election to freeze the plan, a curtailment gain of $1.7 million was reflected in net periodic benefit cost for 1997. In 1998, this plan was terminated and benefits were distributed to participants.

     The Company has 401(k) retirement investment plans ("401(k) Plans"), which are open to all U.S. employees with one or more years of service, except for IIF, which has a separate plan. Effective October 1, 1996, all existing 401(k) plans of the Company's subsidiaries, except for IIF, were merged into one plan, "The Interface, Inc. Savings and Investment Plan and Trust." Effective January 1, 1999 IIF merged its plan into "The Interface, Inc. Savings and Investment Plan and Trust." The 401(k) Plans call for Company matching contributions on a sliding scale based on the level of the employee's contribution. The Company may, at its discretion, make additional contributions to the Plans based on the attainment of certain performance targets by its subsidiaries. Approximately 72% of eligible employees were enrolled in the 401(k) Plans as of January 3, 1999. The Company's matching contributions are funded monthly and totaled approximately $1.6 million for the years ended 1998 and 1997, and $1.1 million for the year ended 1996. The Company's discretionary contributions totaled $3.5 million, $0.9 million, and $0.4 million for the years ended 1998, 1997, and 1996, respectively.

     Under the Interface, Inc. Nonqualified Savings Plan ("NSP"), the Company will provide eligible employees the opportunity to enter into agreements for the deferral of a specified percentage of their compensation, as defined in the NSP. The obligations of the Company under such arrangements to pay the deferred compensation in the future in accordance with the terms of the NSP will be unsecured general obligations of the Company. Participants have no right, interest or claim in the assets of the Company, except as unsecured general creditors. The Company has established a Rabbi Trust to hold, invest and reinvest deferrals and contributions under the NSP. If a change in control of the Company occurs, as defined in the NSP, the Company will contribute an amount to the Rabbi Trust sufficient to pay the obligation owed to each Participant. Deferred compensation in connection with the NSP totaled $2.8 million which was invested entirely in cash at January 3, 1999.

     The table presented below sets forth the funded status of the Company's significant domestic and foreign defined benefit plans and required disclosures in accordance with SFAS 132 (amounts in thousands, except for weighted average assumptions).

                                                            Fiscal Year Ended
                                                       -------------------------
                                                          1998             1997
--------------------------------------------------------------------------------
Change in benefit obligation
  Benefit obligation, beginning of year                $ 76,744          $67,019
  Service cost                                            3,010            2,156
  Interest cost                                           6,851            5,187
  Benefits paid                                          (2,245)          (2,586)
  Actuarial loss                                         18,759            8,850
  Member contributions                                    1,312              760
  Acquisition                                            16,523                -
  Curtailment                                                 -           (2,565)
  Settlement                                             (7,119)               -
  Currency translation adjustment                           854           (2,077)
--------------------------------------------------------------------------------
  Benefit obligation, end of year                      $114,689          $76,744
================================================================================

Change in plan assets
  Plan assets, beginning of year                       $ 79,879          $72,951
  Actual return on assets                                10,294            8,921
  Company contributions                                   2,751            2,531
  Member contributions                                    1,312              760
  Benefits paid                                          (2,245)          (2,586)
  Administration expenses                                  (586)            (167)
  Acquisition                                            21,046                -
  Settlement                                             (7,119)               -
  Benefits paid due to excess assets                       (607)               -
  Currency translation adjustment                           846           (2,531)
--------------------------------------------------------------------------------
  Plan assets, end of year                             $105,571          $79,879
================================================================================

                                                           1998             1997
--------------------------------------------------------------------------------
Reconciliation to Balance Sheet
  Funded status                                       $  (9,117)        $  3,135
  Unrecognized actuarial loss                            13,905           (1,653)
  Unrecognized prior service cost                           275              320
  Unrecognized transition adjustment                      1,159            1,240
--------------------------------------------------------------------------------
  Net amount recognized                               $   6,222         $  3,042
================================================================================


                                                                 Fiscal Year Ended
                                                               -------------------
                                                                  1998       1997
---------------------------------------------------------------------------------
Amounts recognized in the consolidated balance sheets
  Prepaid benefit cost                                         $ 6,222     $3,042
  Accrued benefit liability                                     (6,399)         -
  Accumulated other comprehensive income                         6,399          -
---------------------------------------------------------------------------------
    Net amount recognized                                      $ 6,222     $3,042
=================================================================================

Weighted average assumptions
  Discount rate                                                   7.2%       7.4%
  Expected return on plan assets                                  7.6%       7.3%
  Rate of compensation                                            4.8%       4.1%
---------------------------------------------------------------------------------
Components of net periodic benefit cost
  Service cost                                                 $ 3,010    $2,156
  Interest cost                                                  6,851     5,187
  Expected return on plan assets                                (7,725)   (5,798)
  Amortization of prior service costs                               43       (25)
  Recognized actuarial loss                                          -       (86)
  Amortization of transition obligation                            151       153
  Curtailment                                                        -    (1,713)
  Settlement                                                     1,859         -
---------------------------------------------------------------------------------
  Net periodic benefit cost                                    $ 4,189   $  (126)
=================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets was $93.1 million, $89.5 million, and $83.8 million, respectively, as of January 3, 1999.

     The Company maintains a nonqualified salary continuation plan ("SCP") which is designed to induce selected officers of the Company to remain in the employ of the Company by providing them with retirement, disability and death benefits in addition to those which they may receive under the Company's pension plans and other benefit programs. The SCP entitles participants to (i) retirement benefits upon retirement at age 65 (or early retirement at age 55) after completing at least 15 years of service with the Company (unless otherwise provided in the SCP), payable for the remainder of their lives and in no event less than 10 years under the death benefit feature; (ii) disability benefits payable for the period of any pre-retirement total disability; and (iii) death benefits payable to the designated beneficiary of the participant for a period of up to 10 years. Benefits are determined according to one of three formulas contained in the SCP and it is administered by the Compensation Committee, which has full discretion in choosing participants and the

benefit formula applicable to each. The Company's obligations under the SCP are currently unfunded (although the Company uses insurance instruments to hedge its exposure thereunder), however, the Company is required to contribute the present value of its obligations thereunder to an irrevocable grantor trust in the event of a change in control as defined in the SCP.

     The table presented below sets forth the required disclosures in accordance with SFAS 132 and amounts recognized in the consolidated financial statements related to the SCP (amounts in thousands, except for weighted average assumptions).

                                            Fiscal Year Ended
                                            -----------------
                                              1998     1997
------------------------------------------------------------
Change in benefit obligation
  Benefit obligation, beginning of year     $7,215   $6,765
  Service cost                                 289      268
  Interest cost                                563      526
  Benefits paid                               (344)    (344)
-----------------------------------------------------------
  Benefit obligation, end of year           $7,723   $7,215
============================================================

Weighted average assumptions
  Discount rate                                  8%      8%
  Rate of compensation                           5%      5%
-----------------------------------------------------------
Components of net periodic benefit cost
  Service cost                              $   289   $ 268
  Interest cost                                 563     526
  Amortization of transition obligation         259     259
-----------------------------------------------------------
  Net periodic benefit cost                 $1,111   $1,053
===========================================================

Amounts recognized as SCP liabilities at January 3, 1999 and December 28, 1997 were $4.4 million and $4.2 million, respectively.

SEGMENT INFORMATION
---------------------------------------------------------------------------
During 1998, the Company adopted SFAS 131 which establishes standards for the way that public business enterprises report information about operating segments in their financial statements. The standard defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker aggregates operating segments based on the type of products

produced by the segment. Based on the quantitative thresholds specified in SFAS 131, the Company has determined that it has two reportable segments. The two reportable segments are Floorcovering Products/ Services and Interior Fabrics. The Floorcovering Products/Services segment manufactures, installs and services commercial, modular and broadloom carpet while the Interior Fabrics segment manufactures panel and upholstery fabrics.

     The accounting policies of the operating segments are the same as those described in Summary of Significant Accounting Policies. Segment amounts disclosed are prior to any elimination entries made in consolidation. The chief operating decision maker evaluates performance of the segments based on operating income. Costs excluded from this profit measure primarily consist of allocated corporate expenses, interest expense and income taxes. Corporate expenses are primarily comprised of corporate overhead expenses. Thus, operating income includes only the costs that are directly attributable to the operations of the individual segment. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, short-term investments, intangible assets and intercompany amounts, which are eliminated in consolidation.

Segment Disclosures
-------------------
Summary information by segment follows:

                                      Floorcovering     Interior
(in thousands)                    products/services      fabrics      Other       Total
---------------------------------------------------------------------------------------
1998
Net sales                                $1,018,992      $213,280   $48,857  $1,281,129
Depreciation and amortization                27,810        10,422     2,007      40,239
Operating income                             73,944        27,339    (4,182)     97,101
Total assets                                942,978       216,590    47,905   1,207,473
---------------------------------------------------------------------------------------

1997
Net sales                                $  896,394      $184,522   $54,374  $1,135,290
Depreciation and amortization                22,409         8,772     1,972      33,153
Operating income                             84,986        25,660       988     111,634
Total assets                                824,195       211,340    44,161   1,079,696
---------------------------------------------------------------------------------------

1996
Net sales                                $  804,358      $149,508    $48,210 $1,002,076
Depreciation and amortization                21,520         9,882      1,829     33,231
Operating income                             75,376        19,735      1,694     96,805
Total assets                                757,112       172,004     45,324    974,440
---------------------------------------------------------------------------------------


A reconciliation of the Company's total segment operating income, depreciation and amortization and assets to the corresponding consolidated amounts follows:

                                                            Fiscal Year Ended
                                           -------------------------------------------
(in thousands)                                   1998             1997            1996
--------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Total segment depreciation
  and amortization                         $   40,239       $   33,153       $  33,231
Corporate depreciation and amortization         2,347            5,452           2,074
--------------------------------------------------------------------------------------
Reported depreciation and amortization     $   42,586       $   38,605       $  35,305
======================================================================================
OPERATING INCOME
Total segment operating income             $   97,101       $  111,634       $  96,805
Corporate expenses and eliminations            (7,410)         (13,833)        (18,116)
--------------------------------------------------------------------------------------
Reported operating income                  $   89,691       $   97,801       $  78,689
======================================================================================
ASSETS
Total segment assets                       $1,207,473       $1,079,696       $ 974,440
Corporate assets and eliminations            (170,609)        (150,133)       (111,894)
--------------------------------------------------------------------------------------
Reported total assets                      $1,036,864       $   929,563      $ 862,546
======================================================================================


Enterprise-wide Disclosures
---------------------------
Revenue and long-lived assets related to operations in the U.S. and other foreign countries are as follows:

                                                               Fiscal Year Ended
                                                ---------------------------------------------
(in thousands)                                        1998              1997             1996
---------------------------------------------------------------------------------------------
Sales to Unaffiliated Customers<F1>
United States                                   $  836,715        $  772,559       $  653,407
United Kingdom                                     206,111           114,215           90,660
Other foreign countries                            238,303           248,516          258,009
---------------------------------------------------------------------------------------------
Net sales                                       $1,281,129        $1,135,290       $1,002,076
=============================================================================================

Long-lived assets<F2>
United States                                      165,450           157,088          147,191
United Kingdom                                      46,347            32,238           21,694
Other foreign countries                             33,515            39,455           39,906
---------------------------------------------------------------------------------------------
Total long-lived assets                         $  245,312         $ 228,781       $  208,791
=============================================================================================

<F1> Revenue attributed to geographic areas is based on the location of the customer.
<F2> Long-lived assets include tangible assets physically located in foreign countries.


QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)
---------------------------------------------------------------------------
The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's Class A Common Stock. The prices represent the reported high and low closing sale prices.

                                                                   Fiscal Year Ended 1998
                                               ----------------------------------------------------------
                                                   First           Second            Third         Fourth
(in thousands, except share data)                Quarter          Quarter          Quarter        Quarter
---------------------------------------------------------------------------------------------------------
Net sales                                       $318,952         $316,864         $328,264       $317,049
Gross profit                                     107,761          105,646          113,259        106,803
Net income applicable to
  common shareholders                             10,283           11,664           14,360         (6,484)
----------------------------------------------------------------------------------------------------------
Earnings per common share
  Basic                                         $   0.21         $   0.22         $   0.27       $  (0.12)
  Diluted                                           0.20             0.22             0.27          (0.12)
----------------------------------------------------------------------------------------------------------
Dividends per common share                      $ 0.0375         $ 0.0375         $   0.045      $   0.045
----------------------------------------------------------------------------------------------------------
Share prices
  High                                          $ 21 1/8         $  22 7/16       $ 20 17/32     $ 14 1/8
  Low                                             14 7/16           16 1/8          10 1/4         85 5/16

                                                                   Fiscal Year Ended 1997
                                               ----------------------------------------------------------
                                                   First           Second            Third         Fourth
(in thousands, except share data)                Quarter          Quarter          Quarter        Quarter
---------------------------------------------------------------------------------------------------------
Net sales                                      $257,345         $  271,746       $ 297,352       $308,847
Gross profit                                     82,913             89,404         100,653        106,586
Net income applicable to
  common shareholders                             6,353              7,960          10,511         12,690
---------------------------------------------------------------------------------------------------------
Earnings per common share
  Basic                                        $   0.14         $     0.17       $    0.22       $   0.26
  Diluted                                          0.14               0.17            0.21           0.25
---------------------------------------------------------------------------------------------------------
Dividends per common share                     $   0.0325       $   0.0325       $  0.0325       $ 0.0375
---------------------------------------------------------------------------------------------------------
Share prices
  High                                         $  12 13/16      $   12 1/2       $ 15 5/16       $15 13/16
  Low                                              9 1/4            10 1/2         11 1/16        12 1/2
----------------------------------------------------------------------------------------------------------


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
===================================================================

                                                                        Year Ended 1998
                                         ---------------------------------------------------------------------------------
                                                                        Interface, Inc.    Consolidation
                                             Guarantor   Nonguarantor           (Parent     & Elimination     Consolidated
(in thousands)                            Subsidiaries   Subsidiaries      Corporation)           Entries           Totals
--------------------------------------------------------------------------------------------------------------------------
Net sales                                   $1,008,051       $448,569         $      -         $(175,491)       $1,281,129
Cost of sales                                  713,520        309,631                -          (175,491)          847,660
--------------------------------------------------------------------------------------------------------------------------
  Gross profit on sales                        294,531        138,938                -                 -           433,469
Selling, general and
  administrative expenses                      214,629         93,469           10,397                 -           318,495
Restructuring charge                             3,250         22,033                -                 -            25,283
--------------------------------------------------------------------------------------------------------------------------
  Operating income                              76,652         23,436          (10,397)                -            89,691
Other expense (income)
  Interest expense                              14,054          7,021           15,630                 -            36,705
  Other                                          4,730           (855)               -                 -             3,875
--------------------------------------------------------------------------------------------------------------------------
     Total other expense                        18,784          6,166           15,630                 -            40,580
--------------------------------------------------------------------------------------------------------------------------
     Income before taxes on
       income and equity in
       income of subsidiaries                   57,868         17,270          (26,027)                -            49,111
Taxes on income (benefit)                       22,742          6,787          (10,241)                -            19,288
Equity in income
  of subsidiaries                                    -              -           45,608           (45,608)                -
--------------------------------------------------------------------------------------------------------------------------
     Net income                                  35,126        10,483           29,822           (45,608)           29,823
Preferred stock dividends                             -             -                -                 -                 -
--------------------------------------------------------------------------------------------------------------------------
Net income applicable to
  common shareholders                        $   35,126      $ 10,483         $ 29,822        $  (45,608)       $   29,823
==========================================================================================================================


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
-------------------------------------------------------------------

                                                               Year Ended 1997
                                 ----------------------------------------------------------------------------------
                                                                Interface, Inc.     Consolidation
                                    Guarantor     Nonguarantor          (Parent      & Elimination     Consolidated
(in thousands)                   Subsidiaries     Subsidiaries     Corporation)            Entries           Totals
--------------------------------------------------------------------------------------------------------------------
Net sales                            $900,825         $347,735         $      -         $(113,270)       $1,135,290
Cost of sales                         640,308          228,696                -          (113,270)          755,734
-------------------------------------------------------------------------------------------------------------------
  Gross profit on sales               260,517          119,039                -                 -           379,556
Selling, general and
  administrative expenses             184,559           78,124           19,072                 -           281,755
-------------------------------------------------------------------------------------------------------------------
  Operating income                     75,958           40,915          (19,072)                -            97,801
Other expense (income)
  Interest expense                     10,629            4,571           19,838                 -            35,038
  Other                                15,438            6,212          (20,158)                -             1,492
-------------------------------------------------------------------------------------------------------------------
   Total other expense                 26,067           10,783             (320)                -            36,530
-------------------------------------------------------------------------------------------------------------------
   Income before taxes on
     income and equity in
     income of subsidiaries            49,891           30,132          (18,752)                -            61,271
Taxes on income (benefit)              19,341           11,692           (7,276)                -            23,757
Equity in income
  of subsidiaries                           -                -           48,991           (48,991)                -
-------------------------------------------------------------------------------------------------------------------
Net income applicable to
  common shareholders               $  30,550        $  18,440         $ 37,515        $  (48,991)        $  37,514
===================================================================================================================
(/TABLE>



SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
-------------------------------------------------------------------


                                                               Year Ended 1996
                                 --------------------------------------------------------------------------------
                                                                Interface, Inc.     Consolidation
                                    Guarantor     Nonguarantor          (Parent      & Elimination    Consolidated
(in thousands)                   Subsidiaries     Subsidiaries     Corporation)            Entries          Totals
------------------------------------------------------------------------------------------------------------------
Net sales                            $738,812         $406,020         $      -          $(142,756)     $1,002,076
Cost of sales                         524,584          302,318                -           (142,447)        684,455
------------------------------------------------------------------------------------------------------------------
  Gross profit on sales               214,228          103,702                -               (309)        317,621
Selling, general and
  administrative expenses             152,484           69,227           17,221                  -         238,932
------------------------------------------------------------------------------------------------------------------
  Operating income                     61,744           34,475          (17,221)              (309)         78,689
Other expense (income)
  Interest expense                      8,679            5,263           18,830                  -          32,772
  Other                                10,380            4,001          (11,891)                 -           2,490
------------------------------------------------------------------------------------------------------------------
       Total other expense             19,059            9,264            6,939                  -          35,262
------------------------------------------------------------------------------------------------------------------
       Income before taxes on
         income and equity in
         income of subsidiaries        42,685           25,211          (24,160)              (309)         43,427
Taxes on income (benefit)              13,029            8,842           (4,839)                 -          17,032
Equity in income
  of subsidiaries                           -                -           46,025            (46,025)              -
------------------------------------------------------------------------------------------------------------------
       Net income                      29,656           16,369           26,704            (46,334)         26,395
Preferred stock dividends                   -                -            1,678                  -           1,678
------------------------------------------------------------------------------------------------------------------
Net income applicable to
  common shareholders                $ 29,656         $ 16,369         $ 25,026         $ (46,334)       $  24,717
==================================================================================================================


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
--------------------------------------------------------------------
                                                                  Year Ended 1998
                                 --------------------------------------------------------------------------------
                                                                 Interface, Inc.   Consolidation
                                    Guarantor      Nonguarantor         (Parent    & Elimination     Consolidated
(in thousands)                   Subsidiaries     Subsidiaries     Corporation)          Entries           Totals
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current
  Cash                               $  6,145         $  5,234         $  (1,469)       $      -       $    9,910
  Accounts receivable                 139,718           80,276           (25,191)              -          194,803
  Inventories                         131,749           67,589                 -               -          199,338
  Miscellaneous                         8,138           17,386             8,949               -           34,473
-----------------------------------------------------------------------------------------------------------------
    Total current assets              285,750          170,485           (17,711)              -          438,524
Property and equipment, less
  accumulated depreciation            151,782           79,862            13,668               -          245,312
Investments in subsidiaries            37,030              871           791,289        (829,190)               -
Miscellaneous                          11,733            8,791            29,535               -           50,059
Excess of cost over net
  assets acquired                     187,412          112,650             2,907               -          302,969
-----------------------------------------------------------------------------------------------------------------
                                     $673,707         $372,659          $819,688       $(829,190)      $1,036,864
=================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                   117,311          102,059             5,742                -         225,112
Long-term debt, less
  current maturities                    8,342           41,622           337,687                -         387,651
Deferred income taxes                  15,085            6,037             2,360                -          23,482
-----------------------------------------------------------------------------------------------------------------
     Total liabilities                140,738          149,718           345,789                -         636,245
-----------------------------------------------------------------------------------------------------------------
Minority interests                          -            1,795                 -                -           1,795
Shareholders' equity
  Preferred stock                      57,891                -                 -          (57,891)              -
  Common stock                         94,145          102,199             5,983         (196,344)          5,983
  Additional paid-in capital          191,411           12,525           231,959         (203,936)        231,959
  Retained earnings                   193,153          132,580           242,119         (348,622)        219,230
  Foreign currency
     translation adjustment            (3,631)         (19,759)           (6,162)          (2,116)        (31,668)
  Minimum pension liability                 -           (6,399)                -                -          (6,399)
  Treasury stock                            -                -                 -          (20,281)        (20,281)
-----------------------------------------------------------------------------------------------------------------
Total shareholders' equity            532,969          221,146           473,899         (829,190)        398,824
-----------------------------------------------------------------------------------------------------------------
                                     $673,707         $372,659          $819,688        $(829,190)     $1,036,864
=================================================================================================================


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
--------------------------------------------------------------------
                                                                  Year Ended 1997
                                 -------------------------------------------------------------------------------
                                                                 Interface, Inc.   Consolidation
                                    Guarantor      Nonguarantor         (Parent    & Elimination    Consolidated
(in thousands)                   Subsidiaries      Subsidiaries    Corporation)          Entries          Totals
----------------------------------------------------------------------------------------------------------------
ASSETS
Current
  Cash                               $  4,362         $  6,501        $   (651)        $        -       $ 10,212
  Accounts receivable                 131,120           74,652         (27,795)                 -        177,977
  Inventories                         105,193           52,437               -                  -        157,630
  Miscellaneous                         8,521           15,768           5,132                  -         29,421
----------------------------------------------------------------------------------------------------------------
      Total current assets            249,196          149,358         (23,314)                 -        375,240
Property and equipment, less
  accumulated depreciation            150,038           71,453           7,290                  -        228,781
Investments in subsidiaries           129,033           15,799         381,670           (526,502)             -
Miscellaneous                         121,361           20,871         472,083           (567,370)        46,945
Excess of cost over net
  assets acquired                     182,652           92,087           3,858                  -        278,597
----------------------------------------------------------------------------------------------------------------
                                     $832,280         $349,568        $841,587        $(1,093,872)      $929,563
================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                    96,869           85,757           9,211                  -        191,837
Long-term debt, less
  current maturities                  240,475           44,423         446,169           (341,568)       389,499
Deferred income taxes                  12,852            3,483          12,538                  -         28,873
----------------------------------------------------------------------------------------------------------------
      Total liabilities               350,196          133,663         467,918           (341,568)       610,209
----------------------------------------------------------------------------------------------------------------
Minority interests                      2,989                -               -                  -          2,989
Shareholders' equity
  Preferred stock                      57,891                -               -            (57,891)             -
  Common stock                         81,704          102,199           2,776           (183,903)         2,776
  Additional paid-in capital          187,195           11,030         161,584           (198,225)       161,584
  Retained earnings                   158,027          122,120         212,298           (294,539)       197,906
  Foreign currency
     translation adjustment           (5,722)          (19,444)         (2,989)                 -        (28,155)
----------------------------------------------------------------------------------------------------------------
  Treasury stock                           -                 -               -            (17,746)       (17,746)
----------------------------------------------------------------------------------------------------------------
Total shareholders' equity           479,095           215,905         373,669           (752,304)       316,365
----------------------------------------------------------------------------------------------------------------
                                    $832,280          $349,568        $841,587        $(1,093,872)      $929,563
================================================================================================================


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
--------------------------------------------------------------------
                                                                  Year Ended 1996
                                 -------------------------------------------------------------------------------
                                                                 Interface, Inc.   Consolidation
                                    Guarantor      Nonguarantor         (Parent    & Elimination    Consolidated
(in thousands)                   Subsidiaries     Subsidiaries     Corporation)          Entries          Totals
----------------------------------------------------------------------------------------------------------------

ASSETS
Current
  Cash                               $  3,481         $  4,791         $    490         $        -      $  8,762
  Accounts receivable                 124,118           61,479          (17,780)                 -       167,817
  Inventories                         100,305           45,777              596                  -       146,678
  Miscellaneous                         6,414           12,231           11,398                  -        30,043
----------------------------------------------------------------------------------------------------------------
      Total current assets            234,318          124,278           (5,296)                 -       353,300
Property and equipment, less
  accumulated depreciation           143,599            60,924            4,268                  -       208,791
Investments in subsidiaries          108,977            17,768          379,992           (506,737)            -
Miscellaneous                        142,228            44,637          374,105           (509,585)       51,385
----------------------------------------------------------------------------------------------------------------
Excess of cost over net
  assets acquired                    171,526            74,512            3,032                  -       249,070
----------------------------------------------------------------------------------------------------------------
                                    $800,648          $322,119         $756,101        $(1,016,322)     $862,546
================================================================================================================

LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current liabilities                  108,006            56,996           (1,286)                 -       163,716
Long-term debt, less
  current maturities                 234,697            42,756          424,156           (322,256)      379,353
Deferred income taxes                 12,936             1,009            9,539                  -        23,484
----------------------------------------------------------------------------------------------------------------
      Total liabilities              355,639           100,761          432,409           (322,256)      566,553
Minority interest                      3,125                 -                -                  -         3,125
Series A redeemable
  preferred stock                     57,891                 -           19,750            (57,891)       19,750
Common stock                          81,704           102,199            2,535           (183,902)        2,536
Additional paid-in capital           179,073            11,030          124,556           (190,102)      124,557
Retained earnings                    127,477           103,678          181,219           (245,546)      166,828
Foreign currency
  translation adjustment             (4,261)             4,451           (4,368)             1,121        (3,057)
Treasury stock                            -                  -                -            (17,746)      (17,746)
----------------------------------------------------------------------------------------------------------------
                                    $800,648          $322,119         $756,101        $(1,016,322)     $862,546
================================================================================================================

SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
--------------------------------------------------------------------
                                                                  Year Ended 1998
                                 -------------------------------------------------------------------------------
                                                                 Interface, Inc.   Consolidation
                                    Guarantor     Nonguarantor          (Parent    & Elimination    Consolidated
(in thousands)                   Subsidiaries     Subsidiaries     Corporation)          Entries          Totals
----------------------------------------------------------------------------------------------------------------
Cash flows from
  operating activities                $48,243          $51,909        $(28,252)               -        $  71,900
----------------------------------------------------------------------------------------------------------------

Cash flows from
  investing activities:
   Purchase of plant
     and equipment                    (26,669)         (16,839)         (1,719)               -          (45,227)
   Acquisitions, net of
     cash acquired                          -                -         (71,504)               -          (71,504)
   Other                                3,174          (11,070)         (8,589)               -          (16,485)
----------------------------------------------------------------------------------------------------------------
                                      (23,495)         (27,909)        (81,812)               -         (133,216)
----------------------------------------------------------------------------------------------------------------
Cash flows from
  financing activities:
    Net borrowings
     (repayments)                     (22,964)         (25,906)         49,650                -              780
  Proceeds from issuance
     of common stock                        -                -          70,630                -           70,630
  Cash dividends paid                       -                -          (8,499)               -           (8,499)
  Repurchase of
     common shares                          -                -          (2,535)               -           (2,535)
----------------------------------------------------------------------------------------------------------------
                                      (22,964)         (25,906)        109,246                -           60,376
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate
         changes on cash                    -              638               -                -              638
----------------------------------------------------------------------------------------------------------------
Net increase (decrease)
         in cash                        1,784           (1,268)           (818)               -             (302)
Cash, at beginning of year              4,361            6,502            (651)               -           10,212
----------------------------------------------------------------------------------------------------------------
Cash, at end of year                  $ 6,145         $  5,234        $ (1,469)               -        $   9,910
================================================================================================================


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
--------------------------------------------------------------------
                                                                  Year Ended 1997
                                 -------------------------------------------------------------------------------
                                                                 Interface, Inc.   Consolidation
                                    Guarantor     Nonguarantor          (Parent    & Elimination    Consolidated
(in thousands)                   Subsidiaries     Subsidiaries     Corporation)          Entries          Totals
----------------------------------------------------------------------------------------------------------------
Cash flows from
  operating activities                $29,585          $27,448         $17,690                  -       $74,723
----------------------------------------------------------------------------------------------------------------
Cash flows from
  investing activities:
  Purchase of plant
     and equipment                    (25,062)         (10,177)         (3,415)                 -       (38,654)
  Acquisitions, net of
     cash acquired                          -                -         (34,647)                 -       (34,647)
  Other                                     -                -         (17,902)                 -       (17,902)
----------------------------------------------------------------------------------------------------------------
                                      (25,062)         (10,177)        (55,964)                 -       (91,203)
----------------------------------------------------------------------------------------------------------------
Cash flows from
  financing activities:
     Net borrowings
       (repayments)                    (3,643)         (15,155)         37,155                  -         18,357
     Proceeds from issuance
       of common stock                      -                -           6,414                  -          6,414
     Cash dividends paid                    -                -          (6,436)                 -         (6,436)
----------------------------------------------------------------------------------------------------------------
                                       (3,643)         (15,155)         37,133                  -         18,335
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate
  changes on cash                           -             (405)              -                  -           (405)
----------------------------------------------------------------------------------------------------------------
Net increase (decrease)
  in cash                                 880            1,711          (1,141)                 -          1,450
Cash, at beginning of year              3,481            4,791             490                  -          8,762
----------------------------------------------------------------------------------------------------------------
Cash, at end of year                 $  4,361         $  6,502         $  (651)                 -        $10,212
================================================================================================================


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
--------------------------------------------------------------------
                                                                  Year Ended 1996
                                 -------------------------------------------------------------------------------
                                                                 Interface, Inc.   Consolidation
                                    Guarantor     Nonguarantor          (Parent    & Elimination    Consolidated
(in thousands)                   Subsidiaries     Subsidiaries     Corporation)          Entries          Totals
----------------------------------------------------------------------------------------------------------------
Cash flows from
  operating activities                $31,207          $61,218        $(35,913)                -         $56,512
----------------------------------------------------------------------------------------------------------------
Cash flows from
  investing activities:
     Purchase of plant
       and equipment                  (21,671)         (11,459)         (3,306)                -        (36,436)
     Acquisitions, net of
        cash acquired                       -                -         (30,151)                -        (30,151)
     Other                                  -           (3,518)         (7,907)                -        (11,425)
----------------------------------------------------------------------------------------------------------------
                                      (21,671)         (14,977)        (41,364)                -        (78,012)
----------------------------------------------------------------------------------------------------------------
Cash flows from
  financing activities:
    Net borrowings
     (repayments)                      (7,550)         (46,718)          80,829                -          26,561
    Proceeds from issuance
      of common stock                       -                -            2,916                -           2,916
    Cash dividends paid                     -                -           (6,606)               -          (6,606)
                                       (7,550)         (46,718)          77,139                -          22,871
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate
  changes on cash                           -              130                -                -             130
----------------------------------------------------------------------------------------------------------------
Net increase (decrease)
  in cash                               1,986             (347)            (138)               -           1,501
Cash, at beginning of year              1,495            5,138              628                -           7,261
----------------------------------------------------------------------------------------------------------------
Cash, at end of year                 $  3,481         $  4,791          $   490                -         $ 8,762
================================================================================================================


                INTERFACE, INC. AND SUBSIDIARIES
                  MANAGEMENT'S RESPONSIBILITY
                     FOR FINANCIAL STATEMENTS


The management of Interface, Inc. is responsible for the accuracy and consistency of all the information contained in the annual report, including the accompanying consolidated financial statements. The statements have been prepared to conform with the generally accepted accounting principles appropriate to the circumstances of the Company. The statements include amounts based on estimates and judgements as required.

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


/s/ Ray C. Anderson

Ray C. Anderson
Chairman of the Board and
Chief Executive Officer


/s/ Daniel T. Hendrix

Daniel T. Hendrix
Senior Vice President,
Chief Financial Officer and Treasurer
Atlanta, Georgia



                INTERFACE, INC. AND SUBSIDIARIES
                      REPORT OF INDEPENDENT
                  CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of Interface, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Interface, Inc. and subsidiaries as of January 3, 1999 and December 28, 1997, and the related consolidated statements of income and comprehensive income and cash flows for each of the three fiscal years in the period ended January 3, 1999. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interface, Inc. and its subsidiaries as of January 3, 1999 and December 28, 1997, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1999, in conformity with generally accepted accounting principles.

/s/ BDO Seidman, LLP

Atlanta, Georgia
February 22, 1999


                                                       INTERFACE, INC. AND SUBSIDIARIES
                                                        SELECTED FINANCIAL INFORMATION


(In thousands, except share data)          1998             1997             1996           1995             1994
-----------------------------------------------------------------------------------------------------------------
Annual Operating Data
Net sales                            $1,281,129       $1,135,290       $1,002,076       $802,066         $725,283
Cost of sales                           847,660          755,734          684,455        551,643          504,098
Operating income                         89,691           97,801           78,689         61,543           50,810
Income before
  extraordinary item                     29,823           37,514           26,395         20,340           16,456
-----------------------------------------------------------------------------------------------------------------
Net income                               29,823           37,514           26,395         16,828           16,456
Earnings per
  common share
    Basic                            $      .58        $     .79       $      .62        $ .51<F1>       $    .41
    Diluted                          $      .56        $     .76       $      .60        $ .50<F1>       $    .41
Average Shares
Outstanding
    Basic                                51,808           47,416            40,121        36,510           36,026
    Diluted                              53,735           49,302            41,315        37,198           36,026
Cash dividends per
  common share                       $     .165       $     .135       $     .1225      $    .12         $    .12
Property additions <F2>                  66,145           51,489            40,387        48,929           24,376
Depreciation and
  amortization                           42,586           38,605            35,305        28,944           28,180
-----------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Working capital                      $  213,412       $  183,403       $  189,584       $159,031         $174,620
Total assets                          1,036,864          929,563          862,546        714,351          683,408
Total long-term debt                    390,437          392,250          382,272        325,582          314,441
Shareholders' equity                    398,824          316,365          273,118        231,914          214,090
Book value per share                       7.60             6.55             6.28           6.29             5.88
Current ratio                              1.9              2.0              2.2            2.4              2.5
-----------------------------------------------------------------------------------------------------------------

<F1> Before extraordinary loss, net of tax, of $0.09.
<F2> Includes property and equipment obtained in acquisitions of businesses.