Form 10-K, Exhibit 13
period 2000-02-02
INTERFACE INC
filed 2000-03-31
CIK 715787

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FORWARD-LOOKING STATEMENTS

This report contains statements which may constitute "forward-looking statements" under applicable securities laws, including statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements are set forth in the Safe Harbor Compliance Statement for Forward-Looking Statements included as Exhibit
99.1 to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 2000, and are hereby incorporated by reference. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

GENERAL

For 1999, Interface, Inc. (the "Company") had net sales and net income of $1.228 billion and $23.5 million, respectively. Net sales were made up of sales of floorcovering products (primarily modular and broadloom carpet) and related services ($974 million), interior fabric sales ($197.1 million) and raised/access flooring and other specialty product sales ($57.1 million), accounting for 79.3%, 16.0% and 4.7% of total sales, respectively. The Company achieved a compound annual growth rate in its net sales and net income of 11.3% and 8.8%, respectively, over the five-year period from 1995 to 1999.

        The Company's business, as well as the commercial interiors market in general, is somewhat cyclical in nature. The Company's financial performance in recent years has been strongly tied to U.S. demand for its products and services. The commercial interiors market as a whole and the broadloom carpet market, in particular, have experienced decreased demand levels during the past year which continued into the first quarter of 2000. A significant sustained downturn in the market could impair the Company's growth.

        The   Company's   growth   could  also  be  impaired  by   international
developments. Specifically, the weakening of the euro against the U.S. dollar has adversely affected European revenue levels during 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table shows, as a percentage of net sales, certain items included in the Company's consolidated statements of income.

                                       1999      1998       1997
-----------------------------------------------------------------
Net sales                              100%     100.0%     100.0%
Cost of sales                         68.9       66.2       66.6
----------------------------------------------------------------
Gross profit on sales                 31.1       33.8       33.4
Selling, general and
   administrative expenses            24.8       24.8       24.8
Restructuring charge                    .1        2.0        --
----------------------------------------------------------------
Operating income                       6.2        7.0        8.6
Other expense                          3.1        3.2        3.2
----------------------------------------------------------------
Income before taxes
   on income                           3.1        3.8        5.4
Taxes on income                        1.2        1.5        2.1
----------------------------------------------------------------
Net income                             1.9        2.3        3.3
================================================================



Fiscal 1999 Compared with Fiscal 1998
-------------------------------------

The Company's net sales decreased $52.9 million (4.1%) compared with 1998. The decrease was attributable primarily to (i) the divestiture of Joseph Hamilton & Seaton, Ltd., a U.K. wholesale distributor, (ii) decreased sales volume of products and related services in the Company's broadloom floorcovering operations, due to soft market conditions, and (iii) the weakness of the euro against the U.S. dollar. These decreases were offset somewhat by increased sales volume (i) the Company's Asia-Pacific division due mostly to the economic recovery in Asia, and (ii) the Company's architectural products division.

        Cost of sales as a percentage of net sales increased to 68.9% in 1999 compared to 66.2% in 1998. The increase was attributable to (i) lower sales volumes which caused a lower absorption of overhead costs, and (ii) a shift in sales mix towards a greater service component which traditionally has lower gross margins.

        Selling, general and administrative expenses as a percentage of net sales were 24.8% in 1999, unchanged from 1998 despite lower sales in 1999. The Company'simproved cost containment measures worldwide were offset by costs associated with the integration of the Re:Source Provider Network and expenses associated with the separation of certain senior officers from Interface Americas.

        Other  expense   decreased  $2.1  million  in  1999,  due  primarily  to
immaterial gains achieved as a result of the divestiture of certain operating assets of the Company.

        The effective tax rate was 38.0% for 1999, compared to 39.3% in 1998. The decrease in the effective rate was primarily due to the shift in pre-tax income levels to geographic regions which traditionally have lower statutory tax rates.

        As a result of the aforementioned factors, the Company's net income decreased 21.1% to $23.5 million versus $29.8 million in 1998.

        During the fourth quarter of 1998, the Company recorded a pre-tax restructuring charge in the amount of $25.3 million related to plant closures and consolidations of operations in Asia, Europe and the U.S., which resulted in an aggregate head count reduction of approximately 253 salaried and hourly employees and the write-down and disposal of certain assets.

        During 1999, the restructuring activities were largely completed. Further discussion of the restructuring charge appears in the notes of the consolidated financial statements on pages 62-63.

Fiscal 1998 Compared with Fiscal 1997
-------------------------------------

The Company's net sales increased $145.8 million (12.8%) compared with 1997. The increase was attributable primarily to increased sales volume (i) of floorcovering products in the U.K. as a result of the acquisition of Firth Carpets in the first quarter of 1998, (ii) of products and related services in the Company's U.S. floorcovering operations, due to increased demand for and increased market share of its modular carpet products, as well as additional sales generated by the Re:Source services network, and (iii) in the Company's interior fabrics operations due to increased demand for the Company's lighter weight, higher margin fabric products, as well as the Camborne Holdings, Ltd. acquisition in June 1997. These increases were offset somewhat by decreased sales volume (i) in the Company's Asia-Pacific division due mostly to the economic turmoil in Asia, (ii) in the Company's architectural products division, and (iii) of modular carpet products in the U.K. Additionally, net sales in the fourth quarter of 1998 were negatively impacted by moderating demand levels in the commercial interiors market as a whole, particularly in the U.K., which caused downward pressure on margins.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


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

        Selling, general and administrative expenses as a percentage of net sales were 24.8% in 1998, which is unchanged from 1997. The Company's improved cost containment measures worldwide were offset by costs associated with the continued development of the Re:Source services network infrastructure and consulting and development expenses associated with the Year 2000 initiative.

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

         As a result of the aforementioned factors, the Company's net income (before the restructuring charge) increased 23.8% to $46.4 million versus $37.5 million in 1997. Including the restructuring charge, net income decreased 20.5% to $29.8 million.


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of cash over the last three fiscal years have been funds provided by operating activities, proceeds from the issuance (net of repurchases) of common stock, and proceeds from additional long-term debt. In 1999, operating activities generated $71.1 million of cash compared with $71.9 million and $74.7 million in 1998 and 1997, respectively.

        The primary  uses of cash during the last three  fiscal  years have been
(i) acquisitions of businesses, (ii) additions to property and equipment at the Company's manufacturing facilities, (iii) cash dividends, and (iv) expenditures related to the Company's share repurchase program. For the three years ended January 2, 2000, acquisitions of businesses (net of dispositions) required $96.3 million, the aggregate additions to property and equipment required cash expenditures of $121.2 million, dividends required $24.4 million, and share repurchases required $13.2 million.

        The Company has in effect a share repurchase program, pursuant to which it is authorized to repurchase up to 4,000,000 shares of Class A Common Stock in the open market. As of February 25, 2000, the Company had repurchased an aggregate of 1,637,500 shares of Class A Common Stock under this program, at prices ranging from $4.50 to $16.78.

        At the end of fiscal 1999, the Company estimated capital expenditure requirements of approximately $36 million and had purchase commitments of approximately $5.3 million for 2000. The Company also intends to continue to selectively acquire companies and related product lines that complement its existing product lines and further geographic expansion into untapped markets. Management believes that cash provided by operations and long-term loan commitments will provide adequate funds for current commitments and other requirements in the foreseeable future.


YEAR 2000

As was the case with other companies using computers in their operations, the Company was faced with the task of addressing the Year 2000 issue in anticipation of calendar year end 1999. The Year 2000 issue refers to the widespread use of computer programs that rely on two-digit codes to perform computations or decision-making functions. The Company performed a comprehensive review of its computer programs to identify the systems that would be affected by the Year 2000 issue. The Company retained IBM Corporation to assist in its Year 2000 conversion process.

        The Company categorizes its systems into one of two categories: those that are linked to the Company's AS-400 computer network ("IT Systems"), and those that are not ("Non-IT Systems"). The Company's total cost of modifying its IT Systems to be Year 2000 ready was approximately $23.8 million. Of such amount, approximately $15.9 million was attributable to the cost of new hardware and software which was required in connection with the global consolidation of the Company's management and financial accounting systems. This new equipment and upgraded technology has a definable value lasting beyond the Year 2000. In these instances, where Year 2000 compliance was ancillary, the Company capitalized and depreciated such costs. The remaining $7.9 million has been expensed as incurred. With respect to Non-IT Systems, the total cost of the modifications necessary to be Year 2000 ready was approximately $2 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


        The Company did not experience any material disruptions in its operations or activities as a result of Year 2000 problems. In addition, the Company does not expect to encounter any such problems in the foreseeable future although it continues to monitor its IT and Non-IT Systems for signs or indications of such problems. Also, the Company is currently unaware of any Year 2000 problems faced by any suppliers or customers which are likely to have a material adverse effect on the Company.


EURO CONVERSION

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

        The euro may reduce the amount of the Company's exposure to changes in foreign exchange rates, due to the netting effect of having assets and liabilities denominated in a single currency as opposed to the various legacy currencies. As a result, the Company's foreign exchange hedging activity and related costs may be reduced in the future. Conversely, because there will be less diversity in the Company's exposure to foreign currencies, movements in the euro's value in U.S. dollars could have a more pronounced effect, whether positive or negative.

        Certain of the Company's business functions have introduced euro-capability as of January 2, 2000, including, for example, systems for making and receiving certain payments, pricing and invoicing. Other business functions will be converted for the euro by the end of the transition period (December 31, 2001), but may be converted earlier where operationally efficient or cost-effective or to meet customer needs. The Company does not expect the costs associated with these modifications to have a material adverse effect on future operations.


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

        Interest Rate Market Risk Exposure. Changes in interest rates affect the
        ---------------------------------
interest paid on certain of the Company's debt. To mitigate the impact of fluctuations in interest rates, management of the Company has developed and implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company currently maintains 68% and 32% of its total long-term debt in fixed and variable interest rates, respectively. Additionally, the Company historically has utilized interest rate swaps, which are exchanged, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR. The interest rate swap agreements generally have maturity dates ranging from fifteen to twenty-four months.

        As of January 2, 2000, the Company had no outstanding interest rate management swap agreements. At January 3, 1999, the Company had utilized interest rate swap agreements to effectively convert approximately $43.7 million of variable rate debt to fixed rate debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



        Foreign Currency Exchange Market Risk Exposure. A significant portion of
        ----------------------------------------------
the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. The Company manufactures its products in the U.S., Canada, England, Northern Ireland, the Netherlands, Australia and Thailand, and sells its products in more than 100 countries. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are exposed to changes in exchange rates between the U.S. dollar and many other currencies, including the British pound sterling, Canadian dollar, Australian dollar, Thai baht, Japanese yen, and the euro. When the U.S. dollar strengthens against a foreign currency, the value of anticipated sales in those currencies decreases, and vice-versa. Additionally, to the extent the Company's foreign operations with functional currencies other than the U.S. dollar transact business in countries other than the U.S., exchange rate changes between two foreign currencies could ultimately impact the Company. Finally, because the Company reports in U.S. dollars on a consolidated basis, foreign currency exchange fluctuations can have a translation impact on the Company's financial position.

        To mitigate the short-term effect of changes in currency exchange rates on the Company's sales denominated in foreign currencies, the Company historically has hedged by entering into currency swap contracts to hedge certain firm sales commitments denominated in foreign currencies. In these currency swap agreements, the Company and a counterparty financial institution exchange equal initial principal amounts of two currencies at the spot exchange rate. Over the term of the swap contract, the Company and the counterparty exchange interest payments in their swapped currencies. At maturity, the principal amount is reswapped, at the contractual exchange rate. The contracts generally have maturity dates of fifteen to twenty four months.

        At January 2, 2000, the Company did not have any foreign currency hedge contracts outstanding, as compared to $10.5 million at January 3, 1999. The Company, as of January 2, 2000, recognized a $22.0 million decrease in its foreign currency translation adjustment account compared to January 3, 1999, because of the weakening of certain currencies against the U.S. dollar. The decrease was associated primarily with the Company's investments in certain foreign subsidiaries located within the U.K. and continental Europe.

        As mentioned above, the Company had no outstanding agreements to hedge fluctuations in interest and foreign currency exchange rates as of January 2, 2000. The Company believes that, at this time, such hedges are no longer necessary. During 1998, the Company restructured its borrowing facilities which provided for multi-currency loan agreements resulting in the Company's ability to borrow funds in the countries in which the funds are expected to be utilized. Further, the advent of the euro has provided additional currency stability within the Company's European markets. As such, these events have provided the Company natural hedges on currency fluctuations. Interest rate management swap agreements have also become unnecessary given the structure of the Company's unsecured $300 million revolving credit facility, which charges interest at varying rates based on the Company's ability to meet certain performance criteria.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Sensitivity Analysis
--------------------

For purposes of specific risk analysis, the Company uses sensitivity analysis to measure the impact that market risk may have on the fair values of the Company's market sensitive instruments.

        To perform sensitivity analysis, the Company assesses the risk of loss in fair values associated with the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market value of instruments affected by interest rate and foreign currency exchange rate risk is computed based on the present value of future cash flows as impacted by the changes in the rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at January 2, 2000. The market values that result from these computations are compared with the market values of these financial instruments at January 2, 2000. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

        Interest Rate Risk.  Based on a  hypothetical  immediate 150 basis point
        ------------------
increase in interest rates, with all other variables held constant, the market value of the Company's fixed rate long-term debt would be impacted by a net increase of $1.0 million. Conversely, a 150 basis point decrease in interest rates would result in a net increase in the market value of the Company's fixed rate long-term debt of $42.2 million.

        Foreign  Currency  Exchange  Rate Risk.  As of  January  2, 2000,  a 10%
        --------------------------------------
movement in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of the Company's financial instruments of $5.2 million or an increase in the fair value of the Company's financial instruments of $5.2 million. As the impact of offsetting changes in the fair market value of the Company's net foreign investments is not included in the sensitivity model, these results are not indicative of the Company's actual exposure to foreign currency exchange risk.


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. The Company will designate each derivative as belonging to one of several possible categories, based on the intended use of the derivative. The recognition of changes in fair value of a derivative that affect the income statement will depend on the intended use of the derivative. If the derivative does not qualify as a hedging instrument, the gain or loss on the derivative will be recognized currently in earnings. If the derivative qualifies for special hedge accounting, the gain or loss on the derivative will either (i) be recognized in income along with an offsetting adjustment to the basis of the item being hedged or (ii) be deferred in other comprehensive income and reclassified to earnings in the same period or periods which the hedged transaction affects. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. The Company currently plans to adopt SFAS 133 on January 1, 2001. The Company is in the process of determining the impact that the adoption of SFAS 133 will have on its results of operations and financial position.

        During 1999, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities." The SOP requires that the costs of start-up activities, including organization costs, be expensed as incurred. The adoption of SOP 98-5 had no material impact on the Company's financial statements.


CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME


CONSOLIDATED STATEMENTS OF INCOME

                                                                          Fiscal Year Ended
-------------------------------------------------------------------------------------------
(in thousands, except share data)                       1999            1998           1997
-------------------------------------------------------------------------------------------
Net sales                                        $ 1,228,239      $1,281,129     $1,135,290
Cost of sales                                        846,124         847,660        755,734
-------------------------------------------------------------------------------------------
Gross profit on sales                                382,115         433,469        379,556
Selling, general and administrative expenses         304,553         318,495        281,755
Restructuring charge                                   1,131          25,283           --
Operating income                                      76,431          89,691         97,801
-------------------------------------------------------------------------------------------
Other expense
   Interest expense                                   39,372          36,705         35,038
   Other                                                (914)          3,875          1,492
-------------------------------------------------------------------------------------------
      Total other expense                             38,458          40,580         36,530
-------------------------------------------------------------------------------------------
Income before taxes on income                         37,973          49,111         61,271
Taxes on income                                       14,428          19,288         23,757
-------------------------------------------------------------------------------------------
      Net income                                      23,545          29,823         37,514
===========================================================================================
Earnings per common share <F1>
   Basic                                         $      0.45      $     0.58     $     0.79
===========================================================================================
   Diluted                                       $      0.45      $     0.56     $     0.76
===========================================================================================

<F1>     1997  earnings  per share have been  restated to reflect a  two-for-one stock split that occurred in June 1998.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                          Fiscal Year Ended
-------------------------------------------------------------------------------------------
(in thousands)                                            1999          1998          1997
-------------------------------------------------------------------------------------------
Net income                                             $ 23,545      $ 29,823      $ 37,514
Other comprehensive income
   Foreign currency translation adjustment              (22,003)       (3,513)      (25,098)
   Minimum pension liability adjustment                   6,399        (6,399)         --
-------------------------------------------------------------------------------------------
Comprehensive income                                   $  7,941      $ 19,911      $ 12,416
===========================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


(in thousands)                                                     1999             1998
----------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash                                                     $     2,548      $     9,910
    Accounts receivable                                         203,550          194,803
    Inventories                                                 176,918          199,338
    Prepaid expenses                                             27,845           26,607
    Deferred income taxes                                         9,917            7,866
----------------------------------------------------------------------------------------
       Total current assets                                     420,778          438,524
Property and equipment                                          253,436          245,312
Miscellaneous                                                    75,509           50,059
Excess of cost over net assets acquired                         278,772          302,969
----------------------------------------------------------------------------------------
                                                            $ 1,028,495      $ 1,036,864
========================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Notes payable                                           $     4,173      $    26,855
    Accounts payable                                             90,318           80,154
    Accrued expenses                                            107,287          115,317
    Current maturities of long-term debt                          1,974            2,786
----------------------------------------------------------------------------------------
       Total current liabilities                                203,752          225,112
Long-term debt, less current maturities                         125,144          112,651
Senior notes                                                    150,000          150,000
Senior subordinated notes                                       125,000          125,000
Deferred income taxes                                            33,395           23,482
----------------------------------------------------------------------------------------
       Total liabilities                                        637,291          636,245
Minority interest                                                 2,012            1,795
Shareholders' equity
   Preferred stock                                                 --               --
   Common stock                                                   5,902            5,983
   Additional paid-in capital                                   222,373          231,959
   Retained earnings                                            233,322          219,230
   Foreign currency translation adjustment                      (53,671)         (31,668)
   Minimum pension liability adjustment                            --             (6,399)
   Treasury stock, 7,300 and 7,375 shares, respectively         (18,734)         (20,281)
----------------------------------------------------------------------------------------
      Total shareholders' equity                                389,192          398,824
----------------------------------------------------------------------------------------
                                                            $ 1,028,495      $ 1,036,864
========================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                            Fiscal Year Ended
---------------------------------------------------------------------------------------------
(in thousands)                                            1999           1998           1997
---------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                            $  23,545      $  29,823      $  37,514
Adjustments to reconcile net income to cash
   provided by operating activities
Depreciation and amortization                            45,789         42,586         38,605
Restructuring charge                                       --           12,265           --
Deferred income taxes                                     3,950         (8,362)         7,849
Working capital changes
   Accounts receivable                                  (15,954)         4,972        (16,386)
   Inventories                                           16,559        (21,296)       (16,233)
   Prepaid expenses                                      (2,314)         3,235         (2,273)
   Accounts payable and accrued expenses                   (509)         8,677         25,647
---------------------------------------------------------------------------------------------
                                                         71,066         71,900         74,723
---------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                    (37,278)       (45,227)       (38,654)
Net proceeds from dispositions/
   acquisitions of businesses                             9,826        (71,504)       (34,647)
Other                                                   (24,393)       (16,485)       (17,902)
---------------------------------------------------------------------------------------------
                                                        (51,845)      (133,216)       (91,203)
---------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Borrowings on long-term debt                            148,900        198,080        153,624
Principal repayments on long-term debt                 (134,459)      (343,607)      (142,884)
Proceeds from issuance of senior notes                     --          146,991           --
Expenditures under share repurchase program             (10,615)        (2,535)          --
Borrowings (repayments) under lines of credit           (22,115)          (684)         7,617
Proceeds from issuance of common stock                    1,044         70,630          6,414
Dividends paid                                           (9,453)        (8,499)        (6,436)
---------------------------------------------------------------------------------------------
                                                        (26,698)        60,376         18,335
---------------------------------------------------------------------------------------------
Net cash provided (used) by operating, investing,
   and financing activities                              (7,477)          (940)         1,855
Effect of exchange rate changes on cash                     115            638           (405)
---------------------------------------------------------------------------------------------
Cash
Net increase (decrease)                                  (7,362)          (302)         1,450
Balance, beginning of year                                9,910         10,212          8,762
---------------------------------------------------------------------------------------------
Balance, end of year                                  $   2,548      $   9,910      $  10,212
=============================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
--------------------

The Company is a recognized leader in the worldwide commercial interiors market, offering floorcoverings, fabrics, specialty products and services. The Company manufactures modular and broadloom carpet focusing on the high quality, designer-oriented sector of the market, and provides specialized carpet replacement, installation, and maintenance services. The Company also produces interior fabrics and upholstery products. Additionally, the Company produces raised/access flooring systems; provides chemicals used in various rubber and plastic products; offers Intersept(R), a proprietary antimicrobial used in a number of interior finishes; and sponsors the Envirosense Consortium in its mission to address workplace environmental issues.

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

Property and Equipment
----------------------

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: buildings and improvements - ten to fifty years; furniture and equipment - three to twelve years. Interest costs for the construction/development of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of approximately $0.4 million, $1.0 million, and $0.4 million for the years ended 1999, 1998, and 1997, respectively. Depreciation expense amounted to approximately $32.4 million, $31.9 million, and $25.7 million for the years ended 1999, 1998, and 1997, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Excess of Cost Over Net Assets Acquired
---------------------------------------

Excess of cost over net assets acquired is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. Excess of cost over net assets acquired is amortized on a straight-line basis over the periods benefited, principally twenty-five to forty years. Accumulated amortization amounted to approximately $69.1 million and $59.7 million at January 2, 2000 and January 3, 1999, respectively.

        The Company's operational policy for the assessment and measurement of any impairment in the value of excess of cost over net assets acquired, which is other than temporary, is to evaluate the recoverability and remaining life and determine whether it should be completely or partially written off or the amortization period accelerated. The Company will recognize an impairment if undiscounted estimated future operating cash flows of the acquired business are determined to be less than the carrying amount. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

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

Revenue Recognition
-------------------
Revenue is recognized on the sale of products or services when the products are shipped or the services are performed, all significant contractual obligations have been satisfied, and the collection of the resulting receivable is reasonably assured. Revenues and estimated profits on long-term performance contracts are recognized under the percentage of completion method of accounting using the cost-to-cost methodology. Profit estimates are revised periodically based upon changes in facts. Any losses identified on contracts are recognized immediately.

Cash, Cash Equivalents, and Short-Term Investments
--------------------------------------------------

Highly liquid investments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months and less than one year are classified as short-term investments.

        At January 2, 2000 and January 3, 1999, checks issued against future deposits totaled approximately $22.0 million and $10.1 million, respectively. Cash payments for interest amounted to approximately $36.6 million, $30.7 million, and $33.8 million, for the years ended 1999, 1998, and 1997, respectively. Income tax payments amounted to approximately $6.1 million, $17.3 million, and $18.2 million, for the years ended 1999, 1998, and 1997, respectively.

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

Derivative Financial Instruments
--------------------------------

The Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. The Company does not enter into derivative financial instruments for speculative purposes. Derivatives, used as a part of the Company's risk management strategy, are designated at inception as hedges, and are measured for effectiveness both at inception and on an ongoing basis. Gains and losses on hedges of existing assets or liabilities are included

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains or losses related to qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

Fiscal Year
-----------

The Company's fiscal year is the 52 or 53 week period ending on the Sunday nearest December 31. All references herein to "1999," "1998," and "1997" mean the fiscal years ended January 2, 2000, January 3, 1999, and December 28, 1997, respectively. Fiscal years 1999 and 1997 were comprised of 52 weeks, while 1998 was comprised of 53 weeks.

Recent Accounting Pronouncements
--------------------------------

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133
establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. The Company will designate each derivative as belonging to one of several possible categories, based on the intended use of the derivative. The recognition of changes in fair value of a derivative that affect the income statement will depend on the intended use of the derivative. If the derivative does not qualify as a hedging instrument, the gain or loss on the derivative will be recognized currently in earnings. If the derivative qualifies for special hedge accounting, the gain or loss on the derivative will either (i) be recognized in income along with an offsetting adjustment to the basis of the item being hedged or (ii) be deferred in other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. The Company currently plans to adopt SFAS 133 on January 1, 2001. The Company is in the process of determining the impact that the adoption of SFAS 133 will have on its results of operations and financial position.

BUSINESS ACQUISITIONS AND DIVESTITURES

1999
----

During 1999, the Company sold two operating entities which had been acquired as part of the December 1997 Readicut International plc ("Readicut") acquisition transaction. Joseph Hamilton & Seaton, Ltd., a distributor of private label carpet, was sold for approximately $11.2 million in cash during February. In November the Company also sold its 40% interest in Vebe Floorcoverings BV, a manufacturer of needle-punch carpet, for $8 million in the form of a promissory note. The Company recognized the related immaterial loss and gain, respectively, associated with these divestitures within other expense.

        During 1999, the Company purchased six service companies, all located in the U.S. As consideration for the acquisitions, the Company issued common stock valued at approximately $.8 million and paid $2.0 million in cash. All transactions have been accounted for as purchases and, accordingly, the results of operations of the acquired companies since their acquisition dates have been included within the consolidated financial statements. The excess of the purchase price over the fair value of the net assets acquired was approximately $1.2 million and is being amortized over 25 years.

1998
----

On December 30, 1997, the Company completed the acquisition of the European carpet business of Readicut. The acquired portion of Readicut was essentially comprised of two operating companies: Firth Carpets Ltd., based in Brighouse, West Yorkshire, U.K., a leading manufacturer of high quality woven and tufted carpet primarily for the contract markets, and Joseph Hamilton Seaton, Ltd., based in Birmingham, U.K. As consideration, the Company paid $54.6 million in cash. The transaction was accounted for as a purchase and, accordingly, the results of operations of the acquired companies since their acquisition date have been included within the consolidated financial statements. The purchase price exceeded the fair value of the net assets acquired by approximately $15.2 million and is being amortized over 40 years.

        The following summarized unaudited pro forma financial information assumes the acquisition occurred at December 30, 1996. The information for 1998 reflects actual results as if the acquisition actually occurred on the first day of the year. For the year ended January 3, 1999, the acquired businesses of Readicut recorded a net loss of $3.3 million.

                                              Fiscal Year Ended
---------------------------------------------------------------
(in thousands, except share data)       1998             1997
---------------------------------------------------------------
Net sales                            $1,281,129     $1,241,526
Net income                               29,823         38,569
Diluted earnings per
   common share                            .56            .79
---------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        The amounts for 1997 are based upon certain assumptions and estimates and do not reflect any benefit from economies which might have been achieved from combined operations. The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

        As part of the Readicut transaction, the Company also acquired a 40% interest in Vebe Floorcoverings BV, located in the Netherlands. The Company accounted for its interest in the joint venture using the equity method of accounting.

        The Company also acquired four floorcovering contractors, four carpet maintenance companies, two additional service companies, and a raised/access flooring manufacturer, all located in the U.S. The Company also purchased the vinyl floorcoverings business of Denmark based Scan-Lock A/S, and acquired Glenside Fabrics Limited, a manufacturer of upholstery fabrics, located in Meltham, U.K. As consideration for the acquisitions, the Company issued common stock valued at approximately $1.0 million, $16.9 million in cash, and $.2 million in a note receivable. All transactions have been accounted for as purchases and, accordingly, the results of operations of the acquired companies since their acquisition dates have been included within the consolidated financial statements. The excess of the purchase price over the fair value of the net assets acquired was approximately $11.7 million and is being amortized over periods of 25 to 40 years.

RECEIVABLES

The Company maintains an agreement with a financial institution to sell a participating interest in a designated pool of commercial receivables in amounts up to $65 million. Under the agreement, a participating interest in new receivables is sold as previous receivables are collected. The uncollected receivables sold at January 2, 2000 and January 3, 1999 amounted to $40.0 million and $45.6 million, respectively.

        The Company has adopted credit policies and standards intended to reduce the inherent risk associated with potential increases in its concentration of credit risk due to increasing trade receivables from sales to owners and users of commercial office facilities and with specifiers such as architects, engineers and contracting firms. Management believes that credit risks are further moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. As of January 2, 2000 and January 3, 1999, the allowance for bad debts amounted to approximately $8.8 million and $7.8 million, respectively, for all accounts receivable of the Company.

INVENTORIES

Inventories are summarized as follows:

(in thousands)                1999         1998
------------------------------------------------
Finished goods             $100,967     $123,941
Work-in-process              29,057       31,908
Raw materials                46,894       43,489
------------------------------------------------
                           $176,918     $199,338
================================================

PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(in thousands)                   1999           1998
-----------------------------------------------------
Land                         $  14,652      $  14,669
Buildings                      131,398        136,105
Equipment                      316,870        313,039
Construction-in-progress        23,046         16,813
-----------------------------------------------------
                               485,966        480,626
Accumulated depreciation      (232,530)      (235,314)
-----------------------------------------------------
                             $ 253,436      $ 245,312
=====================================================

The estimated cost to complete construction-in-progress for which the Company was committed at January 2, 2000 was approximately $5.3 million.

ACCRUED EXPENSES
Accrued expenses are summarized as follows:

(in thousands)       1999        1998
--------------------------------------
Taxes            $  5,723     $ 22,210
Compensation       41,030       40,252
Interest            5,959        5,100
Other              54,575       47,755
--------------------------------------
                 $107,287     $115,317
======================================

BORROWINGS
Long-Term Debt
--------------

Long-term debt consisted of the following:
                                   Interest Rate at
(in thousands)                       Jan. 2, 2000    1999           1998
-------------------------------------------------------------------------
Revolving credit facilities
   U.S. dollar                           6.7%    $  64,700      $  45,000
   Japanese yen                          1.3%        8,000          8,957
   British pound sterling                7.0%       40,296         41,478
   Dutch guilder                         4.2%         --            5,318
   Euro                                  4.5%        2,517           --
Other                            (3.0 - 7.8%)       11,605         14,684
-------------------------------------------------------------------------
Total long-term debt                               127,118        115,437
Less current maturities                             (1,974)        (2,786)
-------------------------------------------------------------------------
                                                 $ 125,144      $ 112,651
=========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

        Future maturities of long-term debt are based on fixed payments (amounts could be higher if excess cash flows or asset sales require prepayment of debt under the credit agreements). Annual maturities (in thousands of dollars) of long-term debt outstanding at January 2, 2000 are as follows: 2000-$1,974; 2001-$52,268; 2002-$484; 2003-$65,162; 2004-$462; 2005 and beyond-$6,768.

7.3% Senior Notes
-----------------

In April of 1998, the Company issued $150 million in 7.3% Senior Notes due 2008. Interest is payable semi-annually on April 1 and October 1.

        The Senior Notes are unsecured, senior subordinated notes and are guaranteed, jointly and severally, by certain of the Company's domestic subsidiaries. The Senior Notes are redeemable, in whole or in part, at the option of the Company, at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present value of the remaining scheduled payments, discounted on a semi-annual basis at the treasury rate plus 50 basis points, plus, in the case of each of (i) and (ii) above, accrued interest to the date of redemption. At January 2, 2000 and January 3, 1999, the estimated fair value of these notes was approximately $117.3 and $152.9 million, respectively. 9.5% Senior Subordinated Notes

The Company has outstanding $125 million in 9.5% Senior Subordinated Notes due 2005. Interest is payable semi-annually on May 15 and November 15.

        The Notes are guaranteed, jointly and severally, on an unsecured senior subordinated basis by certain of the Company's domestic subsidiaries. The Notes are redeemable for cash at any time on or after November 15, 2000 at the Company's option, in whole or in part, initially at a redemption price equal to 104.75% of the principal amount, declining to 100% of the principal amount on November 15, 2003, plus accrued interest thereon to the date fixed for redemption. At January 2, 2000 and January 3, 1999, the estimated fair value of these notes was approximately $115.4 million and $130.5 million, respectively.

Short-term Borrowings
---------------------

In addition to the amounts available under the revolving credit facility described above, the Company currently maintains approximately $9.0 million in complementary revolving lines of credit through several of its subsidiaries. This is compared to $60.5 million during 1998. Interest is generally charged at rates from 7% to 9%. The weighted average interest rate related to the complimentary lines was approximately 8.5% and 7.8% for 1999 and 1998, respectively. Approximately $4.2 million and $26.8 million was outstanding under these lines at January 2, 2000 and January 3, 1999, respectively.

PREFERRED STOCK

The Company is authorized to create and issue up to 5,000,000 shares of $1.00 par value Preferred Stock in one or more series and to determine the rights and preferences of each series, to the extent permitted by the Articles of Incorporation, and to fix the terms of such preferred stock without any vote or action by the shareholders. The issuance of any series of preferred stock may have an adverse effect on the rights of holders of common stock and could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company.

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

Preferred Share Purchase Rights
-------------------------------

During 1998, the Board of Directors of the Company declared a dividend of one purchase right (a "Right") to be distributed in respect of each outstanding share of Common Stock, payable to shareholders of record as of March 16, 1998. Each Right entitles the registered holder to purchase from the Company one two-hundredth of a share (a "Unit") of newly created Series B Participating Cumulative Preferred Stock (the "Series B Preferred Stock").

        The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of Common Stock or if other specified events occur without the Rights having been redeemed or in the event of an exchange of the Rights for Common Stock as permitted under the Shareholder Rights Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

SHAREHOLDERS' EQUITY

Common Stock
------------

The Company is authorized to issue 80 million shares of $.10 par value Class A Common Stock and 40 million shares of $.10 par value Class B Common Stock. Class A and Class B Common Stock have identical voting rights except for the election or removal of directors. Holders of Class B Common Stock are entitled as a class to elect a majority of the Board of Directors. Under the terms of the Class B Common Stock, its special voting rights to elect a majority of the Board members would terminate irrevocably if the total outstanding shares of Class B Common Stock ever comprises less than ten percent of the Company's total issued and outstanding shares of Class A and Class B Common Stock. On January 2, 2000, the outstanding Class B shares constituted approximately 12.1% of the total outstanding shares of Class A and Class B Common Stock. The Company's Class A Common Stock is traded in the over-the-counter market under the symbol IFSIA and is quoted on NASDAQ. The Company's Class B Common Stock is not publicly traded. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Both classes of common stock share in dividends available to common shareholders. Cash dividends on common stock were $.18 per share for the year ended 1999, $.165 per share for the year ended 1998 and $.135 per share for the year ended 1997.

Stock Split
-----------

On May 19, 1998, the shareholders of the Company approved an increase in the number of authorized shares of Class A Common Stock from 40 million to 80 million. The increase was necessary to affect a two-for-one stock split which was declared by the Board of Directors on June 15, 1998. Shareholders of record as of June 1, 1998, received one additional share for each share held. All references to share and per share data prior to the second quarter of 1998 have been restated to reflect this stock split. The table of Common Shareholders' Equity Activity presented below reflects the actual share amounts outstanding for each period presented.

Stock Repurchase Program
------------------------

During 1998, the Company adopted a share repurchase program, pursuant to which it was authorized to repurchase up to 2,000,000 shares of Class A Common Stock in the open market through May 19, 2000. This amount was increased to 4,000,000 shares subsequent to January 2, 2000. During 1999, the Company repurchased 1,442,500 shares of Class A Common Stock under this program, at prices ranging from $4.50 to $9.94 per share. This is compared to the repurchase of 175,000 shares of Class A Common Stock at prices ranging from $12.86 to $16.78 during 1998. All treasury stock is accounted for using the cost method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Common Shareholders' Equity Activity
------------------------------------

The following table shows changes in common shareholders' equity.

                                                                                                                            Foreign
                                           Class A                 Class B          Additional                Minimum      Currency
                                       -----------------      --------------------    Paid-In     Retained    Pension   Translation
(in thousands)                         Shares     Amount      Shares       Amount     Capital     Earnings   Liability   Adjustment
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 1996           22,372    $ 2,238       2,975      $    298   $ 124,557    $ 166,828    $  --      $ (3,057)
Net income                                 --         --          --            --          --       37,514       --            --
Conversion of Common Stock                381         38        (381)          (38)         --           --       --            --
Stock issuance under employee
   plans, inclusive of tax
   benefit of $1,318                      502         50          --            --       7,813           --       --           --
Other issuances of Common Stock           374         37         175            17       9,274           --       --           --
Conversion of Series
   A Preferred Stock                    1,357        136          --            --      19,940           --       --           --
Cash dividends paid                        --         --          --            --          --       (6,436)      --           --
Foreign currency translation
   adjustment                              --         --          --            --          --           --       --       (25,098)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1997           24,986    $ 2,499       2,769      $    277   $ 161,584    $ 197,906    $  --      $(28,155)
Net income                                 --         --          --            --          --       29,823       --           --
Conversion of Common Stock                333         33        (333)          (33)         --           --       --           --
Stock issuance under employee
   plans, inclusive of tax
   benefit of $638                        677         68          --            --       5,107           --       --           --
Other issuances of Common Stock         1,343        134         367            36      68,237           --       --           --
Cash dividends paid                        --         --          --            --          --       (8,499)      --           --
Minimum pension liability
   adjustment                              --         --          --            --          --           --    (6,399)         --
Foreign currency translation
   adjustment                              --         --          --            --          --           --         --      (3,513)
Two-for-one stock split                26,881      2,688       2,811           281      (2,969)          --         --          --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1999             54,220    $ 5,422       5,614      $    561   $ 231,959    $ 219,230    $(6,399)   $(31,668)
Net income                                 --         --          --            --          --       23,545         --          --
Conversion of Common Stock               (190)       (19)        190            19          --           --         --          --
Stock issuance and forfeiture
   under employee plans, inclusive
   of tax benefit of $15                  274         27        (402)          (40)     (2,498)          --         --          --
Other issuances of Common Stock            85          9         912            91      10,414           --         --          --
Cash dividends paid                        --         --          --            --          --        9,453)        --          --
Unamortized stock compensation
   related to restricted stock awards      --         --          --            --      (8,784)          --         --          --
Compensation expense related
   to restricted stock awards              --         --          --            --       1,070           --         --          --
Forfeiture and vesting of
   restricted stock awards                 --         --          --            --       3,664           --         --          --
Retirement of treasury stock           (1,678)      (168)         --            --     (13,452)          --         --          --
Minimum pension liability
   adjustment                              --         --          --            --          --           --        6,399        --
Foreign currency translation
   adjustment                              --         --          --            --          --           --         --     (22,003)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 2000             52,711    $ 5,271       6,314      $    631   $ 222,373    $ 233,322    $    --    $(53,671)
-----------------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Stock Options
-------------


The Company has an Omnibus Stock Incentive Plan ("Omnibus Plan") under which a committee of the Board of Directors is authorized to grant key employees, including officers, options to purchase the Company's common stock. Options are exercisable for shares of Class A or Class B Common Stock at a price not less than 100% of the fair market value on the date of grant. The options generally become exercisable 20% per year over a five-year period from the date of the grant and the options generally expire ten years from the date of the grant. An aggregate of 3,600,000 shares of common stock not previously authorized for issuance under any plan, plus the number of shares subject to outstanding stock options granted under predecessor plans minus the number of shares issued on or after the effective date pursuant to the exercise of such outstanding stock options granted under predecessor plans, are available to be issued under the Omnibus Plan.

        The following tables summarize activity on stock options under the Omnibus Plan and predecessor plans:

                                                  Weighted
                                    Number         Average
                                 of Shares   Exercise Price
-----------------------------------------------------------
Outstanding at Dec. 29, 1996      4,014,000      $    6.65
Granted ....................        628,000          10.05
Exercised ..................     (1,004,000)          6.52
Forfeited or canceled ......       (140,000)          6.58
----------------------------------------------------------
Outstanding at Dec. 28, 1997      3,498,000      $    7.31
Granted ....................        651,000          14.15
Exercised ..................       (677,000)          6.70
Forfeited or canceled ......        (68,000)          6.81
----------------------------------------------------------
Outstanding at Jan. 3, 1999       3,404,000      $    8.75
Granted ....................        576,000           7.84
Exercised ..................       (324,000)          6.20
Forfeited or canceled ......        (50,000)         15.26
----------------------------------------------------------
Outstanding at Jan. 2, 2000       3,606,000      $    8.74
==========================================================


                                              Weighted
                               Number          average
Options exercisable         of shares   exercise price
------------------------------------------------------
January 2, 2000             1,916,000          $7.63
January 3, 1999             1,553,000          $6.87
------------------------------------------------------

                                       Options Outstanding                Options Exercisable
                       --------------------------------------------   ---------------------------
                                               Weighted   Weighted                       Weighted
Range of                       Number           Average    Average             Number     Average
Exercise               Outstanding at         Remaining   Exercise     Exercisable at    Exercise
Prices                   Jan. 2, 2000  Contractual Life      Price       Jan. 2, 2000       Price
-------------------------------------------------------------------------------------------------
$  4.25 - $  6.88          1,180,000               5.90    $  5.85            869,000     $  5.97
   7.00 -    9.56          1,697,000               7.43       8.35            855,000        7.96
  10.06 -   19.13            729,000               8.69      14.33            192,000       13.67
-------------------------------------------------------------------------------------------------

                           3,606,000               7.18    $  8.74          1,916,000     $  7.63
-------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        The weighted average fair value of options, calculated using the Black-Scholes option pricing model, granted during 1999 and 1998 is $2.12 and $5.15 per share, respectively.

        The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Compensation expense related to stock option plans described above was immaterial for 1999, 1998, and 1997. If the Company had elected to recognize compensation cost based on the fair value at the grant dates for options issued under the plans described above, consistent with the method prescribed by SFAS 123, net income applicable to common shareholders and earnings per share would have been changed to the pro forma amounts indicated below:

                                                         Fiscal Year Ended
---------------------------------------------------------------------------
(in thousands, except share data)       1999           1998           1997
---------------------------------------------------------------------------
Net income
   as reported ...........         $   23,545     $   29,823     $   37,514
   pro forma .............             22,185         28,366         36,533
---------------------------------------------------------------------------
Basic earnings per share
   as reported ...........         $      .45     $     0.58     $     0.79
   pro forma .............                .42           0.55           0.77
---------------------------------------------------------------------------
Diluted earnings per share
   as reported ...........         $      .45     $     0.56     $     0.76
   pro forma .............                .42           0.53           0.74
---------------------------------------------------------------------------


The fair value of stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998, and 1997: Dividend yield of 3.6% in 1999, 1.9% in 1998, and .71% in 1997; expected volatility of 31% in 1999, 30% in 1998, and 35%
in 1997; a risk-free interest rate of 5.72% in 1999, 5.46% in 1998, and 6.32% in 1997; and an expected option life of 6.0 years in 1999, 1998, and 1997.


Restricted Stock Awards
-----------------------

During fiscal years 1999, 1998 and 1997 restricted stock awards were granted for 310,563, 212,412 and 424,872, shares of Class B Common Stock, respectively. These shares vest with respect to each employee over a nine-year period from the date of grant, provided the individual remains in the employ of the Company at the vesting date. Additionally, these shares could vest upon the attainment of certain share performance criteria; in the event of a change in control of the Company; or, in the case of the awards granted in 1997, upon involuntary termination. Compensation expense relating to these grants was approximately $1,070,000, $760,000 and $90,000 during 1999, 1998, and 1997, respectively.
During fiscal year 1999, the shares were issued and as a result unamortized stock compensation for the value of the awards was recorded as a reduction to additional paid-in capital. Due to severance agreements offered during 1999, 247,647 shares were forfeited and 210,538 shares became vested (of which 109,818 were repurchased by the Company). During 1998, 26,000 shares were canceled. At January 2, 2000 and January 3, 1999, stock awards for 463,662 and 611,284 shares of Class B Common Stock remained outstanding, respectively.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares of Class A and Class B Common Stock outstanding during each year. Shares issued during the year and shares reacquired during the year are weighted for the portion of the year that they were outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

        The following is a reconciliation from basic earnings per share to diluted earnings per share for each of the last three years:


                                              Weighted
                                               Average
(in thousands,                                   Shares     Earnings
except earnings per share)      Net Income  Outstanding     Per Share
---------------------------------------------------------------------
 1999
        Basic                   $23,545        52,562        $ .45
        Effect of dilution:
           Stock options                          241
------------------------------------------------------------------
        Diluted                 $23,545        52,803        $ .45
------------------------------------------------------------------
1998
        Basic                   $29,823        51,808        $ .58
        Effect of dilution:
           Stock options
             and awards                         1,927
------------------------------------------------------------------
        Diluted                 $29,823        53,735        $ .56
------------------------------------------------------------------
 1997
        Basic                   $37,514        47,416        $ .79
        Effect of dilution:
           Stock options
             and awards                         1,546
                Convertible debt    153           340
------------------------------------------------------------------
        Diluted                 $37,667        49,302        $ .76
------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        In 1999, 1,817,309 stock options were excluded from the computation of diluted earnings per share due to their antidilutive effect.


RESTRUCTURING CHARGE

In the fourth quarter of 1998, the Company recorded a pre-tax restructuring charge of $25.3 million. The charge was initiated in response to (i) the slow-down in the Asian economy coupled with the severe decline in value of most Asia/ Pacific currencies; (ii) the Company's decision to exit the commodity-end products business in Japan; (iii) the implementation of the Company's shared services strategy in the U.K.; (iv) the closure of a fabrics manufacturing facility in North Carolina and a non-woven carpet manufacturing facility in the U.K.; and (v) the abandonment of manufacturing equipment utilized in the production of an abandoned product line within the Company's U.S. floorcovering operations. Specific elements of the restructuring activities, the related costs, and the current status of the plan are discussed below.

Floorcoverings
--------------

  Asia/Pacific
  ------------

In reaction to the economic slowdown in the Asia region, the severe decline in most Asia/Pacific currencies, the lack of demand for local production, and the exiting of the commodity-end products business in Japan, the Company decided to consolidate its floorcovering manufacturing operations. As a result, the Company decided to liquidate its Shanghai operation. Where possible, certain manufacturing assets were transferred to manufacturing locations in Thailand and Australia. During 1998, a charge in the amount of approximately $7.2 million was recorded representing the reduction in carrying value of the manufacturing facility, related property and equipment, inventories, and other related assets. Pre-opening costs, intangible assets (including land rights), and other miscellaneous assets totaling approximately $1.9 million were completely written off as future economic benefit was unlikely.

        The Company had underachieved in Japan throughout the 1990s. Poor economic conditions had resulted in an eroding base of business and the Company had been unable to profitably compete with the volume-based local manufacturers at the commodity-end of the market. The Company's strategy to exit the commodity-end of the Japanese market required several actions: (i) termination of relationships with commodity oriented distributors, most of whom were financially dependent on the Company; (ii) downsizing of the Japan operations, including the termination of personnel; and (iii) relocation of existing office space. The downsized operation now focuses on selling high-end, designer-specified products targeted towards a multinational customer base. The headcount reduction in Japan was completed by the end of 1998. Costs related to the termination of commodity distributor relationships and abandonment of certain related intangible assets and inventory totaled approximately $3.5 million.

Europe
------

Weak economic conditions in the U.K. translated into slowing demand for the Company's products. Additionally, the Company had made several acquisitions in the U.K., offering the opportunity to reorganize the various acquired business units to utilize a shared services approach to manufacturing and back office support functions. As a result, the Company's manufacturing facility in Heckmondwicke was closed and certain property and equipment located at this facility was written off in anticipation of this action. The remaining operations were transferred to a nearby facility. The modification of activities at the Company's Craigavon facility also resulted in the termination or relocation of other operations. The above noted actions resulted in significant headcount reductions within the U.K.

U.S.
-----

A charge totaling approximately $1.6 million was recorded to reduce the carrying value of manufacturing equipment utilized in the production of an abandoned product line to estimated salvage value.

Interior Fabrics
----------------

The Interior Fabrics Group's restructuring plan was comprised of the following actions: (i) the Company ceased manufacturing operations in Greensboro, North
Carolina and transferred certain personnel and operations to an existing facility in Dudley, Massachusetts; (ii) the European fabric operations were restructured by integrating the Camborne, Guilford, and Glenside operating units into a single manufacturing facility; and (iii) the Company abandoned its warehousing operations in Singapore and Malaysia, in favor of establishing exclusive distributor arrangements. These decisions were prompted by the opportunity to assimilate recently acquired entities as well as a response to recent poor economic conditions in Asia. The aforementioned restructuring plans resulted in significant headcount reductions and abandonment of property, equipment and inventory.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A summary of the restructuring activities which were planned as of January 3, 1999 is presented below:

                                             Asia/Pacific             Europe                 U.S.               Totals
                                        -------------------------------------------------------------------------------------------
                                         Floor-                Floor-              Floor-              Floor-              Grand
(in thousands)                         coverings  Fabrics    coverings Fabrics   coverings  Fabrics  coverings  Fabrics    Total
-----------------------------------------------------------------------------------------------------------------------------------
Termination benefits                   $ 1,438     $ --      $4,323     $1,123    $   --    $  750    $ 5,761    $ 1,873   $ 7,634
Property, plant and equipment            7,098       --       1,119         66     1,600       500      9,817        566    10,383
Intangibles assets                       2,049       --          --         --        --        --      2,049         --     2,049
Inventory                                  652       --          --        453        --        --        652        453     1,105
Contract obligation                         --       --         505         --        --        --        505         --       505
Other costs                              3,180       --          --         27        --       400      3,180        427     3,607
----------------------------------------------------------------------------------------------------------------------------------
                                       $14,417     $ --      $5,947     $1,669    $1,600    $1,650    $21,964    $ 3,319   $25,283
==================================================================================================================================

The restructuring charge was comprised of $13.0 million of cash expenditures for severance benefits and other costs and $12.3 million of non-cash charges, primarily for the write-down of impaired assets. Termination benefits of $7.6 million, primarily related to severance costs, resulted from an aggregate expected reduction of 287 employees. The staff reductions as originally planned were expected to be as follows:

                                             Asia/Pacific             Europe                 U.S.               Totals
                                        -------------------------------------------------------------------------------------------
                                         Floor-                Floor-              Floor-              Floor-              Grand
                                       coverings  Fabrics    coverings Fabrics   coverings  Fabrics  coverings  Fabrics    Total
-----------------------------------------------------------------------------------------------------------------------------------

Manufacturing                          49          --        83         --        --        100       132        100       232
Selling and administrative             25          --         7         11        --         12        32         23        55
                                       74          --        90         11        --        112       164        123       287

As a result of the restructuring, a total of 253 employees were terminated through January 2, 2000. Of this amount 29 were terminated during 1998. There will not be any further terminations as a result of the restructuring. The charge for termination benefits and other costs to exit activities incurred during 1999 and 1998 were reflected as a separately stated charge against operating income. The Company believes the remaining provisions are adequate to complete the plan.

The following table displays the components of the accrued restructuring liability for January 3, 1999 to January 2, 2000:

Termination Benefits
--------------------

                                             Asia/Pacific             Europe                 U.S.               Totals
                                        -------------------------------------------------------------------------------------------
                                         Floor-                Floor-              Floor-              Floor-              Grand
(in thousands)                         coverings  Fabrics    coverings Fabrics   coverings  Fabrics  coverings  Fabrics    Total
-----------------------------------------------------------------------------------------------------------------------------------

January 3, 1999                        $ 600      $ --       $ 2,367    $ 18      $ --      $   750   $ 2,967    $   768   $ 3,735
Additional expense                        --        --           767      --        --          705       767        705     1,472
Payments                                (600)       --        (2,246)    (18)       --       (1,455)   (2,846)    (1,473)   (4,319)
Reversal of over-accrual                  --        --          (672)     --        --           --      (672)        --      (672)
----------------------------------------------------------------------------------------------------------------------------------
January 2, 2000                        $  --      $ --       $   216    $ --      $ --      $    --   $   216    $    --   $   216
===================================================================================================================================

Other Costs to Exit Activities
------------------------------

                                              Asia/Pacific             Europe                 U.S.               Totals
                                        -------------------------------------------------------------------------------------------
                                         Floor-                Floor-              Floor-              Floor-              Grand
(in thousands)                         coverings  Fabrics    coverings Fabrics   coverings  Fabrics  coverings  Fabrics    Total
-----------------------------------------------------------------------------------------------------------------------------------
January 3, 1999                        $ 1,361     $ --      $ 505      $ 33      $ --      $ 400     $ 1,866    $ 433     $ 2,299
Additional expense                          --       --        --         --        --        331          --      331         331
Payments                                (1,111)      --       (505)      (33)       --       (731)     (1,616)    (764)     (2,380)
Reversal of over-accrual                    --       --        --         --        --         --          --       --          --
-----------------------------------------------------------------------------------------------------------------------------------
January 2, 2000                        $   250     $ --      $ --       $ --      $ --      $  --     $   250    $  --     $   250
====================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


TAXES ON INCOME

Provisions for federal, foreign, and state income taxes in the consolidated statements of income consisted of the following components:

                                                  Fiscal Year Ended
-------------------------------------------------------------------
(in thousands)                  1999            1998           1997
-------------------------------------------------------------------
Current:
   Federal                  $  3,868        $ 13,769        $ 5,569
   Foreign                     4,493           8,460          9,052
   State                       2,210           3,070          1,192
-------------------------------------------------------------------
                              10,571          25,299         15,813
-------------------------------------------------------------------

Deferred (reduction):
   Federal                     3,620          (3,032)         4,675
   Foreign                     2,120          (2,171)         2,173
   State                      (1,883)           (808)         1,096
-------------------------------------------------------------------
                               3,857          (6,011)         7,944
-------------------------------------------------------------------
                            $ 14,428        $ 19,288        $23,757
===================================================================

Income before taxes on income consisted of the following:

                                                  Fiscal Year Ended
-------------------------------------------------------------------
(in thousands)                  1999            1998           1997
-------------------------------------------------------------------
U.S. operations             $ 7,434         $30,353         $29,134
Foreign operations           30,539          18,758          32,137
-------------------------------------------------------------------
                            $37,973         $49,111         $61,271
====================================================================

Deferred income taxes for the years ended January 2, 2000 and January 3, 1999 reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        At January 2, 2000, the Company's foreign subsidiaries had approximately $9.2 million in net operating losses available for an unlimited carryforward period. Additionally, the Company had approximately $69 million in state net operating losses expiring at various times through 2014.

        The sources of the temporary differences and their effect on the net deferred tax liability are as follows:

                                     1999                         1998
                           -----------------------      ---------------------
(in thousands)                Assets   Liabilities       Assets   Liabilities
-----------------------------------------------------------------------------
Basis differences
   of property
   and equipment            $   --       $27,259        $    --       $26,174
Net operating loss
   carryforwards              5,962           --          2,200            --
Other differences
   in basis of assets
   and liabilities            4,329           --          9,893            --
-----------------------------------------------------------------------------
                            $10,291      $27,259        $12,093       $26,174
=============================================================================

        The effective tax rate on income before taxes differs from the U.S. statutory rate. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:

                                                      Fiscal Year Ended
-----------------------------------------------------------------------
(in thousands)                          1999         1998          1997
-----------------------------------------------------------------------
Taxes on income at U.S.
   statutory rate                       35.0%        35.0%        35.0%
Increase in taxes
   resulting from:
      State income taxes,
        net of federal benefit           1.0          3.0          2.4
      Amortization of excess
        of cost over net assets
        acquired and related
        purchase accounting
        adjustments                      7.9          5.8          4.7
      Foreign and U.S. tax
        effects attributable
        to foreign operations           (6.4)        (3.2)        (2.2)
      Other                              0.5         (1.3)        (1.1)
-----------------------------------------------------------------------
      Taxes on income at
        effective rates                 38.0%        39.3%        38.8%
=======================================================================


Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $79 million at January 2, 2000. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $1.0 million would be payable upon remittance of all previously unremitted earnings at January 2, 2000.


HEDGING TRANSACTIONS AND
DERIVATIVE FINANCIAL INSTRUMENTS

The Company has employed the use of derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign currency exchange rates. While these hedging instruments were subject to fluctuations in value, such fluctuations were generally offset by the fluctuations in values of the underlying exposures being hedged. The Company has not held or issued derivative financial instruments for trading purposes. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Company has historically monitored the use of derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. The Company has established strict counterparty credit guidelines and has only entered into transactions with financial institutions of investment grade or better. As a result, the Company has historically considered the risk of counterparty default to be minimal.

Interest Rate Management
------------------------

In order to maintain the percentage of fixed and variable rate debt within certain parameters, the Company has previously entered into interest rate swap agreements. In these swaps, the Company agreed to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR. Any differences paid or received on interest rate swap agreements were recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. As of January 2, 2000, the Company had no outstanding interest rate management swap agreements. At January 3, 1999, the Company had utilized interest rate swap agreements to effectively convert approximately $43.7 million of variable rate debt to fixed rate debt. The weighted average rate on these borrowings was 7.8% at January 3, 1999.

Foreign Currency Exchange Rate Management
-----------------------------------------

        The purpose of the Company's foreign currency hedging activities was to reduce the risk that the eventual local currency inflows resulting from sales to foreign customers would be adversely affected by changes in exchange rates.

        The Company entered into currency swap contracts to hedge certain firm sales commitments denominated in foreign currencies. Net gains and losses were deferred and recognized in income in the same period as the hedged transaction. As of January 2, 2000, the Company had no outstanding foreign currency management swap agreements. As of January 3, 1999, net deferred gains/losses from hedging anticipated but not yet firmly committed transactions were not material.

        The estimated fair values of derivatives used to hedge or modify the Company's risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged obligations and transactions and the overall reduction in the Company's exposure to adverse fluctuations in interest and foreign exchange rates.

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

        The following table represents the aggregate notional amounts, fair values, and maturities of the Company's derivative financial instruments. The amounts shown within the table under foreign currency management represent contracts under which the Company was required to deliver Dutch guilder currency at dates subsequent to January 3, 1999.

                                             1998
                                    ----------------------
                                    Notional     Effect on
(in thousands)                       Amounts   Fair Values
----------------------------------------------------------
Interest rate management
Swap agreements                      $43,700     $   (69)
Foreign currency management
Swap agreements                      $10,500     $(1,414)
----------------------------------------------------------

As mentioned above, the Company had no outstanding agreements to hedge fluctuations in interest and foreign currency exchange rates as of January 2, 2000. The Company believes that, at this time, such hedges are no longer necessary. During 1998, the Company restructured its borrowing facilities which provided for multi-currency loan agreements resulting in the Company's ability to borrow funds in the countries in which the funds are expected to be utilized. Further, the advent of the euro has provided additional currency stability within the Company's European markets. As such, these events have provided the Company natural hedges on currency fluctuations. Interest rate management swap agreements have also become unnecessary given the structure of the Company's unsecured $300 million revolving credit facility, which charges interest at varying rates based on the Company's ability to meet certain performance criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


COMMITMENTS AND CONTINGENCIES

The Company leases certain marketing, production and distribution facilities and equipment. At January 2, 2000, aggregate minimum rent commitments under operating leases with initial or remaining terms of one year or more consisted of the following:

Fiscal Year        (in thousands)
--------------------------------
2000                    $16,077
2001                     13,701
2002                     10,902
2003                      8,494
2004                      6,151
Thereafter               29,184
-------------------------------
                        $84,509
===============================

Rental expense amounted to approximately $17.5 million, $17.1 million, and $20.7 million for the fiscal years ended 1999, 1998, and 1997, respectively.


EMPLOYEE BENEFIT PLANS

The Company has trusteed defined benefit retirement plans ("Plans") which cover many of its European employees. The benefits are generally based on years of service and the employee's average monthly compensation. Pension expense was $3.3 million and $4.2 million for the years ended 1999 and 1998, respectively. Pension benefit was $.1 million for the year ended 1997. Plan assets are primarily invested in equity and fixed income securities.

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

        The Company has 401(k) retirement investment plans ("401(k) Plans"), which are open to all otherwise eligible U.S. employees with at least six months of service. The 401(k) Plans call for Company matching contributions on a sliding scale based on the level of the employee's contribution. The Company may, at its discretion, make additional contributions to the Plans based on the attainment of certain performance targets by its subsidiaries. The Company's matching contributions are funded monthly and totaled approximately $1.7 million for the year ended 1999 and $1.6 million for each of the years ended 1998 and 1997. The Company's discretionary contributions totaled $2.3 million, $3.5 million, and $0.9 million for the years ended 1999, 1998, and 1997, respectively.

        Under the Interface, Inc. Nonqualified Savings Plan ("NSP"), the Company will provide eligible employees the opportunity to enter into agreements for the deferral of a specified percentage of their compensation, as defined in the NSP. The obligations of the Company under such arrangements to pay the deferred compensation in the future in accordance with the terms of the NSP will be unsecured general obligations of the Company. Participants have no right, interest or claim in the assets of the Company, except as unsecured general creditors. The Company has established a Rabbi Trust to hold, invest and reinvest deferrals and contributions under the NSP. If a change in control of the Company occurs, as defined in the NSP, the Company will contribute an amount to the Rabbi Trust sufficient to pay the obligation owed to each Participant. Deferred compensation in connection with the NSP totaled $5.5 million which was invested in cash and marketable securities at January 2, 2000. Deferred compensation at January 3, 1999 in regards to NSP totaled $2.8 million which was invested entirely in cash.

        The table presented below sets forth the funded status of the Company's significant domestic and foreign defined benefit plans and required disclosures in accordance with SFAS 132.

                                                       Fiscal Year Ended
------------------------------------------------------------------------
(in thousands, except for
weighted average assumptions)                     1999              1998
------------------------------------------------------------------------
Change in benefit obligation
   Benefit obligation,
           beginning of year                 $ 114,689         $  76,744
   Service cost                                  3,665             3,010
   Interest cost                                 6,549             6,851
   Benefits paid                                (7,089)           (2,245)
   Actuarial loss                               10,938            18,759
   Member contributions                          1,153             1,312
   Acquisition                                    --              16,523
   Settlement                                     --              (7,119)
   Currency translation adjustment              (6,416)              854
------------------------------------------------------------------------
   Benefit obligation, end of year           $ 123,489         $ 114,689
========================================================================

Change in plan assets
   Plan assets, beginning of year            $ 105,571         $  79,879
   Actual return on assets                      31,099            10,294
   Company contributions                         7,247             2,751
   Member contributions                          1,153             1,312
   Benefits paid                                (7,089)           (2,245)
   Administration expenses                        (455)             (586)
   Acquisition                                    --              21,046
   Settlement                                     --              (7,119)
   Benefits paid due to excess assets             --                (607)
   Currency translation adjustment              (6,181)              846
------------------------------------------------------------------------
   Plan assets, end of year                  $ 131,345         $ 105,571
========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                  1999              1998
------------------------------------------------------------------------

Reconciliation to Balance Sheet
   Funded status                             $   7,857         $ (9,117)
   Unrecognized actuarial loss                     816           13,905
   Unrecognized prior service cost                 227              275
   Unrecognized transition adjustment              859            1,159
-----------------------------------------------------------------------
      Net amount recognized                  $   9,759         $  6,222
=======================================================================

Amounts recognized in the
   consolidated balance sheets
           Prepaid benefit cost              $   9,759         $  6,222
           Accrued benefit liability                --           (6,399)
           Accumulated other
              comprehensive income                  --            6,399
-----------------------------------------------------------------------
              Net amount recognized          $   9,759         $  6,222
=======================================================================
                                                      Fiscal Year Ended
-----------------------------------------------------------------------
                                                 1999              1998
-----------------------------------------------------------------------
Weighted average assumptions
   Discount rate                                  6.0%              7.2%
   Expected return on plan assets                 7.1%              7.6%
   Rate of compensation                           3.9%              4.8%
-----------------------------------------------------------------------
Components of net periodic
   benefit cost
     Service cost                            $  3,665          $  3,010
     Interest cost                              6,549             6,851
     Expected return on plan assets            (7,328)           (7,725)
     Amortization of prior
       service costs                              233                43
     Amortization of
       transition obligation                      144               151
     Settlement                                  --               1,859
-----------------------------------------------------------------------
       Net periodic benefit cost              $ 3,263          $  4,189
=======================================================================

The Company maintains a nonqualified salary continuation plan ("SCP") which is designed to induce selected officers of the Company to remain in the employ of the Company by providing them with retirement, disability and death benefits in addition to those which they may receive under the Company's pension plans and other benefit programs. The SCP entitles participants to (i) retirement benefits upon retirement at age 65 (or early retirement at age 55) after completing at least 15 years of service with the Company (unless otherwise provided in the SCP), payable for the remainder of their lives and in no event less than 10 years under the death benefit feature; (ii) disability benefits payable for the period of any pre-retirement total disability; and (iii) death benefits payable to the designated beneficiary of the participant for a period of up to 10 years. Benefits are determined according to one of three formulas contained in the SCP, and the SCP is administered by the Compensation Committee, which has full discretion in choosing participants and the benefit formula applicable to each. The Company's obligations under the SCP are currently unfunded (although the Company uses insurance instruments to hedge its exposure thereunder); however, the Company is required to contribute the present value of its obligations thereunder to an irrevocable grantor trust in the event of a change in control as defined in the SCP.

        The table presented below sets forth the required disclosures in accordance with SFAS 132 and amounts recognized in the consolidated financial statements related to the SCP.

                                                       Fiscal Year Ended
------------------------------------------------------------------------
(in thousands, except for
weighted average assumptions)                     1999              1998
------------------------------------------------------------------------
Change in benefit obligation
   Benefit obligation,
      beginning of year                       $ 7,723           $ 7,215
   Service cost                                   300               289
   Interest cost                                  605               563
   Benefits paid                                 (290)             (344)
-----------------------------------------------------------------------
   Benefit obligation, end of year            $ 8,338           $ 7,723
=======================================================================

Weighted average assumptions
   Discount rate                                    8%                8%
   Rate of compensation                             5%                5%
-----------------------------------------------------------------------
Components of net
   periodic benefit cost
      Service cost                            $   300           $   289
      Interest cost                               605               563
      Amortization of transition
         obligation                               259               259
-----------------------------------------------------------------------
      Net periodic benefit cost               $ 1,164           $ 1,111
=======================================================================

Amounts recognized as SCP liabilities at January 2, 2000 and January 3, 1999 were $5.2 million and $4.4 million, respectively.

SEGMENT INFORMATION

The Company has adopted SFAS 131, which establishes standards for the way that public business enterprises report information about operating segments in their financial statements. The standard defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker aggregates operating segments based on the type of products produced by the segment. Based on the quantitative thresholds specified in SFAS 131, the Company has determined that it has two reportable segments. The two

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


reportable segments are Floorcovering Products/Services and Interior Fabrics. The Floorcovering Products/Services segment manufactures, installs and services commercial modular and commercial broadloom carpet while the Interior Fabrics segment manufactures panel and upholstery fabrics.

        The accounting policies of the operating segments are the same as those described in Summary of Significant Accounting Policies. Segment amounts disclosed are prior to any elimination entries made in consolidation, except in the case of Net Sales where intercompany sales have been eliminated. The chief operating decision maker evaluates performance of the segments based on operating income. Costs excluded from this profit measure primarily consist of allocated corporate expenses, interest expense and income taxes. Corporate expenses are primarily comprised of corporate overhead expenses. Thus, operating income includes only the costs that are directly attributable to the operations of the individual segment. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, short-term investments, intangible assets and intercompany receivables and loans (which are eliminated in consolidation). Segment Disclosures Summary information by segment follows:

                  Floorcovering
                      Products/      Interior
(in thousands)         Services       Fabrics       Other           Total
-------------------------------------------------------------------------
1999
Net Sales            $  974,003     $197,120     $ 57,116      $1,228,239
Depreciation and
   amortization          28,657       11,081        2,100          41,838
Operating income         61,957       22,417        1,327          85,701
Total Assets            821,382      205,169       47,624       1,074,175
-------------------------------------------------------------------------
1998
Net sales            $1,018,992     $213,280     $ 48,857      $1,281,129
Depreciation and
   amortization          27,810       10,422        2,007          40,239
Operating income         73,944       27,339       (4,182)         97,101
Total assets            942,978      216,590       47,905       1,207,473
-------------------------------------------------------------------------
1997
Net sales            $  896,394     $184,522     $ 54,374      $1,135,290
Depreciation and
   amortization          22,409        8,772        1,972          33,153
Operating income         84,986       25,660          988         111,634
Total assets            824,195      211,340       44,161       1,079,696
-------------------------------------------------------------------------

        A reconciliation of the Company's total segment operating income, depreciation and amortization, and assets to the corresponding consolidated amounts follows:
                                                              Fiscal Year Ended
-------------------------------------------------------------------------------
(in thousands)                           1999             1998             1997
-------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Total segment
  depreciation
  and amortization                $    41,838      $    40,239      $    33,153
Corporate depreciation
  and amortization                      3,951            2,347            5,452
-------------------------------------------------------------------------------
Reported depreciation
  and amortization                $    45,789      $    42,586      $    38,605
===============================================================================
OPERATING INCOME
Total segment
  operating income                $    85,701      $    97,101      $   111,634
Corporate expenses
  and eliminations                     (9,270)          (7,410)         (13,833)
-------------------------------------------------------------------------------
Reported operating
  income                          $    76,431      $    89,691      $    97,801
===============================================================================
ASSETS
Total segment assets              $ 1,074,175      $ 1,207,473      $ 1,079,696
Corporate assets
  and eliminations                    (45,680)        (170,609)        (150,133)
-------------------------------------------------------------------------------
Reported total assets             $ 1,028,495      $ 1,036,864      $   929,563
================================================================================

ENTERPRISE-WIDE DISCLOSURES
Revenue and long-lived assets related to operations in the U.S. and other foreign countries are as follows:

                                                              Fiscal Year Ended
-------------------------------------------------------------------------------
(in thousands)                           1999             1998             1997
-------------------------------------------------------------------------------
SALES TO UNAFFILIATED
   CUSTOMER<F1>
United States                      $  805,112       $  836,715       $  772,559
United Kingdom                        194,132          206,111          114,215
Other foreign countries               228,995          238,303          248,516
-------------------------------------------------------------------------------
Net sales                          $1,228,239       $1,281,129       $1,135,290
===============================================================================

LONG-LIVED ASSETS<F2>
United States                      $  172,024       $  165,450       $  157,088
United Kingdom                         47,953           46,347           32,238
Other foreign countries                33,459           33,515           39,455
-------------------------------------------------------------------------------
Total long-lived assets            $  253,436       $  245,312       $  228,781
===============================================================================
[FN]
<F1>    Revenue attributed to geographic areas is based on the location of the customer.
<F2>    Long-lived assets include tangible assets physically located in foreign countries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's Class A Common Stock. The prices represent the reported high and low closing sale prices.


                                                                    Fiscal Year Ended 1999
------------------------------------------------------------------------------------------
                                           First        Second         Third        Fourth
(in thousands, except share data)        Quarter       Quarter       Quarter       Quarter
------------------------------------------------------------------------------------------
Net sales                              $ 307,866     $ 305,452     $ 304,246     $ 310,675
Gross profit                              96,608        95,659        94,340        95,508
Net income                                 5,606         6,329         5,259         6,351
------------------------------------------------------------------------------------------
Earnings per common share
   Basic                               $    0.11     $    0.12     $    0.10     $    0.12
   Diluted                                  0.11          0.12          0.10          0.12
------------------------------------------------------------------------------------------
Dividends per common share             $   0.045     $   0.045     $   0.045     $   0.045
------------------------------------------------------------------------------------------
Share prices
    High                               $ 10 1/16     $11  6/32     $ 9 14/16     $ 5 12/16
    Low                                   7 1/2        6 14/16       4  9/16       4  1/64

                                                                    Fiscal Year Ended 1998
------------------------------------------------------------------------------------------
                                           First        Second         Third        Fourth
(in thousands, except share data)        Quarter       Quarter       Quarter       Quarter
------------------------------------------------------------------------------------------
Net sales                             $  318,952     $ 316,864     $ 328,264     $ 317,049
Gross profit                             107,761       105,646       113,259       106,803
Net income (loss)                         10,283        11,664        14,360        (6,484)
------------------------------------------------------------------------------------------
Earnings per common share
   Basic                              $     0.21     $    0.22    $     0.27     $   (0.12)
   Diluted                                  0.20          0.22          0.27         (0.12)
Dividends per common share            $   0.0375     $  0.0375    $    0.045     $   0.045
------------------------------------------------------------------------------------------
Share prices
   High                               $  21  1/8     $ 22 7/16    $ 20 17/32     $ 14  1/8
   Low                                   14 7/16       16  1/8      10   1/4        8 5/16
------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                          Year Ended 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Interface, Inc. Consolidation
                                                               Guarantor   Nonguarantor        (Parent  & Elimination   Consolidated
(in thousands)                                              Subsidiaries   Subsidiaries    Corporation)       Entries         Totals
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $   970,959     $ 383,385      $   --        $(126,105)     $1,228,239
Cost of sales                                                    714,452       257,777          --         (126,105)        846,124
------------------------------------------------------------------------------------------------------------------------------------
   Gross profit on sales                                         256,507       125,608          --             --           382,115
Selling, general and administrative expenses                     186,203        88,678        29,672           --           304,553
Restructuring charge                                               1,036            95          --             --             1,131
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                  69,268        36,835       (29,672)          --            76,431
------------------------------------------------------------------------------------------------------------------------------------
Other expense (income)
   Interest expense                                               13,660         6,853        18,859           --            39,372
   Other                                                          (2,559)        1,645          --             --              (914)
------------------------------------------------------------------------------------------------------------------------------------
      Total other expense                                         11,101         8,498        18,859           --            38,458
------------------------------------------------------------------------------------------------------------------------------------
      Income before taxes on income and
          equity in income of subsidiaries                        58,167        28,337       (48,531)          --            37,973
Taxes on income (benefit)                                         22,103         6,465       (14,140)          --            14,428
Equity in income of subsidiaries                                    --            --          57,936        (57,936)             --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                   $    36,064     $  21,872      $ 23,545      $ (57,936)     $   23,545
====================================================================================================================================

Supplemental Guarantor Condensed Consolidating Financial Statements
                                                                                                                     Year Ended 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Interface, Inc.  Consolidation
                                                               Guarantor   Nonguarantor        (Parent  & Elimination   Consolidated
(in thousands)                                              Subsidiaries   Subsidiaries    Corporation)       Entries         Totals
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $ 1,008,051     $ 448,569      $     --      $(175,491)     $ 1,281,129
Cost of sales                                                    713,520       309,631            --       (175,491)         847,660
------------------------------------------------------------------------------------------------------------------------------------
   Gross profit on sales                                         294,531       138,938            --             --          433,469
Selling, general and administrative expenses                     214,629        93,469        10,397             --          318,495
Restructuring charge                                               3,250        22,033            --             --           25,283
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                  76,652        23,436       (10,397)            --           89,691
------------------------------------------------------------------------------------------------------------------------------------
Other expense (income)
   Interest expense                                               14,054         7,021        15,630             --           36,705
   Other                                                           4,730          (855)           --             --            3,875
------------------------------------------------------------------------------------------------------------------------------------
      Total other expense                                         18,784         6,166        15,630             --           40,580
------------------------------------------------------------------------------------------------------------------------------------
      Income before taxes on income and
        equity in income of subsidiaries                          57,868        17,270       (26,027)            --           49,111
Taxes on income (benefit)                                         22,742         6,787       (10,241)            --           19,288
Equity in income of subsidiaries                                      --            --        45,608        (45,608)              --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                   $    35,126     $  10,483      $ 29,822      $ (45,608)     $    29,823
====================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                                     Year Ended 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Interface, Inc. Consolidation
                                                               Guarantor   Nonguarantor        (Parent  & Elimination   Consolidated
(in thousands)                                              Subsidiaries   Subsidiaries    Corporation)       Entries         Totals
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                      $900,825        $347,735     $      --        $(113,270)   $1,135,290
Cost of sales                                                   640,308         228,696            --         (113,270)      755,734
------------------------------------------------------------------------------------------------------------------------------------
   Gross profit on sales                                        260,517         119,039            --             --         379,556
Selling, general and administrative expenses                    184,559          78,124        19,072           --           281,755
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                 75,958          40,915       (19,072)          --            97,801
------------------------------------------------------------------------------------------------------------------------------------
Other expense (income)
   Interest expense                                              10,629           4,571        19,838           --            35,038
   Other                                                         15,438           6,212       (20,158)          --             1,492
------------------------------------------------------------------------------------------------------------------------------------
     Total other expense                                         26,067          10,783          (320)          --            36,530
------------------------------------------------------------------------------------------------------------------------------------
     Income before taxes on income and
        equity in income of subsidiaries                         49,891          30,132       (18,752)          --            61,271
Taxes on income (benefit)                                        19,341          11,692        (7,276)         --             23,757
Equity in income of subsidiaries                                     --              --        48,991        (48,991)             --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                     $ 30,550        $ 18,440     $  37,515      $ (48,991)     $   37,514
====================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                                     Year Ended 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Interface, Inc. Consolidation
                                                               Guarantor   Nonguarantor        (Parent  & Elimination   Consolidated
(in thousands)                                              Subsidiaries   Subsidiaries    Corporation)       Entries         Totals
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current
   Cash                                                        $   4,137      $   6,412      $  (8,001)     $      --    $     2,548
   Accounts receivable                                           170,248         71,569        (38,267)            --        203,550
   Inventories                                                   110,186         66,732             --             --        176,918
   Miscellaneous                                                  10,871         20,425          6,466             --         37,762
------------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                        295,442        165,138        (39,802)            --        420,778
Property and equipment, less
   accumulated depreciation                                      151,956         81,312         20,168             --        253,436
Investments in subsidiaries                                       38,100          9,758        861,459       (909,317)            --
Miscellaneous                                                     12,118         24,367         39,024             --         75,509
Excess of cost over net assets acquired                          183,942         91,241          3,589             --        278,772
------------------------------------------------------------------------------------------------------------------------------------
                                                               $ 681,558      $ 371,816      $ 884,438      $(909,317)   $ 1,028,495
====================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                               91,559         83,888         28,305             --        203,752
Long-term debt, less current maturities                            6,529         37,915        355,700             --        400,144
Deferred income taxes                                             15,006          6,111         12,278             --         33,395
------------------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                           113,094        127,914        396,283             --        637,291
------------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                    --          2,012             --             --          2,012
Shareholders' equity
     Preferred stock                                              57,891             --             --        (57,891)            --
     Common stock                                                 94,145        102,199          5,902       (196,344)         5,902
     Additional paid-in capital                                  191,411         12,525        222,373       (203,936)       222,373
     Retained earnings                                           229,217        154,597        265,641       (416,133)       233,322
     Foreign currency translation adjustment                      (4,200)       (27,431)        (5,761)       (16,279)      (53,671)
     Treasury stock                                                   --             --             --        (18,734)      (18,734)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                       568,464        241,890        488,155       (909,317)       389,192
------------------------------------------------------------------------------------------------------------------------------------
                                                               $ 681,558      $ 371,816      $ 884,438      $(909,317)   $ 1,028,495
===================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                                     Year Ended 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Interface, Inc. Consolidation
                                                               Guarantor   Nonguarantor        (Parent  & Elimination   Consolidated
(in thousands)                                              Subsidiaries   Subsidiaries    Corporation)       Entries         Totals
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current
   Cash                                                        $   6,145      $   5,234      $  (1,469)     $      --   $     9,910
   Accounts receivable                                           139,718         80,276        (25,191)            --       194,803
   Inventories                                                   131,749         67,589             --             --       199,338
   Miscellaneous                                                   8,138         17,386          8,949             --        34,473
------------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                       285,750        170,485        (17,711)            --       438,524
Property and equipment, less
   accumulated depreciation                                      151,782         79,862         13,668             --       245,312
Investments in subsidiaries                                       37,030            871        791,289       (829,190)           --
Miscellaneous                                                     11,733          8,791         29,535             --        50,059
Excess of cost over net assets acquired                          187,412        112,650          2,907             --       302,969
------------------------------------------------------------------------------------------------------------------------------------
                                                               $ 673,707      $ 372,659      $ 819,688      $(829,190)  $ 1,036,864
====================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                              117,311        102,059          5,742             --       225,112
Long-term debt, less current maturities                            8,342         41,622        337,687             --       387,651
Deferred income taxes                                             15,085          6,037          2,360             --        23,482
------------------------------------------------------------------------------------------------------------------------------------
       Total liabilities                                         140,738        149,718        345,789             --       636,245
------------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                    --          1,795             --             --         1,795
Shareholders' equity
    Preferred stock                                               57,891             --             --         (57,891)          --
    Common stock                                                  94,145        102,199          5,983        (196,344)       5,983
    Additional paid-in capital                                   191,411         12,525        231,959        (203,936)     231,959
    Retained earnings                                            193,153        132,580        242,119        (348,622)     219,230
    Foreign currency translation adjustment                       (3,631)       (19,759)        (6,162)         (2,116)     (31,668)
    Minimum pension liability                                         --         (6,399)            --              --       (6,399)
    Treasury stock                                                    --             --             --         (20,281)     (20,281)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                       532,969        221,146        473,899        (829,190)     398,824
------------------------------------------------------------------------------------------------------------------------------------
                                                               $ 673,707      $ 372,659      $ 819,688     $  (829,190) $ 1,036,864
====================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                                     Year Ended 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Interface, Inc. Consolidation
                                                               Guarantor   Nonguarantor        (Parent  & Elimination   Consolidated
(in thousands)                                              Subsidiaries   Subsidiaries    Corporation)       Entries         Totals
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current
   Cash                                                        $   4,362      $   6,501      $    (651)   $        --     $  10,212
   Accounts receivable                                           131,120         74,652        (27,795)            --       177,977
   Inventories                                                   105,193         52,437             --             --       157,630
   Miscellaneous                                                   8,521         15,768          5,132             --        29,421
------------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                       249,196        149,358        (23,314)            --       375,240
Property and equipment, less
   accumulated depreciation                                      150,038         71,453          7,290             --       228,781
Investments in subsidiaries                                      129,033         15,799        381,670       (526,502)           --
Miscellaneous                                                    121,361         20,871        472,083       (567,370)       46,945
Excess of cost over net assets acquired                          182,652         92,087          3,858             --       278,597
------------------------------------------------------------------------------------------------------------------------------------
                                                               $ 832,280      $ 349,568      $ 841,587    $(1,093,872)    $ 929,563
====================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                               96,869         85,757          9,211             --       191,837
Long-term debt, less current maturities                          240,475         44,423        446,169       (341,568)      389,499
Deferred income taxes                                             12,852          3,483         12,538             --        28,873
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                          350,196        133,663        467,918       (341,568)      610,209
------------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                 2,989             --             --             --         2,989
Shareholders' equity
   Preferred stock                                                57,891             --             --        (57,891)           --
   Common stock                                                   81,704        102,199          2,776       (183,903)        2,776
   Additional paid-in capital                                    187,195         11,030        161,584       (198,225)      161,584
   Retained earnings                                             158,027        122,120        212,298       (294,539)      197,906
   Foreign currency translation adjustment                        (5,722)       (19,444)        (2,989)            --       (28,155)
   Treasury stock                                                     --             --             --        (17,746)      (17,746)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                       479,095        215,905        373,669       (752,304)      316,365
------------------------------------------------------------------------------------------------------------------------------------
                                                               $ 832,280      $ 349,568      $ 841,587    $(1,093,872)    $ 929,563
====================================================================================================================================

SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                              Year Ended 1999
-----------------------------------------------------------------------------------------------------------------------------
                                                                                Interface, Inc.  Consolidation
                                                        Guarantor   Nonguarantor        (Parent  & Elimination   Consolidated
(in thousands)                                       Subsidiaries   Subsidiaries    Corporation)       Entries         Totals
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from  operating  activities                   $ 22,336      $ 32,036        $ 16,694             --       $ 71,066
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchase of plant and equipment                        (21,413)       (7,813)         (8,052)            --        (37,278)
   Acquisitions, net of cash acquired                          --            --           9,826             --          9,826
   Other                                                    1,626         3,390         (29,409)            --        (24,393)
-----------------------------------------------------------------------------------------------------------------------------
                                                          (19,787)       (4,423)        (27,635)            --        (51,845)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
        Net borrowings (repayments)                        (4,557)      (26,550)         23,433             --        (7,674)
        Proceeds from issuance of common stock                 --            --           1,044             --         1,044
        Cash dividends paid                                    --            --          (9,453)            --        (9,453)
        Repurchase of common shares                            --            --         (10,615)            --       (10,615)
-----------------------------------------------------------------------------------------------------------------------------
                                                           (4,557)      (26,550)          4,409             --       (26,698)
-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                        --           115              --             --           115
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                            (2,008)        1,178          (6,532)            --        (7,362)
-----------------------------------------------------------------------------------------------------------------------------
Cash, at beginning of year                                  6,145         5,234          (1,469)            --         9,910
-----------------------------------------------------------------------------------------------------------------------------
Cash, at end of year                                     $  4,137      $  6,412        $ (8,001)            --      $  2,548
=============================================================================================================================

SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                              Year Ended 1998
-----------------------------------------------------------------------------------------------------------------------------
                                                                                Interface, Inc.  Consolidation
                                                        Guarantor   Nonguarantor        (Parent  & Elimination   Consolidated
(in thousands)                                       Subsidiaries   Subsidiaries    Corporation)       Entries         Totals
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                 $ 48,243        $ 51,909        $(28,252)          --          $  71,900
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchase of plant and equipment                    (26,669)        (16,839)         (1,719)          --            (45,227)
   Acquisitions, net of cash acquired                    --              --           (71,504)          --            (71,504)
   Other                                                3,174         (11,070)         (8,589)          --            (16,485)
-----------------------------------------------------------------------------------------------------------------------------
                                                      (23,495)        (27,909)        (81,812)          --           (133,216)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
        Net borrowings (repayments)                   (22,964)        (25,906)         49,650           --                780
        Proceeds from issuance of common stock           --              --            70,630           --             70,630
        Cash dividends paid                              --              --            (8,499)          --             (8,499)
        Repurchase of common shares                      --              --            (2,535)          --             (2,535)
-----------------------------------------------------------------------------------------------------------------------------
                                                      (22,964)        (25,906)         109,246          --             60,376
-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                  --               638            --             --                638
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                         1,784          (1,268)           (818)          --               (302)
Cash, at beginning of year                              4,361           6,502            (651)          --             10,212
-----------------------------------------------------------------------------------------------------------------------------
Cash, at end of year                                 $  6,145        $  5,234        $ (1,469)          --          $   9,910
=============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                              Year Ended 1997
-----------------------------------------------------------------------------------------------------------------------------
                                                                                Interface, Inc.  Consolidation
                                                        Guarantor   Nonguarantor        (Parent  & Elimination   Consolidated
(in thousands)                                       Subsidiaries   Subsidiaries    Corporation)       Entries         Totals
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from  operating  activities                   $ 29,585       $ 27,448        $ 17,690           --        $ 74,723
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchase of plant and equipment                        (25,062)       (10,177)         (3,415)          --         (38,654)
   Acquisitions, net of cash acquired                          --             --         (34,647)          --         (34,647)
   Other                                                       --             --         (17,902)          --         (17,902)
-----------------------------------------------------------------------------------------------------------------------------
                                                          (25,062)       (10,177)        (55,964)          --         (91,203)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net borrowings (repayments)                             (3,643)       (15,155)         37,155           --          18,357
   Proceeds from issuance of common stock                      --             --           6,414           --           6,414
   Cash dividends paid                                         --             --          (6,436)          --          (6,436)
-----------------------------------------------------------------------------------------------------------------------------
                                                           (3,643)       (15,155)         37,133           --          18,335
-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                        --           (405)             --           --            (405)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                               880          1,711          (1,141)          --           1,450
Cash, at beginning of year                                  3,481          4,791             490           --           8,762

Cash, at end of year                                     $  4,361       $  6,502        $   (651)          --        $ 10,212
=============================================================================================================================

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



/s/ Ray C. Anderson
Ray C. Anderson
Chairman of the Board and
Chief Executive Officer



/s/ Daniel T. Hendrix
Daniel T. Hendrix
Senior Vice President,
Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of Interface, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Interface, Inc. and subsidiaries as of January 2, 2000 and January 3, 1999, and the related consolidated statements of income and comprehensive income and cash flows for each of the three fiscal years in the period ended January 2, 2000. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interface, Inc. and its subsidiaries as of January 2, 2000 and January 3, 1999 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 2000, in conformity with generally accepted accounting principles.




Atlanta, Georgia
February 22, 2000
 /BDO

SELECTED FINANCIAL INFORMATION

(in thousands, except per share data)      1999              1998            1997             1996            1995
-------------------------------------------------------------------------------------------------------------------
ANNUAL OPERATING DATA
Net sales                              $1,228,239       $1,281,129       $1,135,290       $1,002,076       $802,066
Cost of sale                              846,124          847,660          755,734          684,455        551,643
Operating income                           76,431           89,691           97,801           78,689         61,543
Income before extraordinary item           23,545           29,823           37,514           26,395         20,340
Net income                                 23,545           29,823           37,514           26,395         16,828
-------------------------------------------------------------------------------------------------------------------
Earnings per common share
        Basic                          $      .45       $      .58       $      .79       $      .62       $     .51 <F1>
        Diluted                        $      .45       $      .56       $      .76       $      .60       $     .50<F1>

AVERAGE SHARES OUTSTANDING
        Basic                              52,562           51,808           47,416           40,121         36,510
        Diluted                            52,803           53,735           49,302           41,315         37,198
Cash dividends per common share        $      .18       $     .165       $     .135       $    .1225       $    .12
Property additions<F2)                     37,278           66,145           51,489           40,387         48,929
Depreciation and amortization              45,789           42,586           38,605           35,305         28,944
-------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                        $  217,026       $  213,412       $  183,403       $  189,584       $159,031
Total assets                            1,028,495        1,036,864          929,563          862,546        714,351
Total long-term debt                      402,118          390,437          392,250          382,272        325,582
Shareholders' equity                      389,192          398,824          316,365          273,118        231,914
Book value per share                         7.52             7.60             6.55             6.28           6.29
Current ratio                                 2.1              1.9              2.0              2.2            2.4
-------------------------------------------------------------------------------------------------------------------

<F1> Before extraordinary loss, net of tax, of $0.09.
<F2> Includes property and equipment obtained in acquisition of business.

                                       34