Form 10-K, Exhibit 13
period 2000-12-31
INTERFACE INC
filed 2001-04-02
CIK 715787

Exhibit 13



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------


FORWARD-LOOKING STATEMENTS

This report contains statements which may constitute "forward-looking statements" under applicable securities laws, including statements regarding the intent, belief or current expectations of Interface, Inc. (the "Company") and members of its management team, as well as the assumptions on which such statements are based. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements are set forth in the Safe Harbor Compliance Statement for Forward-Looking Statements included as
Exhibit 99.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and are hereby incorporated by reference. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

GENERAL


For 2000, the Company had net sales and net income of $1.284 billion and $17.3 million, respectively. Net sales were made up of sales of floorcovering products (primarily modular and broadloom carpet) and related services ($951.7 million), interior fabrics sales ($252.7 million) and raised/access flooring and other specialty product sales ($79.6 million), accounting for 74.1%, 19.7% and 6.2% of total sales, respectively. The Company achieved a compound annual growth rate in its net sales and net income, excluding restructuring charges, of 5.1% and 3.8%, respectively, over the five-year period from 1996 to 2000.

The Company's business, as well as the commercial interiors market in general, is somewhat cyclical in nature. The Company's financial performance in recent years has been strongly tied to U.S. demand for its products and services. The commercial interiors market as a whole and the broadloom carpet market, in particular, experienced decreased demand levels during 1999, which continued into the first quarter of 2000. A significant sustained downturn in the market could impair the Company's growth.

The Company's growth could also be impaired by international developments. Specifically, the weakening of the euro against the U.S. dollar has adversely affected the translation of European revenue levels to U.S. dollars during 1999 and 2000.

During 2000, the Company recorded a pre-tax restructuring charge of $21.0 million. The charge reflects: (i) the integration of the U.S. broadloom operations; (ii) the consolidation of certain administrative, manufacturing, and back-office functions; (iii) the divestiture of certain non-strategic Re:Source service network operations; and (iv) the abandonment of manufacturing equipment utilized in the production of discontinued product lines. The foregoing resulted in an aggregate headcount reduction in the U.S. and Europe of 425 people. The restructuring charge is comprised of $12.8 million of cash expenditures for severance benefits and relocation costs and $8.2 million of non-cash charges, primarily for the write-down of impaired assets. The Company substantially completed the restructuring by year end. The restructuring is expected to yield annual cost savings of approximately $15 million; however, the amount of any actual costs savings could be affected by the factors discussed under the headings "Cyclical Nature of Industry" and "Risks of Foreign Operations," in particular, in Exhibit 99.1. Further discussion on the restructuring charge appears in the notes to the consolidated financial statements on page 51 [page 23 of this Exhibit 13].

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------



RESULTS OF OPERATIONS

The following table presents, as a percentage of net sales, certain items included in the Company's consolidated statements of income.

                                                     Fiscal Year Ended
                                     ---------------------------------
                                      2000         1999          1998
----------------------------------------------------------------------
Net sales                            100.0%        100.0%        100.0%
Cost of sales                         69.8          68.9          66.2
----------------------------------------------------------------------
Gross profit on sales                 30.2          31.1          33.8
Selling, general and
    administrative expenses           23.2          24.8          24.8
Restructuring charge                   1.6            .1           2.0
----------------------------------------------------------------------
Operating income                       5.4           6.2           7.0
Other expense                          3.1           3.1           3.2
----------------------------------------------------------------------
Income before taxes
   on income                           2.3           3.1           3.8
Taxes on income                        1.0           1.2           1.5
----------------------------------------------------------------------
Net income                             1.3           1.9           2.3
======================================================================

Fiscal 2000 Compared With Fiscal 1999
-------------------------------------

The Company's net sales increased $55.7 million (4.5%) compared with 1999. The increase is attributable primarily to increased sales volume within (i) the Company's interior fabrics segment as a result of the acquisition of certain assets of the Chatham Manufacturing division of CMI Industries, Inc.; (ii) the Company's modular floorcovering business in the U.S., Europe and Asia; and (iii) the Company's architectural products division in the U.S. These increases were somewhat offset by (i) decreased sales volume in the Company's broadloom operations in the U.S. and Europe; (ii) the planned reduction of sales volume in the Company's Re:Source service network as it focuses on profitability; and
(iii) the decline in value of the euro against the U.S. dollar.

Cost of sales as a percentage of net sales increased to 69.8% in 2000 compared to 68.9% in 1999. The increase was attributable to (i) increased raw material prices, (ii) manufacturing inefficiencies in our U.S. and European broadloom operations, and (iii) the increase in the relative sales by the Company's architectural products division and Chatham operations, which historically have had lower gross profit margins than the Company's other product sales.

Selling, general and administrative expenses as a percentage of net sales declined to 23.2% in 2000 from 24.8% in 1999. The decrease was attributable to
(i) the Company's cost reduction efforts through the introduction of the shared services approach in the Americas, and (ii) the inclusion of recently acquired companies which have historically had lower SG&A costs as a percentage of sales.

Other expense increased $.7 million in 2000 compared to 1999, due primarily to the non-recurring gain realized in 1999 as a result of the divestiture of certain operating assets of the Company.

The effective tax rate was 42.0% for 2000, compared to 38.0% in 1999. The increase in the effective rate was primarily due to the write-off of certain non-deductible amounts as part of the restructuring charge taken in the first quarter of 2000, and lower pre-tax income in 2000.

As a result of the aforementioned factors, excluding the restructuring charge, the Company's net income increased 38% to $31.8 million in 2000 versus $23.5 million in 1999. Further discussion of the restructuring charge appears in the notes to the consolidated financial statements on page 52 [page 24 of this
Exhibit 13].

Fiscal 1999 Compared With Fiscal 1998
-------------------------------------

The Company's net sales decreased $52.9 million (4.1%) compared with 1998. The decrease was attributable primarily to (i) the divestiture of Joseph Hamilton & Seaton, Ltd., a U.K. wholesale distributor,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------



(ii) decreased sales volume of products and related services in the Company's broadloom floorcovering operations, due to soft market conditions, and (iii) the weakness of the euro against the U.S. dollar. These decreases were offset somewhat by increased sales volume at (i) the Company's Asia-Pacific division due mostly to the economic recovery in Asia and (ii) the Company's architectural products division.

Cost of sales as a percentage of net sales increased to 68.9% in 1999 compared to 66.2% in 1998. The increase was attributable to (i) lower sales volumes which caused a lower absorption of overhead costs, and (ii) a shift in sales mix towards a greater service component, which traditionally has had lower gross margins.

Selling, general and administrative expenses as a percentage of net sales were 24.8% in 1999, unchanged from 1998 despite lower sales in 1999. The Company's improved cost containment measures worldwide were offset by costs associated with the integration of the Re:Source service network and expenses associated with the separation of certain senior officers from Interface Americas.

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

During 1999, the restructuring activities were largely completed. Further discussion of the restructuring charge appears in the notes to the consolidated financial statements on page 53 [page 25 of this Exhibit 13].

LIQUIDITY AND CAPITAL RESOURCES


The Company's primary sources of cash over the last three fiscal years have been funds provided by operating activities, proceeds from the issuance (net of repurchases) of Common Stock, and proceeds from additional long-term debt. In 2000, operating activities generated $71.4 million of cash compared with $71.1 million and $71.9 million in 1999 and 1998, respectively.

The primary uses of cash during the last three fiscal years have been (i) acquisitions of businesses, (ii) additions to property and equipment at the Company's manufacturing facilities, (iii) cash dividends, (iv) expenditures related to the Company's share repurchase program, and (v) repayments on debt and lines of credit. For the three years ended December 31, 2000, acquisitions of businesses (net of dispositions) required $91.6 million, the aggregate additions to property and equipment required cash expenditures of $113.0 million, dividends required $27.2 million, share repurchases required $20.0 million and repayments on debt and lines of credit required $691.9 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------



The Company has in effect a share repurchase program, pursuant to which it is authorized to repurchase up to 4,000,000 shares of Class A Common Stock in the open market. As of December 31, 2000, the Company had repurchased an aggregate of 2,794,813 shares of Class A Common Stock under this program, at prices ranging from $3.41 to $16.78.

At the end of fiscal 2000, the Company estimated capital expenditure requirements for 2001 of approximately $30 million and had purchase commitments of approximately $9.5 million for 2001. Management believes that cash provided by operations and long-term loan commitments will provide adequate funds for current commitments and other requirements in the foreseeable future.

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

Market Risk
-----------

As a result of the scope of its global operations, the Company is exposed to an element of market risk from changes in interest rates and foreign currency exchange rates. The Company's results of operations and financial condition could be impacted by this risk. The Company manages its exposure to market risk through its regular operating and financial activities and, to the extent appropriate, through the use of derivative financial instruments.

The Company employs derivative financial instruments as risk management tools and not for speculative or trading purposes. The Company monitors the use of derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. The Company has established strict counter-party credit guidelines and enters into transactions only with financial institutions with a rating of investment grade or better. As a result, the Company considers the risk of counter-party default to be minimal.

Interest Rate Market Risk Exposure
----------------------------------

Changes in interest rates affect the interest paid on certain of the Company's debt. To mitigate the impact of fluctuations in interest rates, management of the Company has developed and implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company currently maintains 65% and 35% of its total long-term debt in fixed and variable interest rates, respectively.

Foreign Currency Exchange Market Risk Exposure
----------------------------------------------

A significant portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. The Company manufactures its products in the U.S., Canada, England, Northern Ireland, the Netherlands, Australia and Thailand, and sells its products in more than 100 countries. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are exposed to changes in exchange rates between the U.S. dollar and many other currencies, including the British pound sterling, Canadian dollar, Australian dollar, Thai baht, Japanese yen, and the euro. When the U.S. dollar strengthens against a foreign currency, the value of anticipated sales in those currencies decreases, and vice-versa. Additionally, to the extent the Company's foreign operations with functional currencies other than the U.S. dollar transact business in countries other than the U.S., exchange rate changes between two foreign currencies could ultimately impact the Company. Finally, because the Company reports in U.S. dollars on a consolidated basis, foreign currency exchange fluctuations can have a translation impact on the Company's financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------

The Company had no outstanding agreements to hedge fluctuations in interest or foreign currency exchange rates as of December 31, 2000. The Company believes that, at this time, such hedges are no longer necessary. During 1998, the Company restructured its borrowing facilities which provided for multicurrency loan agreements resulting in the Company's ability to borrow funds in the countries in which the funds are expected to be utilized. Further, the advent of the euro has provided additional currency stability within the Company's European markets. As such, these events have provided the Company natural hedges on currency fluctuations. Interest rate management swap agreements have also become unnecessary given the structure of the Company's unsecured $300 million revolving credit facility, which charges interest at varying rates based on the Company's ability to meet certain performance criteria.

At December 31, 2000, the Company recognized a $19.3 million decrease in its foreign currency translation adjustment account compared to January 2, 2000, because of the weakening of certain currencies against the U.S. dollar. The decrease was associated primarily with the Company's investments in certain foreign subsidiaries located within the U.K. and continental Europe.

Sensitivity Analysis
--------------------

For purposes of specific risk analysis, the Company uses sensitivity analysis to measure the impact that market risk may have on the fair values of the Company's market-sensitive instruments.

To perform sensitivity analysis, the Company assesses the risk of loss in fair values associated with the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market value of instruments affected by interest rate and foreign currency exchange rate risk is computed based on the present value of future cash flows as impacted by the changes in the rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2000. The values that result from these computations are then compared with the market values of the financial instruments. The differences are the hypothetical gains or losses associated with each type of risk.

Interest Rate Risk
------------------

Based on a hypothetical immediate 150 basis point increase in interest rates, with all other variables held constant, the market value of the Company's fixed rate long-term debt would be impacted by a net decrease of $14.6 million. Conversely, a 150 basis point decrease in interest rates would result in a net increase in the market value of the Company's fixed rate long-term debt of $15.2 million.

Foreign Currency Exchange Rate Risk
-----------------------------------

As of December 31, 2000, a 10% decrease or increase in the levels of foreign currency exchange rates against the U.S. dollar, with all other variables held constant, would result in a decrease in the fair value of the Company's financial instruments of $7.5 million or an increase in the fair value of the Company's financial instruments of $7.4 million. As the impact of offsetting changes in the fair market value of the Company's net foreign investments is not included in the sensitivity model, these results are not indicative of the Company's actual exposure to foreign currency exchange risk.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------


RECENT ACCOUNTING PRONOUNCEMENTS


In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," an interpretation of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Interpretation No. 44 clarifies the application of APB No. 25 to the definition of an employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. This interpretation did not have a material impact on the Company's consolidated financial statements.

Pursuant to the Securities and Exchange  Commission's Staff Accounting  Bulletin
(SAB) No. 101, "Revenue Recognition in Financial Statements," the Company has reviewed its accounting policies for the recognition of revenue. SAB No. 101 was required to be implemented in fourth quarter 2000. SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The Company's policies for revenue recognition are consistent with the views expressed within SAB No. 101.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. The Company will designate each derivative as belonging to one of several possible categories, based on the intended use of the derivative. The recognition of changes in the fair value of a derivative that affects the income statement will depend on the intended use of the derivative. If the derivative does not qualify as a hedging instrument, the gain or loss on the derivative will be recognized currently in earnings. If the derivative qualifies for special hedge accounting, the gain or loss on the derivative will either (i) be recognized in income along with an offsetting adjustment to the basis of the item being hedged or (ii) be deferred in other comprehensive income and reclassified to earnings in the same period or periods which the hedged transaction affects. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, Amendment of SFAS 133," liberalized the application of SFAS 133 in a number of areas. The Company adopted the new standards on January 1, 2001, and does not expect the new standards to have a significant impact on its results of operations or financial position.

Effective January 1, 2001, the Company adopted SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS 125." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and revises the accounting standards for securitizations and transfers of financial assets and collateral. Management does not expect the adoption to have a material effect on the Company's results of operations and financial position. This standard also required new disclosures in 2000. Such requirements were not applicable to the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)


CONSOLIDATED STATEMENTS OF INCOME

                                                                                     Fiscal Year Ended
                                                   ---------------------------------------------------
(in thousands, except share data)                        2000              1999               1998
------------------------------------------------------------------------------------------------------
Net sales                                           $ 1,283,948        $ 1,228,239         $ 1,281,129
Cost of sales                                           895,944            846,124             847,660
------------------------------------------------------------------------------------------------------
Gross profit on sales                                   388,004            382,115             433,469
Selling, general and administrative expenses            297,948            304,553             318,495
Restructuring charges                                    21,047              1,131              25,283
------------------------------------------------------------------------------------------------------
Operating income                                         69,009             76,431              89,691
------------------------------------------------------------------------------------------------------
Other expense
     Interest expense                                    38,500             39,372              36,705
     Other                                                  670               (914)              3,875
------------------------------------------------------------------------------------------------------
Total other expense                                      39,170             38,458              40,580
------------------------------------------------------------------------------------------------------
Income before taxes on income                            29,839             37,973              49,111
Taxes on income                                          12,518             14,428              19,288
------------------------------------------------------------------------------------------------------
Net income                                               17,321             23,545              29,823
======================================================================================================
Earnings per common share
Basic                                               $      0.34        $      0.45         $      0.58
======================================================================================================
Diluted                                             $      0.34        $      0.45         $      0.56
======================================================================================================



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)


                                                                                    Fiscal Year Ended
                                                    --------------------------------------------------
(in thousands)                                         2000              1999                     1998
------------------------------------------------------------------------------------------------------
Net income                                          $ 17,321           $ 23,545            $    29,823
Other comprehensive income
     Foreign currency translation adjustment         (19,281)           (22,003)                (3,513)
     Minimum pension liability adjustment               --                6,399                 (6,399)
------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                         $ (1,960)          $  7,941               $ 19,911
======================================================================================================



See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS


(in thousands)                                                        2000               1999
------------------------------------------------------------------------------------------------
Assets
------
Current
     Cash                                                        $     7,861         $     2,548
     Accounts receivable                                             204,886             203,550
     Inventories                                                     198,063             176,918
     Prepaid expenses                                                 22,765              27,845
     Deferred income taxes                                            13,533               9,917
------------------------------------------------------------------------------------------------
Total current assets                                                 447,108             420,778
Property and equipment                                               258,245             253,436
Miscellaneous                                                         64,840              75,509
Excess of cost over net assets acquired                              264,656             278,772
------------------------------------------------------------------------------------------------
                                                                 $ 1,034,849         $ 1,028,495
================================================================================================

Liabilities and Shareholders' Equity
------------------------------------
Current liabilities
     Notes payable                                               $      --           $     4,173
     Accounts payable                                                 97,874              90,318
     Accrued expenses                                                107,467             107,287
     Current maturities of long-term debt                                808               1,974
------------------------------------------------------------------------------------------------
Total current liabilities                                            206,149             203,752
Long-term debt, less current maturities                              146,550             125,144
Senior notes                                                         150,000             150,000
Senior subordinated notes                                            125,000             125,000
Deferred income taxes                                                 29,551              33,395
------------------------------------------------------------------------------------------------
Total liabilities                                                    657,250             637,291
Minority interest                                                      5,164               2,012
Shareholders' equity
     Preferred stock                                                    --                  --
     Common stock                                                      5,831               5,902
     Additional paid-in capital                                      218,261             222,373
     Retained earnings                                               241,400             233,322
     Foreign currency translation adjustment                         (72,952)            (53,671)
     Treasury stock, 7,493 and 7,300 shares, respectively            (20,105)            (18,734)
------------------------------------------------------------------------------------------------
Total shareholders' equity                                           372,435             389,192
------------------------------------------------------------------------------------------------
                                                                 $ 1,034,849         $ 1,028,495
================================================================================================

See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Fiscal Year Ended
                                                         ---------------------------------------------
(in thousands)                                              2000               1999              1998
------------------------------------------------------------------------------------------------------
Operating Activities
--------------------
Net income                                               $  17,321         $  23,545         $  29,823
Adjustments to reconcile net income to cash
     provided by operating activities
Depreciation and amortization                               50,625            45,789            42,586
Restructuring charges                                        8,210              --              12,265
Deferred income taxes                                       (7,209)            3,950            (8,362)
Working capital changes
     Accounts receivable                                     3,160           (15,954)            4,972
     Inventories                                            (9,172)           16,559           (21,296)
     Prepaid expenses                                        3,272            (2,314)            3,235
     Accounts payable and accrued expenses                   5,225              (509)            8,677
------------------------------------------------------------------------------------------------------
                                                            71,432            71,066            71,900
------------------------------------------------------------------------------------------------------

Investing Activities
--------------------

Capital expenditures                                       (30,495)          (37,278)          (45,227)
Net proceeds from dispositions/cash paid for
     acquisitions of businesses                            (29,872)            9,826           (71,504)
Other                                                      (10,876)          (24,393)          (16,485)
------------------------------------------------------------------------------------------------------
                                                           (71,243)          (51,845)         (133,216)
------------------------------------------------------------------------------------------------------

Financing Activities
--------------------

Borrowings on long-term debt                               211,323           148,900           198,080
Principal repayments on long-term debt                    (186,850)         (134,459)         (343,607)
Proceeds from issuance of senior notes                        --                --             146,991
Expenditures under share repurchase program                 (6,842)          (10,615)           (2,535)
Borrowings (repayments) under lines of credit               (4,173)          (22,115)             (684)
Proceeds from issuance of common stock                         496             1,044            70,630
Dividends paid                                              (9,243)           (9,453)           (8,499)
------------------------------------------------------------------------------------------------------
                                                             4,711           (26,698)           60,376
------------------------------------------------------------------------------------------------------

Net cash provided (used) by operating, investing,
     and financing activities                                4,900            (7,477)             (940)
Effect of exchange rate changes on cash                        413               115               638
------------------------------------------------------------------------------------------------------

Cash
----

Net increase (decrease)                                      5,313            (7,362)             (302)
Balance, beginning of year                                   2,548             9,910            10,212
------------------------------------------------------------------------------------------------------
Balance, end of year                                     $   7,861         $   2,548         $   9,910
======================================================================================================




See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------



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

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for returns, bad debts, product claims reserves, inventory obsolescence and the length of product life cycles, accruals associated with restructuring activities, income tax exposures, environmental liabilities, carrying value of the excess of cost over net assets acquired and fixed assets. Actual results could vary from these estimates.

Inventories
-----------

Inventories are valued at the lower of cost (standards which approximate actual cost on a first-in, first-out basis) or market.

Property and Equipment
----------------------

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: buildings and improvements--ten to fifty years; furniture and equipment--three to twelve years. Interest costs for the construction/development of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of approximately $0.5 million, $0.4 million, and $1.0 million for the years ended 2000, 1999, and 1998, respectively. Depreciation expense amounted to approximately $37.9 million, $32.4 million, and $31.9 million for the years ended 2000, 1999, and 1998, respectively.

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

Excess of Cost Over Net Assets Acquired
---------------------------------------

Excess of cost over net assets acquired is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. Excess of cost over net assets acquired is amortized on a straight-line basis over the periods benefited, principally twenty-five to forty years. Accumulated amortization amounted to approximately $78.5 million and $69.1 million at December 31, 2000 and January 2, 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


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

Pursuant to the Securities and Exchange  Commission's Staff Accounting  Bulletin
(SAB) No. 101, "Revenue Recognition in Financial Statements," the Company has reviewed its accounting policies for the recognition of revenue. SAB No. 101 was required to be implemented in fourth quarter 2000. SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The Company's policies for revenue recognition are consistent with the views expressed within SAB No. 101.

Cash, Cash Equivalents, and Short-Term Investments
--------------------------------------------------

Highly liquid investments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months and less than one year are classified as short-term investments.

At December 31, 2000 and January 2, 2000, checks issued against future deposits totaled approximately $11.0 million and $22.0 million, respectively. Cash payments for interest amounted to approximately $41.4 million, $36.6 million, and $30.7 million, for the years ended 2000, 1999, and 1998, respectively. Income tax payments amounted to approximately $11.8 million, $6.1 million, and $17.3 million, for the years ended 2000, 1999, and 1998, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


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

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133
establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. The Company will designate each derivative as belonging to one of several possible categories, based on the intended use of the derivative. The recognition of changes in the fair value of a derivative that affects the income statement will depend on the intended use of the derivative. If the derivative does not qualify as a hedging instrument, the gain or loss on the derivative will be recognized currently in earnings. If the derivative qualifies for special hedge accounting, the gain or loss on the derivative will either (i) be recognized in income along with an offsetting adjustment to the basis of the item being hedged or (ii) be deferred in other comprehensive income and reclassified to earnings in the same period or periods which the hedged transaction affects. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. SFAS 138, "Accounting For Certain Derivative Instruments and Certain Hedging Activities, Amendment of SFAS 133," liberalized the application of SFAS 133 in a number of areas. The Company adopted the new standards on January 1, 2001, and does not expect the new standards to have a significant impact on its results of operations or financial position.

Fiscal Year
-----------

The Company's fiscal year is the 52 or 53 week period ending on the Sunday nearest December 31. All references herein to "2000," "1999," and "1998," mean the fiscal years ended December 31, 2000, January 2, 2000, and January 3, 1999, respectively. Fiscal years 2000 and 1999 were comprised of 52 weeks, while 1998 was comprised of 53 weeks.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


Reclassifications
-----------------

Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.


BUSINESS ACQUISITIONS AND DIVESTITURES


During May 2000, the Company acquired certain assets and assumed certain liabilities of the Chatham Manufacturing division of CMI Industries, Inc.
("Chatham") for a purchase price of $25.0 million in cash and assumption of certain liabilities of approximately $13.8 million. Chatham, located in Elkin, North Carolina, manufactures fabric for the furniture industry. This transaction has been accounted for as a purchase and, accordingly, the results of operations of the acquired company since its acquisition date have been included within the consolidated financial statements of the Company.

As part of the Chatham acquisition, the Company engaged environmental consultants to review potential environmental liabilities at all Chatham properties. Based on their review, the environmental consultants recommended certain environmental remedial actions, including groundwater monitoring, and estimated the costs thereof. The Company is currently taking steps to implement the recommended actions at Chatham. Based upon the cost estimates provided by the environmental consultants, the Company believes that the estimated range of the net present value of reasonably predictable costs of groundwater monitoring and other remedial actions is between $9.6 million and $11.7 million. The Company believes that the net present value of the expense for the ongoing groundwater monitoring will be approximately $3.3 million in the aggregate for the first ten years and $1.8 million in the aggregate for the following twenty years. The net present value of the cost of other remedial actions will be approximately $5.5 million in the aggregate. At December 31, 2000, the Company has accrued approximately $10.6 million, which represents the best estimate available of the net present value of these costs discounted at 6%.

The following table presents the expected undiscounted payments over the next five years and the aggregate amount thereafter associated with the liability at December 31, 2000:

Fiscal Year                     (in thousands)
---------------------------------------------
2001                                $  1,744
2002                                     450
2003                                     462
2004                                     476
2005                                     490
Thereafter                             9,192
--------------------------------------------
                                    $ 12,814
Amount representing interest          (2,259)
---------------------------------------------
                                    $ 10,555
============================================


Costs incurred during 2000 were insignificant. Actual costs incurred will depend upon numerous factors, including (i) the actual method and results of the remedial actions; (ii) the outcome of negotiations with regulatory authorities;
(iii) changes in environmental laws and regulations; (iv) technological developments and advancements; and (v) the years of remedial activity required. Based on the information currently available, the Company does not expect that any unrecorded liability related to the above matters would materially affect the consolidated financial position or results of operations of the Company. Environmental accruals are routinely reviewed as events and developments warrant and are subjected to a comprehensive annual review.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


During 2000, the Company acquired Teknit, Ltd., a United Kingdom company with a Michigan subsidiary, which manufactures three-dimensional knitted fabrics for the office furniture industry, for a purchase price of $3.9 million in cash. This transaction has been accounted for as a purchase and, accordingly, the results of operations of the acquired company since its acquisition date have been included within the consolidated financial statements. The purchase price exceeded the fair value of the net assets acquired by approximately $3.7 million and is being amortized over 40 years.

During 2000, the Company sold a service company for approximately $.9 million in cash and $1.3 million in the form of a loan. The Company recognized the related immaterial gain associated with this divestiture within other expense in the consolidated statements of income.

During 1999, the Company sold two operating entities which had been acquired as part of the 1997 Readicut International plc ("Readicut") acquisition transaction. Joseph Hamilton & Seaton, Ltd., a distributor of private label carpet, was sold for approximately $11.2 million in cash during February. In November, the Company also sold its 40% interest in Vebe Floorcoverings BV, a manufacturer of needlepunch carpet, for $8 million in the form of a promissory note. The Company recognized the related immaterial loss and gain, respectively, associated with these divestitures within other expense.

During 1999, the Company purchased six service companies, all located in the U.S. As consideration for the acquisitions, the Company issued common stock valued at approximately $.8 million and paid $2.0 million in cash. All transactions have been accounted for as purchases and, accordingly, the results of operations of the acquired companies since their acquisition dates have been included within the consolidated financial statements. The aggregate purchase price exceeded the fair value of the net assets acquired by approximately $1.2 million and is being amortized over 25 years.


RECEIVABLES


The Company, through a separate single purpose corporate entity, Interface Securitization Corporation ("ISC"), maintains an agreement with a financial institution to sell commercial receivables in amounts up to $65 million. Cash proceeds from the sale and securitization of these receivables were $51.0 million and $41.6 million in 2000 and 1999, respectively. No significant gain or loss resulted from these transactions. The Company expects recourse amounts associated with the aforementioned sale and securitization activities to be minimal and has adequate reserves to cover potential losses. Prior to December 2000, the Company had a similar agreement with another financial institution and ISC. The uncollected receivables sold at December 31, 2000 and January 2, 2000 amounted to $54.0 million and $40.0 million, respectively. The assets of ISC are available first and foremost to satisfy the claims of its creditors.

Effective January 1, 2001, the Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS No. 125." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and revises the accounting standards for securitizations and transfers of financial assets and collateral. Management does not expect the adoption to have a material effect on the Company's results of operations and financial position. This standard also required new disclosures in 2000. Such requirements were not applicable to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


The Company has adopted credit policies and standards intended to reduce the inherent risk associated with potential increases in its concentration of credit risk due to increasing trade receivables from sales to owners and users of commercial office facilities and with specifiers such as architects, engineers and contracting firms. Management believes that credit risks are further moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. As of December 31, 2000 and January 2, 2000, the allowance for bad debts amounted to approximately $8.7 million and $8.8 million, respectively, for all accounts receivable of the Company.


INVENTORIES


Inventories are summarized as follows:

(in thousands)            2000            1999
-----------------------------------------------

Finished goods         $101,411        $100,967
Work-in-process          40,939          29,057
Raw materials            55,713          46,894
-----------------------------------------------
                       $198,063        $176,918
===============================================


PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(in thousands)                      2000             1999
-----------------------------------------------------------
Land                            $  13,677         $  14,652
Buildings                         136,901           131,398
Equipment                         339,507           316,870
Construction-in-progress           12,136            23,046
-----------------------------------------------------------
                                  502,221           485,966
Accumulated depreciation         (243,976)         (232,530)
-----------------------------------------------------------
                                $ 258,245         $ 253,436
===========================================================


The estimated cost to complete construction-in-progress for which the Company was committed at December 31, 2000 was approximately $9.5 million.


ACCRUED EXPENSES

Accrued expenses are summarized as follows:

(in thousands)           2000           1999
---------------------------------------------
Taxes                $  9,305        $  5,723
Compensation           38,701          41,030
Interest                5,416           5,959
Environmental          10,555            --
Other                  43,490          54,575
---------------------------------------------
                     $107,467        $107,287
=============================================


BORROWINGS

Long-Term Debt
--------------

Long-term debt consisted of the following:

                                                Interest rate at
(in thousands)                                     Dec. 31, 2000      2000              1999
----------------------------------------------------------------------------------------------
Revolving credit facilities
   U.S. dollar                                          7.7%       $  87,750         $  64,700
   Japanese yen                                         1.3%           8,000             8,000
   British pound
     sterling                                           6.7%          34,455            40,296
   Euro                                                 5.6%           6,660             2,517
Other                                                4.0-7.5%         10,493            11,605
----------------------------------------------------------------------------------------------
Total long-term debt                                                 147,358           127,118
Less current maturities                                                 (808)           (1,974)
----------------------------------------------------------------------------------------------
                                                                   $ 146,550         $ 125,144
==============================================================================================



The Company maintains an unsecured $300 million revolving credit facility which matures June 30, 2003. Interest is charged at varying rates based on the Company's ability to meet certain performance criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------



The facility requires prepayment from specified excess cash flows or proceeds from certain asset sales and maintenance of certain financial ratios, and governs the ability of the Company to, among other things, encumber assets and pay dividends. Long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

Future maturities of long-term debt are based on fixed payments (amounts could be higher if excess cash flows or asset sales require prepayment of debt under the credit agreements). Annual maturities (in thousands of dollars) of long-term debt outstanding at December 31, 2000 are as follows: 2001-$808; 2002-$949; 2003-$137,589; 2004-$426; 2005- $426; Thereafter-$7,160.

7.3% Senior Notes
-----------------

In April of 1998, the Company issued $150 million in 7.3% Senior Notes due 2008. Interest is payable semi-annually on April 1 and October 1.

The Senior Notes are unsecured, senior subordinated notes and are guaranteed, jointly and severally, by certain of the Company's domestic subsidiaries. The Senior Notes are redeemable, in whole or in part, at the option of the Company, at any time or from time to time, at a redemption price equal to the greater of
(i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present value of the remaining scheduled payments, discounted on a semi-annual basis at the treasury rate plus 50 basis points, plus, in the case of each of (i) and (ii) above, accrued interest to the date of redemption. At December 31, 2000 and January 2, 2000, the estimated fair value of these notes based on then current market prices was approximately $140.3 million and $117.3 million, respectively.

9.5% Senior Subordinated Notes
------------------------------

The Company has outstanding $125 million in 9.5% Senior Subordinated Notes due 2005. Interest is payable semi-annually on May 15 and November 15.

The Notes are guaranteed, jointly and severally, on an unsecured senior subordinated basis by certain of the Company's domestic subsidiaries. The Notes became redeemable for cash after November 15, 2000 at the Company's option, in whole or in part, initially at a redemption price equal to 104.75% of the principal amount, declining to 100% of the principal amount on November 15, 2003, plus accrued interest thereon to the date fixed for redemption. At December 31, 2000 and January 2, 2000, the estimated fair value of these notes based on then current market prices was approximately $126.9 million and $115.4 million, respectively.


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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


In addition, any issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company.

Preferred Share Purchase Rights
-------------------------------

The Company has previously issued one purchase right (a "Right") in respect of each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one two-hundredth of a share (a "Unit") of Series B Participating Cumulative Preferred Stock (the "Series B Preferred Stock").

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires (without the consent of the Company's Board of Directors) more than 15% of the outstanding shares of Common Stock or if other specified events occur without the Rights having been redeemed or in the event of an exchange of the Rights for Common Stock as permitted under the Shareholder Rights Plan.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------



SHAREHOLDERS' EQUITY

Common Stock
------------

The Company is authorized to issue 80 million shares of $.10 par value Class A Common Stock and 40 million shares of $.10 par value Class B Common Stock. Class A and Class B Common Stock have identical voting rights except for the election or removal of directors. Holders of Class B Common Stock are entitled as a class to elect a majority of the Board of Directors. Under the terms of the Class B Common Stock, its special voting rights to elect a majority of the Board members would terminate irrevocably if the total outstanding shares of Class B Common Stock ever comprises less than ten percent of the Company's total issued and outstanding shares of Class A and Class B Common Stock. On December 31, 2000, the outstanding Class B shares constituted approximately 14.0% of the total outstanding shares of Class A and Class B Common Stock. The Company's Class A Common Stock is traded in the over-the-counter market under the symbol IFSIA and is quoted on Nasdaq. The Company's Class B Common Stock is not publicly traded. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Both classes of Common Stock share in dividends available to common shareholders. Cash dividends on Common Stock were $.18 per share for the years ended 2000 and 1999 and $.165 per share for the year ended 1998.

Stock Split
-----------

On May 19, 1998, the shareholders of the Company approved an increase in the number of authorized shares of Class A Common Stock from 40 million to 80 million. The increase was necessary to affect a two-for-one stock split which was declared by the Board of Directors on June 15, 1998. Shareholders of record as of June 1, 1998 received one additional share for each share held. All references to share and per share data prior to the second quarter of 1998 have been restated to reflect this stock split. The table presented below reflects the actual share amounts outstanding for each period presented.

Stock Repurchase Program
------------------------

During 1998, the Company adopted a share repurchase program, pursuant to which it was authorized to repurchase up to 2,000,000 shares of Class A Common Stock in the open market through May 19, 2000. During 2000, the authorized share repurchase amount was increased to 4,000,000 shares and the program was extended through May 19, 2002. During 2000, the Company repurchased 1,177,313 shares of Class A Common Stock under this program, at prices ranging from $3.41 to $8.94 per share. This is compared to the repurchase of 1,442,500 shares of Class A Common Stock at prices ranging from $4.50 to $9.94 per share during 1999 and the repurchase of 175,000 shares of Class A Common Stock at prices ranging from $12.86 to $16.78 during 1998. All treasury stock is accounted for using the cost method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


The following table shows changes in common shareholders' equity.

                                                                                                                         Foreign
                                                Class A                Class B     Additional              Minimum      Currency
                                        ---------------------   -------------------  Paid-In   Retained    Pension    Tranlation
(in thousands)                            Shares      Amount    Shares      Amount  Capital   Earnings    Liability   Adjustment
--------------------------------------------------------------------------------------------------------------------------------
Balance, at December 28, 1997             24,986   $   2,499     2,769   $   277   $ 161,584  $ 197,906  $    --    $ (28,155)

Net income                                  --          --        --        --          --       29,823       --         --
Conversion of common stock                   333          33      (333)      (33)       --         --         --         --
Stock issuance under
     employee plans                          677          68      --        --         5,107       --         --         --
Other issuances of common stock            1,343         134       367        36      68,237       --         --         --
Cash dividends paid                         --          --        --        --          --       (8,499)      --         --
Minimum pension liability
     adjustment                             --          --        --        --          --         --       (6,399)      --
Foreign currency translation
     adjustment                             --          --        --        --          --         --         --       (3,513)
Two-for-one stock split                   26,881       2,688     2,811       281      (2,969)      --         --         --
-------------------------------------------------------------------------------------------------------------------------------
Balance, at January 3, 1999               54,220   $   5,422     5,614   $   561   $ 231,959  $ 219,230  $  (6,399) $ (31,668)
Net income                                  --          --        --        --          --       23,545       --         --
Conversion of common stock                  (190)        (19)      190        19        --         --         --         --
Stock issuances and forfeitures
     under employee plans, inclusive
     of tax benefit of $15                   274          27      (402)      (40)    (2,498)       --        --          --
Other issuances of common stock               85           9       912        91      10,414       --         --         --
Cash dividends paid                         --          --        --        --          --       (9,453)      --         --
Unamortized stock compensation
     related to restricted stock awards     --          --        --        --        (8,784)      --         --         --
Compensation expense related
     to restricted stock awards             --          --        --        --         1,070       --         --         --
Forfeiture and vesting of
     restricted stock awards                --          --        --        --         3,664       --         --         --
Retirement of treasury stock              (1,678)       (168)     --        --       (13,452)      --         --         --
Minimum pension liability
     adjustment                             --          --        --        --          --         --        6,399       --
Foreign currency translation
     adjustment                             --          --        --        --          --         --         --      (22,003)
-------------------------------------------------------------------------------------------------------------------------------
Balance, at January 2, 2000               52,711   $   5,271     6,314   $   631   $ 222,373  $ 233,322  $    --    $ (53,671)
===============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


                                                                                                                Foreign
                                          Class A              Class B      Additional             Minimum      Currency
                                    -------------------  -------------------  Paid-In    Retained   Pension    Translation
(in thousands)                      Shares       Amount  Shares      Amount    Capital   Earnings  Liability    Adjustment
-------------------------------------------------------------------------------------------------------------------------
Balance, at January 2, 2000         52,711   $   5,271    6,314   $     631  $ 222,373   $ 233,322   $--      $ (53,671)

Net income                            --          --       --          --         --        17,321    --           --
Conversion of common stock            (602)        (60)     602          60       --          --      --           --
Stock issuances under
     employee plans                     56           6       25           3        581        --      --           --
Other issuances of common stock         33           3      162          16        787        --      --           --
Retirement of treasury stock          (984)        (99)    --          --       (5,363)       --      --           --
Cash dividends paid                   --          --       --          --         --        (9,243)   --           --
Unamortized stock compensation
     expense related to restricted
     stock awards                     --          --       --          --         (719)       --      --           --
Compensation expense related
     to restricted stock awards       --          --       --          --          602        --      --           --
Foreign currency translation
         adjustment                   --          --       --          --         --          --      --        (19,281)
------------------------------------------------------------------------------------------------------------------------
Balance, at December 31, 2000       51,214   $   5,121    7,103   $     710  $ 218,261   $ 241,400   $--      $ (72,952)
========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

Stock Options
-------------

The Company has an Omnibus Stock Incentive Plan ("Omnibus Plan") under which a committee of the Board of Directors is authorized to grant directors and key employees, including officers, options to purchase the Company's common stock. Options are exercisable for shares of Class A or Class B Common Stock at a price not less than 100% of the fair market value on the date of grant. The options generally become exercisable 20% per year over a five-year period from the date of the grant and the options generally expire ten years from the date of the grant. An aggregate of 3,600,000 shares of Common Stock not previously authorized for issuance under any plan, plus the number of shares subject to outstanding stock options granted under predecessor plans minus the number of shares issued on or after the effective date pursuant to the exercise of such outstanding stock options granted under predecessor plans, were initially available to be issued under the Omnibus Plan.

The following tables summarize stock option activity under the Omnibus Plan and predecessor plans:

                           Weighted
                           Average

                                        Number           Exercise
                                      of Shares            Price
-----------------------------------------------------------------
Outstanding at Dec. 28, 1997         3,498,000         $    7.31
Granted                                651,000             14.15
Exercised                             (677,000)             6.70
Forfeited or canceled                  (68,000)             6.81
----------------------------------------------------------------
Outstanding at Jan. 3, 1999          3,404,000         $    8.75
Granted                                576,000              7.84
Exercised                             (324,000)             6.20
Forfeited or canceled                  (50,000)            15.26
-----------------------------------------------------------------
Outstanding at Jan. 2, 2000          3,606,000         $    8.74
Granted                              1,642,000              4.98
Exercised                              (93,000)             6.36
Forfeited or canceled               (1,256,000)            10.97
-----------------------------------------------------------------
Outstanding at Dec. 31, 2000         3,899,000         $    6.53
================================================================

                                           Weighted
                                           Average
                           Number         Exercise
Options exercisable      of Shares          Price
---------------------------------------------------
December 31, 2000        1,732,000        $   7.30
January 2, 2000          1,916,000        $   7.63
---------------------------------------------------

                                               Options Outstanding                    Options Exercisable
                           -------------------------------------------------     -----------------------------
                                                     Weighted       Weighted
Range of                           Number             Average         Average            Number        Average
Exercise                   Outstanding at           Remaining        Exercise    Exercisable at        Exercise
Prices                     Dec. 31, 2000     Contractual Life           Price     Dec. 31, 2000           Price
----------------------------------------------------------------------------------------------------------------
$   3.69  --    $ 6.88         2,241,000               7.99         $    5.02           754,000        $    5.85
    7.00  --      9.56         1,472,000               6.93              8.20           880,000             8.06
   10.06  --     14.44           186,000               7.46             11.35            98,000            11.48
----------------------------------------------------------------------------------------------------------------
                               3,899,000               7.57         $    6.53         1,732,000        $    7.30
----------------------------------------------------------------------------------------------------------------

The weighted average fair value of options, calculated using the Black-Scholes option-pricing model, granted during 2000 and 1999 is $2.55 and $2.12 per share, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Compensation expense related to stock option plans described above was immaterial for 2000, 1999, and 1998. If the Company had elected to recognize compensation cost based on the fair value at the grant dates for options issued under the plans described above, consistent with the method prescribed by SFAS 123, net income applicable to common shareholders and earnings per share would have been changed to the pro forma amounts indicated below:

(in thousands                                             Fiscal Year Ended
                               --------------------------------------------
except share data)                2000              1999             1998
---------------------------------------------------------------------------
Net income
     as reported             $   17,321        $   23,545        $   29,823
     pro forma                   15,295            22,185            28,366
---------------------------------------------------------------------------
Basic earnings
     per share
          as reported        $     0.34        $     0.45        $     0.58
          pro forma                0.30              0.42              0.55
---------------------------------------------------------------------------
Diluted earnings
     per share
          as reported        $     0.34        $     0.45        $     0.56
          pro forma                0.30              0.42              0.53
---------------------------------------------------------------------------

The fair value of stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999, and 1998: Dividend yield of 2.1% in 2000, 3.6% in 1999 and 1.9% in 1998; expected volatility of 40% in 2000, 31% in 1999 and 30% in 1998; a risk-free interest rate of 6.38% in 2000, 5.72% in 1999 and 5.46% in 1998; and an expected option life of 6.5 years in 2000 and 6.0 years in 1999 and 1998.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," an interpretation of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Interpretation No. 44 clarifies the application of APB No. 25 to the definition of an employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. This interpretation did not have a material impact on the Company's consolidated financial statements.

Restricted Stock Awards
-----------------------

During fiscal years 2000, 1999 and 1998 restricted stock awards were granted for 161,514, 310,563 and 212,412 shares, respectively, of Class B Common Stock. These shares vest with respect to each employee after a nine-year period from the date of grant, provided the individual remains in the employment of the Company as of the vesting date. Additionally, these shares could vest upon the attainment of certain share performance criteria; in the event of a change in control of the Company; or, in the case of the 204,984 awards granted in 1997 that have neither vested or been forfeited, upon involuntary termination. Compensation expense relating to these grants was approximately $602,000, $1,070,000 and $760,000 during 2000, 1999, and 1998, respectively. During 2000 and 1999, shares were issued and as a result unamortized stock compensation for the value of the awards was recorded as a reduction to additional paid-in capital. Due to severance agreements offered during 1999, 247,647 shares were forfeited and 210,538 shares became vested (of which 109,818 were repurchased by the Company). During 1998, 26,000 shares were canceled. At December 31,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

2000 and January 2, 2000, stock awards for 625,176 and 463,662 shares of Class B Common Stock remained outstanding, respectively.


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

The following is a reconciliation from basic earnings per share to diluted earnings per share for each of the last three years:

                                                    Weighted
                                                    Average
(in thousands,                                        Shares        Earnings
except earnings per share)        Net Income     Outstanding       Per Share
----------------------------------------------------------------------------
 2000
    Basic                          $17,321         50,558        $       .34
    Effect of dilution:
        Stock options
           and awards                                266
----------------------------------------------------------------------------
    Diluted                        $17,321         50,824        $       .34
----------------------------------------------------------------------------
 1999
    Basic                          $23,545         52,562        $       .45
    Effect of dilution:
        Stock options
            and awards                                241
----------------------------------------------------------------------------
Diluted                            $23,545         52,803        $       .45
----------------------------------------------------------------------------
1998
   Basic                           $29,823         51,808        $       .58
   Effect of dilution:
        Stock options
            and awards                              1,927
----------------------------------------------------------------------------
Diluted                            $29,823         53,735        $       .56
----------------------------------------------------------------------------


In 2000 and 1999, 2,461,383 and 1,817,309 stock options, respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect.


RESTRUCTURING CHARGES


2000 Restructuring
------------------

During 2000, the Company recorded a pre-tax restructuring charge of $21.0 million. The charge reflects: (i) the integration of the U.S. broadloom operations; (ii) the consolidation of certain administrative and back-office functions; (iii) the divestiture of certain non-strategic Re:Source Americas operations; and (iv) the abandonment of manufacturing equipment utilized in the production of discontinued product lines.

Specific elements of the restructuring activities, the related costs and current status of the plan are discussed below.

U.S.
----

Historically, the Company has operated two manufacturing facilities to produce its Bentley and Prince Street brands of broadloom carpet. These facilities, which were located in Cartersville, Georgia, and City of Industry, California, have recently been operating at less than full capacity. In the first quarter of 2000, the Company decided to integrate these two facilities to reduce excess capacity. As a result, the facility in Cartersville, Georgia, was closed and the manufacturing operations were relocated and integrated into the facility in City of Industry, California. A charge of $4.1 million was recorded representing the cost of consolidating these facilities and the reduction of carrying value of the related property and equipment, inventories and other related assets.
Additionally, the company recorded approximately $4.6 million of termination benefits associated with the facility closure.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

Between 1996 and 1999 the Company created a distribution channel through the acquisition of twenty-nine service companies located throughout the U.S. Since that time two of these businesses have failed to achieve satisfactory operating income levels. During 2000, the Company elected to divest of these under-performing operations. As a result, a charge of approximately $7.6 million was recorded representing the reduction of carrying value of the related property and equipment, impairment of intangible assets and other costs to close or dispose of these operations.

Europe


Recent economic developments in Europe necessitated an organizational re-alignment. During fiscal year 2000, the European operations were reorganized in order to adapt to these changes. As a result, certain manufacturing, selling and administrative positions were eliminated. The Company recorded approximately $3.7 million of termination benefits related to this reorganization.

A summary of the restructuring activities which were planned as of April 2, 2000 is presented below:

(in thousands)                       U.S.         Europe          Total
-----------------------------------------------------------------------
Termination benefits              $ 4,637        $ 3,732        $ 8,369
Impairment of property,
     plant and equipment            1,750           --            1,750
Facilities consolidation            2,358           --            2,358
Divestiture of operations,
     including impairment
     of intangible assets           7,618           --            7,618
-----------------------------------------------------------------------
                                  $16,363        $ 3,732        $20,095
=======================================================================

The restructuring charge was comprised of $11.9 million of cash expenditures for severance benefits and other costs and $8.2 million of non-cash charges, primarily for the write-down of impaired assets.

The termination benefits of $8.4 million, primarily related to severance costs, resulted from aggregate expected reductions of 175 employees. The staff reductions as originally planned were expected to be as follows:

                                   U.S.     Europe     Total
------------------------------------------------------------
Manufacturing                      63         21         84
Selling and administrative         59         32         91
-----------------------------------------------------------
                                  122         53        175
===========================================================

As a result of the restructuring, a total of 425 employees were terminated through December 31, 2000. There will not be any further terminations as a result of the restructuring. The charge for termination benefits and other costs to exit activities incurred during 2000 was reflected as a separately stated charge against operating income. During the fourth quarter of 2000 the Company recorded an additional charge of $.95 million related to the terminations. The Company believes the remaining provisions are adequate to complete the plan.

The following table displays the components of the accrued restructuring liability for the period ended December 31, 2000:

Termination Benefits
--------------------

(in thousands)                         U.S.            Europe          Total
----------------------------------------------------------------------------
Balance, at  April 2, 2000           $ 4,637         $ 3,732         $ 8,369
Additional expense                       952            --               952
Payments                              (5,463)         (3,732)         (9,195)
----------------------------------------------------------------------------
Balance, at December 31, 2000        $   126         $  --           $   126
============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

Other Costs to Exit Activities
------------------------------

(in thousands)                          U.S.        Europe          Total
--------------------------------------------------------------------------
Balance, at April 2, 2000            $ 11,726         $--        $ 11,726
Payments                              (11,239)         --         (11,239)
-------------------------------------------------------------------------
Balance, at December 31, 2000        $    487         $--        $    487
=========================================================================

1998 Restructuring
------------------

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

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

Interior Fabrics
----------------

The Interior Fabrics Group's restructuring plan was comprised of the following actions: (i) the Company ceased manufacturing operations in Greensboro, North Carolina, and transferred certain personnel and operations to an existing facility in Dudley, Massachusetts; (ii) the European fabric operations were restructured by integrating the Camborne, Guilford, and Glenside operating units into a single manufacturing facility; and (iii) the Company abandoned its warehousing operations in Singapore and Malaysia, in favor of establishing exclusive distributor arrangements. These decisions were prompted by the opportunity to assimilate recently acquired entities as well as a response to recent poor economic conditions in Asia. The aforementioned restructuring plans resulted in significant headcount reductions and abandonment of property, equipment and inventory.

A summary of the restructuring activities which were planned as of January 3, 1999 is presented below:



                                            Asia/Pacific                   Europe
                                    ----------------------------------------------------------

                                      Floor-                        Floor-
(in thousands)                      coverings        Fabrics     coverings         Fabrics
----------------------------------------------------------------------------------------------
Termination benefits                 $ 1,438        $  --          $ 4,323        $ 1,123
Property, plant and equipment          7,098           --            1,119             66
Intangible assets                      2,049           --             --             --
Inventory                                652           --             --              453
Contract obligation                     --             --              505           --
Other costs                            3,180           --             --               27
----------------------------------------------------------------------------------------------
                                     $14,417        $  --          $ 5,947        $ 1,669
----------------------------------------------------------------------------------------------

(Continued)
                                               U.S.                          Totals
                                    ------------------------------------------------------
                                      Floor-                        Floor-                      Grand
(in thousands)                     coverings        Fabrics       coverings        Fabrics      Total
--------------------------------------------------------------------------------------------------------
Termination benefits                 $  --          $   750        $ 5,761        $ 1,873        $ 7,634
Property, plant and equipment          1,600            500          9,817            566         10,383
Intangible assets                       --             --            2,049           --            2,049
Inventory                               --             --              652            453          1,105
Contract obligation                     --             --              505           --              505
Other costs                             --              400          3,180            427          3,607
--------------------------------------------------------------------------------------------------------
                                     $ 1,600        $ 1,650        $21,964        $ 3,319        $25,283
---------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

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

                           Asia/Pacific             Europe
                     ------------------------------------------
                        Floor-                Floor-
                     coverings    Fabrics   coverings   Fabrics
---------------------------------------------------------------
Manufacturing            49        --          83        --
Selling and
  administrative         25        --           7         11
--------------------------------------------------------------
                         74        --          90         11
--------------------------------------------------------------


                                U.S.               Totals
                      ------------------------------------------
                          Floor-              Floor-              Grand
                      coverings   Fabrics  coverings    Fabrics   Total
------------------------------------------------------------------------


Manufacturing           --         100        132        100        232
Selling and
  administrative        --          12         32         23         55
-----------------------------------------------------------------------
                        --         112        164        123        287
-----------------------------------------------------------------------

As a result of the restructuring, a total of 253 employees were terminated. There will not be any further terminations as a result of the restructuring. The charge for termination benefits and other costs to exit activities incurred during 1999 and 1998 was reflected as a separately stated charge against operating income.

The following table displays the components of the accrued restructuring liability:

Termination Benefits
--------------------


                                             Asia/Pacific                Europe
                                     ------------------------------------------------------
                                        Floor-                   Floor-
(in thousands)                       coverings      Fabrics    coverings          Fabrics
-------------------------------------------------------------------------------------------
Balance, at January 3, 1999          $   600         $--        $ 2,367         $    18
Additional expense                      --            --            767            --
Payments                                (600)         --         (2,246)            (18)
Reversal of over-accrual                --            --           (672)           --
-------------------------------------------------------------------------------------------
Balance, at January 2, 2000             --            --            216            --
Payments                                --            --           (216)           --
-------------------------------------------------------------------------------------------
Balance, at December 31, 2000        $  --           $--        $  --           $  --
===========================================================================================


(CONTINUED)

                                             U.S.                       Totals
                                  ---------------------------------------------------------
                                     Floor-                    Floor-                            Grand
(in thousand)                     coverings       Fabrics    coverings         Fabrics           Total
-------------------------------------------------------------------------------------------------------
Balance, at January 3, 1999        $  --      $   750         $ 2,967         $   768         $ 3,735
Additional expense                    --          705             767             705           1,472
Payments                              --       (1,455)         (2,846)         (1,473)         (4,319)
Reversal of over-accrual              --         --              (672)           --              (672)
-------------------------------------------------------------------------------------------------------
Balance, at January 2, 2000           --         --               216            --               216
Payments                              --         --              (216)           --              (216)
-------------------------------------------------------------------------------------------------------
Balance, at December 31, 2000         --      $  --           $  --           $  --           $  --
=======================================================================================================



Other Costs to Exit Activities
------------------------------

                                             Asia/Pacific              Europe
                                     -------------------------------------------------------
                                        Floor-                   Floor-
(in thousands)                       coverings      Fabrics    coverings          Fabrics
--------------------------------------------------------------------------------------------
Balance, at January 3, 1999          $ 1,361       $  --        $   505         $    33
Additional expense                      --            --           --              --
Payments                              (1,111)         --           (505)            (33)
--------------------------------------------------------------------------------------------
Balance, at January 2, 2000              250          --           --              --
Payments                                (250)         --           --              --
--------------------------------------------------------------------------------------------
Balance, at December 31, 2000        $  --         $  --        $  --           $  --
============================================================================================


                                                 U.S.                       Totals
                                    -------------------------------------------------------------
                                        Floor-                         Floor-                          Grand
(in thousand)                       coverings         Fabrics       coverings         Fabrics          Total
------------------------------------------------------------------------------------------------------------
Balance, at January 3, 1999          $  --           $   400         $ 1,866         $   433         $ 2,299
Additional expense                      --               331            --               331             331
Payments                                --              (731)         (1,616)           (764)         (2,380)
-------------------------------------------------------------------------------------------------------------
Balance, at January 2, 2000             --               --               250            --              250
Payments                                --               --              (250)           --             (250)
-------------------------------------------------------------------------------------------------------------
Balance, at December 31, 2000       $   --          $  --           $  --           $  --           $  --
=============================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


TAXES ON INCOME

Provisions for federal, foreign, and state income taxes in the consolidated statements of income consisted of the following components:

                                                      Fiscal Year Ended
                              -----------------------------------------
(in thousands)                  2000              1999             1998
-----------------------------------------------------------------------
Current:
    Federal                  $ 12,719         $  3,868         $ 13,769
    Foreign                     5,805            4,493            8,460
    State                       2,052            2,210            3,070
-----------------------------------------------------------------------
                               20,576           10,571           25,299
=======================================================================

Deferred (reduction):
    Federal                    (5,458)           3,620           (3,032)
    Foreign                    (1,484)           2,120           (2,171)
    State                      (1,116)          (1,883)            (808)
------------------------------------------------------------------------
                               (8,058)           3,857           (6,011)
------------------------------------------------------------------------
                             $ 12,518         $ 14,428         $ 19,288
=======================================================================

Income before taxes on income consisted of the following:

                                              Fiscal Year Ended
                          -------------------------------------
(in thousands)              2000           1999            1998
---------------------------------------------------------------
U.S. operations           $16,762        $ 7,434        $30,353
Foreign operations         13,077         30,539         18,758
---------------------------------------------------------------
                          $29,839        $37,973        $49,111
===============================================================


Deferred income taxes for the years ended December 31, 2000 and January 2, 2000 reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

At December 31, 2000, the Company's foreign subsidiaries had approximately $5.4 million in net operating losses available for an unlimited carryforward period. Additionally, the Company had approximately $70 million in state net operating losses expiring at various times through 2015.

The sources of the temporary differences and their effect on the net deferred tax liability are as follows:

                                    2000                         1999
                           ------------------------------------------------------
(in thousands)                Assets     Liabilities       Assets     Liabilities
---------------------------------------------------------------------------------
Basis differences
     of property
     and equipment          $  --          $30,760        $  --          $27,259
Net operating
     loss carry-
     forwards                 5,179           --            5,962           --
Other differences
     in basis
     of assets
     and liabilities         15,895           --            4,329           --
-------------------------------------------------------------------------------
                            $21,074        $30,760        $10,291        $27,259
================================================================================



The effective tax rate on income before taxes differs from the U.S. statutory rate. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:


                                                                 Fiscal Year Ended
                                                  --------------------------------
                                                  2000         1999           1998
----------------------------------------------------------------------------------
Taxes on income at U.S.
    statutory rate                               35.0%         35.0%         35.0%
Increase in taxes resulting from:
        State income taxes,
                 net of federal benefit           2.0           1.0           3.0
        Amortization of excess
            of cost over net assets
            acquired and related
            purchase accounting
            adjustments                          12.7           7.9           5.8
        Foreign and U.S. tax
            effects attributable
            to foreign operations                (5.5)         (6.4)         (3.2)
        Other                                    (2.2)          0.5          (1.3)
----------------------------------------------------------------------------------
        Taxes on income at
           effective rates                       42.0%         38.0%         39.3%
==================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $46 million at December 31, 2000. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $1.2 million would be payable upon remittance of all previously unremitted earnings at December 31, 2000.

HEDGING TRANSACTIONS AND
DERIVATIVE FINANCIAL INSTRUMENTS

The Company has employed the use of derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign currency exchange rates. While these hedging instruments were subject to fluctuations in value, such fluctuations were generally offset by the fluctuations in values of the underlying exposures being hedged. The Company has not held or issued derivative financial instruments for trading purposes. The Company has historically monitored the use of derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. The Company has established strict counter-party credit guidelines and has entered into transactions only with financial institutions of investment grade or better. As a result, the Company has historically considered the risk of counter-party default to be minimal.

Interest Rate Management
------------------------

In order to maintain the percentage of fixed and variable rate debt within certain parameters, the Company has previously entered into interest rate swap agreements. In these swaps, the Company agreed to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR. Any differences paid or received on interest rate swap agreements were recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. As of December 31, 2000 and January 2, 2000, the Company had no outstanding interest rate management swap agreements.

Foreign Currency Exchange Rate Management
-----------------------------------------

The purpose of the Company's foreign currency hedging activities was to reduce the risk that the eventual local currency inflows resulting from sales to foreign customers would be adversely affected by changes in exchange rates.

The Company entered into currency swap contracts to hedge certain firm sales commitments denominated in foreign currencies. Net gains and losses were deferred and recognized in income in the same period which the hedged transaction affected. As of December 31, 2000 and January 2, 2000, the Company had no outstanding foreign currency management swap agreements.

As mentioned above, the Company had no outstanding agreements to hedge fluctuations in interest and foreign currency exchange rates as of December 31, 2000. The Company believes that, at this time, such hedges are not necessary. During 1998, the Company restructured its borrowing facilities which provided for multicurrency loan agreements resulting in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

Company's ability to borrow funds in the countries in which the funds are expected to be utilized. Further, the advent of the euro has provided additional currency stability within the Company's European markets. As such, these events have provided the Company natural hedges on currency fluctuations. Interest rate management swap agreements have also become unnecessary given the structure of the Company's unsecured $300 million revolving credit facility, which charges interest at varying rates based on the Company's ability to meet certain performance criteria.

COMMITMENTS AND CONTINGENCIES

The Company leases certain marketing, production and distribution facilities and equipment. At December 31, 2000, aggregate minimum rent commitments under operating leases with initial or remaining terms of one year or more consisted of the following:

Fiscal Year       (in thousands)
--------------------------------
2001                    $21,646
2002                     17,316
2003                     12,892
2004                      9,677
2005                      5,926
Thereafter               25,453
-------------------------------
                        $92,910
===============================

Rental expense amounted to approximately $23.6 million, $17.5 million, and $17.1 million for the fiscal years ended 2000, 1999, and 1998, respectively.


EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement investment plan ("401(k) Plan"), which is open to all otherwise eligible U.S. employees with at least six months of service. The 401(k) Plan calls for Company matching contributions on a sliding scale based on the level of the employee's contribution. The Company may, at its discretion, make additional contributions to the Plan based on the attainment of certain performance targets by its subsidiaries. The Company's matching contributions are funded monthly and totaled approximately $2.7 million, $1.7 million and $1.6 million for the years ended 2000, 1999 and 1998, respectively. The Company's discretionary contributions totaled $4.0 million, $2.3 million, and $3.5 million for the years ended 2000, 1999, and 1998, respectively.

Under the Interface, Inc. Nonqualified Savings Plan ("NSP"), the Company will provide eligible employees the opportunity to enter into agreements for the deferral of a specified percentage of their compensation, as defined in the NSP. The obligations of the Company under such arrangements to pay the deferred compensation in the future in accordance with the terms of the NSP will be unsecured general obligations of the Company. Participants have no right, interest or claim in the assets of the Company, except as unsecured general creditors. The Company has established a Rabbi Trust to hold, invest and reinvest deferrals and contributions under the NSP. If a change in control of the Company occurs, as defined in the NSP, the Company will contribute an amount to the Rabbi Trust sufficient to pay the obligation owed to each Participant. Deferred compensation in connection with the NSP totaled $5.5 million which was invested in cash and marketable securities at December 31, 2000.

The Company has trusteed defined benefit retirement plans ("Plans") which cover many of its European employees. The benefits are generally based on years of service and the employee's average monthly compensation. Pension expense was $2.3 million, $3.3 million and $4.2 million for the years ended 2000, 1999 and 1998, respectively. Plan assets are primarily invested in equity and fixed income securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

The table presented below sets forth the funded status of the Company's significant domestic and foreign defined benefit plans and required disclosures in accordance with SFAS 132.

                                              Fiscal Year Ended
                                   ----------------------------
(in thousands)                          2000              1999
---------------------------------------------------------------
Change in benefit obligation
  Benefit obligation,
      beginning of year             $ 123,489         $ 114,689
  Service cost                          4,004             3,665
  Interest cost                         7,224             6,549
  Benefits paid                        (4,489)           (7,089)
  Actuarial (gain) loss                  (901)           10,938
  Member contributions                  1,079             1,153
  Currency translation
      adjustment                       (8,989)           (6,416)
---------------------------------------------------------------
  Benefit obligation,
      end of year                   $ 121,417         $ 123,489
===============================================================
Change in plan assets
   Plan assets,
       beginning of year            $ 131,345         $ 105,571
   Actual return on assets                105            31,099
   Company contributions                  999             7,247
   Member contributions                 1,079             1,153
   Benefits paid                       (4,489)           (7,089)
   Administration expenses               (615)             (455)
   Currency translation
       adjustment                      (9,418)           (6,181)
---------------------------------------------------------------
   Plan assets, end of year         $ 119,006         $ 131,345
===============================================================


(in thousands)                                2000           1999
------------------------------------------------------------------
Reconciliation to Balance Sheet
  Funded status                            $(2,411)        $ 7,857
  Unrecognized actuarial loss                9,680             816
  Unrecognized prior service cost              170             227
  Unrecognized transition
      adjustment                               677             859
------------------------------------------------------------------
  Net amount recognized                    $ 8,116         $ 9,759
==================================================================
Amounts recognized in the
      consolidated balance sheets--
      Prepaid benefit cost                 $ 8,116         $ 9,759
==================================================================


(in thousands, except for                        Fiscal Year Ended
weighted average assumptions)           --------------------------
                                            2000              1999
------------------------------------------------------------------
Weighted average assumptions
     Discount rate                          6.4%             6.0%
     Expected return on plan assets         7.5%             7.1%
     Rate of compensation                   4.2%             3.9%
-----------------------------------------------------------------
Components of net periodic
     benefit cost
          Service cost                  $ 4,004          $ 3,665
          Interest cost                   7,224            6,549
          Expected return on
               plan assets                9,115)          (7,328)
          Amortization of prior
               service costs                 39              233
          Amortization of transition
               obligation                   125              144
----------------------------------------------------------------
          Net periodic benefit cost     $ 2,277          $ 3,263
================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


The Company maintains a nonqualified salary continuation plan ("SCP") which is designed to induce selected officers of the Company to remain in the employ of the Company by providing them with retirement, disability and death benefits in addition to those which they may receive under the Company's other retirement plans and benefit programs. The SCP entitles participants to (i) retirement benefits upon retirement at age 65 (or early retirement at age 55) after completing at least 15 years of service with the Company (unless otherwise provided in the SCP), payable for the remainder of their lives and in no event less than 10 years under the death benefit feature; (ii) disability benefits payable for the period of any pre-retirement total disability; and (iii) death benefits payable to the designated beneficiary of the participant for a period of up to 10 years. Benefits are determined according to one of three formulas contained in the SCP, and the SCP is administered by the Compensation Committee, which has full discretion in choosing participants and the benefit formula applicable to each. The Company's obligations under the SCP are currently unfunded (although the Company uses insurance instruments to hedge its exposure thereunder); however, the Company is required to contribute the present value of its obligations thereunder to an irrevocable grantor trust in the event of a change in control as defined in the SCP.

The table presented below sets forth the required disclosures in accordance with SFAS 132 and amounts recognized in the consolidated financial statements related to the SCP.

(in thousands, except for                      Fiscal Year Ended
weighted average assumptions)          -------------------------
                                          2000              1999
----------------------------------------------------------------
Change in benefit obligation
    Benefit obligation,
        beginning of year              $ 8,338          $ 7,723
    Service cost                           196              300
    Interest cost                          705              605
    Benefits paid                         (463)            (290)
    Actuarial loss                         707             --
----------------------------------------------------------------
Benefit obligation, end of year        $ 9,483          $ 8,338
----------------------------------------------------------------
Weighted average assumptions
    Discount rate                            8%               8%
    Rate of compensation                     4%               5%
----------------------------------------------------------------
Components of net periodic
        benefit cost
    Service cost                       $   196          $   300
    Interest cost                          705              605
    Amortization of transition
        obligation                         259              259
----------------------------------------------------------------
    Net periodic benefit cost          $ 1,160          $ 1,164
================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

SEGMENT INFORMATION


The Company has two reportable segments, Floorcovering Products/Services and Interior Fabrics. The Floorcovering Products/Services segment manufactures, installs and services commercial modular and commercial broadloom carpet while the Interior Fabrics segment manufactures panel and upholstery fabrics.

The accounting policies of the operating segments are the same as those described in Summary of Significant Accounting Policies. Segment amounts disclosed are prior to any elimination entries made in consolidation, except in the case of Net Sales, where intercompany sales have been eliminated. The chief operating decision maker evaluates performance of the segments based on operating income. Costs excluded from this profit measure primarily consist of allocated corporate expenses, interest expense and income taxes. Corporate expenses are primarily comprised of corporate overhead expenses. Thus, operating income includes only the costs that are directly attributable to the operations of the individual segment. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, short-term investments, intangible assets and intercompany receivables and loans (which are eliminated in consolidation).

Segment Disclosures
-------------------

Summary information by segment follows:

                                    Floorcovering       Interior
(in thousands)                  Products/Services       Fabrics              Other             Total
------------------------------------------------------------------------------------------------------
2000
Net sales                            $  951,664        $  252,732        $   79,552         $1,283,948
Depreciation and amortization            33,702             9,732             2,124             45,558
Operating income                         35,426            28,275             4,543             68,244
Total Assets                            834,101           216,718            65,842          1,116,661
======================================================================================================

1999
Net sales                            $  974,003        $  197,120        $   57,116         $1,228,239
Depreciation and amortization            28,657            11,081             2,100             41,838
Operating income                         55,054            21,306              (186)            76,174
Total assets                            821,382           205,169            47,624          1,074,175
======================================================================================================
1998
Net sales                            $1,018,992        $  213,280        $   48,857         $1,281,129
Depreciation and amortization            27,810            10,422             2,007             40,239
Operating income                         66,976            24,775            (2,257)            89,494
Total assets                            942,978           216,590            47,905          1,207,473
======================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


A reconciliation of the Company's total segment operating income, depreciation and amortization, and assets to the corresponding consolidated amounts follows:

                                                              Fiscal Year Ended
                            ---------------------------------------------------
(in thousands)                     2000                1999                1998
-------------------------------------------------------------------------------
Depreciation and
    Amortization
----------------

Total segment
    depreciation and
    amortization            $    45,558         $    41,838         $    40,239
Corporate
    depreciation and
    amortization                  5,067               3,951               2,347
-------------------------------------------------------------------------------
Reported
    depreciation and
    amortization            $    50,625         $    45,789         $    42,586
===============================================================================
Operating Income
----------------

Total Segment
    operating
    income                  $    68,244         $    76,174         $    89,494
Corporate
    expenses and
    eliminations                    765                 257                 197
-------------------------------------------------------------------------------
Reported
    operating
    income                  $    69,009         $    76,431         $    89,691
===============================================================================
Assets
------
Total segment
    assets                  $ 1,116,661         $ 1,074,175         $ 1,207,473
Corporate assets
    and eliminations            (81,812)            (45,680)           (170,609)
-------------------------------------------------------------------------------
Reported total
    assets                  $ 1,034,849         $ 1,028,495         $ 1,036,864
===============================================================================


Enterprise-wide Disclosures
---------------------------

Revenue and long-lived assets related to operations in the U.S. and other foreign countries are as follows:

                                                    Fiscal Year Ended
                       ----------------------------------------------
(in thousands)              2000              1999               1998
---------------------------------------------------------------------
Sales to
  Unaffiliated
  Customers (1)
  -------------
United States         $  880,477        $  805,112        $  836,715
United Kingdom           204,078           194,132           206,111
Other foreign
   countries             199,393           228,995           238,303
--------------------------------------------------------------------
Net sales             $1,283,948        $1,228,239        $1,281,129
====================================================================

Long-lived
     Assets (2)
     ----------
United States         $  180,318        $ 172,024         $  165,450
United Kingdom            46,919           47,953             46,347
Netherlands               12,391           12,279             11,595
Other foreign
   countries              18,617           21,180             21,920
---------------------------------------------------------------------
Total long-lived
   assets             $  258,245        $ 253,436         $  245,312
=====================================================================
(1) Revenue attributed to geographic areas is based on the location of the customer.
(2) Long-lived assets include tangible assets physically located in foreign countries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's Class A Common Stock. The prices represent the reported high and low closing sale prices.

                                                                                     Fiscal Year Ended 2000
                                   ------------------------------------------------------------------------
                                         First               Second              Third               Fourth
(in thousands, except share data)      Quarter              Quarter             Quarter             Quarter
-----------------------------------------------------------------------------------------------------------
Net sales                         $    293,218         $    323,725        $    336,663        $    330,342
Gross profit                            88,666               97,545             101,700             100,091
Net income (loss)                       (8,804)               7,042               9,759               9,322
------------------------------------------------------------------------------------------------------------
Earnings per common share
         Basic                    $      (0.17)       $        0.14       $        0.19       $        0.19
         Diluted                         (0.17)                0.14                0.19                0.18
------------------------------------------------------------------------------------------------------------
Dividends per common share        $       0.045       $        0.045      $        0.045      $        0.045
------------------------------------------------------------------------------------------------------------
Share prices
         High                     $      5 9/16       $       4  3/8      $     7  31/32      $          10
         Low                             4                    3  3/32           3  15/16            6 21/32
===========================================================================================================

                                                                                     Fiscal Year Ended 1999
------------------------------------------------------------------------------------------------------------
                                          First             Second               Third                Fourth
(in thousands, except share data)       Quarter            Quarter             Quarter               Quarter
------------------------------------------------------------------------------------------------------------
Net sales                         $    307,866        $    305,452        $    304,246        $     310,675
Gross profit                            96,608              95,659              94,340               95,508
Net income                               5,606               6,329               5,259                6,351
------------------------------------------------------------------------------------------------------------
Earnings per common share
         Basic                    $       0.11        $       0.12        $       0.10        $       0.12
         Diluted                          0.11                0.12                0.10                0.12
------------------------------------------------------------------------------------------------------------
Dividends per common share        $       0.045       $      0.045        $      0.045        $       0.045
------------------------------------------------------------------------------------------------------------
Share prices
         High                     $     10 1/16       $   11  6/32        $    9 14/16        $     5  12/32
         Low                             7 1/2             6 14/16             4  9/16              4   1/64
============================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                                Year Ended 2000
-------------------------------------------------------------------------------------------------------------------------------
                                                                               Interface, Inc.  Consolidation
                                                  Guarantor     Nonguarantor      (Parent       & Elimination      Consolidated
(in thousands)                                  Subsidiaries    Subsidiaries     Corporation)         Entries            Totals
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $ 1,029,452     $   380,195      $      --       $  (125,699)      $ 1,283,948
Cost of sales                                        756,778         264,865             --          (125,699)          895,944
-------------------------------------------------------------------------------------------------------------------------------
Gross profit on sales                                272,674         115,330             --              --             388,004
Selling, general and administrative expenses         189,311          87,754           20,883            --             297,948
Restructuring charge                                  16,815           3,732              500            --              21,047
-------------------------------------------------------------------------------------------------------------------------------
Operating income                                      66,548          23,844          (21,383)           --              69,009
-------------------------------------------------------------------------------------------------------------------------------
Other expense (income)
     Interest expense                                 18,181           6,781           13,538            --              38,500
     Other                                               (73)            743             --              --                 670
-------------------------------------------------------------------------------------------------------------------------------
     Total other expense                              18,108           7,524           13,538            --              39,170
-------------------------------------------------------------------------------------------------------------------------------
     Income before taxes on income and
        equity in income of subsidiaries              48,440          16,320          (34,921)           --              29,839
Taxes on income (benefit)                             13,110           4,842           (5,434)           --              12,518
Equity in income of subsidiaries                        --              --             46,808         (46,808)             --
-------------------------------------------------------------------------------------------------------------------------------
Net income                                       $    35,330     $    11,478      $    17,321     $   (46,808)      $    17,321
===============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                                 Year Ended 1999
--------------------------------------------------------------------------------------------------------------------------------
                                                                               Interface, Inc.    Consolidation
                                                   Guarantor    Nonguarantor      (Parent         & Elimination     Consolidated
(in thousands)                                  Subsidiaries    Subsidiaries     Corporation)           Entries           Totals
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $   970,959     $   383,385      $      --        $  (126,105)      $ 1,228,239
Cost of sales                                        714,452         257,777             --           (126,105)          846,124
---------------------------------------------------------------------------------------------------------------------------------
Gross profit on sales                                256,507         125,608             --               --             382,115
Selling, general and administrative expenses         186,203          88,678           29,672             --             304,553
Restructuring charge                                   1,036              95             --               --               1,131
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                      69,268          36,835          (29,672)            --              76,431
---------------------------------------------------------------------------------------------------------------------------------
Other expense (income)
   Interest expense                                   13,660           6,853           18,859             --              39,372
   Other                                              (2,559)          1,645             --               --                (914)
---------------------------------------------------------------------------------------------------------------------------------
   Total other expense                                11,101           8,498           18,859             --              38,458
---------------------------------------------------------------------------------------------------------------------------------
   Income before taxes on income and
       equity in income of subsidiaries               58,167          28,337          (48,531)            --              37,973
Taxes on income (benefit)                             22,103           6,465          (14,140)            --              14,428
Equity in income of subsidiaries                        --              --             57,936          (57,936)             --
---------------------------------------------------------------------------------------------------------------------------------
Net income                                       $    36,064     $    21,872      $    23,545      $   (57,936)      $    23,545
================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                                 Year Ended 1998
--------------------------------------------------------------------------------------------------------------------------------
                                                                              Interface, Inc.     Consolidation
                                                  Guarantor     Nonguarantor     (Parent          & Elimination     Consolidated
(in thousands)                                 Subsidiaries    Subsidiaries      Corporation)           Entries          Totals
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $1,008,051      $  448,569       $     --          $ (175,491)       $1,281,129
Cost of sales                                       713,520         309,631             --            (175,491)          847,660
--------------------------------------------------------------------------------------------------------------------------------
Gross profit on sales                               294,531         138,938             --                --             433,469
Selling, general and administrative expenses        214,629          93,469           10,397              --             318,495
Restructuring charge                                  3,250          22,033             --                --              25,283
--------------------------------------------------------------------------------------------------------------------------------
Operating income                                     76,652          23,436          (10,397)             --              89,691
--------------------------------------------------------------------------------------------------------------------------------
Other expense (income)
     Interest expense                                14,054           7,021           15,630              --              36,705
     Other                                            4,730            (855)            --                --               3,875
--------------------------------------------------------------------------------------------------------------------------------
     Total other expense                             18,784           6,166           15,630              --              40,580
--------------------------------------------------------------------------------------------------------------------------------
     Income before taxes on income and
          equity in income of subsidiaries           57,868          17,270          (26,027)             --              49,111
Taxes on income (benefit)                            22,742           6,787          (10,241)             --              19,288
Equity in income of subsidiaries                       --              --             45,608           (45,608)             --
--------------------------------------------------------------------------------------------------------------------------------
Net income                                       $   35,126      $   10,483       $   29,822        $  (45,608)       $   29,823
================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                           December 31, 2000
-----------------------------------------------------------------------------------------------------------------------------
                                                                           Interface, Inc.    Consolidation
                                               Guarantor   Nonguarantor       (Parent         & Elimination      Consolidated
(in thousands)                              Subsidiaries   Subsidiaries      Corporation)           Entries            Totals
-----------------------------------------------------------------------------------------------------------------------------
Assets
------
Current
    Cash                                    $     4,469     $     3,953      $      (561)        $      --        $     7,861
    Accounts receivable                         177,641          77,992          (50,747)               --            204,886
    Inventories                                 135,722          62,341             --                  --            198,063
    Miscellaneous                                12,912          11,743           11,643                --             36,298
-----------------------------------------------------------------------------------------------------------------------------
             Total current assets               330,744         156,029          (39,665)               --            447,108
Property and equipment, less
     accumulated depreciation                   164,255          77,927           16,063                --            258,245
Investments in subsidiaries                      91,675           7,065          870,867            (969,607)            --
Miscellaneous                                     2,418          22,085           40,337                --             64,840
Excess of cost over net assets acquired         172,908          90,692            1,056                --            264,656
-----------------------------------------------------------------------------------------------------------------------------
                                            $   762,000     $   353,798      $   888,658         $  (969,607)     $ 1,034,849
=============================================================================================================================


Liabilities and Shareholders' Equity
------------------------------------
Current liabilities                         $   124,137       $    66,584      $    15,428         $      --        $   206,149
Long-term debt, less current maturities           6,659            44,141          370,750                --            421,550
Deferred income taxes                            17,802             3,371            8,378                --             29,551
-------------------------------------------------------------------------------------------------------------------------------
             Total liabilities                  148,598           114,096          394,556                --            657,250
-------------------------------------------------------------------------------------------------------------------------------
Minority interests                                 --               5,164             --                  --              5,164
Shareholders' equity
    Preferred stock                              57,891              --               --               (57,891)            --
    Common stock                                 94,144           102,199            5,808            (196,320)           5,832
    Additional paid-in capital                  191,431            12,525          217,946            (203,641)         218,261
    Retained earnings                           270,699           160,814          280,393            (470,506)         241,400
    Foreign currency translation adjustment        (763)          (41,000)         (10,045)            (21,144)         (72,952)
    Treasury stock                                 --                --               --               (20,105)         (20,105)
-------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                      613,402           234,538          494,102            (969,607)         372,435
-------------------------------------------------------------------------------------------------------------------------------
                                            $   762,000       $   353,798      $   888,658         $  (969,607)     $ 1,034,849
===============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------



SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                               January 2, 2000
------------------------------------------------------------------------------------------------------------------------------
                                                                               Interface, Inc.   Consolidation
                                               Guarantor      Nonguarantor        (Parent        & Elimination    Consolidated
(in thousands)                               Subsidiaries     Subsidiaries       Corporation)          Entries          Totals
------------------------------------------------------------------------------------------------------------------------------
Assets
------
Current
    Cash                                      $     4,137      $     6,412       $    (8,001)       $      --      $     2,548
    Accounts receivable                           170,248           71,569           (38,267)              --          203,550
    Inventories                                   110,186           66,732              --                 --          176,918
    Miscellaneous                                  10,871           20,425             6,466               --           37,762
------------------------------------------------------------------------------------------------------------------------------
             Total current assets                 295,442          165,138           (39,802)              --          420,778
Property and equipment, less
    accumulated depreciation                      151,956           81,312            20,168               --          253,436
Investments in subsidiaries                        38,100            9,758           861,459           (909,317)          --
Miscellaneous                                      12,118           24,367            39,024               --           75,509
Excess of cost over net assets acquired           183,942           91,241             3,589               --          278,772
------------------------------------------------------------------------------------------------------------------------------
                                              $   681,558      $   371,816       $   884,438        $  (909,317)   $ 1,028,495
==============================================================================================================================

Liabilities and Shareholders' Equity
------------------------------------

Current liabilities                                91,559           83,888            28,305               --          203,752
Long-term debt, less current maturities             6,529           37,915           355,700               --          400,144
Deferred income taxes                              15,006            6,111            12,278               --           33,395
------------------------------------------------------------------------------------------------------------------------------
             Total liabilities                    113,094          127,914           396,283               --          637,291
------------------------------------------------------------------------------------------------------------------------------
Minority interests                                   --              2,012              --                 --            2,012
Shareholders' equity
    Preferred stock                                57,891             --                --              (57,891)          --
    Common stock                                   94,145          102,199             5,902           (196,344)         5,902
    Additional paid-in capital                    191,411           12,525           222,373           (203,936)       222,373
    Retained earnings                             229,217          154,597           265,641           (416,133)       233,322
    Foreign currency translation adjustment        (4,200)         (27,431)           (5,761)           (16,279)       (53,671)
    Treasury stock                                   --               --                --              (18,734)       (18,734)
------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                        568,464          241,890           488,155           (909,317)       389,192
------------------------------------------------------------------------------------------------------------------------------
                                              $   681,558      $   371,816       $   884,438        $  (909,317)   $ 1,028,495
==============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                                 January 3, 1999
--------------------------------------------------------------------------------------------------------------------------------
                                                                              Interface, Inc.  Consolidation
                                                 Guarantor     Nonguarantor     (Parent        & Elimination        Consolidated
(in thousands)                                Subsidiaries     Subsidiaries     Corporation)         Entries              Totals
--------------------------------------------------------------------------------------------------------------------------------
Assets
------
Current
    Cash                                       $     6,145      $     5,234     $   ( 1,469)     $      --           $     9,910
    Accounts receivable                            139,718           80,276         (25,191)            --               194,803
    Inventories                                    131,749           67,589            --               --               199,338
    Miscellaneous                                    8,138           17,386           8,949             --                34,473
--------------------------------------------------------------------------------------------------------------------------------
        Total current assets                       285,750          170,485         (17,711)            --               438,524
Property and equipment, less
    accumulated depreciation                       151,782           79,862          13,668             --               245,312
Investments in subsidiaries                         37,030              871         791,289         (829,190)               --
Miscellaneous                                       11,733            8,791          29,535             --                50,059
--------------------------------------------------------------------------------------------------------------------------------
Excess of cost over net assets acquired            187,412          112,650           2,907             --               302,969
--------------------------------------------------------------------------------------------------------------------------------
                                               $   673,707      $   372,659     $   819,688      $  (829,190)        $ 1,036,864
================================================================================================================================

Liabilities and Shareholders' Equity
------------------------------------
Current liabilities                                117,311          102,059           5,742             --               225,112
Long-term debt, less current maturities              8,342           41,622         337,687             --               387,651
Deferred income taxes                               15,085            6,037           2,360             --                23,482
--------------------------------------------------------------------------------------------------------------------------------
             Total liabilities                     140,738          149,718         345,789             --               636,245
--------------------------------------------------------------------------------------------------------------------------------
Minority interests                                    --              1,795            --               --                 1,795
Shareholders' equity
    Preferred stock                                 57,891             --              --            (57,891)               --
    Common stock                                    94,145          102,199           5,983         (196,344)              5,983
    Additional paid-in capital                     191,411           12,525         231,959         (203,936)            231,959
    Retained earnings                              193,153          132,580         242,119         (348,622)            219,230
    Foreign currency translation adjustment         (3,631)         (19,759)         (6,162)          (2,116)            (31,668)
    Minimum pension liability                         --             (6,399)           --               --                (6,399)
    Treasury stock                                    --               --              --            (20,281)            (20,281)
--------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                         532,969          221,146         473,899         (829,190)            398,824
--------------------------------------------------------------------------------------------------------------------------------
                                               $   673,707      $   372,659     $   819,688      $  (829,190)        $ 1,036,864
================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                               Year Ended 2000
------------------------------------------------------------------------------------------------------------------------------
                                                                              Interface, Inc.  Consolidation
                                                 Guarantor      Nonguarantor      (Parent      & Elimination      Consolidated
(in thousands)                                 Subsidiaries     Subsidiaries     Corporation)        Entries           Totals
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities              $ 50,417         $ 33,537         $(12,522)            --           $ 71,432
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchase of plant and equipment                (19,661)         (10,834)            --               --            (30,495)
    Acquisitions, net of cash acquired             (25,307)          (4,565)            --               --            (29,872)
    Other                                           (1,135)         (21,010)          11,269             --            (10,876)
------------------------------------------------------------------------------------------------------------------------------
                                                   (46,103)         (36,409)          11,269             --            (71,243)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net borrowings (repayments)                     (3,982)            --             24,282             --             20,300
    Proceeds from issuance of common stock            --               --                496             --                496
    Cash dividends paid                               --               --             (9,243)            --             (9,243)
    Repurchase of common shares                       --               --             (6,842)            --             (6,842)
------------------------------------------------------------------------------------------------------------------------------
                                                    (3,982)            --              8,693             --              4,711
------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash               --                413             --               --                413
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                        332           (2,459)           7,440             --              5,313
Cash, at beginning of year                           4,137            6,412           (8,001)            --              2,548
------------------------------------------------------------------------------------------------------------------------------
Cash, at end of year                              $  4,469         $  3,953         $   (561)            --           $  7,861
==============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------

SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                               Year Ended 1999
------------------------------------------------------------------------------------------------------------------------------
                                                                              Interface, Inc.   Consolidation
                                                Guarantor       Nonguarantor      (Parent       & Elimination     Consolidated
(in thousands)                                Subsidiaries      Subsidiaries     Corporation)         Entries           Totals
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities              $ 22,336         $ 32,036         $ 16,694             --           $ 71,066
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchase of plant and equipment                (21,413)          (7,813)          (8,052)            --            (37,278)
    Acquisitions, net of cash acquired                --               --              9,826             --              9,826
    Other                                            1,626            3,390          (29,409)            --            (24,393)
------------------------------------------------------------------------------------------------------------------------------
                                                   (19,787)          (4,423)         (27,635)            --            (51,845)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net borrowings (repayments)                     (4,557)         (26,550)          23,433             --             (7,674)
    Proceeds from issuance of common stock            --               --              1,044             --              1,044
    Cash dividends paid                               --               --             (9,453)            --             (9,453)
    Repurchase of common shares                       --               --            (10,615)            --            (10,615)
------------------------------------------------------------------------------------------------------------------------------
                                                    (4,557)         (26,550)           4,409             --            (26,698)
------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash               --                115             --               --                115
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                     (2,008)           1,178           (6,532)            --             (7,362)
Cash, at beginning of year                           6,145            5,234           (1,469)            --              9,910
------------------------------------------------------------------------------------------------------------------------------
Cash, at end of year                              $  4,137         $  6,412         $ (8,001)            --           $  2,548
==============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------


SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

                                                                                                              Year Ended 1998
------------------------------------------------------------------------------------------------------------------------------
                                                                             Interface, Inc.   Consolidation
                                               Guarantor      Nonguarantor       (Parent       & Elimination      Consolidated
(in thousands)                               Subsidiaries     Subsidiaries      Corporation)         Entries            Totals
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities            $  48,243       $  51,909         $ (28,252)             --         $  71,900
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchase of plant and equipment               (26,669)        (16,839)           (1,719)             --           (45,227)
    Acquisitions, net of cash acquired               --              --             (71,504)             --           (71,504)
    Other                                           3,174         (11,070)           (8,589)             --           (16,485)
------------------------------------------------------------------------------------------------------------------------------
                                                  (23,495)        (27,909)          (81,812)             --          (133,216)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:

    Net borrowings (repayments)                   (22,964)        (25,906)           49,650              --               780
    Proceeds from issuance of common stock           --              --              70,630              --            70,630
    Cash dividends paid                              --              --              (8,499)             --            (8,499)
    Repurchase of common shares                      --              --              (2,535)             --            (2,535)
------------------------------------------------------------------------------------------------------------------------------
                                                  (22,964)        (25,906)          109,246              --            60,376
------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash              --               638              --                --               638
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                     1,784          (1,268)             (818)             --              (302)
Cash, at beginning of year                          4,361           6,502              (651)             --            10,212
------------------------------------------------------------------------------------------------------------------------------
Cash, at end of year                            $   6,145       $   5,234         $  (1,469)             --         $   9,910
==============================================================================================================================

--------------------------------------------------------------------------

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

Interface maintains an effective internal control structure. It consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority and comprehensive systems and control procedures. We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets. An important element of the control environment is an ongoing internal audit program.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, reviews the scope of the audits and findings of the independent certified public accountants. The Audit Committee meets periodically and privately with the independent accountants, with our internal auditors, as well as with management, to review accounting, auditing, internal control structure and financial reporting matters.

BDO Seidman, LLP, the Company's independent certified public accountants, have audited the financial statements prepared by management. Their opinion on the financial statements is presented as follows.



/s/ Ray C. Anderson

Ray C. Anderson
Chairman of the Board, President and
Chief Executive Officer


/s/ Daniel T. Hendrix
Daniel T. Hendrix
Executive Vice President,
Chief Financial Officer and Treasurer

REPORT OF
INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Shareholders of Interface, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Interface, Inc. and subsidiaries as of December 31, 2000 and January 2, 2000, and the related consolidated statements of income and comprehensive income (loss) and cash flows for each of the three fiscal years in the period ended December 31, 2000. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interface, Inc. and its subsidiaries as of December 31, 2000 and January 2, 2000, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ BDO Seidman, LLP

Atlanta, Georgia
February 20, 2001

SELECTED FINANCIAL INFORMATION

(in thousands, except share data)            2000             1999               1998              1997              1996
-------------------------------------------------------------------------------------------------------------------------
Annual Operating Data
Net sales                              $1,283,948        $1,228,239        $1,281,129        $1,135,290        $1,002,176
Cost of sales                             895,944           846,124           847,660           755,734           684,455
Operating income                           69,009            76,431            89,691            97,801            78,689
Net income                                 17,321            23,545            29,823            37,514            26,395
-------------------------------------------------------------------------------------------------------------------------
Earnings per common share
    Basic                              $     0.34        $     0.45        $     0.58        $     0.79        $     0.62
    Diluted                            $     0.34        $     0.45        $     0.56        $     0.76        $     0.60

Average Shares Outstanding
    Basic                                  50,558            52,562            51,808            47,416            40,121
    Diluted                                50,824            52,803            53,735            49,302            41,315

Cash dividends per common share        $     0.18        $     0.18        $    0.165        $    0.135        $   0.1225
Property additions (1)                     46,406            37,278            66,145            51,489            40,387
Depreciation and amortization              50,625            45,789            42,586            38,605            35,305
-------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data
Working capital                        $  240,959        $  217,026        $  213,412        $  183,403        $  189,584
Total assets                            1,034,849         1,028,495         1,036,864           929,563           862,546
Total long-term debt                      422,358           402,118           390,437           392,250           382,272
Shareholders' equity                      372,435           389,192           398,824           316,365           273,118
Book value per share                         7.33              7.52              7.60              6.55              6.28
Current ratio                                 2.2               2.1               1.9               2.0               2.2
=========================================================================================================================
(1) Includes property and equipment obtained in acquisition of business.